Filed Pursuant to Rule 424(b)(3)
PROSPECTUS	Registration No. 333-284509

Up to a Maximum of 5,000,000 Shares of Common Stock

and

67,162 Shares Issuable Upon the Exercise of the Commitment Warrant

Heritage Distilling Holding Company, Inc.

This prospectus relates to the resale from time to time by C/M Capital Master Fund, LP, a Delaware limited partnership (the “Investor”), of up to 5,000,000 shares of our common stock, par value $0.0001 per share, of the up to $15,000,000 aggregate gross purchase price of shares of common stock (the “ELOC Shares”), which would represent approximately 13,636,363 shares based on the closing price of our shares on The Nasdaq Capital Markets (“Nasdaq”) on January 22, 2025 of $1.10 per share, that have been or may be issued by us to the Investor pursuant to the Securities Purchase Agreement, dated as of January 23, 2025, between our company and the Investor (the “ELOC Purchase Agreement”), establishing a committed equity facility (the “Facility” or “Equity Line of Credit”). This prospectus also relates to 67,162 shares of common stock that will be issuable to the Investor upon the exercise of a stock purchase warrant with an exercise price of $0.001 per share (the “Commitment Warrant”) pursuant to the ELOC Purchase Agreement. We and the Investor have entered into a letter agreement dated January 23, 2025 under which the Investor shall not be allowed to exercise the Commitment Warrant for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such conversion.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the ELOC Shares by the Investor. However, we may receive up to $15,000,000 in aggregate gross proceeds from the Investor under the ELOC Purchase Agreement in connection with sales of the ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement after the date of this prospectus. The actual proceeds from the Investor may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold. The purchase price per share that the Investor will pay for shares of common stock purchased from us under the ELOC Purchase Agreement will fluctuate based on the market price of our shares at the time we elect to sell shares to the Investor. Further, to the extent we sell shares of common stock under the ELOC Purchase Agreement, substantial amounts of shares could be issued and resold, which would cause dilution and may impact the market price of our common stock. See “The Equity Line of Credit” for a description of the ELOC Purchase Agreement and the Facility and “Selling Stockholder” for additional information regarding the Investor.

The Investor may offer, sell or distribute all or a portion of the ELOC Shares hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will bear all costs, expenses and fees in connection with the registration of the ELOC Shares. The Investor is an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), and will pay or assume any discounts, commissions or concessions received by it except as set forth in the ELOC Purchase Agreement. Although the Investor is obligated to purchase our ELOC Shares under the terms of the ELOC Purchase Agreement to the extent we choose to sell such ELOC Shares to it (subject to certain conditions), there can be no assurances that the Investor will sell any or all of the ELOC Shares purchased under the ELOC Purchase Agreement pursuant to this prospectus. See “Plan of Distribution.”

We completed the initial public offering of our common stock on November 25, 2024. Our common stock is listed on Nasdaq under the symbol “CASK.” The last reported sale price of our common stock on Nasdaq on February 3, 2025 was $1.17 per share. We recommend that you obtain current market quotations for our common stock prior to making an investment decision.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, including any amendments or supplements, carefully before you make your investment decision.

Investing in our shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our shares in “Risk Factors” beginning on page 15 of this prospectus and the risk factors in any accompanying prospectus supplement.

We are an “emerging growth company” and “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so after this offering in future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2025

HERITAGE®

DISTILLING Co

HERITAGE DISTILLING Co
gin jam FIZZZZ
HERITAGE DISTILLING Co
peachy
HERITAGE DISTILLING Co
easy peasy LEMON SQUEEZY
HERITAGE DISTILLING Co
blood orange

STIEFEL'S SELECT
SINGLE BARREL

WHISKEY
HERITAGE

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) for the delayed or continuous offering and sale of securities pursuant to Rule 415 under the Securities Act. This prospectus generally describes Heritage Distilling Holding Company, Inc. and our common stock. The Investor may use this registration statement to sell up to an aggregate of up to 15,067,162 shares of our common stock from time to time through any means described in the section entitled “Plan of Distribution.” Our registration of the securities covered by this prospectus does not mean that either we or the Investor will issue, offer or sell, as applicable, any of the securities registered hereunder. Under the registration statement of which this prospectus forms a part, the Investor may, from time to time, sell the securities offered by it described in this prospectus.

We will not receive any proceeds from the sale of common stock by the Investor pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares pursuant to this prospectus. We may receive up to $15.0 million in aggregate gross proceeds from the Investor under the ELOC Purchase Agreement in connection with sales of the shares of our common stock pursuant to the ELOC Purchase Agreement after the date of this prospectus. However, the actual proceeds from the Investor may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

We and the Investor, as applicable, may deliver a prospectus supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”

No offer of these securities will be made in any jurisdiction where the offer is not permitted.

You should rely only on the information contained in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not, and the Investor has not, authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

Unless otherwise noted, the share and per share information in this prospectus reflects a reverse stock split of the outstanding common stock at a 0.57-for-one ratio that occurred on May 14, 2024.

Unless the context otherwise requires, the terms the “Company,” “Heritage,” “we,” “us,” and “our” refer to Heritage Distilling Holding Company, Inc. and our subsidiaries. We have registered our name, our logo, and a number of our trademarks, including Stiefel’s Select®, Tribal Beverage Network®, TBN®, Cocoa Bomb®, Cask Club®, Elk Rider®, My Batch®, and Thinking Tree Spirits®, in the United States. Other service marks, trademarks, and trade names referred to in this prospectus are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and trade names in this prospectus are referred to without the ®, ©, and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our securities. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto contained in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “our,” “our company,” or similar terminology refer to Heritage Distilling Holding Company, Inc. and its subsidiaries.

Our Company

Overview

We are a craft distillery producing, marketing, and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences.

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2023 of Grand View Research, the craft spirits segment had revenues of more than $21.4 billion in 2023, an increase of 20.9% from 2021, and is estimated to grow at a compound annual growth rate (“CAGR”) of 29.4% between 2024 and 2030. We believe we are well positioned to grow in excess of the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams, and broadening our wholesale distribution.

Out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years, plus numerous other Best of Class, Double Gold, and Gold medals from multiple national and international spirits competitions. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premises, and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel. Based upon our revenues and our continued track record of winning industry awards in an increasingly competitive environment, we believe we are one of the leading craft spirits producers in the United States.

We sell our products through wholesale distribution, directly to consumers through our five owned and operated distilleries and tasting rooms located in Washington and Oregon, and by shipping directly to consumers on-line where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing, and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

Our growth strategy is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales by shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 46 states in which approximately 96.8% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics, and product types. With the data collected, we can also retarget and resell to these customers thereby generating more revenue. Our board of directors recently created a technology and Cryptocurrency Committee of the Board of Directors and simultaneously adopted a Bitcoin Treasury Policy Statement that lays out a path to our eventual acceptance of bitcoin as a form of payment from customers purchasing our products online and other matters dealing with our handling of bitcoin. We believe this could expand the number of customers who may be interested in buying our products. The Technology and Cryptocurrency Committee will craft a recommended Bitcoin Treasury Policy for the Board to review, consider and adopt prior to us accepting or handing any such assets.

We are also focused on growing our wholesale volume and revenue, which is supported by our DtC strategy. Our distributors resell our products through local, regional and key national accounts both on-premises and off-premises. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing, and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms, and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support, and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling and will generate sales of finished, intermediate, and bulk spirits depending on location, equipment, and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grows through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Competitive Strengths

We attribute our success to the following competitive strengths:

●	Premium Aged Whiskeys. We have been testing, distilling, and aging premium whiskeys since our inception over ten years ago. Unlike many new brands entering the premium craft whiskey and bourbon category that rely on sourced liquid for their blends, we chose to produce and age all of our own product in-house for our recently-launched super premium whiskey line under our Stiefel’s Select label. This approach has allowed us to leverage our experience and our innovative distillation methods while taking advantage of the Pacific Northwest’s unique climate to produce aged whiskeys that are of the highest quality and authentic to our name. We introduced our first single barrel selections to the public in late 2022 under the Stiefel’s Select brand. The initial single barrel selections, which included a four-grain bourbon, a high rye bourbon, a wheated bourbon, a peated bourbon, a 100% rye whiskey, and a single malt whiskey, sold out quickly, and we have begun releasing more single barrel selections to the market. We expect to continue to release these whiskeys as either “single barrel picks” or “small batch blends” depending on the recipe and target market. We have been awarded a Double Gold Medal, Gold Medal, and Best of Category for our first releases of Stiefel’s Select by some of the most prestigious spirits competitions in the world, including at the San Francisco International Spirits Competition and the Fred Minnick Ascot Awards.

●	Purposefully Aligned Products. We recently launched a new line of spirits called the Salute Series line of whiskeys in which we created a super-premium whiskey to generate high-margin revenue and raise donations for carefully-vetted non-profit groups that support active duty, retired and injured special operations heroes, veterans, first responders, and their families. Each bottle of our initial release comes in a specially-designed bespoke whiskey tube with a commissioned reproduction lithograph from Michael Solovey, a well-known military artist. Each bottle currently sells for $125, of which $10 is donated to our non-profit partners. Our current partners include 21 national and local charities, such as the Green Beret Foundation, the Marine Raider Foundation, the Honor Foundation, the Special Forces Foundation, the Army Special Operations Association, the Special Operations Memorial Foundation, and the Foundation for Exceptional Warriors, among others. Since the launch of the Army SOF version in late October 2023 through September 30, 2024, we have sold nearly 17,000 bottles directly to consumers in our tasting rooms and online, and to select wholesalers, representing more than $1,400,000 in revenue. In May 2024, we launched a three-bottle set commemorating the 80th anniversary of D Day, which also features artwork by Michael Solovey depicting the combined air, land, and sea efforts on June 6, 1944, along the coast of Normandy, France. Since its launch in May 2024, we have sold nearly 7,000 bottles of this limited edition offering, with charitable components from such sales going to the Green Beret Foundation and other partnering charities. In August 2024, we launched the latest product under our Salute Series called War Dogs and have sold more than 2,500 bottles online through just our DtC e-commerce channel, with charitable components from each sale going to military K-9 nonprofit groups. Both the D Day and War Dogs products retail for $95 each, plus taxes and shipping (if shipped DtC), and their rapid adoption among consumers show that we can continue to release affinity driven labels to attract consumer attention and purchases and help us drive more revenue with higher margins. We plan to launch additional versions honoring other branches of the military, first responders, and military special occasions. This new product follows on the successful seven years of experience we gained by producing and selling 1st Special Forces Group whiskey, from which we supported Special Forces charities at Joint Base Lewis McChord. We view our new Salute Series line to be a significant new development for our growth.

●	Compelling Product Offerings — Flavored Craft Spirits and Ready-to-Drink (“RTD”) Segments. We offer a diverse line of traditional and flavored craft spirits and innovative and refreshing canned RTD alcoholic beverages with appealing taste profiles, such as Cocoa Bomb Chocolate Whiskey, Florescence Grapefruit & Pomelo Vodka, Peachy Bourbon Canned Cocktail, and Blood Orange Vodkarita. This is evidenced by the more than 300 awards we have received over the past ten years. We were the original creator of Flavored Bourbon, a flavored bourbon that won “World’s Best Flavored Whiskey” by Whiskey Magazine in London two years in a row. Through our recent acquisition of Thinking Tree Spirits Inc. (“Thinking Tree Spirits”), we added several of its super premium spirits to our portfolio of flavored craft spirits, including its Butterfly Pea Lavender Vodka, which was named “Vodka of the Year” for 2023 by Wine and Spirits Magazine.

●	Differentiated Distribution Strategy. We believe we have a strong distribution approach that increases the availability of our brands and product offerings to our target consumers.

●	Direct to Consumer (“DtC”).

●	We have five Heritage-branded tasting rooms and one Thinking Tree Spirits tasting room in the Pacific Northwest that allow us to sell directly to consumers and that we use to sample new products and ideas.

●	We also sell through e-commerce and engage in other subscription-based program activities to target customers to generate recurring revenue and customer loyalty. In March 2023, we contracted with a third-party e-commerce platform to sell online to consumers in 34 states via its three-tier compliant system. In March 2024, we ended that relationship and began migrating to LiquidRails, a third-party, three-tier compliant platform that relies on delivery to consumers via licensed retailers. This platform expands our DtC outreach to 45 states and the District of Columbia and eliminates our shipping costs to the consumer, which will help us to both increase our net margin and expand our sales opportunities. Prior to March 2023, we shipped directly to consumers in only nine states. We also recently added our offerings from our Salute Series line onto the Seelbach’s DtC platform, a third-party, three-tier compliant DtC platform that is well known to whiskey enthusiasts around the country, which expanded our reach to a new whiskey-focused DtC audience. This DtC sales method allows us to collect high-margin sales and consumer data to drive future sales and to support the growth of our traditional spirits through the three-tier wholesale system. The future ability to accept bitcoin as a form of payment, upon the future adoption of a final Bitcoin Treasury Policy, for select online sales further differentiates us in the space among our competitors and opens up our products to a broader market of consumers and clientele.

●	In our Cask Club® program, consumers join as members and work with our distilling team to develop their own 10-liter barrel batches, which are custom aged, flavored, bottled, proofed, and labeled in our retail locations. Over the last ten years, we have demonstrated that this program creates repeat customer foot traffic in our tasting rooms and encourages members to bring friends and family to the locations to sample products, enjoy cocktails, and purchase products of their own. It also serves as an innovation laboratory that provides us with an opportunity to develop and test new products and concepts with the goal of bringing the strongest performers to the market.

●	In our Spirits Club®, a DtC subscription service, we offer members the opportunity to purchase three or four selections of spirits per year, which are automatically shipped to their homes or are available for pick up in our tasting rooms.

●	Wholesale. We have distribution agreements with the two largest spirits distributors in the U.S., Southern Glazer’s Wine and Spirits (“SGWS”) and Republic National Distributing Company (“RNDC”), each of which has a dedicated sales force in our core states of Washington, Oregon, and Alaska focused on our portfolios. The revenues of these two distributors in 2023 collectively represented more than 50% of the market share of the total wine and spirits wholesale market in the U.S. Our existing wholesale footprint includes the seven states in the Pacific Northwest (Washington, Oregon, Alaska, Idaho, Montana, Utah, and Wyoming), Oklahoma, and special-order options in Virginia through the state liquor system. Since the beginning of 2024, we have secured new wholesale distribution in Kansas, Kentucky, and portions of Colorado. We began wholesale distribution in the third quarter of 2024 in these new states. Our wholesale leadership team is actively meeting with additional distributors in other states, including several large beer wholesalers that are starting to distribute spirits as they see the volumes of beer in decline and the growth of spirits emerging in their markets, to expand our footprint for wholesale sales in 2024 and beyond.

●	Tribal Beverage Network. According to 500nations.com, a website focused on Native American tribal casinos and casino gambling, there are currently 245 tribes in the U.S. operating 524 gaming operations in 29 states, generating annual revenues of approximately $32 billion. In most counties across the U.S. in which there are tribal casinos, the casinos are the largest accounts for spirits, beer, and wine in such counties. We believe a significant percentage of the millions of visitors collectively visiting those tribal-owned operations will patronize Heritage-branded TBN distillery tasting rooms to sample and consume cocktails, sign up for one or more of our subscription-based member programs, and purchase bottles of spirits to go. Under this model, the tribes exercise their tribal sovereignty and enter a new business with significant revenue and margin potential. The TBN model also includes us working with each of the participating tribes to develop their own unique brands to feature in their properties and regions.

We believe the TBN model is unique in the adult beverage industry. To set up this network, we have leveraged the role of our Chief Executive Officer in overturning in 2018 a 184-year-old federal law prohibiting Native Americans from distilling spirits on tribal lands. We designed the TBN to assist Native American tribes in developing a new business, complementary to their existing casino and entertainment businesses, to attract new visitors and consumers. By working with us, tribes get access to our expertise and our full portfolio of brands. We believe this is a significant new business opportunity for tribes with the potential for strong revenue and profit growth, allowing tribes to capture the full margin benefit as manufacturers, and the ability to collect and keep state spirits taxes for products made and sold on their sovereign land. Following the announcement of our partnership with the Tonto Apache Tribe in Arizona in 2023, in May 2024, we announced a landmark agreement with the Coquille Tribe of Oregon after helping them navigate negotiations with the Oregon Liquor Control Board to allow for the first tribal distillery in Oregon. This is the first of such agreements between a Native American tribe and one of the 18 liquor control states in the United States.

●	Co-Located Retail Spaces. Our marketing plan includes partnering with some of the most highly-regarded premium craft spirits producers in key regions across the U.S. to co-brand and cross operate retail tasting rooms. Qualified partners must have the key attributes of high-quality products, a consumer-focused tasting room opportunity to drive trial and sales, and the ability to send and receive spirits in bulk for localized bottling. As we and these other producers cross-brand our collective tasting rooms to consumers who do not otherwise have access to them in their general markets, we believe we will collectively be driving more consumer trials and increased sales as well as building co-marketed brands in other regions of the country without the expense of new buildings, leased spaces, production capacity, employees or other capital expenditures.

●	Capital-Efficient and Scalable Operational Structure. We have strategically structured, and plan to continue to structure, our organization and operations to minimize and most effectively manage our capital investment requirements while maintaining flexibility to rapidly scale our production capabilities to meet consumer demands. We do this by utilizing our internal distilling and bottling capabilities while leveraging a network of reputable third-party providers with industry expertise and experience performing various functions falling outside of our internal core competencies.

For example, we are able to contract with third-party canning and packaging companies to pack our RTDs rather than investing in the required equipment and supporting infrastructure and personnel for in-house canning operations. We can also source specific spirits or buy bulk spirits in the market or have them produced at tribal and non-tribal facilities under contract. We believe the planned expansion of the TBN will also enhance our ability to scale our production, distribution, and selling operations with limited capital expenditures across many regions of the U.S. while allowing us to retain “local” brand status in those areas. We plan to continually review the structure of our organization and operations, and to make any changes we deem necessary, to best accommodate our growth and changing market conditions.

●	Food and Beverage Industry Experience. Our executive team and board of directors operate with a focus on human capital management and hold a firm belief that quality people with proven track records can produce quality results. Our leadership team and board of directors are made up of multi-disciplinary executives with proven track records of successfully launching, growing, and operating companies of all sizes and across many industries, including in the spirits industry.

Strategies for Growth

Our growth plan focuses on gaining brand and product visibility, thereby increasing sales and market share, by executing the following strategies:

●	Grow Brand Recognition for Our Principal Product Lines Through High-Margin DtC Sales. By taking advantage of the internet and targeted digital marketing, we can place our brands in front of consumers and make direct sales to them. These sales generate high-margin revenue for us while building our customer database and product data. We plan to further leverage direct-to-consumer sales through company-owned tasting rooms, through the TBN, and through co-located tasting rooms. Growing on our successful launch of the Army Special Operations Salute, our D-Day 80th Anniversary edition, our most recent War Dogs bourbon, and adding new versions for other branches of the military, first responders, and military special events, we expect that our Salute Series line of spirits will be an important part of our accelerating reach with consumers. We believe the future addition to our online sales platform of a feature allowing customers to purchase our products using bitcoin as a form of payment will further drive attention and focus on our products and brands and expose us to new customers.

●	Grow Our Principal Product Lines Through High-Volume Distribution. By leveraging the data we collect from our DtC sales, we plan to continue to produce and sell innovative, premium-branded products through our primary channels of distribution. These channels consist of wholesale distribution to retail establishments such as retail supermarkets, liquor stores, state liquor stores (in control states), hotels, casinos, bars, and restaurants.

●	Grow the TBN model. One of our primary focus areas is the expansion of the TBN to create a national network of tribal spirits production and retail operation locations in or around tribal casinos and high-foot-traffic entertainment districts on tribal lands. We believe these operations will benefit from the fact that, as sovereign nations, tribes are exempt from a variety of state and local zoning and construction codes and can collect and keep state and local excise and sales taxes on the products they produce and sell on tribal lands, along with distributing products to their own properties.

●	Continue to Innovate New Products. We plan to continue to employ a synergistic process of rapid development and testing of new products through DtC sales, sampling in our company-owned distilleries and tasting rooms, and, in collaboration with the TBN, selling products to consumers in our Heritage-branded TBN distilleries. Once we obtain positive feedback on a new product, we can then launch it for sale directly to consumers via the internet to generate revenue and collect more data from consumers across the country. With new data in hand, we can make decisions with our wholesale partners on which products should be taken to the wholesale market. This direct-to-consumer launch model is a strategy we have utilized since our inception. It has been an important part of our ability to launch, test, re-formulate, and re-launch products that have subsequently proven to be appealing to consumers.

●	Continue to Innovate Marketing Through the Adoption of Artificial Intelligence (“AI”). We plan to continue testing new AI technology, methods, and tools focused on the creation of content, designs, themes, and audience identification to maximize the efficiency of our marketing efforts.

Recent Developments

Acquisition of Thinking Tree Spirits. On February 21, 2024, we completed the acquisition of Thinking Tree Spirits for a purchase price equal to $670,686 plus the assumption of $365,000 of indebtedness. We paid the purchase price by initially issuing 50,972 shares of our common stock at the negotiated value of $13.16 per share, which was subject to adjustment to the price per share at which our common stock is sold in our initial public offering in November 2024, subject to an offset for the amount, if any, we were obligated to pay to former stockholders who exercised dissenter’s rights. As a result, we plan to issue to the sellers an additional 83,407 shares of common stock after taking into account the settlement of claims of former stockholders who have exercised dissenter’s rights, subject to any further claims they may make. We believe the Thinking Tree Spirits brands will be valuable supplements to our existing product offerings and we intend to complete the roll out the Thinking Tree Spirits product offerings through our DtC and wholesale distribution channels in 2025. We also intend to co-brand the Thinking Tree Spirits tasting rooms with our Heritage tasting room and plan to open this combined location as our first co-branded tasting room in Eugene, Oregon late in the first quarter of 2025. We will be working to co-locate the production and retail tasting spaces of Thinking Tree Spirits in Eugene, Oregon with our current Eugene properties in the coming months, with the goal of earning higher-margin revenue from the core activities associated with producing and selling premium spirits as we transition away from low-margin contract production work. The recorded fair value of the acquisition was reviewed as of June 30, 2024, with a decrease in valuation for the contingent earn out payments to $127,076 and decrease in fair value recorded in the income statement as an operating gain of $457,127. As of September 30, 2024, the recorded value of the acquisition was reviewed, with no further change in the fair value.

Private Placement of Securities. Between June 15, 2024 and September 27, 2024, we completed a private placement to nine accredited investors of an aggregate of 494,840 shares of our Series A Convertible Preferred Stock (“Series A Preferred Stock”) and warrants to purchase an aggregate of 246,261 shares of common stock for an aggregate purchase price of $4,948,478, of which $2,025,000 was paid in cash, $1,155,000 was paid by the sale and transfer to us of an aggregate of 525 barrels of premium aged whiskey with an average value of $2,200 per barrel, $110,600 was paid by the sale and transfer to us of an aggregate of 50 barrels of premium aged whiskey with an average value of $2,212 per barrel, and $719,919 was paid to us by the cancellation of outstanding indebtedness. Each share of Series A Preferred Stock has a stated value of $12.00 per share, pays dividends at the rate of 15% per annum of the stated value (or $1.80 per share), and is convertible by the holder at any time into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable conversion price. The Series A Preferred Stock is also mandatorily convertible on such basis on June 15, 2027, or at our option at any time on or after June 15, 2025. The conversion price of the Series A Preferred Stock is initially $4.00 per share. The warrants issued in our November 2024 initial public offering had an exercise price equal to $4.00 per share and will expire on June 15, 2029; however, at any time after June 15, 2027, the warrants will automatically exercise on a cashless basis if our common stock has traded for five consecutive trading days at or above an amount equal to 125% of the exercise price of the warrants.

In September 2024, we completed a private placement to two accredited investors of 93,789 shares of our Series A Preferred Stock that did not include any related warrants in exchange for the cancellation of warrants to purchase 510,315 shares of common stock at $6.00 per share. The value assigned to the cancelled warrants was determined to be $937,959, or $1.838 per warrant, using a Black-Scholes Valuation model with an estimated stock price of $5.00 and an exercise price equal to $6.00 per share.

Initial Public Offering of Common Stock. On November 25, 2024, we completed our initial public offering of our common stock and sold an aggregate of 1,687,500 shares of common stock at an initial public offering price of $4.00 per share. On November 25, 2024, we also sold common warrants (the “Common Warrants”) to purchase an aggregate of up to 382,205 additional shares of common stock in a concurrent private placement to certain existing security holders. The Common Warrants have an exercise price equal to $0.01 per share and were sold for a price per Common Warrant equal to $3.99, the price per share at which the common stock was sold in our initial public offering less $0.01. The gross proceeds we received from our initial public offering and the concurrent private placement, before deducting underwriting discounts and commissions and offering and private placement expenses payable us, were approximately $8.275 million.

The Equity Line of Credit. On January 23, 2025, we entered into the ELOC Purchase Agreement with the Investor establishing the Facility. Pursuant to and subject to the conditions set forth in the ELOC Purchase Agreement, beginning on February 6, 2025 (the “Commencement Date”), we have the right from time to time at our option to direct the Investor to purchase the ELOC Shares up to the lesser of (i) a maximum aggregate purchase price of $15,000,000 (the “Maximum Commitment Amount”), and (ii) the Exchange Cap (as defined below), subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. Sales of the ELOC Shares to the Investor under the ELOC Purchase Agreement, and the timing of any sales, will be determined by us from time to time in our sole discretion and will depend on a variety of factors, including, among others, market conditions, the trading price of our shares and determinations by us regarding the use of proceeds from any sale of such ELOC Shares. The net proceeds from any sales under the Facility will depend on the frequency with, and prices at, which the ELOC Shares are sold to the Investor. To the extent we sell shares under the ELOC Purchase Agreement, we currently plan to use any proceeds for the purchase of raw goods to produce more products for sale, additional digital marketing to drive more e-commerce sales, marketing and sales support to grow our wholesale efforts, additional marketing efforts to expand our TBN growth, the addition of key finance staff to ameliorate deficiencies identified by our auditors, the repayment of debt and other obligations, and general working capital.

On January 23, 2025, we issued to the Investor the Commitment Warrant to purchase up to 67,162 shares of common stock for a purchase price of $0.001 per share, as consideration for its entry into the ELOC Purchase Agreement. The Investor paid no cash consideration for the Commitment Warrant. Accordingly, any proceeds received by the Investor upon its exercise of the Commitment Warrant and subsequent sale of such Commitment Shares would be profit. As of the date of this prospectus, except for the shares of our Series B Convertible Preferred Stock (“Series B Preferred Stock”) discussed below and its investment in our initial public offering in November 2024, no other shares have been issued to the Investor.

Pursuant to the ELOC Purchase Agreement, we have agreed to sell and the Investor has agreed to purchase up to $1,000,000 of our Series B Preferred Stock, of which $500,000 was purchased and sold in connection with the execution and delivery of the ELOC Purchase Agreement and $500,000 will be purchased and sold within three trading days following the date the registration statement of which this prospectus forms a part is declared effective by the SEC. Each share of Series B Preferred Stock will have a purchase price of $10.00 per share with a stated value of $12.00 per share and will pay dividends at the rate of 15% per annum of the stated value (or $1.80 per share). Any time following the six month anniversary of the day on which such Series B Preferred Stock is sold, such Series B Preferred Stock will be convertible by the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable conversion price, provided that we and the Investor have entered into a letter agreement dated January 23, 2025 under which the Investor has agreed that it will not convert shares of Series B Preferred Stock for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such conversion. The conversion price of the outstanding Series B Preferred Stock issued to the Investor is initially $1.10 per share. The Series B Preferred Stock will be subject to redemption by us at our option at any time, but subject to any restrictions on such redemption in our credit facilities, at a redemption price equal to the stated value of the Series B Preferred Stock to be redeemed plus any accrued but unpaid dividends thereon.

In accordance with our obligations under the ELOC Purchase Agreement and the Registration Rights Agreement, dated as of January 23, 2025, between our company and the Investor (the “ELOC Registration Rights Agreement”), we have filed the registration statement of which this prospectus forms a part in order to register the resale by the Investor of (i) up to 5,000,000 of the ELOC Shares that we may elect, in our sole discretion, to issue and sell to the Investor, from time to time from and after the Commencement Date under the ELOC Purchase Agreement, and (ii) 67,162 Commitment Shares that are issuable upon the exercise of the Commitment Warrants. Unless earlier terminated, the ELOC Purchase Agreement will remain in effect until the earlier of: (i) the expiry of the 36-month period commencing on the Commencement Date (as defined in the ELOC Purchase Agreement), (ii) the date on which the Investor has purchased the Maximum Commitment Amount (the “Commitment Period”), or (iii) an earlier date mutually agreed upon by both us and the Investor in the future.

Under the applicable Nasdaq rules, in no event may we issue to the Investor shares of our common stock representing more than 19.99% of the total number of shares of common stock outstanding as of the date of the ELOC Purchase Agreement (the “Exchange Cap”), subject to adjustment as set forth in the ELOC Purchase Agreement, unless (i) we obtain the approval of the issuance of such shares by our stockholders in accordance with the applicable stock exchange rules or (ii) the average price paid for all shares of common stock issued under the ELOC Purchase Agreement (including both ELOC Shares and Commitment Shares) is equal to or greater than $1.10, which is a price equal to the lower of (A) the Nasdaq Official Closing Price of our common stock immediately preceding the execution of the Purchase Agreement and (B) the average Nasdaq Official Closing Price of our common stock for the five trading days immediately preceding the execution of the ELOC Purchase Agreement, as calculated in accordance with the rules of Nasdaq, such that the sales of such common stock to the Investor would not count toward such limit because they are “at market” under applicable stock exchange rules.

Under the terms of the ELOC Purchase Agreement, the Investor may not purchase any ELOC Shares under the ELOC Purchase Agreement if such shares, when aggregated with all other shares then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule13d-3 promulgated thereunder) would result in the Investor beneficially owning shares in excess of 4.99% of the number of our shares outstanding immediately after giving effect to the issuance of shares issuable pursuant to a Put Notice (as defined below).

The ELOC Purchase Agreement and the ELOC Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the ELOC Purchase Agreement were made only for purposes of the ELOC Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

For more detailed information about the Equity Line of Credit, see “The Equity Line of Credit” beginning on page 60.

Risks Associated with Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section captioned “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. Risks associated with our business include, but are not limited to, the following:

●	Our operating history and evolving business make it difficult to evaluate our prospects and risks.

●	We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or maintain profitability in the future.

●	As we have incurred recurring operating losses and negative cash flows from operations since our inception, there is no assurance that we will be able to continue as a going concern absent additional financing, which we may not be able to obtain on favorable terms, or at all.

●	We could be materially adversely affected by health concerns such as, or similar to, the COVID-19 pandemic, food-borne illnesses, and negative publicity regarding food quality, illness, injury or other health concerns.

●	We face experienced and well capitalized competition and could lose market share to these competitors.

●	We could fail to attract, retain, motivate or integrate our personnel.

●	We may not be able to maintain and continue developing our reputation and brand recognition.

●	We could fail to maintain our company culture as we grow, which could negatively affect our business.

●	Our growth strategy will subject us to additional costs, compliance requirements, and risks.

●	We could fail to effectively manage our growth and optimize our organizational structure.

●	There may be uncertainties with respect to the legal systems in the jurisdictions in which we operate.

●	As we expand our product offerings, we may become subject to additional laws and regulations.

●	We may be subject to claims, lawsuits, government investigations, and other proceedings.

●	Our failure to protect or enforce our intellectual property rights could harm our business.

●	Claims by others that we infringed their intellectual property rights could harm our business.

●	Changes in laws relating to privacy and data protection could adversely affect our business.

●	We are subject to changing laws regarding regulatory matters, corporate governance, and public disclosure that could adversely affect our business or operations.

●	Our working capital deficiency, incurrence of significant losses, and required additional funding to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern.

●	We could lose momentum with our TBN efforts, or fail to secure substantial numbers of new agreements, or fail to maintain the agreements we already have. As it relates to TBN, we could also see a degradation of our brand if we cannot ensure product quality and consistency throughout all locations.

●	Our failure to maintain an effective system of internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

●	In the event we finalize and adopt a final formal Bitcoin Treasury Policy, and we start to accept, accumulate or acquire bitcoin or other cryptocurrencies, there are risks associated with the volatility, stability, price, utilization, adoption, recognition, regulation, taxation, storage, handling and security of transacting, holding or using such cryptocurrencies in our business which could impact our financial condition, liquidity and profitability.

In addition, risks associated with the Equity Line of Credit include, but are not limited to, the following:

●	The sale of a substantial number of ELOC Shares in the public market could adversely affect the prevailing market price of our shares.

●	It is not possible to predict the actual number of ELOC Shares, if any, we will sell under the ELOC Purchase Agreement to the Investor, or the actual gross proceeds resulting from those sales.

●	Investors who buy ELOC Shares from the Investor at different times will likely pay different prices.

●	We may use the proceeds from sales of our ELOC Shares pursuant to the ELOC Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

●	being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

●	reduced disclosure about executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

●	exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to “opt out” of this provision. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of our November 2024 initial public offering, (ii) the first fiscal year after our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Our Corporate Information

We were incorporated in the State of Delaware on April 25, 2019. Heritage Distilling Company, Inc. (“HDC”) was incorporated in the State of Washington on July 19, 2011 to own and operate a network of craft distilleries for the purpose of creating products and services around craft distilling, blending, bottling, and marketing premium distilled spirits. HDC’s first distillery began production in late 2012 in Gig Harbor, WA. On March 4, 2019, as part of a corporate restructuring, HDC became our wholly-owned subsidiary. As a result of the restructuring, we are a holding company and HDC and Thinking Tree Spirits are our operating subsidiaries through which all of our business is conducted. Our principal executive offices are located at 9668 Bujacich Road, Gig Harbor, Washington 98332, and our telephone number is (253) 509-0008. Our website address is www.HeritageDistilling.com. Information on our website is not part of this prospectus.

About This Offering

Common stock outstanding prior to this offering	5,423,611 shares

Common Stock issuable pursuant to the ELOC Purchase Agreement	15,067,162 shares (assuming the sale of all ELOC Shares issuable pursuant to the ELOC Purchase Agreement at a price of $1.00 per share, and the issuance of 67,162 Commitment Shares upon the exercise of the Commitment Warrant).
Shares of common stock offered by the Investor	Up to 5,067,162 shares of common stock, including 5,000,000 ELOC shares and 67,162 Commitment Shares resulting from the exercise of the Commitment Warrant.

Common stock to be outstanding after this offering	20,490,773 shares (assuming the issuance of all ELOC Shares issuable pursuant to the ELOC Purchase Agreement at a price of $1.00 per share and the exercise in full of the Commitment Warrant).

Use of proceeds	We are not selling any securities under this prospectus, and will not receive any proceeds from the sale of common stock by the Investor pursuant to this prospectus. We may receive up to $15.0 million in aggregate gross proceeds from the Investor under the ELOC Purchase Agreement in connection with sales of the shares of our common stock pursuant to the ELOC Purchase Agreement after the date of this prospectus. However, the actual proceeds from the Investor may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

Terms of this offering	The Investor, including its transferees, donees, pledgees, assignees, and successors-in-interest, may sell, transfer, or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Nasdaq symbol	Our common stock is listed on The Nasdaq Capital Market under the symbol “CASK.”

Risk Factors	Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information under the heading “Risk Factors” in this prospectus and under similar headings in other documents filed after the date hereof that supplement this prospectus. See “Where You Can Find More Information.”

Shares of our common stock to be outstanding upon completion of this offering are based on 5,423,611 shares of our common stock outstanding as of January 22, 2025 and excludes:

●	Up to 991,667 shares of common stock issuable upon the exercise of warrants with an exercise price of $6.00 per share that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and that expire between August 2028 and August 2029;

●	4,104,197 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $0.001 per share and the Common Warrants with an exercise price of $0.01 per share, that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% (or, in certain warrants, 9.99%) of our outstanding shares of common stock;

●	6,011 shares of common stock issuable upon the exercise of outstanding stock options issued under our 2019 Equity Incentive Plan with an exercise price of $157.89 per share that expire between June 2025 and November 2026;

●	245,589 shares of common stock issuable upon the settlement of outstanding restricted stock units under our 2019 Equity Incentive Plan that will settle upon the expiration of the lock-up period described in the “Underwriting” section of this prospectus;

●	Up to 725,608 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the volume weighted average price per share (“VWAP”) of our common stock over a 10-trading-day period reaches $8.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2026;

●	Up to 1,451,216 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $12.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on May 25, 2027;

●	Up to 1,814,020 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $20.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2029;

●	Up to 884,159 shares of common stock issuable upon the exercise of warrants to be issued after this offering that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $8.00 per share, provided the warrant holder continuously holds the shares such holder acquired after May 31, 2023 through the date the warrant is exercised if holder was required to enter into a lock-up agreement for all such shares acquired at the time holder received such shares, and that will expire on January 30, 2028;

●	Up to 246,261 shares of common stock issuable upon the exercise of warrants with an exercise price of $4.00 per share that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and that expire in June 2029;

●	Up to 84,377 shares of common stock issuable upon the exercise of warrants with an exercise price of $4.00 per share that expire in November 2029;

●	Up to 1,632,990 shares of common stock issuable upon conversion of our 494,840 outstanding shares of Series A Preferred Stock (excluding any dividends accrued prior to such conversion), which shares are convertible at any time unless such conversion would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock;

●	Up to 1,189,189 shares of common stock issuable upon conversion of our 50,000 outstanding shares of Series B Preferred Stock (excluding any dividends accrued prior to such conversion), which shares are convertible at any time 6 months after the date such Series B Preferred Stock is sold, unless such conversion would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock;

●	Up to 83,407 shares of common stock issuable in connection with our acquisition of Thinking Tree Spirits; and

●	Up to 2,500,000 shares of common stock reserved for future issuance under our 2024 Equity Incentive Plan and up to 4,900 shares of our common stock reserved for future issuance under our 2019 Equity Incentive Plan.

Except as otherwise noted, all information in this prospectus:

●	gives effect to the 0.57-for-one reverse stock split of our outstanding shares of common stock that occurred on May 14, 2024; and

●	assumes no exercise of the outstanding options and warrants described above.

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The operating data for the years ended December 31, 2023 and 2022 and the balance sheet data as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The operating data for the nine months ended September 30, 2024 and 2023 and the balance sheet data as of September 30, 2024 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements. In our opinion, such financial statements include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information for those periods. The summary financial data should be read with the financial statements and the accompanying notes included in this prospectus. In addition, the summary financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2024	2023	2023	2022
Operating Data:
Net sales	$5,309,907	$5,525,384.00	$7,971,224	$8,309,566
Gross profit	1,786,076	1,390,588	2,151,041	2,212,426
Loss from operations	(6,604,653)	(9,176,352)	(11,264,559)	(11,827,342)
Gain on investments	3,421,222	—	—	—
Change in fair value of convertible notes	8,324,198	(20,230,983)	(22,764,854)	2,117,636
Change in fair value of warrant liabilities	1,734,308	(345,709)	(240,159)	148,364
Change in fair value of TTS acquisition liabilities	457,127	—	—	—
Net income/(loss)	5,426,409	(31,641,742)	(36,798,419)	(12,268,216)

	Pro Forma September 30,	As of September 30,	As of December 31,
	2024(1)	2024	2023	2022
Balance Sheet Data:
Cash	$31,845	$31,845	$76,878	$223,034
Total assets	31,086,736	31,086,736	26,268,232	27,959,107
Current liabilities	28,014,735	46,497,088	62,848,642	21,853,356
Long-term liabilities	3,419,844	18,578,868	6,842,046	12,737,042
Total liabilities	31,434,579	65,075,956	69,690,688	34,590,398
Total stockholders’ deficit	(347,843)	(33,989,220)	(43,422,456)	(6,631,291)

(1)	Pro forma balance sheet data as of September 30, 2024 presented above includes the reclassification of certain liabilities to stockholders’ equity upon the closing of our initial public offering, which was (i) the remaining prerequisite for the unconditional exchange of certain convertible notes into equity and (ii) the event that fixed the strike price of the related warrants, thereby triggering the reclassification of both the notes and the related warrant liabilities from liabilities to stockholders’ equity. See Note 16 to our unaudited interim condensed consolidated financial statements for the nine month periods ended September 30, 2024 and 2023 included elsewhere in this prospectus. The Pro Forma balance sheet data as of September 30, 2024 presented above: (i) does not include the proceeds from our initial public offering of 1,687,500 shares of common stock at $4.00 per share, or $6,750,000, before deducting underwriting discounts, commissions and offering expenses; and, (ii) does not include the proceeds from our private placement to two accredited investors of an aggregate of 382,205 common warrants to purchase common stock with an exercise price of $0.01 per share at a purchase price of $3.99 per common warrant, or $1,524,998, before deducting underwriting discounts and commissions and private placement expenses.

Non-GAAP Financial Measures

Adjusted net loss is a supplemental measure of our performance not required by or presented in accordance with U.S. generally accepted accounting principles (“GAAP”). We define adjusted net loss as net loss before the change in value of the convertible notes and change in value of the warrant liabilities. The most directly comparable GAAP measure is net loss. Adjusted net loss is not a recognized term under GAAP and should not be considered as an alternative to net loss as a measure of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. In addition, in evaluating adjusted net loss, you should be aware that in the future we may incur expenses similar to the adjustments in the presentation of adjusted net loss. The presentation of adjusted net loss should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because not all companies use identical calculations, the presentations of adjusted net loss may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

We present this non-GAAP measure because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes adjusted net loss is useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses adjusted net loss to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.

There are a number of limitations related to the use of adjusted net loss rather than net loss, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. Some of these limitations are:

●	Adjusted net loss does not reflect the cash requirements necessary to service interest on our debt, which affects the cash available to us;

●	Adjusted net loss does not reflect change in fair value of financial instruments since it does not reflect our core operations and is a non-cash expense;

●	the expenses and other items that we exclude in our calculations of adjusted net loss may differ from the expenses and other items, if any, that other companies may exclude from adjusted net loss when they report their operating results.

In addition, other companies may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following table reconciles net loss to adjusted net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	Nine Months Ended September 30,	Years Ended December 31,
	2024	2023	2022
Reconciliation of Net Loss to Adjusted Net Loss:
Net income/(loss)	$5,426,409	$(36,798,419)	$(12,268,216)
Add back: Change in fair value of convertible notes	(8,324,198)	22,764,854	(2,117,636)
Add back: Change in fair value of warrant liabilities	(1,734,308)	240,159	(148,364)
Add back: Change in fair value of acquisition contingency	(457,127)	—	—
Adjusted net income (loss)	$(5,089,224)	$(13,793,406)	$(14,534,216)

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, including our financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. The occurrence of any of the following risks could have a material and adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our securities could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and stock price.

Risks Related to Our Financial Position and Capital Needs

We have a history of losses, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future.

We have a history of operating losses, including operating losses of $6,604,653, $11,264,559 and $11,827,342 for the nine months ended September 30, 2024 and the years ended December 31, 2023 and 2022, respectively, and have incurred net losses in each year since our inception other than in 2021, the year in which we sold a controlling interest in our B S B — B rown S ugar B ourbon (“Flavored Bourbon”) brand. We had an accumulated deficit of $69,418,067 at September 30, 2024 ($63,695,540 pro forma, after taking into account all convertible note conversions and the recognition of the associated fair value changes), and there can be no assurance if or when we will produce sufficient revenue from our operations to support our costs. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

●	sales and marketing, including expanding our direct sales organization and marketing programs, particularly for larger customers and for expanding our Tribal Beverage Network efforts;

●	investments in our distillation and production team, and the development of new formulations and enhancements of our existing brands;

●	expansion of our ready-to-drink canned cocktails into national distribution;

●	hiring additional personnel to add to our production teams if we can successfully increase our wholesale sales; and

●	general administration, including legal, accounting and other expenses related to being a public company.

These expenditures may not result in additional revenue or the growth of our business. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our common stock could decline.

As we have incurred recurring operating losses and negative cash flows from operations since our inception, there is no assurance that we will be able to continue as a going concern absent additional financing, which we may not be able to obtain on favorable terms, or at all.

We have incurred operating losses since our inception and there can be no assurance if or when we will produce sufficient revenue from our operations to cover our costs. Even if profitability is achieved in the future, we may not be able to sustain profitability consistently. We expect to continue to incur substantial losses and negative cash flow from operations for the foreseeable future. Our financial statements included in this prospectus have been prepared assuming that we will continue as a going concern. However, we have concluded that, absent access to additional working capital, substantial doubt about our ability to continue as a going concern exists and our auditors have referred to this in their audit report on our audited consolidated financial statements for the years ended December 31, 2023 and 2022. As a result, it may be more difficult for us to attract investors. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the sale of our products and services.

Our ability to obtain additional financing will be subject to many factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay or scale back our operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on our business, stock price and our business relationships with third parties, at least until additional funding is obtained. If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives, including selling some or all of our aging barreled spirits inventory or equipment. The sale of such assets could impact our operations and our ability to produce products for sale and diminish future revenue opportunities. Any of these actions would likely result in our stockholders losing some or all of their investment in us.

We do not have any credit facilities as a source of future funds, and if we need additional financing other than from the Equity Line of Credit, there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. We may seek additional capital through a combination of private and public equity offerings, debt financing and strategic collaborations. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, which could increase our expenses and require that our assets secure such debt. Moreover, any debt we incur must be repaid regardless of our operating results.

Our future capital needs are uncertain, and we may need to raise additional funds to support those needs.

We believe our existing cash reserves and the cash generated from our current operations will enable us to fund our operations through at least December 31, 2025. However, we may need to seek significant future financing, namely to:

●	develop or acquire additional brands or products;

●	expand our sales and marketing efforts to further commercialize our products and TBN-related services;

●	hire additional personnel;

●	add operational, financial and management information systems;

●	pay increased expenses as a result of operating as a public company; and

●	expand our research and development efforts to expand and improve our product offerings and to successfully launch new products;

Our future funding requirements will depend on many factors, including:

●	market acceptance of our products and services;

●	the cost and timing of establishing additional sales, marketing and distribution capabilities;

●	our ability to expand the TBN and to generate royalty revenues therefrom;

●	the cost of our research and development activities;

●	the success of our existing distribution and marketing arrangements and our ability to enter into additional arrangements in the future; and

●	how competing products and market developments in our industry impact our position in the market and how consumers view us and our products.

There can be no assurance that we will be able to obtain additional funds on acceptable terms, or at all. Our ability to obtain additional financing will be subject to market conditions, our operating performance and investor sentiment, among other factors. If we raise additional funds by issuing equity or equity-linked securities, including through the Equity Line of Credit, our stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing may contain terms that are not favorable to us or our stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could have a material adverse effect on our financial condition, operating results, and general business operations.

We may continue to have limited capital depending on the amount of net proceeds we receive from this offering, how our funds are managed and how well our products and services continue to be received in the marketplace.

There can be no assurance that we can timely realize our business plan, if at all, to reach sustainable revenues to cover future operational costs or new obligations that we may incur to expand our operations. Any material deviation from our business plan timetable could require us to seek additional capital. There can be no assurance that such capital would be available at reasonable cost, or that it would not materially dilute the investment of our stockholders if it were obtained.

Our senior secured lender may accelerate our indebtedness and foreclose on our assets.

In the past, we have not met certain financial covenants required pursuant to the terms of our loan agreement with our senior secured lender. These covenants include semi-annual minimum liquidity tests, semi-annual minimum interest coverage ratios and semi-annual minimum EBITDA ratios. In addition, in the past, we have missed certain reporting deadlines required pursuant to the terms of such loan agreement. While we have secured a waiver of those past covenant defaults, and have entered into a loan modification agreement that reduces our reporting requirements and our financial covenants, there is no guarantee that our senior secured lender will continue to waive future defaults, if any. If our senior secured lender were to declare a default and accelerate our indebtedness under those circumstances, or were to seize our assets, it would be very difficult, if not impossible, for us to continue normal operations. Such a result would likely have a material adverse effect on our business, liquidity, financial condition and results of operations and result in our stockholders losing some or all of their investment in us.

Sustained or increasing inflation could adversely impact our operations and our financial condition.

The inflation rate could remain high or increase in the foreseeable future. This could put cost pressure on our company faster than we can raise prices on our products. In such cases, we could lose money on products, or our margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting our growth plans. Likewise, labor pressures could continue to increase as employees become increasingly focused on their own standard of living, putting upward labor costs on our company before we have achieved some or all of our growth plans. Our management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future. However, sustained or increasing inflation could adversely impact our operations, results of operations and financial condition.

Higher interest rates could adversely affect our ability to obtain debt financing and our operating results.

Interest rates rose substantially between March 2022 and July 2023, and there is uncertainty as to when and the rate at which interest rates will decline. If interest rates continue to rise or remain higher than we have experienced in recent history, there is a risk it will cost more for us to conduct our business or to get access to credit. There is also a risk that consumers may feel increased economic pressure and not be willing to spend on our goods or services. Management continues to focus on interest rates and their impact on our business, the cost of borrowing and the potential impacts on our future capital-raising efforts.

Small Business Association (“SBA”) Paycheck Protection Program (“PPP”) loan repayment risk and timing.

In April 2022, we were advised we may have received a PPP loan over the amount we were qualified for in Round 1 of that program, and in April 2023, we received a similar notification for our Round 2 PPP loan. Those loans were part of the federal government’s relief package in response to the COVID-19 pandemic. The SBA had forgiven both loans as we had followed all rules associated with the use of proceeds under that program. It is possible that the SBA may determine that we must repay some of the amounts we received as PPP loans. If a demand is made by the SBA for some repayment, it is unclear at this time what the payment term length would be for such repayment and there is a risk that the SBA may require immediate payment or payment on a timeline that is shorter than we anticipate. Any demand for repayment could reduce our working capital and available cash in a way that adversely impacts on our ability to execute our business and operating plans. If the SBA demands that we repay any amounts owed more than the amount of our available cash, it could force us to raise new capital under less than favorable terms that could be dilutive to stockholders, or to take on debt that could have higher borrowing costs. As of September 30, 2024, the total exposure for these two loans was $2,269,456, plus accrued interest of $101,535.

We could be materially adversely affected by health concerns such as, or similar to, the COVID-19 pandemic, food-borne illnesses, and negative publicity regarding food quality, illness, injury or other health concerns.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as the current outbreak of the COVID-19 pandemic, norovirus, Avian Flu or “SARS,” or H1N1. If a virus is transmitted by human contact, our employees or customers may become infected, or may choose, or be advised, to avoid gathering in public places, any of which may adversely affect the customer traffic of our tasting rooms and our ability to adequately staff our tasting rooms, receive deliveries on a timely basis or perform functions at the corporate level. We also may be adversely affected if jurisdictions in which we, or the tribes in our TBN, have distilleries or tasting rooms impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.

A health pandemic (such as the COVID-19 pandemic) is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. Our tasting rooms are places where people can gather for human connection. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. The impact of a health pandemic on us might be disproportionately greater than on other food service locations that have lower customer traffic and that depend less on the gathering of people.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our tasting rooms. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any negative publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our tasting rooms, or the tasting rooms of any of the tribes in our TBN, could result in a significant decrease in guest traffic in all of our tasting rooms or the tasting rooms of the tribes in our TBN, and could have a material adverse effect on our results of operations. Furthermore, similar publicity or occurrences with respect to other tasting rooms or restaurants could also decrease our guest traffic and have a similar material adverse effect on our results of operations and financial condition.

COVID-19 did not have a material impact on our operations, supply chain, liquidity or capital resources in 2023 as all state restrictions were lifted in 2022. However, future shutdowns related to additional or increased outbreaks could have a negative impact on our operations, including voluntary or mandatory temporary closures of our facilities or offices; interruptions in our supply chain, which could impact the cost or availability of raw materials; disruptions or restrictions on our ability to travel or to market and distribute our products; reduced consumer demand for our products or those of our customers due to bar and restaurant closures or reduced consumer traffic in bars, restaurants and other locations where our products or those of our customers are sold; and labor shortages. Because of our industry, we were deemed an “essential business” in the states in which we operate (Washington and Oregon), which allowed us to remain open during the COVID-19 pandemic. In the event of future shutdowns related to additional or increased outbreaks of COVID-19 or any other health crises, we expect that we would qualify for the same “essential business” designation, which would allow us to remain operational and limit the impact to our business of any such shutdowns.

Furthermore, our facilities and those of our customers and suppliers have been required to comply with additional regulations and may be required to comply with new regulations imposed by state and local governments in response to the COVID-19 pandemic, including COVID-19 safety guidance for production and manufacturing facilities. Compliance with these measures, or new measures, may cause increases in the cost, or delays or a reduction in the volume of products produced at our facilities or those of the TBN partners of suppliers. The COVID-19 outbreak has also disrupted credit markets and may continue to disrupt or negatively impact credit markets, which could adversely affect the availability and cost of capital. Such impacts could limit our ability to fund our operations and satisfy our obligations.

The extent of the impact on our business, financial condition, and results of operations from any future shutdowns is dependent on the length of time in which society, consumers, the supply chain and markets return to pre-shutdown “normal” levels of operations, if they do at all, and whether we qualify for “essential business” designation in the states in which we operate. The response to any future shutdowns may adversely impact our business, financial condition, and results of operations in one or more ways not identified to date.

Our current working capital deficiency, incurrence of significant losses and required additional funding to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Furthermore, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this prospectus.

The report from our independent registered public accounting firm on our financial statements for the years ended December 31, 2023 and 2022 includes an explanatory paragraph stating that our working capital deficiency, incurrence of significant losses and need to raise additional funds to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. We expect to continue to incur substantial losses and negative cash flow from operations for the foreseeable future. Our financial statements included in this prospectus have been prepared assuming that we will continue as a going concern. If, following this offering, we are unable to obtain sufficient funding to support our growth plans, our business, prospects, financial condition and results of operations could be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Such action could also trigger a foreclosure by our senior secured lender, which would have a material adverse effect on our business operations. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If, following this offering, we seek additional financing to fund our future business activities and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

We may be subject to litigation from vendors for unpaid invoices, which could materially affect our business, results of operations, financial condition or liquidity.

We have accrued sums of accounts payable for past services rendered by vendors that are overdue and, while those vendors have exhibited patience in waiting to get paid, there is a risk that one or more of them could initiate litigation against us in an attempt to force payment of the amounts owed. In such a case, the litigation could cause us to incur significant costs defending such action. A successful suit could also hurt our credit standing, making it more difficult or expensive for us to secure additional funding or lines of credit in the future. Any penalties or fines associated with such judgments could also change or increase the amounts we owe or change the timing of payments owed in a way that affects our projected cash flow or use of proceeds from this offering.

Our failure to maintain an effective system of internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting in connection with the preparation of our financial statements and audit as of and for the year ended December 31, 2023, which relate to a deficiency in the design and operation of our financial accounting and reporting controls. Specifically, the material weaknesses resulted from (i) a lack of segregation of duties within the financial accounting and reporting processes due to limited personnel and (ii) a lack of adequate and precise review of account reconciliations and journal entries resulting in audit adjustments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have begun to address and remediate such material weaknesses by hiring a Chief Financial Officer with significant accounting and public company financial reporting and compliance experience. While we intend to implement additional measures to remediate the material weaknesses, there is no guarantee that they can be remediated in a timely fashion or at all. Our failure to correct these material weaknesses could result in inaccurate financial statements and could also impair our ability to comply with the applicable financial reporting requirements on a timely basis. While we believe we have addressed any regulatory or financial reporting issues highlighted by our auditor, such compliance issues, should they materialize or persist, could cause investors to lose confidence in our reported financial information and may result in volatility in and a decline in the market price of our securities, as well as adverse directions from federal, state and local regulatory authorities.

Before closing this offering, we are not subject to the Sarbanes-Oxley Act. Following this offering, Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 10-K. It may take us time to develop the requisite internal control framework. Our management may conclude that our internal control over financial reporting is not effective, or the level at which our controls are documented, designed or reviewed is not adequate, and may result in our independent registered public accounting firm issuing a report that is qualified. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation promptly.

Risks Related to Our Business Model

We face significant competition with an increasing number of products and market participants that could materially and adversely affect our business, results of operations and financial results.

Our industry is intensely competitive and highly fragmented. Our craft spirits compete with many other domestic and foreign premium whiskies and other spirits. Our products also compete with popularly-priced generic whiskies and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for drinker acceptance and loyalty, shelf space and prominence in retail stores, presence and prominence on restaurant alcoholic beverage lists and for marketing focus by our distributors, many of which carry extensive portfolios of spirits and other alcoholic beverages. We compete on the basis of product taste and quality, brand image, price, service and ability to innovate in response to consumer preferences. This competition is driven by established companies and new entrants in our markets and categories. In the United States, spirits sales are relatively concentrated among a limited number of large suppliers, including Diageo plc (NYSE: DEO), Pernod Ricard SA, E & J Gallo Winery, Proximo Spirits, Sazerac Company, MGP, and Constellation Brands, Inc. (NYSE: STZ), among others. These and our other competitors may have more robust financial, technical, marketing and distribution networks and public relations resources than we have. As a result of this intense competition, combined with our growth goals, we have experienced and may continue to face upward pressure on our selling, marketing and promotional efforts and expenses. There can be no assurance that in the future we will be able to successfully compete with our competitors or that we will not face greater competition from other distilleries, producers and beverage manufacturers.

If we are unable to successfully compete with existing or new market participants, or if we do not effectively respond to competitive pressures, we could experience reductions in market share and margins that could have a material and adverse effect on our business, results of operations and financial results.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. In addition, our business depends on the acceptance by our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors’ existing beverage sales. Although we believe we have been successful in establishing our brands as recognizable brands in the regional Pacific Northwest premium craft spirits industry, we may be too early in the product life cycle of these brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors, retail customers and consumers. We believe the success of our brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

A reduction in consumer demand for whiskey, vodka, gin, RTDs and other spirits, which may result from a variety of factors, including demographic shifts and decreases in discretionary spending, could materially and adversely affect our business, results of operations and financial results.

We rely on consumers’ demand for our craft spirits. While over the past several years there have been modest increases in consumption of beverage alcohol in most of our product categories and geographic markets, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the U.S. and other markets in which we participate or plans to participate. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, changes in discretionary income, public health policies and perceptions and changes in leisure, dining and beverage consumption patterns. Our success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our Heritage Distilling or other brands, our results of operations would be materially and adversely affected.

A limited or general decline in consumer demand could occur in the future due to a variety of factors, including:

●	a general decline in economic or geopolitical conditions;

●	a general decline in the consumption of alcoholic beverage products in on-premises establishments, such as those that may result from smoking bans and stricter laws relating to driving while under the influence of alcohol and changes in public health policies, including those implemented to address the COVID-19 pandemic;

●	a generational or demographic shift in consumer preferences away from whiskies and other spirits to other alcoholic beverages or non-alcoholic beverages;

●	increased activity of anti-alcohol groups;

●	increased regulation placing restrictions on the purchase or consumption of alcoholic beverage products;

●	concern about the health consequences of consuming alcoholic beverage products; and

●	increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and increased restrictions on beverage alcohol advertising and marketing.

Demand for premium spirits brands, like ours, may be particularly susceptible to changing economic conditions and consumer tastes, preferences and spending habits, particularly among younger demographic groups, which may reduce our sales of these products and adversely affect our profitability. For instance, a reduction in the overall number of consumers over the legal drinking age, but who are relatively new to the market, may choose to consume less alcohol, or to stop consuming alcohol altogether. An unanticipated decline or change in consumer demand or preference could also materially impact on our ability to forecast future production requirements, which could, in turn, impair our ability to effectively adapt to changing consumer preferences. Any reduction in the demand for our spirits products would materially and adversely affect our business, results of operations and financial results.

Adverse public opinion about alcohol could reduce demand for our products.

In the past, anti-alcohol groups have advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on our distributors that resell alcoholic beverages in all states in which we do business. Our inability to obtain distribution in some states, or a significant reduction in distributor demand for our products, would materially and adversely affect our sales and profitability.

Due to regulatory requirements in the United States, we sell a significant portion of our craft spirits to wholesalers for resale to retail accounts. A change in the relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace a distributor, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. In addition, an expansion of the laws and regulations limiting the sale of our spirits would materially and adversely affect our business, results of operations and financial results. There can be no assurance that the distributors and accounts to which we sell our products will continue to purchase our products or provide our products with adequate levels of promotional support, which could increase competitive pressure to increase sales and marketing spending and could materially and adversely affect our business, results of operations and financial results.

Failure of third-party distributors upon which we rely could adversely affect our business.

We rely heavily on third-party distributors for the sale of our products to retailers, restaurants, bars, hotels, casinos, entertainment venues and other accounts. We expect sales to distributors to represent an increasingly substantial portion of our future net sales as we continue to grow our network of wholesale distributors. Consolidation among distributors or the loss of a significant distributor could have a material adverse effect on our business, financial condition and results of operations. Our distributors may also provide distribution services to competing brands, as well as larger, national or international brands, and may be to varying degrees influenced by their continued business relationships with other larger beverage, and specifically, craft spirits companies. Our independent distributors may be influenced by a large competitor if they rely on that competitor for a significant portion of their sales. There can be no assurance that our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly-performing distributor in a timely fashion, or our inability to expand our distribution network into states in which we do not currently have distribution, could slow our growth and have a material adverse effect on our business, financial condition and results of operations. Furthermore, no assurance can be given that we will successfully attract new distributors as we increase our presence in their existing markets or expand into new markets.

We incur significant time and expense in attracting and maintaining key distributors.

Our marketing and sales strategy depends largely on our independent distributors’ availability and performance. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments or agreements from some of our distributors and some of our distributors may discontinue their relationship with us on short notice. Some distributors handle several competitive products. In addition, our products are a small part of our distributors’ business. We may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional costs to attract and maintain key distributors in one or more of our geographic distribution areas to profitably exploit our geographic markets.

The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors, and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

It is difficult to predict the timing and amount of our sales because our distributors and their accounts are not required to place minimum orders with us.

Our independent distributors and their accounts are not required to place a minimum of monthly or annual orders for our products. To reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. For products in higher demand, there is typically a minimum par level held in distributors’ warehouses, and only once the inventory falls below that par level will a reorder be triggered. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials or other key supplies could negatively affect us.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states, and at what prices they will be offered to consumers. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures that are generally made available to new products only at periodically-scheduled listing intervals. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may produce or acquire, sales of our products could decrease significantly.

The privatization of a control state could adversely impact our sales and our results of operations.

Once products are approved for sale by the state liquor commission in a control state, the products move through the normal state warehousing, wholesale, distribution and retail sales channels established under such a system. State owned, managed or regulated stores set the prices for the products and there are rules and regulations regarding shelf placement, samplings and retail sales to consumers and bars and restaurants. In these markets, the approval for shelf space and pricing is conducted through the state process. In some control states, there are increasing levels of discussion about privatization, either because of negative views toward state ownership of the liquor system, the need for states to generate cash through the one-time sale of assets, or due to other political pressures in those states. Once a state privatizes its liquor system it creates significant disruption during the transition period towards privatization as distributors need to set up new warehouses and sales teams and new delivery routes, and bars and restaurants who were required to focus on purchasing only from their local state liquor store now must navigate a new distribution system, sometimes with new pricing and new taxes. Likewise, if spirits sales move into private stores and major retail chains, new challenges are created for small or new brands like ours which then must compete for shelf space with larger, more established or better funded brands. If we are successful in growing our brand approval and sales in control states and one or more of those control states privatizes its liquor system, our sales, revenue and profitability derived from sales in those states may be disrupted.

Substantial disruption to production at our distilleries and distribution facilities, or at a facility with which we contract or partner for production, could occur.

A disruption in production at our distilleries or third-party production facilities could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers, co-packers or distributors. The disruption could occur for many reasons, including a full production schedule, fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Disruption within our supply chain, contract manufacturing or distribution channels could have an adverse effect on our business, financial condition and results of operations.

The prices of ingredients, other raw materials, packaging materials, aluminum cans, glass bottles and other containers fluctuate depending on market conditions, governmental actions, climate change and other factors beyond our control, including the COVID-19 pandemic. Substantial increases in the prices of our ingredients, other raw materials, packaging materials, aluminum cans and other containers, to the extent they cannot be recouped through increases in the prices of finished beverage products, could increase our operating costs and reduce our profitability. Increases in the prices of our finished products resulting from a higher cost of ingredients, other raw materials, packaging materials, aluminum cans and other containers could affect affordability in some markets and reduce our sales. In addition, some of our ingredients as well as some packaging containers, such as aluminum cans and glass bottles, are available from a limited number of suppliers. We and our suppliers and co-packers may not be able to maintain favorable arrangements and relationships with these suppliers, and our contingency plans may not be effective in preventing disruptions that may arise from shortages of any ingredients that are available from a limited number of suppliers. Adverse weather conditions may affect the supply of other agricultural commodities from which key ingredients for our products are derived. An increase in the cost, a sustained interruption in the supply, or a shortage of some of these ingredients, other raw materials, packaging materials, aluminum cans and other containers that may be caused by changes in or the enactment of new laws and regulations; a deterioration of our relationships with suppliers; supplier quality and reliability issues; trade disruptions; changes in supply chain; and increases in tariffs; or events such as natural disasters, widespread outbreaks of infectious diseases (such as the COVID-19 pandemic), power outages, labor strikes, political uncertainties or governmental instability, or the like could negatively impact our net operating revenues and profits.

Our reliance on distributors, retailers and brokers, or our inability to expand the TBN, could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas, and our ability to expand the reach of the TBN. Most of our distributors, retailers and brokers sell and distribute competing products and our products may represent a small portion of their business. This network’s success will depend on the performance of its distributors, retailers and brokers. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, the financial position or market share of such third parties may deteriorate, which could adversely affect our distribution, marketing and sales activities.

We also expect to expand our business into other geographic markets by expanding our TBN network and entering new relationships or joint ventures with additional North American Indian tribes. While we believe we have a significant first mover advantage in our ability to attract and expand the interest of North American Indian tribes in establishing distilleries on tribal lands, it is possible that the interest of tribes in the construction or operation of distilleries will not develop as expected or will develop at a slower pace. To the extent we are unable to expand the TBN in a timely manner or at all, our sales and results of operations could be adversely affected.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers, and to expand the TBN will depend on many factors, some of which are outside our control. Some of these factors include:

●	the level of demand for our brands and products in a particular distribution area;

●	our ability to price our products at levels competitive with those of competing products; and

●	our ability to deliver products in quantity and at the time ordered by distributors, retailers and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success regarding any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

Our TBN efforts may not be successful.

Our business plan includes licensing our products, services and concepts to certain third parties, including tribal business entities or American Indian Tribes as part of the TBN. As planned, we would receive royalties associated with revenues earned through non-exclusive limited licenses for the right to use, sell and assign certain of our patents, trademarks, brands, recipes and other protected assets. However, these efforts may not be successful. While the current plan does not envision us providing any capital to build out and operate these licensed locations, our involvement in these efforts will require the time and efforts of our employees and executives, which may detract from their time spent building our brand and value as a standalone entity. The risks associated with our TBN plan, which individually or in the aggregate, could harm our overall brand, reputation, perception in the market and financial position, include:

●	Sovereign Immunity and Choice of Venue — Tribes enjoy sovereign immunity for certain activities that take place on trust land. Since it is envisioned that these partnerships will occur on trust land, we intend to seek a waiver of sovereign immunity. There can be no assurance that such a waiver will be granted, or if it would be interpreted as enforceable later. Likewise, unless a Tribe grants us a waiver to seek relief in a federal or state court, there is a risk that a dispute must be heard in Tribal court, which may not provide us with a fair hearing.

●	Right of entry — In the event we secure a waiver of sovereign immunity or the right to seek a venue for hearing in federal or state courts, there is no guarantee that we will secure an adequate right of entry onto Tribal land to enforce our rights. Such rights could include recovery of intellectual property, personal property or other property, goods, equipment, stock or other tangible assets owed to us. Even if we secure a right of entry, there can be no assurance that we will be respected or enforced by proper authorities with jurisdiction over the matter.

●	Product Quality — There can be no assurance that our Tribal partners will adequately follow each of our prescribed procedures, recipes and protocols to ensure compliance with labeling standards or the quality of product that we otherwise insist on or they may not keep sufficiently detailed records for state and federal auditing purposes. Either event could cause products to be redistilled, dumped, impounded or disposed of in a way that adversely impacts our operating results and financial condition.

●	Failure to Produce — Our Tribal partners might fail to produce the amount of product required to meet demand, fulfill contracts or propose new products to distribution outlets. Further, equipment, raw ingredients and/or finished ingredients or goods may not be readily available for licensed partners at any given time, which could negatively impact the cash flow and deliverability of an operation, the licensed partners and/or our brand.

●	Cross Sales into Distribution Channels — Our Tribal partners might attempt to directly sell into the market in violation of our distribution agreements, or attempt to compete with us in distribution outside the context of a formal company-wide distribution plan, which could disrupt our contractual or legal obligations, undercut us in the market, flood the market with product or cause confusion within distribution channels.

●	Change of leadership — Tribal organizations have regular elections for leadership positions. It is almost certain that at some point during the negotiation, design, construction or operation of a location that a change in Tribal governance will conflict with the operation of the business to the detriment of us. This could result in our decision to seek early termination of a contract to avoid disruptions in other parts of our business or to protect the integrity of our brand and reputation if the relationship with a Tribal partner materially deteriorates.

●	Failure to resell the concept — The initial Tribes with which we work may not inspire other Tribes to join the TBN, thereby impacting the future number of TBN locations and future anticipated growth plans. Accordingly, an insufficient number of Tribal partners may decide to join the TBN, or such licensees may have an insufficient level of sales to justify or sustain continued operations.

●	Failure to take our management input into account — Tribal partners may not consider our desire or input with respect to production, branding, marketing, sales and distribution.

●	Failure to have adequate oversight over employees, personnel, product — As the actual employer of employees operating the new locations, Tribes may not consider our hiring input or guidance as it relates to customer service, technical and quality assurance, documentation and compliance, among other issues. In such an event, we would have little recourse to remove Tribal employees from key positions.

●	Failure to have access to the books and records — Tribal partners might withhold financial information from us such that we cannot adequately determine sales, costs and net revenues, among other financial metrics.

●	Interpretation of federal or state law; failure to follow the law — We are one of the first entities attempting to license spirits manufacturing. There is a risk that federal, state and/or local regulators may view this activity as a violation of applicable laws, rules or regulations, such that we and our licensed partners must adapt our business plans and strategies, or to abandon our TBN plans altogether. There is also a risk that a member tribe in our TBN may not follow the law.

●	Community backlash — Before, during or after our partnerships, Tribal or non-Tribal members might accuse us of engaging in activities that enhance or promote alcoholism and our impact on Indian communities. Such a campaign could tarnish our brand and put pressure on us or our Tribal partners to terminate our arrangements.

●	Failure to be perceived as authentically “local” — Some consumers may not view the idea of licensed distilleries as being authentically “local,” such that our brand reputation and products may be diminished in a particular region.

A non-profit or charitable partner could act in a way that damages our brand.

We currently partner with non-profits and charitable organizations to market some of our products to generate sales for our company and raise donations for charities. There is a risk one or more of these entities, or specific people within their groups, could misuse donations we provide them or act in a way not in conformity with the goals or mission of the partnership. This could cause reputational damage to us or to our brands, particularly to our brands, that may be associated with the non-profit efforts and may make it more difficult for us to secure future partners.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spending and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

We may not be able to replicate the flavor profiles of our products.

We may develop a following for one or more products in which we might not be able to replicate the recipe or flavor profile. Our super premium aged whiskeys, rums and brandies take time to age, and we follow specific steps in our recipes. There is a chance a particular step is not taken properly or is missed entirely. In this case, it might be years before we find the impact of such actions on the final product and by that time, we may not be able to use that product for our intended purposes, which could impact our business plans and/or revenue targets. It could also mean a product we were planning to age to meet future plans might not be available, which could impact future revenues or value.

There is a long lead time for the production of our products due to the aging process for spirits.

There is a significant lead time required for us to age products to scale up for increased demand. As our footprint and sales grow, it may be difficult for us to produce and adequately age certain of our products to meet or sustain demand. Likewise, if we find suppliers of adequate supplies in the marketplace, there is no guarantee such supplies will remain available, or that if they are available, that the price for such items will be commercially reasonable.

We have a minority ownership interest in another brand, the value of which may never be realized or monetized.

While we have a minority interest in Flavored Bourbon LLC (“FBLLC”), the owner of the Flavored Bourbon brand, there is no guarantee that such brand will ever grow in value or retain its current value. The management team of FBLLC could fail in their efforts to grow the Flavored Bourbon brand and our investment in such a brand may never be monetized. The majority owners of FBLLC, or FBLLC’s management team, could fail to adhere to their contractual obligations to us as they relate to future distributions or payments, which could adversely affect our financial condition and results of operations. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of such brand, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially.

In addition, a well-known actor and celebrity is a co-owner of FBLLC and has been publicly and prominently involved in marketing the Flavored Bourbon brand to consumers. If any celebrity associated with the brand falls ill and cannot fully recover, or he or she fully recovers and chooses to disengage from continuing to market the Flavored Bourbon brand, it could severely impact the planned growth for the brand and cause the anticipated future value to never be realized. It could also impact the ability of the Flavored Bourbon brand to be monetized. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of such brand because of the co-ownership and marketing support of such actor, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially.

In addition, if any celebrity associated with the brand is accused of making comments or engaging in any activity that is offensive, dangerous or illegal, it could materially impact the value of the Flavored Bourbon brand and an investor’s expectation of returns from the possible sale of such brand.

Some of our future earnings from any sale of FBLLC have been pledged as inducements to secure past financings, which could reduce or eliminate our receipt of gains from the future sale of FBLLC for the benefit of our company or our investors.

As an inducement to obtain financing in 2022 and 2023 through the sale of convertible notes, we agreed to pay to the investors in such financings a portion of the proceeds we may receive from the sale of FBLLC or the Flavored Bourbon brand in the amount of 150% of their subscription amounts. For additional information regarding such payment obligation, see Note 5 to our unaudited interim condensed consolidated financial statements for the nine month periods ended September 30, 2024 and 2023 included elsewhere in this prospectus. As a result of such payment obligation, purchasers of our common stock in this offering who may anticipate a certain return, or expect to share in our proceeds, from the growth or sale of FBLLC or the Flavored Bourbon brand may never realize such returns, or the value of such purchasers’ investment in us could decrease materially after required payments to our creditors are made.

Our interest in FBLLC or any future brand or entity in which we invest could be subject to dilution if there is a capital call in which we do not participate.

As a minority owner in FBLLC, we do not control the budget, spending or planning associated with the Flavored Bourbon brand, nor do we control whether there is a capital call, nor the terms of any offering that would result from a capital call. A capital call by FBLLC for which we do not have the resources to participate in full, or at all, could lead to dilution of our ownership in the Flavored Bourbon brand. A capital call by FBLLC could also have terms that put us in a less favorable financial position regarding any future potential earnings of the brand if we do not or cannot participate in such capital call. Conversely, if we choose to participate in a capital call, there is no guarantee of success or a return on such an investment. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of the Flavored Bourbon brand because of our current ownership level in FBLLC, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially. In the first quarter 2024, FBLLC completed approximately $10 million of a planned $12 million capital call to fund growth in its operations and marketing. We have no view to when, or if, the final $2 million will be raised via this facility and there should be no expectation that we will participate in the remainder of that offering this year.

An interruption of our operations or a catastrophic event at our facilities or the facilities of a partner or supplier could negatively affect our business.

Although we maintain insurance coverage for various property damage and loss events, an interruption in or loss of operations at any of our distilleries or other production facilities could reduce or postpone production of our products, which could have a material adverse effect on our business, results of operations, or financial condition. To the extent that our premium or value-added products rely on unique or proprietary processes or techniques, replacing lost production by purchasing from outside suppliers would be difficult.

Part of our business plan contemplates our customers storing barreled inventory of aged premium whiskeys, rums and brandies at our barrel storage facility in Gig Harbor, Washington. If a catastrophic event were to occur at this facility or at our warehouses, our customers’ products or business could be adversely affected. The loss of a significant amount of aged inventory at these facilities through fire, natural disaster or otherwise could result in customer claims against us, liability for customer losses, and a reduction of warehouse services revenue.

We also store a substantial amount of our own inventory at our distribution warehouses in Gig Harbor, Washington and Eugene, Oregon. In addition, we store finished goods and merchandise at all of our retail locations. Some of our raw inputs are stored at supplier warehouses until we are ready to receive them. At times we have raw goods, work-in-progress inventory, or finished goods at third-party production or co-packing facilities, or in transit between any number of locations. If a catastrophic event were to occur at any of these locations or while in transit or storage, our business, financial condition or results of operations could be adversely affected. The loss of a significant amount of our aged inventory at these facilities through fire, natural disaster or otherwise could result in a reduction in supply of the affected product or products and could affect our long-term performance of affected brands.

Likewise, the facility of a TBN partner or supplier producing or storing product, inventory or aging inventory could suffer an uninsured or underinsured loss that impacts our business. This could result in a reduction in supply of the affected product or products and could materially adversely affect the long-term performance of certain of our brands.

The formulas, recipes and proportions used in the production of our products may differ materially from those we have assumed for purposes of our business plan.

The assumed formulas, recipes and proportions in our business plan, and the resulting product yields, revenues and profits, could greatly differ from what we assumed. As a result, our financial projections could change dramatically overall and on a per-bottle or per-unit basis. Such changes could result in significant reductions in the assumptions for sales, profits and distributions for stockholders, thereby negatively impacting potential returns for investors or putting the investors’ investments at risk.

We may be disparaged publicly or in the press for not being authentically “craft”.

Having multiple distillery locations, increasing the scale of our operations, collaborating with larger partners to achieve our goals, licensing our brand to third parties for production, or becoming a publicly-traded company could, individually or in the aggregate, impact how and whether consumers, competitors, regulators and the media, among others, perceive us as a “craft” distiller. In addition, because we are permitted to, and often do, source intermediate and finished spirits materials in bulk, such as whiskeys and neutral grain spirits, for blending, flavoring, bottling, mixing or aging, a public accusation or pronouncement by a third party or the press of such a practice as not “craft” could cause us to come under intense scrutiny in the market such that we lose our perception as a “craft” distiller, which could result in consumer backlash, negative news stories, the removal of our products from bars, restaurants and retail stores and the dropping of our products by distributors and wholesalers. Any such scenario would likely cause significant hardship for us and could cause an investment in us to lose all or some of its value.

We are subject to seasonality related to sales of our products.

Our business is subject to substantial seasonal fluctuations. Historically, a significant portion of our net sales and net earnings has been realized during the period from June through August and in November and December. Accordingly, our operating results may vary significantly from quarter to quarter. Our operating results for any quarter are not necessarily indicative of any other results. If for any reason our sales were to be substantially below seasonal norms, our annual revenues and earnings could be materially and adversely affected.

If our inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

We expect our inventory levels to fluctuate to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products’ packaging, which would increase our operating losses and negatively impact our results of operations.

Weather conditions may have a material adverse effect on our sales or on the price of raw materials used to produce spirits.

We operate in an industry in which performance is affected by the weather. Extreme changes in weather conditions may result in lower consumption of craft spirits and other alcoholic beverages. Unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and impact demand for the alcoholic beverages we produce and distribute. Similar weather conditions in the future may have a material adverse effect on our sales, which could affect our business, financial condition and results of operations. In addition, inclement weather may affect the availability of grain used to produce raw spirit, which could result in a rise in raw spirit pricing that could negatively affect margins and sales.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in the regions from which we presently source our agricultural raw materials. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events, or changes in the frequency or intensity of weather events, can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers.

Water is essential in our product production and is a limited resource in some of the regions in which we operate. If climate patterns change and droughts become more severe in any of the regions in which we operate, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. Such events could adversely affect the results of operations and financial condition.

During the fermentation process required to make spirits, carbon dioxide is produced and vented into the atmosphere. Currently there are no regulations in the industry requiring capture of carbon dioxide. If a government decided to implement such requirements, it might not be technically feasible for us to comply, or to comply in a way that allows us to operate profitably. Failure to implement any such rules could result in temporary or permanent loss of licenses, fines, penalties or other negative outcomes for us.

The equipment we use and intend to purchase in the future to make our products or offer our services may not perform as planned or designed.

The equipment we use and intend to purchase in the future to make our products or offer our services may not perform as planned or designed. Such failures could significantly extend the time required to make batches of products for sale. As such, our reputation could suffer, thereby impacting future sales and revenues.

Further, given that we are engaged in a manufacturing process, it is likely that equipment will break down or wear out, including after the lapse of a warranty period related to such equipment, which could require us to expend unanticipated resources to repair or replace such equipment, thereby delaying, reducing or otherwise impacting our anticipated revenues.

Temperature issues in fermentation vessels, bacteria or other contamination could negatively affect the fermentation process for our products.

Our products require proper fermentation of grains or fruits. Temperature issues in fermentation vessels could negatively affect the fermentation process, as could bacteria or other contamination. As such, faulty fermentation or contamination could force us to discard batches of fermenting product before it can be distilled. This would not only cost us in wasted fermenting products that must be disposed of, but would also extend the sales cycle for the affected products, thereby delaying, reducing or otherwise impacting our anticipated revenues.

We operate in highly-competitive industries, and competitive pressures could have a material adverse effect on our business.

The alcoholic beverages production and distribution industries in our region are intensely competitive. The principal competitive factors in these industries include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. The alcoholic beverage industry competes with respect to brand recognition, product quality, brand loyalty, customer service and price. Our failure to maintain and enhance our competitive position could materially and adversely affect our business and prospects for business. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including our quality or pricing, compared to competitor’s products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons.

Our failure to manage growth effectively or prepare for product scalability could have an adverse effect on our employee efficiency, product quality, working capital levels and results of operations.

Any significant growth in the market for our products or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. During any period of growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the marketing of the products we sell and the hiring of additional employees. For effective growth management, we must continue to improve our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

We may not be successful in introducing new products and services.

Our success in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design, development and approval, and timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. There can be no assurance that we will be successful in selecting, developing, and marketing new products and services or in enhancing our planned products or services. Failure to do so successfully may adversely affect our business, financial condition and results of operations.

Further, new product and service introductions or enhancements by our competitors, or their use of other novel technologies, could cause a decline in sales or a loss of market acceptance of our planned products and services. Specifically, our competitors may attempt to install systems or introduce products or services that directly compete with our planned products or service offerings with newer technology or at prices we cannot meet. Depending on our customer arrangements then in effect, we could lose customers as a result.

Our management team may not be able to successfully implement our business strategies.

If our management team is unable to execute our business strategies, then our development, including the establishment of revenues and our sales and marketing activities, would be materially and adversely affected. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any future growth. We may seek to augment or replace members of our management team, or we may lose key members of our management team, and we may not be able to attract new management talent with sufficient skill and experience.

If we are unable to retain key executives and other key affiliates, our growth could be significantly inhibited and our business harmed with a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Justin Stiefel, our Chief Executive Officer, and Jennifer Stiefel, our President, perform key functions in the operation of our business. The loss of either officer could adversely affect our business, financial condition and results of operations. We do not maintain key-person insurance for members of our management team beyond those two executive officers because it is cost prohibitive to do so at this point. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects.

Our success in the future may depend on our ability to establish and maintain strategic alliances, and any failure on our part to establish and maintain such relationships would adversely affect our market penetration and revenue growth.

Due to the regulated nature of the alcoholic beverage industry, we must establish strategic relationships with third parties. Our ability to establish strategic relationships will depend on many factors, many of which are outside our control, such as the competitive position of our product and marketing plan relative to our competitors. We may not be able to establish other strategic relationships in the future. In addition, any strategic alliances that we establish may subject us to several risks, including risks associated with sharing proprietary information, loss of control of operations that are material to developed business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement and subject us to the risk that the third party will not perform its obligations under the relationship, which may subject us to losses over which we have no control or expensive termination arrangements. As a result, even if our strategic alliances with third parties are successful, our business may be adversely affected by factors outside of our control.

Our strategy may include acquiring companies or brands, which may result in unsuitable acquisitions or failure to successfully integrate acquired companies or brands, which could lead to reduced profitability.

We may embark on a growth strategy through acquisitions of companies or operations that complement our existing product lines, customers or other capabilities, such as our recent acquisition of Thinking Tree Spirits. We may be unsuccessful in identifying suitable acquisition candidates or may be unable to consummate desired acquisitions. To the extent any acquisitions are completed, we may be unsuccessful in integrating acquired companies or their operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse impact on future profitability. Some of the risks that may affect our ability to integrate, or realize any anticipated benefits from, acquisitions include:

●	unexpected losses of key employees or customers of the acquired company;

●	difficulties integrating the acquired company’s products, services, standards, processes, procedures and controls;

●	difficulties coordinating new product and process development;

●	difficulties hiring additional management and other critical personnel;

●	difficulties increasing the scope, geographic diversity and complexity of our operations;

●	difficulties consolidating facilities or transferring processes and know-how;

●	difficulties reducing costs of the acquired company’s business;

●	diversion of management’s attention from our management; and

●	adverse impacts on retaining existing business relationships with customers.

Our recent acquisition of Thinking Tree Spirits could present several challenges or potential liabilities that could adversely affect our business, including the following:

●	we may not be able to fully integrate the acquired brands or products into our platform;

●	we may not be able to recover the cost of the investment in a way that makes the acquisition profitable or a good decision;

●	we may suffer reputational harm in the communities in which Thinking Tree Spirits is located from people who object to a local business being acquired;

●	we may not have been given all relevant information during our due diligence process, which could have affected our decision to proceed with the acquisition or could have allowed us to renegotiate the purchase price or other terms;

●	we are obligated by certain earn-out provisions of our purchase contract to issue to the sellers of Thinking Tree Spirits additional shares of our common stock over the next three years if the Thinking Tree Spirits brands grow in revenue over that period, which could lead to dilution for all other shareholders; and

●	as the purchaser in the acquisition, we may be subject to litigation related to certain acts of Thinking Tree Spirits or its management that occurred prior to the acquisition, including wrongful termination or age discrimination claims, securities fraud, whistleblower issues or other matters, known or unknown to us at the time.

Certain former Thinking Tree Spirits shareholders opposed our acquisition of that company and filed a notice exercising dissenters’ rights, and while we believe we have resolved such matter, there still remains some uncertainty regarding what future rights such dissenters may have.

In July 2024, three Thinking Tree Spirits shareholders provided Thinking Tree Spirits a notice of dissent to our proposed acquisition of Thinking Tree Spirits on the terms set forth in our acquisition agreement for that company. In July 2024, such former shareholders notified Thinking Tree Spirits and us of their intention to commence litigation to seek damages against Thinking Tree Spirits and us if we do not pay such former shareholders an amount in cash that they allege is the fair value of the shares of capital stock they held in Thinking Tree Spirits as required by Oregon law. The amount the dissenting shareholders alleged was the fair value of their shares exceeded the amount we believed was the actual fair value of such shares. The statutory time period has passed for any other party to assert dissenters’ rights.

We have subsequently settled with one of the three TTS dissenters and we have sent the remaining two dissenters the statutorily required payment offers and documentation in an attempt to wind down the dissenters process. The statutorily-required 30-day review period for those offers passed on January 6, 2025, after which time we received one response objecting to the offer. Nevertheless, we believe the matter to be concluded.

In the event a remaining dissenter elects to challenge the offer, our position is the matter is now concluded, we intend to deny any allegations and to vigorously defend any litigation that is commenced. However, the outcome of litigation is inherently uncertain and it is possible that the plaintiffs in any such litigation will prevail no matter how vigorously we defend ourselves or the fact that we provided them with a funded offer and they chose not to reply within the 30 days required by law. In such case, the judicially-determined value of the shares of the dissenting shareholders could exceed the per share value of the consideration we paid for Thinking Tree Spirits, which could result in the payment of significant compensatory damages by our company. Any such adverse decision in such actions could have a material adverse effect on our financial position and liquidity and on our business and results of operations. In addition, regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. Further, in the event there is litigation that becomes public, such litigation could cause harm to our brand and our reputation, thereby impacting the value of our shares of common stock held by our stockholders.

We may enter partnerships, co-branding arrangements, licensing agreements, co-location, joint branding or other collaborative arrangements with other brands, producers, partners or celebrities which could distract from our core business plans, create new risks for our company or otherwise dilute our efforts at growing the value of our company or our brands.

To grow our sales, increase revenue, open new channels of distribution or increase the presence of our company or a brand, we may enter in several arrangements or agreements, including but not limited to partnerships, co-branding arrangements, licensing agreements, co-location, joint branding or other collaborative arrangements, with other brands, producers, partners or celebrities. Examples of some of these arrangements could include:

●	Co-branded or jointly branded products — There is a risk that the co-branding does not work or does not make sense to the consumer, which would depress sales and could result in a loss of the effort, time and money spent on developing such products. There is also a risk the other brand owner with whom we partnered on the effort may not be able to fulfill its agreements, thereby resulting in lower sales, revenue and profitability compared to expectations heading into such arrangements. There is a risk the other brand owner cannot pay its bills, becomes insolvent, files for bankruptcy, is foreclosed upon or otherwise must cease operations, in which case we could have a co-branded product without a corresponding co-branding partner. In such a case, it may also be that we lose the right to continue using the co-branded designs, recipes or trademarks because of a change in operation. There is also a risk that the entity with whom we have co-branded, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the co-branded product and our brand by association.

●	Licensing Agreements — There is a risk that if we license to others one or more of our brands, trademarks or patents, the licensee might not pay us the licensing fees or royalties due to us for a variety of reasons. The licensee might attempt to modify or use such licensed items in an inappropriate way inconsistent with our company, the brand, or the terms of the license. There is a risk the licensee, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the licensed product and our brand by association.

●	Co-location — We may decide to co-locate or co-brand retail spaces with other distillers or producers, either in their space or in our space to increase the variety of our offerings, attract new consumers to our space or get our brand and products in front of consumers in areas of the country where we do not have a physical presence. There is a risk that the co-location does not work or does not make sense to the consumer, which would depress sales and could result in a loss of the effort, time and money spent on developing such co-location presence. There is also a risk the other brand owner with whom we partnered in the effort may not be able to fulfill its agreements, thereby resulting in lower sales, revenue and profitability compared to expectations heading into such an arrangement. There is a risk the staff of the co-location partner does not represent our brand properly to consumers, or creates confusion about the brand or the products, or otherwise encourage consumers to skip purchasing our brands in favor of trying and purchasing their own brands. Likewise, there is a risk the co-location partner accuses our retail employees of not representing the co-located brand properly to consumers, or creating confusion about the brand or the products, or otherwise is accused of encouraging consumers to skip purchasing those brands in favor of trying and purchasing our own brands. There is a risk the other brand owner cannot pay their debts, becomes insolvent, files for bankruptcy, is foreclosed upon or otherwise must cease operations, in which case we could have a co-located presence without a corresponding co-location partner to fulfill its terms of the agreement. In such a case, it may also be that we lose the right to continue using the co-located space to market and sell our products. There is also a risk that the entity with which we have co-located, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the co-located product and our brand by association.

●	Other collaborative arrangements with brands, producers, partners, or celebrities — We may enter into collaborative agreements with other brands, producers, partners, or celebrities. There is a risk that those collaborative partners might not fulfill their obligations under the agreements, or they may not pay fees or royalties due to us. They may use licenses from us in an inappropriate way inconsistent with our company, our brands, or the terms of the license. There is a risk they could do or say something to cause harm to our brand or the collaboration effort by association.

Any one or more of the above risks, if they materialize, could result in lower sales, less revenue than anticipated, less profit than anticipated or a reduction in the value of our brands or reputation or value, which could have a material adverse effect on our business or operating results.

From time to time, we may become subject to litigation specifically directed at the alcoholic beverage industry, as well as litigation arising in the ordinary course of business.

Companies operating in the alcoholic beverage industry may, from time to time, be exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups and governmental agencies have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking and health consequences from the use or misuse of alcohol, and efforts have been made attempting to tie the consumption of alcohol to certain diseases, including various cancers. These campaigns could result in an increased risk of litigation against us and other companies in our industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future.

From time to time, we may also be party to other litigation in the ordinary course of our operations, including in connection with commercial disputes, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, or, following this transaction, securities-related class action lawsuits, particularly following any significant decline in the price of our securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to us and our spirits brands and may impact the ability of management to focus on other business matters. Furthermore, any adverse judgments may result in an increase in future insurance premiums, and any judgments for which we are not fully insured may result in a significant financial loss and may materially and adversely affect our business, results of operations and financial results.

We may not be able to maintain our production, co-branded or co-packed spirits products or win any such agreements in the future.

We have previously secured, and continue to bid on, contract production, co-branded or co-packed spirits products. However, there is no guarantee that we can maintain those contracts, or that any products produced pursuant to such contracts will have success in the market, or that we can continue to secure additional similar projects. The loss of any such current or future projects could significantly impact our cash flow, finances and equipment utilization rates.

We have affiliations with products associated with more established brands and celebrities.

More established brands with which we partner, for which we produce products or with which we are otherwise engaged in business could become the subject of public criticism for the actions, or lack thereof, related to issues in the public sphere. This could include the actions of executives, employees or spokespersons associated with such brands, or public positions related to social or political matters. Such items could negatively impact the perception of our brand by association.

We are also endorsed by certain celebrities, and we have an ownership interest in brands associated with celebrities. There is a risk that actions taken by such celebrities could negatively impact our brand or the perception of our goods and services. Any brands in which we have an ownership interest that are associated with public figures could have a diminished value due to certain actions taken by such public figures.

 We may be subject to claims for personal injuries at our facilities.

We offer tours of our facility and, pursuant to our My Batch program, allow customers to assist the distillers and other employees in the use of our equipment to make products for the customers’ specific purchase under our supervision. We also allow the public entry into other areas of our facilities, including our tasting rooms, and sometimes we make our spaces available for private events.

Because of the processes, equipment, products and chemicals we have on-site, employees, customers, delivery persons, vendors, suppliers, contractors or other persons could be injured or killed in the event of an accident. Any such result could force us to limit or curtail all or some of our operations or sales, thereby negatively impacting our financial performance significantly. Such an incident may also cause us to be subject to significant liability that may not be covered by insurance. In addition, such an event would likely result in litigation that could be costly and could distract our management from operations.

We may be subject to vandalism or theft of our products or equipment.

We may be subject to vandalism or theft of our products or equipment, including, but not limited to, theft by our employees or “shrinkage.” Loss of a product or equipment could take a long time to replace, causing disruptions in our cash flow and overall financial position. Such events may not be covered by insurance, in whole or in part. If covered by insurance, the cost of our deductible could be high. Any such event could pose a material challenge to our ability to maintain operations. Further, if loss is the result of employee theft or shrinkage of products, federal or state agency audits may result in a penalty for loss of product outside of allowed norms.

A failure of one or more of our key IT systems, networks, processes, associated sites or service providers could have a material adverse impact on our business operations, and if the failure is prolonged, our financial condition.

We rely on IT systems, networks and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed, hosted, provided and used by third parties or their vendors, to assist us in the management of our business. The various uses of these IT systems, networks and services include, but are not limited to: hosting our internal network and communication systems; supply and demand planning; production; shipping products to customers; hosting our distillery websites and marketing products to consumers; collecting and storing customer, consumer, employee, stockholder, and other data; processing transactions; summarizing and reporting results of operations; hosting, processing and sharing confidential and proprietary research, business plans and financial information; complying with regulatory, legal or tax requirements; providing data security; and handling other processes necessary to manage our business.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability, and integrity of our data, and we have in the past, and may in the future, experience cyberattacks and other unauthorized access attempts to our IT systems. Because the techniques used to obtain unauthorized access are constantly changing and often are not recognized until launched against a target, we or our vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of our data could be at risk, or we may incur unforeseen costs impacting our financial position. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, we may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and we may suffer interruptions in our ability to manage our operations and reputational, competitive or business harm, which may adversely affect our business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our employees, stockholders, customers, suppliers, consumers or others. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all our losses from any future breaches or failures of our IT systems, networks and services.

We are testing the use of Artificial Intelligence (AI) in our marketing, branding and other efforts, which could create several risks for our operations.

We are testing various AI tools and efforts to achieve multiple objectives, including but not limited to, creating new creative material to support our brands and marketing efforts, creating new designs for packaging and marketing, creating content for social media and other uses, streamlining the placement of paid advertising via streaming services or social media to maximize efficacy, speed up development of such efforts or to cut costs associated with these efforts. Such efforts may not yield the results we want or provide a satisfactory return on investment.

In addition, some of companies offering AI tools we use or may use in the future, which may be free or may be accessible in beta testing mode, may begin to charge us for their services or increase their fees to use such tools. These costs or cost increases could become unaffordable for us or not fit within our budget parameters. If we have become reliant upon such tools and we can no longer afford to use them, our revenue and profitability may be affected in a negative way. If the loss of such tools results in fewer sales and less revenue, our business operations may be negatively impacted, which could adversely affect the value of our common stock.

It is also possible that some of the AI tools we become reliant upon may be acquired by third parties that will restrict their use, making it either not economically feasible for us to continue using them, or not give us access to the tools at all. In this case, we may be required to hire new employees or consultants, find new outside vendors, or change strategies or tactics to meet our planned objectives, sales targets, revenue and profitability. If the use of such AI tools drives new revenue, increases our sales or profitability, or lowers our costs, the resulting loss of access to them could have an overall negative impact on our business.

Recent court cases have determined that AI-generated content may not qualify for copyright protection. As such, a product, good, service, design, element or some other item we create using AI tools and put into commerce to market or sell a brand, service or product may not qualify for such protection, which could weaken our intellectual property portfolio and allow competitors to use such elements for their own or competing purposes. This could lead to product or brand confusion in the marketplace with little to no way for us to enforce intellectual property rights we might otherwise rely upon.

The AI tools we may come to rely upon may create third-party liability for our company.

The use of AI for business-related activities is still in its very early days and the use of AI is still unproven. In some cases, we may use AI tools to create new branding, marketing materials, strategies, content, or documents to achieve our goals or objectives. Because AI tools work with ever-changing inputs in the background and we have no visibility to how the AI tools are performing their work, there is a risk that a product produced by an AI tool for us infringes on another person’s, brand’s or entity’s intellectual property, or that the finished product was also provided by the AI tool to other persons, brands, entities or businesses who may or may not be in competition with us. The use of similar finished products in marketing, branding, advertising, strategies, or tactics could cause confusion in the marketplace or open us up to accusation of plagiarism or the violation of another’s intellectual property rights. Such accusations, if proven true, could cause disruptions for us, cause us to have to change tactics or strategies resulting in fewer sales and less revenue, or subject us to liability for monetary compensation.

There is also a risk that the work product coming from AI tools we use may result in a finished product that is based on the biases of the inputs of the creators, programmers or engineers of such AI tools. Further, such biases could be built into how the algorithms driving such AI are constructed, altering the outputs in a way that makes our use of the finished work product less effective or not consistent with our company or our brand objectives.

There is a risk that competitors, members of the public or others who want to hurt our company or our brand, begin to post on social media about our company or our brands that causes a backlash among consumers, or use AI to create false narratives about our company. There is also a risk that social media influencers, pundits or public personalities who may be viewed as controversial attempt to align themselves with our company or our brands that causes a backlash among consumers.

AI tools are being used to create fake video clips and fake images. Some AI tools can also allow users to create videos in which it appears someone is doing or saying something that never took place. These videos are becoming very difficult, if not impossible, to identify as fake. There is a risk that someone could create videos or clips purporting to show one of our employees, executives, directors, contractors, suppliers, vendors, partners, influencers or other party or affiliate associated with our company saying something offensive, hurtful, defamatory, or otherwise designed in such a way as to harm our reputation or the reputation of our brands. In such cases, the resulting public backlash or boycotts of our products, the potential for cancelled partnerships, or the removal of our products or brands from distribution, bars, restaurants, retail shelves or other locations where they are sold and served, could cause us to lose sales and revenue and impact our operations or business prospects. Such actions could also cause reputational harm to our company and our brands that cannot be overcome, thereby impacting our ability to conduct business or to generate sales or profits, and ultimately negatively impact the value of our common stock.

There is also a risk that social media influencers, pundits or public personalities who may be viewed as controversial by some group or community attempt to align themselves with our company or our brands that causes a backlash among consumers or specific groups or communities. These people, acting on their own or in concert with others, could feel they are making positive posts about us or our brands, but communities or groups with opposing viewpoints from those posting about us could attempt to create a backlash against our company or our brands due to the appearance of the association with such people. If we or our brands were to get swept up in a backlash or boycott of our products, goods or services simply because of the public comments made by others, even if we are not involved and do not condone or sanction such comments, our sales, revenue and profits could be impacted, and it could ultimately negatively impact the value of our common stock.

There is a risk that we adopt a Bitcoin Treasury Policy that guides the acceptance, acquisition, handling, storage, use and disposition of bitcoin and other cryptocurrencies, which could create a number of risks for us and our stockholders.

In the event we finalize and adopt a final formal Bitcoin Treasury Policy, and we start to accept, accumulate, acquire or use bitcoin or other cryptocurrencies (which for the purpose of this offering the term “cryptocurrency” is assumed to include Bitcoin, among any other traded cryptocurrency or digital asset covered by such policy), there are risks associated with the volatility, stability, price, utilization, adoption, recognition, regulation, taxation, storage, handling and security of transacting, holding or using such cryptocurrencies in our business which could impact our balance sheet, liquidity and profitability. Such risks include, but are not limited to:

●	accepting cryptocurrency as a form of payment for our goods or services, and then subsequently seeing the value of such cryptocurrencies fall, which would have a negative impact on our effective net gross margin and ultimately our ability to reach or maintain profitability;

●	having any cryptocurrencies we own and hold be subject to fraud, hacking or theft as a result of not being properly stored or handled, or as a result of a breach of information that allows a third party to improperly access and transfer such cryptocurrencies out of our possession, which could impact our total assets, balance sheet and liquidity;

●	acquiring and holding such cryptocurrencies and then selling some or all of those holdings into the market for cash before an event that increases the value of those cryptocurrencies, meaning we would have lost out on an increase in the value of that asset had we held it longer;

●	selling cryptocurrencies we own such that followers of cryptocurrencies who may have become, or could have become loyal customers of ours, because we engage in the use of cryptocurrencies could view such sale as not being in line with their belief that cryptocurrency should be used to replace fiat currencies. In such cases this could result in fewer customers, fewer purchases, less revenue and an overall reduction in business relative to the trajectory we may have been on, which could impact our financial result or reputation negatively;

●	accepting cryptocurrencies as a form of payment for goods or services could be subject to transactions fees than are higher than regular credit card processing or similar fees, which could impact our financial results, profitability and net income or loss;

●	based on new accounting rules adopted by the Financials Services Accounting Board, the value of cryptocurrencies held by public companies may be marked to market. In the event we hold any such cryptocurrencies in our treasury as an asset on our balance sheet and the value or price of such cryptocurrencies fall in any one month or reporting period, it would require us to write down the value of that asset, which would negatively impact our income statement for that reporting period and increase a loss for the period, reduce any reported profits for the period, or turn a profitable period into a period with a reported loss, which could reflect poorly on us in the market and impact the price of our stock;

●	there is a risk that the service providers we use for our points of sale elect to not service or stop accepting cryptocurrencies as a form of payment for us, which could restrict our access to the market and our ability to sell goods for the exchange of such cryptocurrencies that might have been part of our business or strategic plans;

●	The trading prices of many cryptocurrencies, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of cryptocurrencies we may hold or own could have a material adverse effect on our balance sheet, income, liquidity and enterprise value;

●	Cryptocurrencies represent a new and rapidly evolving industry, and a portion of our actual or perceived value that we garner from any future acceptance or use of such assets depends on the continued acceptance, adoption and trust of such cryptocurrencies by users and the markets; and

●	A portion of the value of our shares may be related directly to the value of cryptocurrencies we may own or hold, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

Our failure to adequately maintain and protect the personal information of our customers or our employees in compliance with evolving legal requirements could have a material adverse effect on our business.

We collect, use, store, disclose or transfer (collectively, “process”) personal information, including from employees and customers, in connection with the operation of our business. A wide variety of local and international laws as well as regulations and industry guidelines apply to the privacy and collecting, storing, use, processing, disclosure and protection of personal information and may be inconsistent among countries or conflict with other rules. Data protection and privacy laws and regulations are changing, subject to differing interpretations and being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

A variety of data protection legislation apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, the State of California has enacted the California Consumer Privacy Act of 2018 (“CCPA”), which generally requires companies that collect, use, share and otherwise process “personal information” (which is broadly defined) of California residents to make disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or the sale of personal information, allows consumers to exercise certain rights with respect to any personal information collected and provides a new cause of action for data breaches. In addition, a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA, was approved by ballot initiative during the November 3, 2020 general election. There remains significant uncertainty regarding the timing and implementation of the CPRA, which may require us to incur additional expenditures to ensure compliance. Additionally, the Federal Trade Commission, and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that have been or may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur additional expenditures to comply.

Compliance with these and any other applicable privacy and data protection laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new privacy and data protection laws and regulations. Our actual or alleged failure to comply with any applicable privacy and data protection laws and regulations, industry standards or contractual obligations, or to protect such information and data that we processes, could result in litigation, regulatory investigations, and enforcement actions against us, including fines, orders, public censure, claims for damages by employees, customers and other affected individuals, public statements against us by consumer advocacy groups, damage to our reputation and competitive position and loss of goodwill (both in relation to existing customers and prospective customers) any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Additionally, if third parties that we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also place personal information at risk and have an adverse effect on our business. Even the perception of privacy concerns, whether or not valid, may harm our reputation, subject us to regulatory scrutiny and investigations, and inhibit adoption of our spirits and other products by existing and potential customers.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation and fermentation processes could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

We could be faced with risks associated with cyberattacks by non-state actors or countries since the Russian invasion of Ukraine and the terrorist attacks by Hamas on Israel, recent attacks by Iran, and the resulting responses by Israel.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data, and we have in the past, and may in the future, experience cyberattacks and other unauthorized access attempts to our IT systems. These attempts could increase as state and non-state actors look to disrupt companies in the U.S. Specifically as it relates to potential attacks from Russia, Hamas, Iran or aligned groups, we cannot choose which countries, non-state actors or private groups to defend against. Our focus is on maintaining the integrity of our systems regardless of the source of the threat.

From a physical threat perspective, we do not have, and do not plan to have, employees in Ukraine or Israel nor in regions in their vicinity. Likewise, we do not currently, nor do we plan to, source materials or inputs from, or make investments in, those regions. To the extent there may be future sourcing, hiring or investment decisions in or near those regions, our board of directors would need to evaluate the risks and approve such action given the heightened risks associated with those regions currently. Likewise, from an IT or cybersecurity threat perspective, our board will need to receive regular reports from our IT team, including an assessment of attempted attacks, new methods of attack and defense, and updates regarding the state-of-the-art techniques provided by our vendors to help fend off such attacks. In addition, we anticipate that if we are to maintain or secure insurance coverage to compensate us for losses from any such attacks, that coverage and the steps required to ensure the coverage stays in place will be overseen by at least one committee of our board in the normal course of business.

The techniques used to obtain unauthorized system access are constantly changing and often are not recognized until launched against a target. As such, we or our vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of our data could be at risk, or we may incur unforeseen costs impacting our financial position. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes, ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, we may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and we may suffer interruptions in our ability to manage our operations and reputational, competitive or business harm, which may adversely affect our business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our employees, stockholders, customers, suppliers, consumers or others. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

Global conflicts could increase our costs, which could adversely affect our operations and financial condition.

Management continues to monitor the changing landscape of global conflicts and their potential impacts on our business. First among these concerns is the ongoing conflict in Ukraine, which has caused disruption in the grain, natural gas and fertilizer markets, and the result of which is uncertainty in pricing for those commodities. Because we rely on grains for part of our raw material inputs, these disruptions could increase our supply costs. However, as we source all of our grain from local or known domestic suppliers, management believes the impact of the Ukraine war has not been significant based on our history and relationship with the existing farmers and growers. The other potential conflict we monitor is the threatening military activity between China and Taiwan. Historically we have sourced our glass bottles from suppliers in China and we have recently migrated this production to Taiwan. Although we now have what we consider an adequate supply of our glass bottles at the current utilization rate, considering the potential disruption in Taiwan, we have started to evaluate new producers who can produce glass bottles in other countries. Finally, most recently the attacks on Israel and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, which could impact prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation.

Risks Related to our Intellectual Property

It is difficult and costly to protect our proprietary rights.

Our commercial success will depend in part on obtaining and maintaining trademark protection and trade secret protection of our products and brands, as well as successfully defending these trademarks against third-party challenges. We will only be able to protect our intellectual property related to our trademarks and brands to the extent that we have rights under valid and enforceable trademarks or trade secrets that cover our products and brands. Changes in either the trademark laws or in interpretations of trademark laws in the U.S. and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our issued trademarks or in third-party patents. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

We may face intellectual property infringement claims that could be time-consuming and costly to defend, and could result in our loss of significant rights and the assessment of treble damages.

From time-to-time we may face intellectual property infringement, misappropriation or invalidity/non-infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. For example, were a third party to succeed on an infringement claim against us, we may be required to pay substantial damages (including up to treble damages if such infringement were found to be willful). In addition, we could face an injunction barring us from conducting the allegedly infringing activity. The outcome of the litigation could require us to enter into a license agreement that may not be acceptable, commercially reasonable, or on practical terms, or we may be precluded from obtaining a license at all. It is also possible that an adverse finding of infringement against us may require us to dedicate substantial resources and time to developing non-infringing alternatives, which may or may not be possible.

Finally, we may initiate claims to assert or defend our own intellectual property against third parties. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time-consuming, and could divert our management’s attention from our business and negatively affect our operating results or financial condition.

We may be subject to claims by third parties asserting that our employees or we have misappropriated our intellectual property, or claiming ownership of what we regard as our own intellectual property.

Although we try to ensure that we and our employees and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or independent contractors have used or disclosed intellectual property in violation of others’ rights. These claims may cover a range of matters, such as challenges to our trademarks, as well as claims that our employees or independent contractors are using trade secrets or other proprietary information of any such employee’s former employer or independent contractors. As a result, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Our new Salute Series lines of spirits may be subject to claims of misuse or unapproved use of certain imagery or terms associated with the U.S. military or first responders. We may come under attack for not having authentic military or first responder roots for a particular line or design under this product line.

Although we try to ensure that we do not infringe on any third-party trademark, or use unapproved logos or images in our marketing, certain branches of the U.S. military or first responders may object to our brand positioning under our Salute Series or related spirits lines or to our use of certain terms, marks, images or logos. While we have successfully navigated this issue over the past seven years with our 1st Special Forces Group Whiskey honoring the 1st Special Forces Group at Joint Base Lewis McChord, another branch of the military may take issue with our brand positioning related to that branch or to a particular product or its packaging. Likewise, there is no guarantee that the Federal Alcohol and Tobacco Tax and Trade Bureau (the “TTB”) will approve our label designs for any such branch or that after approval by the TTB that such approval may later be rescinded. Such results would require us to rethink our branding or designs for one or more branches or products. Any successful challenge to our effort around this line of products could diminish our ultimate future growth opportunities from this product concept.

Likewise, people who have served in specific branches or units of the military or as first responders tend to be very protective and parochial about their history. If we develop a product, line or image in which we do not have a company founder or employee with specific ties to a branch, unit or group, we could be attacked in public or in social media by members of such group that think we are trying to position ourselves in this brand at the expense of others, even though we will endeavor to advance this line with honor and respect and in partnership with select non-profits that will benefit from the sales of products under this line. Successful attacks on our brand or efforts in this way could diminish the value of our efforts, the value of the brand and ultimately sales to the public.

Risks Related to Regulation

We are subject to extensive government regulation and are required to obtain and renew various permits and licenses; changes in or violations of laws or regulations or failure to obtain or renew permits and licenses could materially adversely affect our business and profitability.

Our business of marketing and distributing craft spirits and other alcoholic beverages in the United States is subject to regulation by national and local governmental agencies. These regulations and laws address such matters as licensing and permit requirements, regarding the production, storage and import of alcoholic products; competition and anti-trust matters; trade and pricing practices; taxes; distribution methods and relationships; required labeling and packaging; advertising; sales promotion; and relations with wholesalers and retailers. Loss of production capacity due to regulatory issues can negatively affect our sales and increase our operating costs as we attempt to increase production at other facilities during that time to offset the lost production. It is possible that we could have similar issues in the future that will adversely impact our sales and operating costs. Additionally, new or revised regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations in the countries in which we plan to operate. We may incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate, or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us or our revenues and profitability.

Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally, strongly influence our viability and how we operate our business. Complying with existing laws, regulations and government policy is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues.

Additionally, governmental regulatory and tax authorities have a high degree of discretion and may at times exercise this discretion in a manner contrary to law or established practice. Our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or services.

Our industry may be subject to further demands to increase warnings on labels, specifically as it relates to cancer.

In January 2025, the United States Surgeon General issued a report calling for more regulation on the warnings that should be put on labels for alcoholic beverages, specifically as it relates to his belief that specific amounts of consumption may increase incidences of cancer. There is a risk that such additional warnings, if required, could depress the market for alcoholic beverages among consumers, which could impact the demand for our products specifically. There is a related risk that as more news stories are written about the proposal that it leads to consumers reducing their consumption of such beverages ahead of any such label change mandates. This too, could lead to reduced demand for our products, thereby reducing our ability to generate revenue from the sale of our products or services, or those of our TBN partners, distributors and retailers who feature our products. There is also a related risk that investors could view the capital stock of producers, distributors or retailers of alcohol-related products as carrying more risk due to the discussion about these label proposals and the societal and consumer conversations that arise from the topic. In such a case, it could make the capital stock of producers, distributors or retailers of alcohol-related products, including ours, less valuable or more difficult to trade.

We are subject to regulatory overview by the Federal Alcohol and Tobacco Tax and Trade Bureau and state liquor control agencies.

We are required to secure certain label and formula approvals for the products we make. Such approvals are made at the discretion of the TTB. The TTB could deny our applications for labels and/or formulas entirely or force us to change them so that the result would be different from that which we currently sell or plan to sell. The TTB could also force us to change labels it has already approved and that we have already begun to sell or could revoke approval for existing formulas and/or labels. Any such delays in formula and/or label approval could cause delays in bringing products to market and could force us to limit or curtail all or some operations or sales, thereby negatively impacting our financial performance significantly.

Similarly, one or more state liquor control agencies may not approve a product for sale even though we have received federal approval to produce and sell the product.

Our regulatory licenses may be suspended or revoked, or we may fail to secure or retain required permits or licenses.

Samples or servings provided through our tasting room or at other events in which we participate could be provided to minors. The result of such an event could be a fine or penalty applied against us by a state or federal enforcement agency. Further, such penalty could result in a temporary or permanent suspension of our license to operate, which would negatively impact our financial results.

We also might not be able to secure or keep permits and/or licenses required to open and operate our business, including but not limited to building and trades permits, Conditional Use/Special Use Permits or other zoning permits, health permits, food permits, our federal TTB license, federal Food and Drug Administration license, state liquor licenses or other licenses or permits. Any such suspension or losses could negatively impact our financial results.

We are subject to various insurance and bonding requirements.

We are required by the TTB to secure and maintain insurance for various aspects of our operations. We may not be able to secure all of the insurance our business requires or, once we obtain the required insurance, such insurance could be cancelled or terminated. We may also only be able to secure insurance at rates that we deem to be commercially unreasonable.

We are also required by the TTB to provide bonds for the distilled spirits products we make, store, bottle and prepare for sale. Such bonds could be revoked, or the cost of bonding might become materially more expensive than we currently anticipate. As production and storage grows, there is a chance we may not be able to secure an increase in our bonding adequate to cover federal obligations, or our operations could exceed our bonded authority. This could require us to halt our operations until such increased bonding is secured, if at all. Further, as a condition of obtaining a bond, a bonding company could require that we set aside dedicated funds to backstop the bond. Such a requirement would hamper our ability to use funds for revenue generating purposes, thereby changing our plans for growth. In any of these situations, we would be forced to limit or curtail all or some of our operations, thereby negatively impacting our financial performance significantly.

We are subject to certain record-keeping requirements to which we may not properly adhere.

We are required to track the source of products we make, produce and/or bottle, including raw ingredients used, mashing, fermentation, distillation, storage, aging, blending, bottling, removal from bond and sales. Historically, we may not have accurately captured, or in the future may not accurately capture, all of such data. Moreover, in the event of an audit, state or federal revenue officers may interpret our data differently than we do, which could lead to a finding that we either underpaid or overpaid federal excise and state sales taxes.

As we open new locations, the staff at those locations may not properly track and record all data. The failure to adequately track production could put some products at risk from a labeling or valuation standpoint or cause the TTB to impound certain of our products from future sales. Failure to properly track and report the required data could also result in fines and/or penalties levied against us, or the suspension or rescission of our permits or licenses. Suspension or rescission of a permit or license would put us at risk of not being able to continue operations.

We operate in a highly-regulated industry subject to state and federal regulation, and it is possible that state or federal legislative or regulatory bodies could change or amend laws that impact us.

We operate in a highly-regulated industry subject to state and federal regulation, and it is possible that state or federal legislative or regulatory bodies could change or amend laws that impact us. Such changes could include, but are not limited to:

●	the amount of product we can produce annually;

●	regulations on the manufacturing, storage, transportation and sale of our distilled spirits;

●	license rates we must pay to the state;

●	tax rates on products we make and sell;

●	how, where and when we can advertise our products;

●	how products are classified; and

●	labeling and formulation approvals.

In addition, it is possible that legislative bodies could amend or revoke the statutes that allow us to operate, in whole or in part. In such an event, we may be forced to cease operations, which would materially affect our value and any investment made in us.

The failure of Congress to pass federal spending bills could impact our ability to secure federal permits that are critical to our business and our growth plans.

The chance that continued inaction in Congress to secure final passage of annual spending bills puts us at risk of a government shutdown, which could impact our ability to secure certain federal permits through the TTB, including transfer in bond permits, and formula or label approvals. Likewise, tribal partners we are working with to open Heritage-branded distilleries and tasting rooms will rely on securing their own TTB permits. Any government shutdown could slow down progress on the development, opening or operating of those locations.

We may become subject to audits by government agencies that find the mis-collection or mis-payment of taxes or fees.

We may become subject to audits by government agencies that could find the mis-collection or mis-payment of taxes or fees. Such an event could require us to allocate financial resources and personnel into areas to which we are not currently planning to allocate and to subject us to fines, interest and penalties in addition to the taxes or fees that may be owed. In the past, we have not timely filed and paid certain taxes, but no fines or penalties have been assessed for such late filings to date. However, a governmental entity could attempt to institute fines and/or assess other penalties for our past late tax filings and payments. Such an action could also include a suspension or termination of one or more of our permits or licenses.

Our products could be subject to a voluntary or involuntary recall.

Our products could be subject to a voluntary or involuntary recall for any number of reasons. In such an event, we may be forced to repurchase products we have already sold, cover other costs associated with the product or the recall, cease the sale of product already in the sales pipeline, or destroy product still in our control or that we are still processing. Any such product recalls could negatively impact our financial performance and impugn our reputation with consumers.

Our agreements with partners may be perceived as de facto franchise relationships.

Our agreements with partners, including American Indian Tribes or other licensees, allowing such partner to operate a Heritage-branded location could be interpreted by a state or federal court or administrative body as being a de facto franchise relationship, in which case we may need to revise the terms of our licensing arrangement with such partner, thereby altering our anticipated return and risk profile. If an agreement with a partner is determined to be a de facto franchise relationship, we may be required to file franchise documents with state and the federal governments for approval and we will be liable for fines or penalties for not pre-filing such franchise documents.

Direct to consumer shipping could become more regulated or be curtailed or terminated through government regulation or enforcement.

We currently use a three-tier compliant third-party retailer that resells, ships and handles fulfillment for certain of our products directly to consumers in 45 states and the District of Columbia. There are several risks associated with direct-to-consumer shipping, including that one or more states could decide such activities do not comport with their specific laws or regulations. In addition, there is a risk the third-party fulfillment firm could be forced to curtail or cease operations by virtue of a federal or state demand or reinterpretation of statute or rule, or that such firm could exit the market on its own free will. In any of these cases, the loss of direct-to-consumer shipping would likely lead to fewer sales, less revenue, and less profitability for our company, which could impact the value of our common stock. The loss of such sales and revenue could also negatively impact our operating plan as we would have less operating cash flow to work with, which could force us to alter our growth and marketing plans. There is also a risk that a third-party delivery company that is delivering the product to a consumer leaves the package where an individual under the age of 21 can gain access to it, or that such company delivers it to a location and fail to verify the person’s age. In such case, a state or local enforcement entity could attempt to claim we are partially culpable in the delivery to a person who is not 21 years of age. If that person were to consume the product and engage in an activity dangerous to themselves or others that causes death or serious bodily injury, a claim could be made against us as being part of the transaction. We could fail to successfully defend any such claims, in addition to paying monetary damages. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management or negatively impact the reputation of our company.

We are subject to state-specific regulatory risks related to our location in Eugene, Oregon.

There are several risks associated with our locations in Eugene, Oregon, including but not limited to:

●	The legislature or voters in Oregon may elect to privatize the state’s current monopoly-owned retail and distribution system, which would likely materially alter the way in which spirits are distributed and priced in the state and would also change the way we have to market to secure shelf space in stores and in restaurants and bars in order to gain or maintain market share.

●	The Oregon Liquor Control Commission (the “OLCC”) may not approve some or all of our products for listing and sale in the state or in our tasting rooms located in Oregon.

●	The OLCC could deny our request to open additional tasting rooms in the state of Oregon, thereby stranding equipment and capital and materially impacting our plan to generate more retail sales in our own locations.

In the event we begin to acquire, accumulate, hold, store, sell, transfer or otherwise use any cryptocurrencies, there is a risk that rules or regulations could change, impacting the value of any such crypto currencies we hold and our ability to continue to use them or how we recognize, use and value them.

Even though federal and state policies appear to be more accepting of certain cryptocurrency holdings and processes for companies like ours, a federal or state government agency or elected body could alter its stance or regulations on businesses using, accepting and holding cryptocurrencies which could negatively impact our plans, revenue sources, assets or balance sheet. These risks include, but are not limited to, changes in how we must value any cryptocurrencies we hold, which could impact our balance sheet and income statement, or our ability to hold, use or dispose of them. In addition, new forms of taxation on the receipt, accumulation, acquisition, holding, storing., transferring, selling or otherwise using of such cryptocurrencies which could alter, diminish or destroy the value proposition for such cryptocurrencies or how we value any cryptocurrencies we may hold at that time, which could negatively impact our balance sheet or income statement.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

Prior to our initial public offering in November 2024, there was no public market for the shares of our common stock. The offering price for the shares sold in our initial public offering was determined by negotiation between the underwriters and us. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. As a result, the trading price of our common stock is likely to be volatile, which may prevent you from being able to sell your shares at or above the public offering price. The market price of our common stock could be subject to wide fluctuations in response to a variety of factors, which include:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	announcements of new product offerings or technological innovations by us or our competitors;

●	announcements by our customers, partners or suppliers relating directly or indirectly to our products, services or technologies;

●	overall conditions in our industry and market;

●	addition or loss of significant customers;

●	changes in laws or regulations applicable to our products;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments or achievement of significant milestones;

●	additions or departures of key personnel;

●	competition from existing products or new products that may emerge;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	disputes or other developments related to proprietary rights, including patents, litigation matters or our ability to obtain intellectual property protection for our technologies;

●	announcement or expectation of additional financing efforts;

●	sales of our common stock by us or our stockholders;

●	stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	reports, guidance and ratings issued by securities or industry analysts; and

●	general economic and market conditions.

If any of the foregoing occurs, it would cause our stock prices or trading volume to decline. Stock markets in general and the market for companies in our industry in particular have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock You may not realize any return on your investment in us and may lose some or all of your investment.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our failure to meet the continued listing requirements of the Nasdaq could result in de-listing of our common stock.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to try to restore our compliance with the Nasdaq marketplace rules, but our common stock may not be listed again, and such actions may not stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the Nasdaq marketplace rules.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may reduce the trading activity in the secondary market for our common stock, so stockholders may have difficulty selling their shares.

We could use shares of our common stock to acquire a position in, or all of, another company or brand, which could result in dilution for shareholders of record at that time.

In the future we could use shares of our common stock as a form of currency to invest in or acquire other companies or brands. The issuance of these shares would be dilutive to other stockholders of our company. Our management and our board of directors will make these decisions and stockholders may have little to no view or say in these transactions. As such, the issuance of such shares creating dilution could result in lower returns for investors. A company or brand that we invest in or acquire might not fit our portfolio and might not yield a return for us or our stockholders. The strategy may not work and may result in a dilutive effect from the issuance of those shares that could result in a loss of some or all of the investment for stockholders.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an emerging growth company until as late as December 31, 2029 (the fiscal year-end following the fifth anniversary of the completion of our initial public offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (1) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31, or (2) if our gross revenue exceeds $1.235 billion in any fiscal year. Emerging growth companies may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur significant costs from operating as a public company, and our management expects to devote substantial time to public company compliance programs.

As a public company, we incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the way we operate our business. Our management and other personnel devote, and likely will continue to devote, a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costlier.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. If we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our management team has limited experience managing a public company.

We became a public company on November 25, 2024. Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our common stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the prices of our common stock could decline. In addition, if our operating results fail to meet the forecast of analysts, the prices of our common stock could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the prices of our common stock and trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make the acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may delay or prevent a change of control of our company or changes in our management. Our second amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

●	provide for a staggered board of directors;

●	authorize our board of directors to issue, without further action by the stockholders, up to 4,500,000 shares of undesignated existing preferred stock;

●	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

●	require the affirmative vote of the holders of at least 2/3 of the voting power of all of our outstanding shares of voting stock, voting together as a single class, to amend, alter, change or repeal our bylaws or certain provisions of our certificate of incorporation;

●	specify that, except as required by applicable law, special meetings of our stockholders can be called only by our board of directors pursuant to a resolution adopted by the majority of the board of directors;

●	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

●	provide that our directors may be removed only for cause; and

●	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning more than 15% of our outstanding voting stock to merge or combine with us.

Our Second Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders.

Our second amended and restated certificate of incorporation filed on November 25, 2024 with the Delaware Secretary of State provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory law or Delaware common law, subject to certain exceptions: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to provisions of the Delaware General Corporation Law or our second amended and restated certificate of incorporation or amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. By agreeing to the exclusive forum provisions, investors will not be deemed to have waived our compliance obligations with any federal securities laws or the rules and regulations thereunder.

This exclusive forum provision will not apply to claims under the Exchange Act. In addition, our second amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although the our stockholders will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were facially valid under Delaware law, there is uncertainty as to whether other courts will enforce the Company’s federal forum selection clause.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our common stock. Our existing credit agreement with Silverview Credit Partners L.P. currently restricts our ability to pay cash dividends and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, our current loan facility and any future loan arrangements we enter into may contain terms prohibiting or limiting the number or amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Risks Related to the Equity Line of Credit

The sale of a substantial number of ELOC Shares in the public market could adversely affect the prevailing market price of our shares.

We are registering for resale an aggregate of up to 5,000,000 ELOC Shares, together with 67,162 Commitment Shares that are issuable upon the Investor’s exercise of the Commitment Warrants issued to it as part of the transaction. If we put in excess of 5,000,000 ELOC shares to the Investor for purchase pursuant to the ELOC Purchase Agreement, we will be required to register such shares under the Securities Act for resale by the Investor prior to completing such sale. Sales of a substantial number of our shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our shares. We cannot predict if and when the Investor may sell such shares in the public markets. Furthermore, in the future, we may issue additional shares or other equity or debt securities convertible into shares. Any such issuance could result in substantial dilution to our existing stockholders and could cause our share price to decline.

It is not possible to predict the actual number of ELOC Shares, if any, we will sell under the ELOC Purchase Agreement to the Investor, or the actual gross proceeds resulting from those sales.

On January 23, 2025, we entered into the ELOC Purchase Agreement with the Investor, pursuant to which the Investor has committed to purchase up to the lesser of (a) $15.0 million of shares of common stock and (b) 19.99% of the total number of shares of common stock outstanding as of the date of the ELOC Purchase Agreement, or the Exchange Cap, upon the terms and subject to the conditions and limitations set forth in the ELOC Purchase Agreement, or the “Commitment Amount”; provided, however, that such limitations will not apply if we obtain stockholder approval to issue additional shares of common stock. Of such shares, we have registered 5,067,162 shares for issuance under the ELOC Purchase Agreement and resale pursuant to this prospectus, assuming that such stockholder approval is obtained, and we will be required to register under the Securities Act for resale by the Investor any additional shares of common stock we sell under the ELOC Purchase Agreement. The ELOC Shares that may be issued under the ELOC Purchase Agreement may be sold by us to the Investor at our discretion from time to time until the earliest of (i) the date on which the Investor has purchased ELOC Shares pursuant to the ELOC Purchase Agreement equal to the maximum amount of the Facility, (ii) the three-year anniversary of the date on which we may commence selling shares pursuant to the ELOC Purchase Agreement pursuant to the terms thereof, (iii) written notice of termination by the Company to the Investor (which cannot occur at any time that the Investor holds any of the ELOC Shares), or (iv) written notice of termination by the Investor to the Company upon certain events occurring.

We generally have the right to control the timing and amount of any sales of the ELOC Shares to the Investor under the ELOC Purchase Agreement. Sales of the ELOC Shares, if any, to the Investor under the ELOC Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Investor all, some or none of the ELOC Shares that may be available for us to sell to the Investor pursuant to the ELOC Purchase Agreement.

Because the purchase price per share to be paid by the Investor for the ELOC Shares that we may elect to sell to the Investor under the ELOC Purchase Agreement, if any, will fluctuate based on the market prices of our shares at the time we elect to sell the ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of ELOC Shares that we will sell to the Investor under the ELOC Purchase Agreement, the purchase price per share that the Investor will pay for ELOC Shares purchased from us under the ELOC Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Investor under the ELOC Purchase Agreement.

The ELOC Purchase Agreement provides that, subject to certain terms and conditions, we may, in our discretion, from time to time after the date of this prospectus and during the term of the ELOC Purchase Agreement, direct the Investor to purchase the ELOC Shares from us in one or more purchases under the ELOC Purchase Agreement, for a maximum aggregate gross purchase price of up to $15,000,000 of the ELOC Shares. A maximum of 5,067,162 ELOC Shares have been registered for resale under the registration statement that includes this prospectus, including the Commitment Shares that are issuable upon the exercise of the Commitment Warrant. However, because the market prices of the ELOC Shares may fluctuate from time to time after the date of this prospectus, the actual purchase prices to be paid by the Investor for the ELOC Shares that we direct it to purchase under the ELOC Purchase Agreement, if any, also may fluctuate significantly based on the market price of the ELOC Shares.

We are registering 5,067,162 shares of our common stock under this prospectus. As of January 22, 2025, there were 5,423,611 shares of common stock outstanding. If all of the 5,067,162 shares of our common stock offered for resale by the Investor under this prospectus were issued and outstanding as of January 22, 2025, such shares would represent approximately 48.3% of total number of shares of our common stock outstanding.

The actual number of shares of our common stock issuable will vary depending on the then current market price of shares of our common stock sold to the Investor in this offering and the number of shares of our common stock we ultimately elect to sell to the Investor under the ELOC Purchase Agreement. If it becomes necessary for us to issue and sell to the Investor under the ELOC Purchase Agreement more than the 5,067,162 shares of our common stock being offered for resale under this prospectus in order to receive aggregate gross proceeds equal to $15.0 million under the ELOC Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Investor of any such additional shares of our common stock we wish to sell from time to time under the ELOC Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our common stock under the ELOC Purchase Agreement. Under applicable Nasdaq rules, in no event may we issue to the Investor shares of our common stock representing more than 19.99% of the total number of shares of common stock outstanding immediately prior to the execution of the ELOC Purchase Agreement, or 1,084,179  shares of common stock, unless (i) we obtain the approval of the issuance of additional shares by our stockholders in accordance with the applicable stock exchange rules or (ii) the average price paid for all shares of common stock issued under the ELOC Purchase Agreement (including both ELOC Shares and Commitment Shares) is equal to or greater than $1.10, which is a price equal to the lower of (A) the Nasdaq Official Closing Price immediately preceding the execution of the ELOC Purchase Agreement and (B) the average Nasdaq Official Closing Price of our common stock for the five trading days immediately preceding the execution of the ELOC Purchase Agreement, as calculated in accordance with the rules of Nasdaq, such that the sales of such common stock to the Investor would not count toward such limit because they are “at market” under applicable stock exchange rules.

Any issuance and sale by us under the ELOC Purchase Agreement of a substantial number of ELOC Shares could cause substantial dilution to our stockholders. The number of ELOC Shares ultimately offered for sale by the Investor is dependent upon the number of ELOC Shares, if any, we ultimately elect to sell to the Investor under the ELOC Purchase Agreement. However, even if we elect to sell ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement, the Investor may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices.

Investors who buy ELOC and/or Conversion Shares from the Investor at different times will likely pay different prices.

Pursuant to the ELOC Purchase Agreement, we will have discretion to vary the timing, price and number of shares sold to the Investor. If and when we elect to sell the ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement, after the Investor has acquired such shares, the Investor may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. Similarly, the Investor may exercise the Commitment Warrant and resell all, some or none of the Conversion Shares it receives upon such exercise at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from the Investor in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Investor in this offering as a result of future sales made by us to the Investor at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Investor under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Investor may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

We may use the proceeds from sales of the ELOC Shares made pursuant to the ELOC Purchase Agreement or from the sale to the Investor of shares of Series B Preferred Stock in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of the shares pursuant to the ELOC Purchase Agreement and/or the sales of shares of Series B Preferred Stock, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. However, we have not determined the specific allocation of any net proceeds among these potential uses, and the ultimate use of the net proceeds may vary from the currently intended uses. The proceeds may be used for additional general corporate purposes that do not enhance our operating results or the value of our shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements relate to future events or our future financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements include, but are not limited to, statements about:

●	our ability to hire additional personnel and to manage the growth of our business;

●	our ability to continue as a going concern;

●	our reliance on our brand name, reputation and product quality;

●	our ability to adequately address increased demands that may be placed on our management, operational and production capabilities.

●	the effectiveness of our advertising and promotional activities and investments;

●	our reliance on celebrities to endorse our products and market our brands;

●	general competitive conditions, including actions our competitors may take to grow their businesses;

●	fluctuations in consumer demand for craft spirits;

●	overall decline in the health of the economy and consumer discretionary spending;

●	the occurrence of adverse weather events, natural disasters, public health emergencies, including the COVID-19 pandemic, or other unforeseen circumstances that may cause delays to or interruptions in our operations;

●	risks associated with disruptions in our supply chain for raw and processed materials, including glass bottles, barrels, spirits additives and agents, water and other supplies;

●	the impact of COVID-19 on our customers, suppliers, business operations and financial results;

●	disrupted or delayed service by the distributors we rely on for the distribution of our products;

●	our ability to successfully execute our growth strategy, including continuing our expansion in our TBN and direct-to-consumer sales channels;

●	quarterly and seasonal fluctuations in our operating results;

●	anticipated accounting recognition associated with reports generated for us by outside valuation experts as they relate to the treatment of and accounting for the exchange of certain convertible promissory notes into common stock and prepaid warrants;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	our ability to protect our trademarks and other intellectual property rights, including our brands and reputation;

●	our ability to comply with laws and regulations affecting our business, including those relating to the manufacture, sale and distribution of spirits and other alcoholic beverages;

●	the risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions;

●	claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;

●	our ability to operate, update or implement our IT systems;

●	our ability to successfully pursue strategic acquisitions and integrate acquired businesses, products, services or brands;

●	our ability to implement additional finance and accounting systems, procedures and controls to satisfy public company reporting requirements;

●	our potential ability to obtain additional financing when and if needed;

●	the potential liquidity and trading of our securities;

●	risks related to our acceptance, acquisition, holding, use or disposal of bitcoin or other cryptocurrencies, including how the pricing volatility of such cryptocurrencies may affect our balance sheet or profit or loss; and

●	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

You should read this prospectus, including the section titled “Risk Factors,” and the documents that we reference elsewhere in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual results may differ materially from what we expect as expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Considering the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

THE EQUITY LINE OF CREDIT

Overview

On January 23, 2025, we entered into the ELOC Purchase Agreement with the Investor. Sales of our common stock to the Investor under the ELOC Purchase Agreement, and the timing of any sales, will be determined by us from time to time in our sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of our common stock and determinations by us regarding the use of proceeds from any sale of such common stock. The net proceeds from any sales under the Equity Line of Credit will depend on the frequency with, and prices at, which the common stock are sold to the Investor. To the extent we sell shares under the ELOC Purchase Agreement, we currently plan to use any proceeds for the purchase of raw goods to produce more products for sale, additional digital marketing to drive more e-commerce sales, marketing and sales support to grow our wholesale efforts, additional marketing efforts to expand our TBN growth, the addition of key finance staff to ameliorate deficiencies identified by our auditors, the repayment of debt and other obligations, and general working capital. We cannot predict whether the net proceeds invested will yield a favorable return.

In accordance with our obligations under the ELOC Purchase Agreement and the Registration Rights Agreement, we have filed the registration statement of which this prospectus forms a part in order to register the resale of up to: (i) 5,000,000 ELOC Shares that we may elect, in our sole discretion, to issue and sell to the Investor, from time to time after the Commencement Date upon the terms and subject to the conditions and limitations of the ELOC Purchase Agreement, subject to applicable stock exchange rules; and (ii) 67,162 Commitment Shares that may be issued to the Investor upon the exercise of the Commitment Warrant issued to the Investor as consideration for the Investor’s execution and delivery of the ELOC Purchase Agreement.

Under applicable Nasdaq rules, in no event may we issue to the Investor shares of our common stock representing more than 19.99% of the total number of shares of common stock outstanding immediately prior to the date of the ELOC Purchase Agreement if such shares, when aggregated with all other common stock then beneficially owned by the Investor and its respective affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the Investor beneficially owning common stock in excess of 4.99% of the then-outstanding shares of common stock (the “Beneficial Ownership Limitation”). Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation.

The Purchase Agreement and Registration Rights Agreement contain customary registration rights, representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

ELOC Purchase Agreement

Pursuant to the ELOC Purchase Agreement, the Investor shall, subject to the restrictions and satisfaction of the conditions in the ELOC Purchase Agreement, purchase from us up to the lesser of (i) $15.0 million of shares of our common stock and (ii) the Exchange Cap, upon the terms and subject to the conditions and limitations set forth in the ELOC Purchase Agreement (the “Commitment Amount”); provided, however, that such limitations will not apply if we obtain stockholder approval to issue additional shares of common stock and, assuming shareholder approved is obtained, we have registered 5,067,162 shares for issuance under the ELOC Purchase Agreement and resale pursuant to this prospectus. The shares of our common stock that may be issued under the ELOC Purchase Agreement may be sold, subject to the restrictions and satisfaction of the conditions in the ELOC Purchase Agreement, by us to the Investor at our discretion from time to time from the Commencement Date until the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the Commencement Date, (ii) the date on which the Investor shall have purchased the Commitment Amount, (iii) the ninetieth day after the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, in each case that is not discharged or dismissed prior to such ninetieth day, and (iv) the date on which, pursuant to or within the meaning of any bankruptcy law, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors, or each, a Termination Event.

Purchases of Shares of our Common Stock Under the Purchase Agreement

During the term described above, on any trading day on which the closing sale price of the common stock is equal to or greater than $1.00 (the “Fixed Purchase Date’), we will have the right, but not the obligation, from time to time at our sole discretion, subject to the restrictions and satisfaction of the conditions in the ELOC Purchase Agreement, to direct the Investor, by delivery of an irrevocable written notice (a “Fixed Purchase Notice”), to purchase a number of shares of our common stock (the “Fixed Purchase”), for an aggregate purchase price of not less than $10,000 and not more than the lesser of (i) $1,000,000 of shares of Common Stock, subject to adjustment, or (ii) 100% of the average daily trading dollar volume for the common stock during the three trading days preceding the Fixed Purchase Date (the “Fixed Purchase Maximum Amount”), at a purchase price per share (the “Fixed Purchase Price”) equal to 95% of the average daily VWAP (as defined below) of the common stock for the two trading days immediately preceding the applicable Fixed Purchase Date.

In addition, at any time from and after the Commencement Date, on any business day on which the closing sale price of the common stock is equal to or greater than $1.00 and such business day is also the Fixed Purchase Date for a Fixed Purchase of an amount of shares of common stock not less than the applicable Fixed Purchase Maximum Amount (calculated as of the applicable Fixed Purchase Date), we may also direct the Investor, by delivery of an irrevocable written notice (a “VWAP Purchase Notice”), to purchase, on the immediately following business day (the “VWAP Purchase Date”), an additional number of shares of common stock in an amount equal to the lesser of (i) 300% of the number of shares of common stock directed by us to be purchased by the Investor for the applicable Fixed Purchase and (ii) 30% of the trading volume in our common stock on Nasdaq during the applicable VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable VWAP Purchase Date (the “VWAP Purchase”), at a purchase price equal to the lesser of 95% of (i) the closing sale price of the common stock on the business day immediately preceding the applicable VWAP Purchase Date and (ii) the VWAP during the applicable VWAP Purchase Period (the “VWAP Purchase Price”).

At any time from and after the Commencement Date, on any business day that is also the VWAP Purchase Date for a VWAP Purchase, we may also direct the Investor, by delivery of an irrevocable written notice (an “Additional VWAP Purchase Notice” and, together with a Fixed Purchase Notice and a VWAP Purchase Notice, a “Purchase Notice”), to purchase, on the same business day (the “Additional VWAP Purchase Date” and, together with a Fixed Purchase Date and a VWAP Purchase Date, the “Purchase Dates”), an additional number of shares of common stock in an amount equal to the lesser of (i) 300% of the number of shares of common stock directed by us to be purchased by the Investor pursuant to the corresponding Fixed Purchase and (ii) 30% of the trading volume in our common stock on Nasdaq during the applicable Additional VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable VWAP Purchase Date (an “Additional VWAP Purchase”, and together with a Fixed Purchase and a VWAP Purchase, the “Purchases”), at a purchase price equal to the lesser of 95% of (i) the closing sale price of the common stock on the business day immediately preceding the applicable Additional VWAP Purchase Date and (ii) the VWAP for the applicable Additional VWAP Purchase Period (as defined in the Purchase Agreement).

Notwithstanding the above, in no event may the aggregate amount of ELOC Shares submitted in any single or combination of VWAP Purchase notices and/or Additional VWAP Purchase notices on a particular date require a payment from the Investor to us that exceeds $2,500,000, unless such limitation is waived by the Investor.

For purposes of the Purchase Agreement, “VWAP” shall mean the daily volume weighted average price of the common stock on Nasdaq as reported by Bloomberg through its “AQR” function.

All such determinations shall be appropriately adjusted for any sales of shares of common stock through block transactions, any reorganization, non-cash dividend, stock split, reverse stock split, stock combination, recapitalization or other similar transaction during such period.

Commitment Shares and Fees

As consideration for its irrevocable commitment to purchase our common stock under the ELOC Purchase Agreement, we have issued to the Investor the Commitment Warrant to purchase up to 67,162 shares of common stock for a purchase price of $0.001 per share. The Commitment Warrant has a term of five years and expires on January 22, 2030.

We have also agreed to pay to the Investor up to $15,000 in cash as reimbursement for the reasonable, out-of-pocket expenses incurred by the Investor, including the legal fees and disbursements of the Investor’s legal counsel, in connection with its due diligence investigation of our company and in connection with the preparation, negotiation and execution of the ELOC Purchase Agreement.

Conditions Precedent to Commencement

Our right to commence delivering Purchase Notices under the ELOC Purchase Agreement and the Investor’s obligation to accept such Purchase Notices, are subject to the initial satisfaction, at the Commencement Date, of the conditions precedent thereto set forth in the ELOC Purchase Agreement, which conditions include, among others, the following:

●	the accuracy in all material respects of our representations and warranties included in the ELOC Purchase Agreement;

●	our having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the ELOC Purchase Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by us;

●	the absence of any material misstatement or omission in the registration statement that includes this prospectus;

●	this prospectus, in final form, and all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by us with the SEC pursuant to the reporting requirements of the Exchange Act having been so filed;

●	the common stock not having been suspended by the SEC, Nasdaq or FINRA and there not having been imposed any suspension of, or restriction on, accepting additional deposits of common stock by The Depository Trust Company;

●	no condition, occurrence, state of facts or event constituting a Material Adverse Effect (as defined in the Purchase Agreement) shall have occurred and be continuing;

●	customary compliance with laws and bankruptcy-related conditions; and

●	the receipt by the Investor of a customary legal opinion, as required under the ELOC Purchase Agreement.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the ELOC Purchase Agreement, the ELOC Purchase Agreement will terminate automatically on the earliest to occur of:

●	the first day of the month next following the 36-month anniversary of the Commencement Date;

●	the date on which the Investor shall have purchased the Commitment Amount;

●	the ninetieth day after the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, in each case that is not discharged or dismissed prior to such ninetieth day; and

●	the date on which, pursuant to or within the meaning of any bankruptcy law, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors.

We have the right to terminate the ELOC Purchase Agreement at any time after Commencement Date, at no cost or penalty, upon one business day’s prior written notice to the Investor, subject to us satisfying all existing obligations related to any shares of common stock issued to the Investor prior to the date of termination. We or the Investor may also terminate the ELOC Purchase Agreement at the close of business on the one year anniversary of the signing of the ELOC Purchase Agreement or thereafter, in the event the Commencement Date shall not have occurred prior to such one year anniversary due to our failure to satisfy the conditions precedent to commencement. We and the Investor may also terminate the ELOC Purchase Agreement at any time by mutual written consent. No termination of the ELOC Purchase Agreement by us or by the Investor will affect any of our respective rights and obligations under (i) the ELOC Purchase Agreement with respect to any pending Purchase, and both we and the Investor have agreed to complete our respective obligations with respect to any such pending Purchase under the ELOC Purchase Agreement, and (ii) the Registration Rights Agreement, which shall survive any termination of the ELOC Purchase Agreement. Further, no termination of the ELOC Purchase Agreement will be deemed to release us or the Investor from any liability for intentional misrepresentation or willful breach of the ELOC Purchase Agreement, the Registration Rights Agreement or any other related transaction documents.

Dilutive Issuances and Purchase Price Adjustment

For as long as the Investor owns any of our common stock, if within three trading days immediately following a Purchase Date, we make certain issues of our securities and such securities are issued at prices (the “New Issuance Price”) less than the prices to be paid by the Investor in such Fixed Purchase, VWAP Purchase or Additional VWAP Purchase, the purchase price for such applicable Fixed Purchase, VWAP Purchase or Additional VWAP Purchase would be reduced to the New Issuance Price, subject to the terms and conditions set forth in the ELOC Purchase Agreement.

No Short-Selling or Hedging

The Investor has agreed that neither it nor any entity managed or controlled by it will engage in, or encourage or direct any other Person to engage in, directly or indirectly, any (A) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or (B) hedging transaction, which, with respect to items (A) and (B), establishes a net short position with respect to the common stock, during the term of the ELOC Purchase Agreement. The Investor has also agreed that neither it nor any entity managed or controlled by it will engage in or effect, or encourage or direct any other Person to engage in of effect, in any manner whatsoever, directly or indirectly, any “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock.

Effect of Sales of our Common Stock under the ELOC Purchase Agreement on our Stockholders

The common stock being registered for resale in this offering may be issued and sold by us to the Investor from time to time at our discretion, during the terms described above. The resale by the Investor of a significant quantity of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock, if any, to the Investor under the ELOC Purchase Agreement will be determined by us in our sole discretion, subject to the satisfaction of certain conditions in the ELOC Purchase Agreement, and will depend upon market conditions and other factors. We may ultimately decide to sell to the Investor all, some or none of the common stock that may be available for us to sell to the Investor pursuant to the ELOC Purchase Agreement. If we elect to sell common stock to the Investor pursuant to the ELOC Purchase Agreement, after the Investor has acquired such shares, the Investor may resell all, some or none of such common stock at any time or from time to time in its discretion and at different prices. As a result, investors who purchase common stock from the Investor in this offering at different times will likely pay different prices for those shares of common stock, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. See “Risk Factors - Risks Related to the Equity Line of Credit - Investors who buy shares of common stock from the Investor at different times will likely pay different prices.”

Investors may experience a decline in the value of the common stock they purchase from the Investor in this offering as a result of future sales made by us to the Investor at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares of common stock to the Investor under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of common stock or the mere existence of our arrangement with the Investor may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the purchase price per share to be paid by the Investor for the common stock that we may elect to sell to the Investor under the ELOC Purchase Agreement, if any, will fluctuate based on the market prices of our common stock at the time we make such election, as of the date of this prospectus, it is not possible for us to predict the number of shares of common stock that we will sell to the Investor under the ELOC Purchase Agreement, the actual purchase price per share to be paid by the Investor for those shares of common stock, or the actual gross proceeds to be raised by us from those sales, if any. As of January 22, 2025, there were 5,423,611 shares of common stock outstanding. If all of the 5,067,162 shares of our common stock offered for resale by the Investor under this prospectus were issued and outstanding as of January 22, 2025, such shares would represent approximately 48.3% of total number of shares of our common stock outstanding. The actual number of shares of our common stock issuable will vary depending on the then current market price of shares of our common stock sold to the Investor pursuant to the ELOC Purchase Agreement.

The number of shares of common stock ultimately offered for sale by the Investor for resale under this prospectus is dependent upon the number of shares of common stock, if any, we ultimately sell to the Investor under the ELOC Purchase Agreement. Further, if and when we elect to sell shares of common stock to the Investor pursuant to the ELOC Purchase Agreement, after the Investor has acquired such shares, the Investor may resell all, some or none of such shares of common stock at any time or from time to time in its discretion and at different prices.

The issuance of our shares of common stock to the Investor pursuant to the ELOC Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares of common stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of common stock after any such issuance.

The following table sets forth the amount of gross proceeds we may receive from the Investor from our sale of ELOC Shares that we may issue and sell to the Investor from time to time under the ELOC Purchase Agreement, assuming that all such ELOC Shares are sold at varying purchase prices designated below, and from the issuance of the Commitment Shares, assuming all such shares are issued for only nominal consideration:

Assumed Purchase Price Per Share(1)		Total Number of ELOC Shares and Commitment Shares to be Issued	Percentage of Outstanding Common Stock After Giving Effect to the Issuance of the ELOC Shares and Commitment Shares to the Investor(2)	Proceeds to us from the Sale of the ELOC Shares and the Commitment Shares to the Investor(3)
$1.00		15,067,162	73.53%	$15,000,067
$1.10	(4)(5)	13,703,526	71.64%	$15,000,067
$2.00		7,567,162	58.25%	$15,000,067
$4.00		3,817,162	41.31%	$15,000,067
$6.00		2,567,162	32.13%	$15,000,067

(1)	The purchase prices assume a discount to the market price of our shares, in accordance with the terms of the ELOC Purchase Agreement.
(2)	The denominator is based on 5,423,611 shares of our common stock outstanding as of January 22, 2025, adjusted to include (i) the issuance of the number of ELOC Shares set forth in the adjacent column that we would have issued to the Investor based on the applicable assumed purchase price per share and (ii) the issuance of the Commitment Shares, which will be issued for nominal consideration.
(3)	We will not receive any proceeds from the issuance of any Commitment Warrants and only $0.001 per share from the exercise of the Commitment Warrants for the Commitment Shares.
(4)	Represents the average VWAP of our common stock on January 21, 2025 and January 22, 2025, as reported by Nasdaq of $1.16 per share, less a 5% discount.
(5)	Represents the minimum price for which the average price paid for all shares of common stock issued under the ELOC Purchase Agreement must be in order for the sales to be considered “at market” under applicable stock exchange rules and therefore not subject to the 19.99% issuance limit.

Purchase and Sale of Series B Preferred Stock

Pursuant to the ELOC Purchase Agreement, we have agreed to sell and the Investor has agreed to purchase up to $1,000,000 of our Series B Preferred Stock, of which $500,000, or 50,000 shares, were issued in connection with the execution and delivery of the ELOC Purchase Agreement and $500,000, or 50,000 shares, will be purchased and sold within three trading days following the date the registration statement of which this prospectus forms a part is declared effective by the SEC. Each share of Series B Preferred Stock will have a purchase price of $10.00 per share and a stated value of $12.00 per share, will pay dividends at the rate of 15% per annum of the stated value (or $1.80 per share), and will be convertible by the holder at any time following the 180th day following the date of the ELOC Purchase Agreement (July 23, 2025) into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable conversion price, provided that we and the Investor have entered into a letter agreement dated January 23, 2025 under which the Investor has agreed that it will not convert shares of Series B Preferred Stock for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such conversion. The Series B Preferred Stock is also mandatorily convertible on such basis on the third anniversary of the initial date of issuance of the Series B Preferred Stock. The conversion price of the outstanding shares of Series B Preferred Stock is initially $1.10 per share. The conversion price for additional shares of Series B Preferred Stock we may issue will be, with respect to a share of Series B Preferred Stock, an amount equal to the VWAP of our common stock on the trading day immediately preceding the first date on which such share of Series B Preferred Stock is issued. The Series B Preferred Stock will be subject to redemption by us at our option at any time, but subject to any restrictions on such redemption in our credit facilities, at a redemption price equal to the stated value of the Series B Preferred Stock to be redeemed plus any accrued but unpaid dividends thereon.

USE OF PROCEEDS

Any sales of ELOC Shares by the Investor pursuant to this prospectus will be solely for the Investor’s account. We will not receive any proceeds from any such sales. However, we may receive up to $15,000,000 in aggregate gross proceeds from the Investor under the ELOC Purchase Agreement in connection with sales of our ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement after the date of this prospectus. However, the actual proceeds may be less than this amount depending on the number of ELOC Shares sold and the price at which the ELOC Shares are sold by us under the ELOC Purchase Agreement. The use of the Facility under the ELOC Purchase Agreement is subject to certain conditions, including the effectiveness of the registration statement of which this prospectus forms a part. Therefore, funds from the $15,000,000 gross purchase price will not be immediately available, if at all, to us, and there can be no assurances that the Facility will be available to us at all times during its term or that such purchase price will ever become available. See “Plan of Distribution” and “The Equity Line of Credit” elsewhere in this prospectus for more information.

We intend to use any proceeds from the Facility for the purchase of raw goods to produce more products for sale, additional digital marketing to drive more e-commerce sales, additional marketing and sales support to grow our wholesale efforts, additional marketing efforts to expand our TBN growth, the addition of key finance staff to ameliorate deficiencies identified by our auditors, the repayment of debt and other obligations, and general working capital. We will have broad discretion in the way we use these proceeds. See “Risk Factors - Risk Related to the Equity Line of Credit - We may use the net proceeds from sales of our shares made pursuant to the ELOC Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.”

The Investor will pay or assume any discounts, commissions or concessions received by it except as set forth in the ELOC Purchase Agreement. We will bear all other costs, fees and expenses incurred in effecting the registration of the ELOC Shares, the Commitment Warrants and the resulting Commitment Shares from the exercise of the Commitment Warrants covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of counsel and independent registered public accountants.

We cannot currently determine the price or prices at which the ELOC Shares may be sold by the Investor under this prospectus.

DIVIDEND POLICY

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, the requirements of current or then-existing debt instruments and other factors our board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus and the section of this prospectus entitled “Information about Heritage.” In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. Unless the context otherwise requires, for the purposes of this section, “Heritage,” “we,” “us,” “our,” or the “Company” refer to Heritage Distilling Holding Company, Inc. and its subsidiaries.

Business Overview

We are a craft distiller producing, marketing and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We believe we have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences.

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2023 of Grand View Research, the craft spirits segment had revenues of more than $21.4 billion in 2023 and is estimated to grow at a compound annual growth rate (“CAGR”) of 29.4% between 2024 and 2030. We believe we are well positioned to grow more than the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams and broadening our wholesale distribution.

Out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years. Plus, numerous other Best of Class, Double Gold and Gold medals from multiple national and international spirits competitions. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premises and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel. Based upon our revenues and our continued track record of winning industry awards in an increasingly competitive environment, we believe we are one of the leading craft spirits producers in the United States.

We sell our products through wholesale distribution, directly to consumers through our five owned and operated distilleries and tasting rooms located in Washington and Oregon and by shipping directly to consumers on-line where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

Our growth strategy is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales via shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 46 states in which approximately 96.8% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected, we can also retarget and resell to them generating more revenue.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premises and off-premises. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grows through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Key Factors Affecting Our Operating Results

Management believes that our performance and future success depend on many factors that present significant opportunities, but also pose challenges, including the following:

Pricing, Product Cost and Margins

To date, most of our revenue has been generated by retail sales of our spirits in our retail tasting rooms and through our eCommerce platform. Having completed the construction of our existing production facilities and contracted with established distributors, we now intend to focus our production capacity, record of success in developing award-winning products, and a portion of the net proceeds from the Company’s IPO on the growth of our wholesale channel. Going forward, we expect to sell our products in a variety of vertical industry markets in partnership with our distributors across states and geographic regions. Pricing may vary by region due to market-specific dynamics and various layers of taxes applied by the states at the different steps of distribution and retail sales. As a result, our financial performance will depend, in part, on the mix of our sales in different markets during a given period and our ability to scale efficiently.

We have experienced inflation in some of our raw inputs, particularly in grains, bottles, cans and barrels. Some of these price increases began to moderate beginning in the second half of 2021, such as in grain. Grain prices increased due to supply chain issues associated with the war in Ukraine and the increased input cost of fertilizers tied to high natural gas prices. Grain prices have moderated as some additional sources of supply opened up and the market price for grain has come down from its recent historic highs. Aluminum prices for cans and bottles increased in 2021 and early 2022, but began to decline in the second half of 2022, and we were able to achieve more favorable pricing based on larger order quantities in late 2022. While glass bottle prices also increased, we were able to lock in pricing for two years at favorable prices in 2021. In 2023, our suppliers indicated their price increases were moderating and their supply chains were returning to normal. During the uncertain periods in 2021 and 2022, we elected to take possession of glass bottle quantities designed to last two years at favorable prices, insulating these costs to a measurable degree moving into 2024. The cost of oak barrels necessary for the aging of spirits escalated by approximately 30% since the beginning of 2022 due to the growing demand for barrels needed to age whiskey and constraints in the raw oak market. While constraints in the freight market caused historically high shipping rates, those shipping rates were returning to their previous levels until the subsequent bankruptcy announcements by several freight companies in the U.S. Those bankruptcies, when combined with high diesel prices and a lack of licensed drivers, continued to cause uncertainty in the freight markets. More recently we have seen freight prices moderate. Likewise, employees are facing financial stress as inflation hits them at home, and their desire for more compensation creates higher cost pressures on overall operations absent finding offsetting cost efficiencies. In addition, the annual minimum wage increases for hourly retail and production staff in the states in which we operate are higher than other parts of the U.S. Unlike singular commodity spikes in the recent past due to an isolated incident, or short-term supply chain issues, the confluences of these factors created pressure across all parts of our operations, requiring us to manage each aspect carefully. Finally, we have begun to see a change in the buying habits of consumers who are looking for “experiences” rather than buying “things,” and we believe consumers are electing to buy fewer but more premium items. As a result, we must re-examine how we engage with consumers at retail and online to ensure we stay relevant.

On the positive side, there is an excess of quality aged bourbon in Kentucky in which barrels have accumulated to never before seen levels as investors piled into the idea of owning barrels of whiskey and bourbon to capitalize on their price appreciation. As a result of the buildup of inventory we are seeing price fall for wholesale barrel sales, which works in our favor as we look to expand our Salute Series line of spirits. In some cases, the price for barrels of quality aged Kentucky bourbon in bulk have fallen by more than half, reducing our input costs for our most premium products. We view this as a tremendous arbitrage opportunity that works in our favor just as we expand our offerings under the Salute Series.

Continued Investment and Innovation

Our performance is dependent on our ability to continue to develop products that resonate with consumers. It is essential that we continually identify and respond to rapidly-evolving consumer trends, develop and introduce innovative new products, enhance our existing products, and generate consumer demand for our products. Management believes that investment in beverage product innovation will contribute to long-term revenue growth, especially in the premium and ultra-premium segments.

Key Components of Results of Operations

Net Sales

Our net sales consist primarily of the sale of spirits and services domestically in the United States. Customers consist primarily of wholesale distributors and direct consumers. Substantially all revenue is recognized from products transferred at a point in time when control is transferred, and contract performance obligations are met. Service revenue represents fees for distinct value-added services that we provide to third parties, including production, bottling, marketing, consulting and other services, including for the TBN, aimed at growing and improving brands and sales. Service revenue is recognized over the period in which the service is provided.

Cost of Sales

We recognize the cost of sales in the same manner that the related revenue is recognized. Our cost of sales consists of product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management, facilities and personnel-related expenses associated with supply chain logistics.

Gross Profit and Gross Margin

Our gross profit is the difference between our revenues and cost of sales. Gross margin percentage is obtained by dividing gross profit by our revenue. Our gross profit and gross margin are, or may be, influenced by several factors, including:

●	Market conditions that may impact our pricing;

●	Our cost structure for manufacturing operations, including contract manufacturers, relative to volume, and our product support obligations;

●	Our capacity utilization and overhead cost absorption rates;

●	Our ability to maintain our costs on the components that go into the manufacture of our products; and

●	Seasonal sales offerings or product promotions in conjunction with plans created with our distributors or retail channels.

We expect our gross margins to fluctuate over time, depending on the factors described above.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, our tasting room general managers and Cask Club directors, our hourly tasting room sales associates, the executives to whom all general managers report, and the executives whose primary function is sales or marketing, and rent and associated costs for running each tasting room. The expenses include our personnel responsible for managing our e-commerce platform, wages, commissions and bonuses for our outside sales team members who market and sell our products to distributors and retail end users and the associated costs of such sales. Sales and marketing expenses also include the costs of sports and venue sponsorships, radio, television, social media, influencers, direct mail and other traditional marketing costs, costs related to trade shows and events and an allocated portion of overhead costs. We expect our sales and marketing costs will increase as we expand our headcount, open new locations in partnership with tribes, expand our wholesale distribution footprint and initiate new marketing campaigns.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, legal, insurance, information technology and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, and an allocated portion of overhead costs. We expect our general and administrative expenses will increase on an absolute dollar basis as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as increased expenses for general and director and officer insurance, investor relations, and other administrative and professional services. In addition, we expect to incur additional costs as we hire additional personnel and enhance our infrastructure to support the anticipated growth of our business. We expect that the one-time large costs associated with preparing our initial public offering will not need to be recurring expenses, allowing us to focus on baseline costs.

As of September 30, 2024, we had outstanding restricted stock units (“RSUs”) that, upon vesting, will settle into an aggregate of 11,064 shares based upon the grant date with a fair value of $157.89 and 232,025 shares based upon the grant date with a fair value of $4.00. We will recognize an aggregate of $2,674,995, of previously-unrecognized compensation expense for RSU awards upon completion of the Company’s IPO. Included above are an aggregate of 232,025 RSUs to employees, directors and consultants that the Board of Directors approved in May 2024, with a fair grant value of $4.00 per unit. These RSUs contain a double trigger and, upon grant, were deemed to have met their time-based service requirements for vesting. They will settle on the six month anniversary of the Company’s initial public offering completed in November 2024.

Interest Expense

Interest expenses include cash interest accrued on our secured debt, cash interest and non-cash interest paid or accrued on our notes payable, interest on leased equipment or assets, and costs and interest on credit cards.

Change in Fair Value of Convertible Notes and Warrant Liabilities

We elected the fair value option for the convertible notes we issued in 2022 and 2023 (the “Convertible Notes”) and the warrants that were issued in connection with the Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value reported in our consolidated statements of operations as a component of other income (expense). We believe the fair value option better reflects the underlying economics of the Convertible Notes and the related warrants given their embedded conversion or exercise features. As a result, the Convertible Notes and the related warrants were recorded at fair value upon issuance and were subsequently, and will continue to be, remeasured at each reporting date until settled or converted. Accordingly, the Convertible Notes and the related warrants are recognized initially and subsequently (through and including their exchange for common stock, or in the case of the warrants, the fixing of their exercise price) at fair value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes on our consolidated balance sheets. The changes in the fair value of the Convertible Notes and related warrants are recorded as “changes in fair value” as a component of other income (expenses) in our consolidated statements of operations. The changes in fair value related to the accrued interest components of the Convertible Notes are also included within the single line of change in fair value of convertible notes on our consolidated statements of operations.

Changes in Fair Value of Investment in Flavored Bourbon, LLC

As of September 30, 2024 and December 31, 2023, we had a 12.2% and 15.1% ownership interest in Flavored Bourbon, LLC, respectively, and did not record any impairment charges related to our investment in Flavored Bourbon, LLC for the year ended December 31, 2023. In January 2024, Flavored Bourbon LLC conducted a capital call, looking to raise $12 million from current and new investors at the same valuation as its last raise. We chose not to participate in the raise, but still retained our rights to full recovery of our capital account of $25.3 million, with the Company being guaranteed a pay out of this $25.3 million, which we must be paid in the event the brand is sold to a third party, or we can block such sale. As of September 30, 2024, a total of $9,791,360 of the $12 million had been raised, with the remainder targeted to be raised by the end of 2024. We retain a 12.2% ownership interest in this entity plus a 2.5% override in the waterfall of distributions. As a result of the January 2024 capital call, in accordance with adjusting for observable price changes for similar investments of the same issuer pursuant to ASC 321 as noted above, we performed a qualitative assessment of our Investment in Flavored Bourbon, LLC. On the basis of our analysis we determined that the fair value of our Investment in Flavored Bourbon, LLC, should be adjusted to $14,285,000, with the resulting increase in fair value of $3,421,000 recorded as gain on increase in value of Flavored Bourbon, LLC on our condensed consolidated statement of operations for the nine months ended September 30, 2024.

Changes in Fair Value of Convertible Notes

As of September 30, 2024, the fair value of the Convertible Notes that were issued in 2022 and 2023 and were exchanged in October and November 2023 for a fixed number of shares of common stock and prepaid warrants, was revalued to $18,482,353, which reflected the impact of the then-anticipated pricing of our initial public offering of $5.00 per share in the valuation calculation methodology, resulting in a $17,801,538 decrease in the fair value of such notes. Upon the effectiveness of our initial public offering in November 2024, the reported September 30, 2024 fair value of the Convertible Notes was reclassified from a liability to equity in the aggregate amount of $18,482,353 (representing $15,278,168 of paid in capital from the 3,312,148 shares of common stock and 507,394 prepaid warrants for which the Convertible Notes were exchanged multiplied by the price per share of our common stock in our initial public offering of $4.00 per share, with the remaining $3,204,185 to be recorded as a gain for the decrease of the fair value of those Convertible Notes for the period ending December 31, 2024.

As of September 30, 2024, the fair value of the convertible notes issued in 2024 and related warrant liabilities, which notes and warrants were exchanged for 2,399,090 shares of common stock and 546,927 prepaid warrants in April 2024, was $14,283,752 and $18,658, respectively, which reflected the impact of the then-anticipated pricing in our initial public offering of $5.00 per share in the valuation calculation methodology. Upon the consummation of our initial public offering in November 2024, the September 30, 2024 fair value of such convertible promissory notes and related warrant liabilities in the aggregate amount of $14,302,410 were reclassified from a liability to equity in the aggregate amount of $14,302,410 (representing $11,784,068 of paid in capital from the 2,399,090 shares of common stock and 546,927 prepaid warrants for which the Convertible Notes were exchanged multiplied by the $4.00 price per share of our common stock in our initial public offering, with the remaining $2,518,342 to be recorded as a gain for the decrease of the fair value of those convertible notes and related warrant liabilities for the period ending December 31, 2024.

As the exchange of the Convertible Notes to common stock was conditioned upon the closing of an initial public offering of our common stock prior to a specified date, the aggregate fair value of the Convertible Notes was reflected as a liability on our consolidated balance sheet until the closing of our initial public offering in November 2024, at which time the Convertible Notes were reclassified from convertible notes payable to equity as the remaining contingency to the exchange of the Convertible Notes to common stock had been satisfied. With the satisfaction of that remaining contingency, the exchange of the convertible notes payable for common stock qualified for equity classification. See also Notes 5 and 16 to our unaudited interim condensed consolidated financial statements for the nine month periods ended September 30, 2024 and 2023 included elsewhere in this prospectus.

Changes in Fair Value of Warrant Liabilities

We issued certain warrants for the purchase of shares of our common stock in connection with certain Convertible Notes and classified such warrants as liabilities on our consolidated balance sheet pursuant to ASC Topic 480 because, when issued, the warrants were to settle by issuing a variable number of shares of our common stock based on the then-unknown price per share of our common stock in the Company’s IPO. The warrant liabilities were initially recorded at fair value on the issuance date of each warrant and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. As originally drafted, changes in the fair value of the warrant liabilities are recognized until the warrants are exercised, expire or qualify for equity classification.

In April 2024, certain of such warrants and the related Convertible Notes were exchanged (contingent upon the consummation of the initial public offering we completed in November 2024, which contingency is now lifted) for common stock. The remaining warrants, which remained outstanding subsequent to the closing of our initial public offering, were amended to fix the exercise price at $6.00 per share effective upon the closing of our initial public offering, thereby removing the floating price optionality. See also Notes 5 and 16 to our unaudited interim condensed consolidated financial statements for the nine month periods ended September 30, 2024 and 2023 included elsewhere in this prospectus.

Income Taxes

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law.

Comparison of the Results of Operations for the Nine Months Ended September 30, 2024 and 2023

The following table summarizes our results of operations for the nine months ended September 30, 2024 and 2023.

	For the Nine Months Ended September 30,
	2024	2023	Change
Net Sales
Products	$4,051,087	$3,372,935	$678,152
Services	1,258,820	2,152,449	(893,629)
Total Net Sales	5,309,907	5,525,384	(215,477)

Cost of Sales
Products	3,428,979	3,459,750	(30,771)
Services	94,852	675,046	(580,194)
Total Cost of Sales	3,523,831	4,134,796	(610,965)
Gross Profit	1,786,076	1,390,588	395,488

Operating Expenses
Sales and Marketing	3,758,713	4,563,346	(804,633)
General and Administrative	4,632,016	6,003,594	(1,371,578)
Total Operating Expenses	8,390,729	10,566,940	(2,176,211)
Operating Loss	(6,604,653)	(9,176,352)	2,571,699

Other Income/(Expense)
Interest Expense	(1,897,299)	(1,892,563)	(4,736)
Gain on investments	3,421,222	—	3,421,222
Change in Fair Value of Convertible Notes	8,324,198	(20,230,983)	11,906,785
Change in Fair Value of Warrant Liabilities	1,734,308	(345,709)	2,080,017
Changes in Fair Value of Acquisition Contingency	457,127	—	457,127
Other Income	656	3,865	(3,209)
Total Other Income/(Expense)	12,040,212	(22,465,390)	34,505,602
Income/(Loss) Before Income Taxes	5,435,559	(31,641,742)	37,077,301
Income Taxes	(9,150)	—	(9,150)
Net Income/(Loss)	$5,426,409	$(31,641,742)	$37,068,151
Net Income/(Loss) Per Share, Basic	$12.37	$(82.94)	$95.31
Weighted Average Common Shares Outstanding, Basic	428,558	381,518	47,040

Net Income/(Loss) Per Share, Diluted	$(3.12)	$(82.94)	$79.82

Weighted Average Common Shares Outstanding, Diluted	4,579,822	381,518	4,198,304

Net Sales

Net sales were approximately $5,310,000 and $5,525,000 for the nine months ended September 30, 2024 and 2023, respectively, a decrease of approximately $215,000, or 3.9%, period over period, the bulk of which decrease was in the quarter period ending September 30. 2024 as we managed through several out of stock issues on key products. The decrease in net sales resulted primarily from:

●	an increase in product sales of approximately $678,000, or 20.1%, to approximately $4,051,000 for the nine months ended September 30, 2024, compared to approximately $3,373,000 for the nine months ended September 30, 2023, due mainly to the launch of the Salute Series product line in November 2023. This increase would have been greater except for the closure of our Ballard, Washington retail location in late March 2023, which generated a full quarter of retail tasting room revenue in 2023, while the nine months ended September 30, 2024, included none of that revenue.

●	a decrease of approximately $894,000, or 41.5%, in services sales, to approximately $1,259,000 for the nine months ended September 30, 2024 compared to approximately $2,152,000 for the nine months ended September 30, 2023 resulting primarily from the termination of a third-party bottling contract in January 2024, which we strategically terminated so that we could focus on higher margin activities.

We note that total sales for the nine months ended September 30, 2024 would have been higher than total sales in the nine months ended September 30, 2023 had we not closed our Ballard, Washington tasting room in March of 2023 in connection with our decision not to renew the lease for that facility and if we have chosen to keep the low margin third party production contract in place rather than terminate it in January 2024. We believe this demonstrates that 2023 and 2024 were periods of stabilization in anticipation of new product launches and new markets to begin our growth after the conclusion of our initial public offering.

The approximately $678,000 net increase in products sales, period over period, included:

	Nine Months Ended September 30, (rounded to $000’s)
Products Sales	2024	2023	Change
Wholesale	$1,299,000	$1,306,000	$(7,000)
Retail	2,526,000	1,839,000	687,000
Third Party	226,000	228,000	(2,000)
	$4,051,000	$3,373,000	$678,000

●	The approximately $687,000 increase in retail products sales was primarily a result of the launch of our Salute Series line in November 2023. This increase would have been greater except for the closure of our Ballard, Washington retail location in late March 2023, which generated almost a full quarter of retail tasting room revenue in 2023, while the nine months ended September 30, 2024, included none of that revenue.

●	The approximately $2,000 decrease in third-party products sales was primarily a result of reducing the production of low margin bulk spirits under contract for third parties.

The approximately $894,000 decrease in net sales of services period over period included:

	Nine Months Ended September 30, (rounded to $000’s)
Services Sales	2024	2023	Change
Third Party Production	$124,000	$814,000	$(690,000)
Retail Services	1,044,000	991,000	53,000
Consulting and Other	91,000	348,000	(257,000)
	$1,259,000	$2,153,000	$(894,000)

●	The approximately $690,000 decrease in third-party production resulted from the ending of a low margin third-party bottling contract as of January 31, 2024. The bulk of our revenue in this category included production services revenue related to a contract we had to produce a gin for a large international spirit brand owner; contract bottling services; and third-party barrel storage revenues. We expect our barrel storage revenue to continue to increase as more third-party barrels are put into our warehouse. We terminated our gin production contract in early January 2024 as we shifted our focus toward applying our resources in higher-margin activities under our own core brands and programs and reducing risks associated with hourly labor in certain markets.

●	The approximately $53,000 increase in retail services sales included Cask Club sales increasing by approximately $27,000 and Cocktail orders in the tasting rooms increasing by approximately $49,000, offset by sales of Tastings decreasing by approximately $18,000.

Cost of Sales

Cost of sales were approximately $3,524,000 and $4,135,000 for the nine months ended September 30, 2024 and 2023, respectively, a decrease of approximately $611,000, or 14.8%, period over period. The reduction in cost of sales resulted primarily from an approximately $580,000 decrease in services cost of sales, to approximately $95,000 for the nine months ended September 30, 2024 compared approximately $675,000 for the nine months ended September 30, 2023.

	Nine Months Ended September 30, (rounded to $000’s)
Total Cost of Sales	2024	2023	Change
Products	$3,429,000	$3,460,000	$(31,000)
Services	95,000	675,000	(580,000)
	$3,524,000	$4,135,000	$(611,000)

The approximately $31,000 decrease in net products cost of sales period over period included: a decrease in product cost of approximately $135,000 to approximately $1,775,000 for the nine months ended September 30, 2024, from approximately $1,910,000 for the nine months ended September 30, 2023 and an increase in unabsorbed overhead of approximately $104,000 to approximately $1,654,000 as of September 30, 2024 from approximately $1,550,000 as of September 30, 2023. We began analyzing unabsorbed overhead as a separate component of cost of sales in 2022.

	Nine Months Ended September 30, (rounded to $000’s)
Components of Products Cost of Sales	2024	2023	Change
Product Cost (from inventory)	$1,775,000	$1,910,000	$(135,000)
Overhead – Unabsorbed	1,654,000	1,550,000	104,000
	$3,429,000	$3,460,000	$(31,000)

	Nine Months Ended September 30,
Components of Products Cost of Sales	2024	2023	Change
Product Cost (from inventory)	51.8%	55.2%	(3.5)%
Overhead – Unabsorbed	48.2%	44.8%	3.5%
	100.0%	100.0%	0.0%

The approximately $30,000 decrease in net products cost of sales period over period is further detailed as follows:

	Nine Months Ended September 30, (rounded to $000’s)
Cost of Sales Products Sales	2024	2023	Change
Spirits – Wholesale	$928,000	$1,003,000	$(75,000)
Spirits – Retail	549,000	444,000	105,000
Spirits – Third Party	134,000	182,000	(48,000)
Hand Sanitizer – Wholesale	—	46,000	(46,000)
Merchandise and Prepared Food	164,000	235,000	(71,000)
Unabsorbed Overhead	1,654,000	1,550,000	104,000
	$3,429,000	$3,460,000	$31,000

●	The larger realized increase in third-party production costs indicates low margins on those efforts, which is the principal reason why management is moving us away from those efforts starting in 2024 as we execute on our plan to open more TBN locations and look to realize significant gains in both topline revenue and high-margin DtC sales of our Salute Series line and expanded wholesale distribution of our core products in key states. Management is also working with our wholesale sales team to move us out of the low-margin well vodka business in favor of higher-margin premium whiskey products.

●	The approximately $46,000 in one-time aggregate hand sanitizer cost of sales for the nine months ended September 30, 2023 was due to a vendor invoice from 2020 that we did not receive until early 2023 when the vendor audited its billings for prior years. There was no similar expense in the nine months ended September 30, 2024 and we do not anticipate any future expenses associated with hand sanitizer moving forward.

●	Our unabsorbed overhead, which is a measure of our capacity relative to our current utilization, increased by approximately $104,000 to approximately $1,654,000 for the nine months ended September 30, 2024 compared to approximately $1,550,000 for the nine months ended September 30, 2023, indicating an increase in our underutilization of current production capacity. This was driven by out of stock issues, meaning our equipment was not being used as much this year versus the same period of the previous year as we worked through those stocking items as we progressed towards our initial public offering. We expect that our unabsorbed overhead will decrease over time as our production volumes increase with increased sales, as our overhead expenses will be more fully allocated to increased levels of production.

Gross Profit

Gross profit was approximately $1,786,000 and $1,390,000 for the nine months ended September 30, 2024 and 2023, respectively, an increase of approximately $396,000, or 28%, period over period, and included:

	Nine Months Ended September 30, (rounded to $000’s)
Total Gross Profit	2024	2023	Change
Products	$622,000	$(87,000)	$709,000
Services	1,164,000	1,477,000	(313,000)
	$1,786,000	$1,390,000	$396,000

	Nine Months Ended September 30,
Total Gross Margin	2024	2023	Change
Gross Margin - Products	15.4%	(2.6)%	17.9%
Gross Margin - Services	92.5%	68.6%	23.8%
Gross Margin - Total	33.6%	25.2%	8.5%

	Nine Months Ended September 30, (rounded to $000’s)
Total Sales	2024	2023	Change
Products	$4,051,000	$3,373,000	$678,000
Services	1,259,000	2,152,000	(893,000)
	$5,310,000	$5,525,000	$(215,000)

●	Gross margin was approximately 33.6% and 25.2% for the nine months ended September 30, 2024 and 2023, respectively, based upon total net sales of approximately $5,310,000 and $5,525,000, respectively. As we add more Salute Series sales via online channels, we expect to see our overall gross margin increase. Likewise, as we add more states into our wholesale distribution channel focused solely on high-margin items, rather than any low-margin well vodka in those states, we expect to see additional margin increases. Also, as we add more cases of production through our system, we expect the unabsorbed overhead costs will be reduced as each additive case of new sales volume begins to carry incremental overhead costs as part of the normal manufacturing cost accounting, which should increase our overall margins. Finally, our third-party production contracts were very low margin for us, which is why management made the decision to end those contracts at the end of January 2024. Moving forward, management will focus on higher-margin activities, which we expect will increase our overall margins.

Sales and Marketing Expenses

Sales and marketing expenses were approximately $3,760,000 for the nine months ended September 30, 2024 compared to approximately $4,563,000 for the nine months ended September 30, 2023. This approximately $803,000 decrease included:

	Nine Months Ended September 30, (rounded to $000’s)
Sales and Marketing Expense	2024	2023	Change
Personnel	$2,074,000	$2,521,000	$(447,000)
Tasting Room	109,000	94,000	15,000
Leases and Rentals	542,000	550,000	(8,000)
Sales and Marketing Expenses	356,000	810,000	(454,000)
Other	679,000	588,000	91,000
	$3,760,000	$4,563,000	$(803,000)

●	The approximately $447,000 decrease in personnel expense was primarily a result of a decrease of five full-time marketing and retail administration staff in May 2023.

●	The approximately $8,000 decrease in leases and rentals expenses was primarily due to the closure of our Ballard, Washington retail location in March 2023.

●	The approximately $454,000 decrease in sales and marketing expenses included: an increase in digital advertising production expense, which was offset by decreases in sponsorships and print advertising as we shifted to a new third-party e-commerce platform; two large sports sponsorships that were put under contract before COVID-19 shutdowns went into effect, which contracts were reinstated in 2022 and 2023, could not be cancelled and are not being renewed for 2024 or beyond.

●	The approximately $91,000 increase in other sales and marketing expenses included increases in: professional fees for contracted Chief Revenue Officer services and e-commerce distribution services and travel; software for an improved point-of-sale software upgrade; location utilities and insurance; and a net increase in other sales and marketing expenses.

General and Administrative Expenses

General and administrative expenses were approximately $4,632,000 for the nine months ended September 30, 2024, compared to approximately $6,003,000 for the nine months ended September 30, 2023. This approximately $1,371,000 decrease included:

	Nine Months Ended September 30, (rounded to $000’s)
General and Administrative Expense	2024	2023	Change
Personnel	$1,611,000	$1,489,000	$122,000
Recruiting and retention	18,000	159,000	(141,000)
Professional Fees	1,028,000	1,996,000	(968,000)
Leases and Rentals	447,000	484,000	(37,000)
Depreciation	785,000	904,000	(119,000)
Other	743,000	971,000	(228,000)
	$4,632,000	$6,003,000	$(1,371,000)

●	The approximately $122,000 increase in personnel expense was primarily a result of increasing staff 1 executive officer in March 2024 and rate increases to executive officers.

●	The approximately $141,000 decrease in recruiting and retention expenses included recruiting expenses related to hiring a Senior VP of Sales in the first quarter of 2023 and expense related to hiring a Chief Financial Officer in the second quarter of 2023.

●	The approximately $37,000 decrease in leases and rentals was primarily the result of our Capitol Hill lease terminating May 2023. This decrease was offset by; our Ballard tasting room closing, resulting in our move of lease cost from the retail and marketing category to G&A expenses beginning in April 2023 and then this lease terminating April 2024, also a portion of our warehouse location was moved from retail and marketing category to G&A expenses beginning May 2023.

●	The approximately $119,000 decrease in depreciation expense was primarily the result of accelerating depreciation in 2023 to write off the remaining assets of our Ballard tasting room, which was closed in March 2023.

●	The approximately $228,000 decrease in other general and administrative expenses included accumulative smaller changes in utilities, travel, insurance and other expenses.

●	The approximately $968,000 decrease in professional fees expense included:

	Nine Months Ended September 30, (rounded to $000’s)
Professional Fees	2024	2023	Change
Accounting and Valuation Services	$381,000	$1,236,000	$(855,000)
Legal	193,000	583,000	(390,000)
Other	454,000	177,000	277,000
Total	$1,028,000	$1,996,000	$(968,000)

●	A majority of our professional fees expense in the nine months ended September 30, 2024 and 2023 were incurred as a result of general preparedness of our financial reporting and capital structure for an SEC filing event, including for the Company’s IPO, and previously, for the proposed SPAC transaction discussed below (which was terminated in May 2023). Accordingly, within that context, most of our professional fees expense and changes in expense levels between the respective year-over-year periods were as follows:

●	The approximately $855,000 decrease in accounting and valuation services expenses to approximately $381,000 for the nine months ended September 30, 2024 compared to approximately $1,236,000 for the nine months ended September 30, 2023, included: a decrease of approximately $645,000 in professional fees for financial statement preparation and review expenses; an additional approximately $104,000 decrease related to the SPAC transaction; approximately $40,000 for contract chief financial officer services that ended in April 2023 and a decrease in general accounting and financial services of approximately $66,000.

●	The approximately $390,000 decrease in legal fees was primarily the result of legal work in the nine months ended September 30, 2024 related to our IPO (that were not otherwise deferred and subsequently capitalized) and general corporate purposes; compared to legal work in the nine months ended September 30, 2023 related to the merger agreement for the proposed SPAC transaction, work associated with the preparation of related filings with the SEC, and general corporate purposes.

●	The approximately $277,000 increase in other professional fees was primarily the result of the $180,000 media expense catch up in June 30, 2024 that was previously in deferred.

Beginning in 2022, we began exploring funding options, including preparations for the possible merger into a special purpose acquisition company (SPAC). While the costs directly associated with this activity were capitalized and deferred to the balance sheet to be recognized as a cost of the transaction upon a successful completion or other disposition, we also incurred certain other expenses related to preparing for the transaction that did not directly qualify for capitalization and deferral, such as the preparation of audited consolidated financial statements, and certain expenses for valuation and other financial services. In May 2023, we abandoned work on the proposed SPAC transaction, and as of December 31, 2023, we expensed the approximately $424,000 of related costs that had previously been capitalized and deferred to the balance sheet.

Interest Expense

Interest expense increased by approximately $4,000 to approximately $1,897,000 for the nine months ended September 30, 2024, compared to approximately $1,893,000 for the nine months ended September 30, 2023. The increase was partly due to a loan agent fee for Silverwood of $25,000 for the nine months ended September 30, 2024, while no such fee was recorded for the nine months ended September 30, 2023. For the nine months ended September 30, 2024, interest expense of 1% (or $17,000) was accrued on the PPP loan, while no such accrual was recorded for the nine months ended September 30, 2023. For the nine months ended September 30, 2024, interest and fees totaling $70,000 were accrued on Factoring Agreements and subsequently converted to Preferred Stock in July and September 2024, which were classified as an interest expense.

Income Taxes

The provision for income taxes for the nine months ended September 30, 2024 and 2023 was immaterial, primarily as we were in a net loss position for those periods.

Comparison of the Results of Operations for the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022.

	For the Years Ended December 31,
	2023	2022	Change
Net Sales
Products	$5,136,482	$5,228,682	$(92,200)
Services	2,834,742	3,080,884	(246,142)
Total Net Sales	7,971,224	8,309,566	(338,342)

Cost of Sales
Products	4,963,176	5,245,106	281,930
Services	857,007	852,034	(4,973)
Total Cost of Sales	5,820,183	6,097,140	276,957
Gross Profit	2,151,041	2,212,426	(61,385)

Operating Expenses
Sales and Marketing	5,938,315	6,441,449	503,134
General and Administrative	7,477,285	7,598,319	121,034
Total Operating Expenses	13,415,600	14,039,768	624,168
Operating Loss	(11,264,559)	(11,827,342)	562,783

Other Income/(Expense)
Interest Expense	(2,526,740)	(2,611,371)	84,632
Change in Fair Value of Convertible Notes	(22,764,854)	2,117,636	(24,882,490)
Change in Fair Value of Warrant Liabilities	(240,159)	148,364	(388,523)
Other Income	4,892	(87,402)	92,294
Total Other Expense	(25,526,860)	(432,773)	(25,094,087)
Loss Before Income Taxes	(36,791,419)	(12,260,115)	(24,531,304)
Income Taxes	(7,000)	(8,101)	1,101
Net Loss	$(36,798,419)	$(12,268,216)	$(24,530,203)
Net Loss Per Share, Basic and Diluted	$(96.45)	$(32.18)	$(64.27)
Weighted Average Common Shares Outstanding, Basic and Diluted	381,543	381,266	277

Net Sales

Net sales were approximately $7,971,000 and $8,310,000 for the years ended December 31, 2023 and 2022, respectively, a decrease of approximately $339,000 or 4.1%, period over period. The decrease in net sales resulted primarily from an approximately $246,000, or 8.0%, decrease in services sales, to approximately $2,835,000 for the year ended December 31, 2023, compared to approximately $3,081,000 for the year ended December 31, 2022, and also included a decrease in product sales of approximately $93,000, or 1.8%, to approximately $5,136,000 for the year ended December 31, 2023, compared to approximately $5,229,000 for the year ended December 31, 2022. This decrease was partly due to the closure of one of our six tasting room locations (in Ballard, WA) in mid-March 2023 in connection with our decision not to renew the lease for such tasting room.

We note that total sales for 2023 would have been higher than sales in 2022 had we not closed the Ballard tasting room in connection with our decision not to renew the lease demonstrating that 2023 was a year of stabilization in anticipation of new product launches and new wholesale markets opening in 2024 to begin our growth.

The approximately $93,000 net decrease in products sales, period over period, included:

	Years Ended December 31, (rounded to $000’s)
Products Sales	2023	2022	Change
Wholesale	$1,658,000	$1,643,000	$15,000
Retail	3,182,000	3,473,000	(291,000)
Third Party	295,000	112,000	183,000
	$5,135,000	$5,228,000	$(93,000)

●	The approximately $291,000 decrease in retail products sales was primarily a result of the impact of increased revenues in 2022 resulting from a “blow out” sale of the remaining inventories of our popular flavored bourbon product that utilized the original recipe in old packaging.

In addition, in 2022, we had access to outdoor retail zones where we could serve customers food and drinks. Those spaces were open in 2022 under emergency COVID-19 guidelines that ended in December 2022. The termination of the emergency guidelines reduced our seating capacity by about 40% in 2023 as we no longer had access to this expanded outdoor seating and the increased table space, which adversely affected our sales opportunities that came with that expanded space. Finally, as discussed above, we closed one of our six retail tasting rooms in mid-March 2023. Some associated refunds to customers associated with Cask Club membership fees in that closed location meant for a brief period in the second quarter of 2023 we had negative sales for that closed location because of refunds being issued with no additional revenue associated with the closed location.

The approximately $183,000 increase in third party products sales was primarily a result of producing bulk spirits under contract for third parties and royalties from spirits sales under the new TBN model.

The approximately $246,000 decrease in net sales of services period over period included:

	Years Ended December 31, (rounded to $000’s)
Services Sales	2023	2022	Change
Third Party Production	$1,094,000	$1,172,000	$(78,000)
Retail Services	1,387,000	1,642,000	(255,000)
Consulting and Other	354,000	267,000	87,000
	$2,835,000	$3,081,000	$(246,000)

●	The approximately $78,000 decrease in third-party production resulted from the ending of a modest third-party bottling contract. The bulk of our revenue in this category included increased production services revenue related to a contract we have to produce a world-class gin for a large international spirit brand owner; increased contract bottling services; and increased third-party barrel storage revenues. We expect our barrel storage revenue to continue to increase as more third-party barrels are put into our warehouse. Our gin production contract ended in early 2024 as we shifted our focus toward putting our resources into higher margin activities under our own core brands and programs and reducing risks associated with hourly labor in certain markets.

●	The approximately $255,000 decrease in retail services sales was primarily due to decreases in Cask Club and My Batch sales; tastings sales; and other retail services revenue, primarily associated with the closure of our Ballard, WA tasting room in mid-March 2023, with offsetting increases in retail cocktail sales;

●	The approximately $87,000 increase in consulting and other revenues included increases in consulting revenues from TBN-related services as we have signed more tribes to join the TBN program, in which case the upfront consulting fees prior to opening will offset our costs associated with getting such locations up and running; and increases in royalties primarily from the TBN product sales.

Cost of Sales

Cost of sales were approximately $5,820,000 and $6,097,000 for the years ended December 31, 2023 and 2022, respectively, a decrease of approximately $277,000, or 4.5%, period over period. The reduction in cost of sales resulted primarily from an approximately $282,000 decrease in products cost of sales, to approximately $4,963,000 for the year ended December 31, 2023, compared approximately $5,245,000 for the year ended December 31, 2022.

	Years Ended December 31, (rounded to $000’s)
Total Cost of Sales	2023	2022	Change
Products	$4,963,000	$5,245,000	$(282,000)
Services	857,000	852,000	5,000
	$5,820,000	$6,097,000	$(277,000)

The approximately $282,000 decrease in net products cost of sales period over period included: an increase in product cost of approximately $191,000 to approximately $2,751,000 for the year ended 2023, from approximately $2,560,000 for the year ended 2022 and a decrease in unabsorbed overhead of approximately $473,000 to approximately $2,212,000 as of December 31, 2023 from approximately $2,685,000 as of December 31, 2022. We began analyzing unabsorbed overhead as a separate component of cost of sales in 2022.

	Years Ended December 31, (rounded to $000’s)
Components of Products Cost of Sales	2023	2022	Change
Product Cost (from inventory)	$2,751,000	$2,560,000	$191,000
Overhead – Unabsorbed	2,212,000	2,685,000	(473,000)
	$4,963,000	$5,245,000	$(282,000)

	Years Ended December 31,
Components of Products Cost of Sales	2023	2022	Change
Product Cost (from inventory)	55.4%	48.8%	6.6%
Overhead – Unabsorbed	44.6%	51.2%	(6.6)%
	100.0%	100.0%	0.0%

The approximately $282,000 decrease in net products sales cost of sales period over period is further detailed as follows:

	Years Ended December 31, (rounded to $000’s)
Cost of Sales Products Sales	2023	2022	Change
Spirits – Wholesale	$1,388,000	$1,398,000	$(10,000)
Spirits – Retail	769,000	764,000	5,000
Spirits – Third Party	230,000	37,000	193,000
Hand Sanitizer – Wholesale	35,000	—	35,000
Hand Sanitizer – Retail	11,000	—	11,000
Merchandise and Prepared Food	318,000	361,000	(43,000)
Unabsorbed Overhead	2,212,000	2,685,000	(473,000)
	$4,963,000	$5,245,000	$(282,000)

●	The larger realized increase in third-party production costs indicates low margins on those efforts, which is the principal reason why management is moving us away from those efforts starting in 2024 as we execute on our plan to open more TBN locations and look to realize significant gains in both topline revenue and high-margin DtC sales for our Salute Series whiskey and expanded wholesale distribution of our core products in key states. Management is also working with our wholesale sales team to move us out of the low margin well vodka business in favor of high margin premium whiskey products.

●	The approximately $46,000 in one-time aggregate hand sanitizer cost of sales for the year ended December 31, 2023 was due to a vendor bill from 2020 that we did not receive until early 2023 when the vendor audited its billings for prior years. There was no similar expense in the year ended December 31, 2022 and we do not anticipate any future expenses associated with hand sanitizer moving forward.

●	The approximately $2,212,000 of unabsorbed overhead for the year ended December 31, 2023, which decreased by approximately $473,000 compared to approximately $2,685,000 for the year ended December 31, 2022, is a measure of our capacity more than current utilization, indicating underutilization of current production capacity. We expect that as our production volumes increase with increased sales, our unabsorbed overhead will decrease over time as overhead expenses will be more fully allocated to increased levels of production.

Gross Profit

Gross profit was approximately $2,151,000 and $2,212,000 for the years ended December 31, 2023, and 2022, respectively, a decrease of approximately $61,000, or 2.8%, period over period, and included:

	Years Ended December 31, (rounded to $000’s)
Total Gross Profit	2023	2022	Change
Products	$173,000	$(17,000)	$190,000
Services	1,978,000	2,229,000	(251,000)
	$2,151,000	$2,212,000	$(61,000)

	Years Ended December 31,
Total Gross Margin	2023	2022	Change
Products	3.4%	(0.3)%	3.7%
Services	69.8%	72.3%	(2.6)%
	27.0%	26.6%	0.4%

	Years Ended December 31, (rounded to $000’s)
Total Sales	2023	2022	Change
Products	$5,136,000	$5,229,000	$(93,000)
Services	2,835,000	3,081,000	(246,000)
	$7,971,000	$8,310,000	$(339,000)

●	Gross margin was approximately 27.0% and 26.6% for the years ended December 31, 2023, and 2022, respectively, based upon total net sales of approximately $7,971,000 and $8,310,000, respectively. As we add more Salute Series sales via online channels, we expect to see our overall gross margin increase. Likewise, as we add more states into our wholesale distribution channel focused solely on higher margin items, and not including any low margin well vodka in those states, we expect to see additional margin increases. Also, as we add more cases of production through our system, we expect the unabsorbed overhead costs will be reduced as each additive case of new sales volume begins to carry incremental overhead costs as part of the normal manufacturing cost accounting. Finally, the third-party production contracts are very low margin for us, which is why management made the decisions to end those contracts at the end of January 2024. Moving forward, higher margin activities are management’s focus, and we expect overall margins to increase.

Sales and Marketing Expenses

Sales and marketing expenses were approximately $5,938,000 for the year ended December 31, 2023 compared to approximately $6,441,000 for the year ended December 31, 2022. This approximately $503,000 decrease included:

	Years Ended December 31, (rounded to $000’s)
Sales and Marketing Expense	2023	2022	Change
Personnel	$3,259,000	$3,606,000	$(347,000)
Tasting Room	119,000	166,000	(47,000)
Leases and Rentals	712,000	829,000	(117,000)
Sales and Marketing Expenses	1,006,000	1,280,000	(274,000)
Other	842,000	560,000	282,000
	$5,938,000	$6,441,000	$(503,000)

●	The approximately $347,000 decrease in personnel expense was primarily a result of our addition of four new full-time salespeople to sell into the wholesale market at the end of 2022, offset with a decrease of five full-time marketing and retail administration staff in May 2023 with a net decrease reflecting in the full year of 2023.

●	The approximately $47,000 decrease in tasting room expenses was primarily a result of decreased tasting room supplies and facility maintenance expenses.

●	The approximately $117,000 decrease in rentals and leases expenses was primarily due to the closure of our Ballard retail location in March 2023.

●	The approximately $274,000 decrease in sales and marketing expenses included: an increase in radio and television production expense, which was offset by decreases in sponsorships and print and web advertising as we shifted to a new third-party e-commerce platform. Two large sports sponsorships that were put under contract before COVID-19 shutdowns went into effect were reinstated in 2022 and 2023. In 2023, those contracts alone exceeded $1 million and could not be canceled. Those contracts are not being renewed for 2024 or beyond.

●	The approximately $282,000 increase in other sales and marketing expenses included increases in: professional fees for contracted Chief Revenue Officer services and e-commerce distribution services and travel; software for an improved point-of-sale software upgrade; location utilities and insurance; and a net increase in other sales and marketing expenses.

General and Administrative Expenses

General and administrative expenses were approximately $7,477,000 for the year ended December 31, 2023, compared to approximately $7,598,000 for the year ended December 31, 2022. This approximately $121,000 decrease included:

	Years Ended December 31, (rounded to $000’s)
General and Administrative Expense	2023	2022	Change
Personnel	$1,961,000	$2,010,000	$(49,000)
Recruiting and retention	163,000	55,000	108,000
Professional Fees	2,220,000	1,677,000	543,000
Leases and Rentals	658,000	1,253,000	(595,000)
Depreciation	1,160,000	1,246,000	(86,000)
Other	1,315,000	1,357,000	(42,000)
	$7,477,000	$7,598,000	$(121,000)

●	The approximately $49,000 decrease in personnel expense was primarily a result of hiring employees in the finance department to prepare us for the initial public offering we completed in November 2024, the hiring of a new Senior VP of Sales and a new Acting CFO in the second quarter of 2023. This increase is net of other general and administrative expense reductions that took place during the period because of a strategic reduction in headcount in other parts of our business.

●	The approximately $108,000 increase in recruiting and retention expenses included recruiting expenses related to hiring a Senior VP of Sales in the first quarter of 2023 and hiring an Acting CFO in the second quarter of 2023.

●	The approximately $595,000 decrease in leases and rentals was primarily a result of: a portion of leases and rentals expense now being applied to Production (Cost of Sales) as increased production capacity in our Tumwater production distillery and the establishment of our Distribution Warehouse; the recording of an impairment related to closing down our Capitol Hill tasting room, closing down our Ballard tasting room and moving that lease cost from the retail and marketing category and placing it here; recording of an adjustment due to ASC 842 adoption in 2022; and other items, including an offsetting increase for tasting room closures. We recently subleased a small portion of our warehouse in Gig Harbor beginning on January 1, 2024 to be used as storage by a third party, which we anticipate will reduce our annual net lease burden by $144,000 per year. This anticipated reduction is not reflected in the current year or prior period results.

●	The approximately $86,000 decrease in depreciation expense was primarily the result of accelerating depreciation to write off the remaining assets of our Ballard tasting room, which was closed in March 2023.

●	The approximately $42,000 decrease in other general and administrative expenses included accumulative smaller changes in utilities, travel, insurance, and other expenses.

●	The approximately $543,000 increase in professional fees expense included:

	Years Ended December 31, (rounded to $000’s)
Professional Fees	2023	2022	Change
Accounting and Valuation Services	$1,318,000	$812,000	$506,000
Legal	657,000	272,000	385,000
Investment Banking	—	323,000	(323,000)
Other	245,000	270,000	(25,000)
Total	$2,220,000	$1,677,000	$543,000

●	A majority of our professional fees expense in the years ended December 31, 2023 and 2022 were incurred as a result of general preparedness of our financial reporting and capital structure for an SEC filing event, including for the proposed SPAC transaction discussed below (which was terminated in May 2023) and, after termination of the proposed SPAC transaction, for the initial public offering we completed in November 2024. Accordingly, within that context, most of our professional fees expense and changes in expense levels between the respective year-over-year periods were as follows:

●	The approximately $506,000 increase in accounting and valuation services expenses included: approximately $1,031,000 of such SPAC-related expenses for the year ended December 31, 2023 and $52,000 for the year ended December 31, 2022; an increase in other financial statement preparation and review expenses (which was also primarily SPAC-related) of approximately $979,000; and a decrease in general accounting and financial services of approximately $149,000.

●	The approximately $385,000 increase in legal fees was primarily the result of legal work in the year ended December 31, 2023 related to the merger agreement for the proposed SPAC transaction and work associated with the preparation of related filings with the SEC.

●	The approximately $323,000 of investment banking expense for the year ended December 31, 2022 was primarily attributable to the value of warrants granted to investment advisors, which was a non-cash expense.

●	The approximately $25,000 decrease in other professional fees was a result of a decrease in human resources and payroll-related consulting and other general professional fees.

Beginning in 2022, we began exploring funding options, including preparations for the possible merger into a special purpose acquisition company (SPAC). While the costs directly associated with this activity were capitalized and deferred to the balance sheet to be recognized as a cost of the transaction upon a successful completion or other disposition, we also incurred certain other expenses related to preparing for the transaction that did not directly qualify for capitalization and deferral, such as the preparation of audited consolidated financial statements, and certain expenses for valuation and other financial services. In May 2023, we abandoned work on the proposed SPAC transaction, and as of December 31, 2023 we expensed the approximately $424,000 of related costs that had previously been capitalized and deferred to the balance sheet. See “Recent Developments” for further information.

	Years Ended December 31, (rounded to $000’s)
SPAC Related Professional Fees	2023	2022	Change
Accounting and Valuation Services	$151,000	$—	$151,000
Legal	983,000	—	983,000
Investment Banking	—	323,000	(323,000)
	$1,134,000	$323,000	$811,000

Interest Expense

Interest expense decreased by approximately $84,000 to approximately $2,527,000 for the year ended December 31, 2023, compared to approximately $2,611,000 for the year ended December 31, 2022. The decrease was primarily due to changes in the interest rate under our $12,250,000 secured credit facility, which interest rate was 15% during the year ended December 31, 2023, compared to 16.5% for the year ended December 31, 2022.

Income Taxes

The provision for income taxes for the years ended December 31, 2023 and 2022 was immaterial, primarily as we were in a net loss position for those periods.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Adjusted Gross Profit and Adjusted Gross Margin: Adjusted gross profit represents GAAP gross profit adjusted for any nonrecurring gains and losses. Adjusted gross margin represents Adjusted gross profit as a percentage of total net sales. We use these measures (i) to compare operating performance on a consistent basis, (ii) for planning purposes, including the preparation of our internal annual operating budget, and (iii) to evaluate the performance and effectiveness of operational strategies.

EBITDA and Adjusted EBITDA: EBITDA represents GAAP net loss adjusted for (i) depreciation of property and equipment; (ii) interest expense; and (iii) provision for income taxes. Adjusted EBITDA represents EBITDA adjusted for nonrecurring gains and losses. We believe that EBITDA and adjusted EBITDA help identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we include in GAAP operating loss. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are several limitations related to the use of this non-GAAP financial measure compared to the closest comparable GAAP measure. Some of these limitations are that:

●	Adjusted gross profit, EBITDA and adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

●	Adjusted gross profit, EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

●	Adjusted gross profit, EBITDA and adjusted EBITDA exclude certain recurring, non-cash charges such as depreciation of property and equipment and, although this is a non-cash charge, the assets being depreciated may have to be replaced in the future;

●	Adjusted gross profit, EBITDA and adjusted EBITDA exclude income tax benefit (expense); and

●	Other companies in our industry may calculate our non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of GAAP gross profit to adjusted gross profit for the nine months ended September 30, 2024 and 2023, and for the years ended December 31, 2023 and 2022. Adjusted gross margin is the percentage obtained by dividing gross profit by our total net sales.

	Nine Months Ended September 30, (rounded to $000’s)		Years Ended December 31, (rounded to $000’s)
Gross Profit Analysis	2024	2023	2023	2022
GAAP Total Net Sales	$5,310,000	$5,525,000	$7,971,000	$8,310,000
GAAP Gross Profit	$1,786,000	$1,391,000	$2,151,000	$2,212,000
GAAP Gross Profit Additions/(Deductions)	—	—	—	884,000
Adjusted Gross Profit	$1,786,000	$1,391,000	$2,151,000	$3,096,000
GAAP Gross Margin	34%	25%	27%	26%
Adjusted Gross Margin	34%	25%	27%	37%

The following table presents a reconciliation of net loss to EBITDA and adjusted EBITDA for the nine months ended September 30, 2024 and 2023, and the years ended December 31, 2023 and 2022.

	Nine Months ended September 30, (rounded to $000’s)		Years ended December 31, (rounded to $000’s)
EBITDA Analysis	2024	2023	2023	2022
Net Income (Loss)	$5,526,000	$(31,642,000)	$(36,798,000)	$(12,268,000)
Add (Deduct):
Income Tax	9,000	—	—	8,000
Interest Expense	1,897,000	1,893,000	2,527,000	2,611,000
Depreciation and Amortization	984,000	1,106,000	1,430,000	1,513,000
EBITDA	$8,416,000	$(28,643,000)	$(32,841,000)	$(8,136,000)
Change in fair value of convertible notes	(8,324,000)	20,231,000	22,765,000	(2,118,000)
Change in fair value of warrant liabilities	(1,734,000)	346,000	240,000	(148,000)
Change in Fair Value of Contingency Liabilities	(457,000)	—	—	—
Inventory write off	—	—	—	884,000
SPAC related expenses	—	—	—	303,000
Adjusted EBITDA	$(2,099,000)	$(8,066,000)	$(9,836,000)	$(9,215,000)

Liquidity and Capital Resources

We have prepared our financial statements assuming we will continue as a going concern. Since our inception, we have incurred net losses and experienced negative cash flows from operations as we have invested in equipment, location buildout, inventory buildout (including laying down barrels of whiskey for aging) and marketing to grow our presence and brands. To date, our primary sources of capital have been private placements of equity securities, term loans, and convertible debt. During the nine months ended September 30, 2024 and 2023, we had net income/(loss) of approximately $5,426,000 and $(31,642,000), respectively (of which, approximately $10,058,000 and $(20,577,000), respectively, stemmed from the decrease/(increase) in fair value of certain convertible notes, warrants and contingencies). We expect to incur additional losses and higher operating expenses for the foreseeable future as we continue to invest in inventory and the growth of our business.

At September 30, 2024, we had outstanding aged payables to vendors in the aggregate amount of approximately $5,632,000, inclusive of accrued amounts to service providers who were, or are, providing services for us related to our IPO. We have reached agreements with most of these aged vendors, including the vendors with the largest outstanding invoices, to pay such payables upon the closing of our IPO or periodically on payment dates following the closing of our IPO. Of the aforementioned vendor obligations, approximately $834,000 are for services related to the preparation of our IPO. Most of the remaining payables relate to services that were agreed upon or contracted for prior to the COVID-19 lockdowns, but were put on hold or held over during those lockdowns and then restarted after the COVID lockdowns ended pursuant to the terms of the agreements. Many of those contracts have been completed and will not renew or be renewed, and we expect to make payments to those vendors in a way that allows us to manage our cash on hand as we grow our higher-margin revenue in 2025. Given our shift away from low-margin products and services, management believes the use of cash for higher-margin activities and priorities, requiring fewer raw goods units to drive more top line revenue, and more profitable revenue, will also assist with reducing and eventually eliminating our cash burn. While we believe we have put in place satisfactory payment terms for the payment of our outstanding payables, there is a risk that one or more of our vendors could demand a more immediate payment or initiate litigation against us in an attempt to force payment of the amounts owed. In such a case, the litigation could cause us to incur significant costs defending such action, and any such payment could materially affect our business, financial condition or liquidity.

From time to time, we have been out of compliance with various financial and other debt covenants under the Silverview Loan, which is discussed below, with respect to our failure to meet certain financial thresholds and tests and the furnishing of some of our consolidated financial statements for the years ended December 31, 2023 and 2022. As of October 1, 2024, the lender waived any existing covenant compliance matters as of December 31, 2023 and 2022 and agreed to forbear from exercising its rights and remedies under the loan agreement for any covenant violations, defaults or breaches through the Silverview Loan reporting period ending September 30, 2024. During the first nine months of 2024, we were out of compliance with certain debt covenants in connection with the furnishing of monthly income statements, meeting an EBITDA test, providing a monthly cash balance report, and providing a monthly operational performance report, of which those covenant breaches were also waived in the October 1, 2024 Silverview Loan modification. On October 1, 2024, we executed an agreement with our lender, which was further modified on November 19, 2024, that went into effect upon the closing of our IPO and, among other changes favorable to us, waived any past defaults and covenant breaches and simplified our financial tests and reporting requirements under the loan agreement, making it easier for us to remain in compliance as we focus on growing our business. We used a portion of the net proceeds of our IPO to repay a portion of the principal amount of the Silverview Loan. Our future capital requirements and the adequacy of available funds will depend on many factors.

We believe our cash on hand, together with the net proceeds, if any, we receive from the sale of ELOC Shares and our cash generated from our sales and services, will enable us to fund our operations, including our near-term expansion plans, for the next twelve months. However, we will continue seeking additional financing from time to time to meet our working capital requirements, make continued investment in research and development and make capital expenditures needed for us to maintain and expand our business. We do not have any credit facilities as a source of future funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may have to cease our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock.

Line of Credit and Debt Agreements

In March 2021, we entered into a secured term loan agreement with Silverview Credit Partners, L.P. (the “Silverview Loan”) for a secured term loan of up to $15,000,000. The Silverview Loan originally matured on April 15, 2025, but was extended to October 25, 2026 in the October 1, 2024 Silverview Loan modification. The Silverview Loan initially accrued interest through the 18-month anniversary of the closing date at (i) a fixed rate of 10.0% per annum, which portion was payable in cash, and (ii) a fixed rate of 6.5% per annum, which portion was payable in kind and added to the outstanding obligations as principal. Commencing in October 2022, the Silverview Loan began accruing interest at a fixed rate of 15.0% per annum through maturity. We had an option to prepay the Silverview Loan with a prepayment premium up to 30.0% of the outstanding obligations during the first 24 months of the loan, after which time we could prepay the loan with no premium due. We are now past that initial 24-month window and can prepay all or some of the outstanding balance without penalty. The Silverview Loan is secured by substantially all of our assets.

The original Silverview Loan contained certain financial and other debt covenants that, among other things, imposed certain restrictions on indebtedness, liens, investments and capital expenditures. The financial covenants required that, at the end of each applicable fiscal period, as defined pursuant to the Silverview Loan agreement, we either had (i) an EBITDA interest coverage ratio up to 2.00 to 1.00, or (ii) a cash interest coverage ratio of not less than 1.25 to 1.00. Commencing with the fiscal quarter ending June 30, 2021, we were required to maintain liquidity of not less than $500,000. The Silverview Loan was used for general corporate purposes, including working capital needs and capital expenditures. The covenants and tests have since been deleted as part of the October 1, 2024 and November 19, 2024 loan modifications.

As discussed above, in the past, we have violated various financial and other debt covenants regarding our failure to comply with the financial covenants and to timely furnish our consolidated financial statements for the year ended December 31, 2023. As the chance of meeting the same or more restrictive covenants at subsequent compliance measurement dates within the following year was remote, we determined that the Silverview Loan should be classified as a current liability as of September 30, 2024. As of September 30, 2024 and December 31, 2023 and 2022, the outstanding balance of the Silverview Loan was $12,250,000. The lender had previously agreed to waive any existing covenant compliance matters as of December 31, 2022 and to forbear from exercising its rights and remedies under the loan agreement through December 31, 2023. In June 2024, we reached an agreement in principal to modify the Silverview Loan in the following ways. The modification, which was executed by the parties on October 1, 2024, and was further modified on November 19, 2024, and went into effect upon the closing of our initial public offering in November 2024:

1)	extended the maturity date by 18 months to October 25, 2026;

2)	recast the amortization schedule to reduce the amount paid each quarter to allow us to preserve cash, as follows: $974,729 due December 25, 2024, $700,000 due June 30, 2025 and then $500,000 due every six months thereafter;

3)	increased the per annum interest rate from 15% to 16.5% commencing in December 2024, with monthly interest payments remaining in effect but allowing us at our election to pay 100% of each interest payment in cash or to pay approximately 73.7% of such interest payment in cash and to add the balance of such interest payment to the principal amount of the loan through the end of December 2025;

4)	waived any breach relating to past missed amortization or interest payments;

5)	waived any breach relating to any past covenant defaults;

6)	added a 1% additional exit fee due at loan payoff;

7)	added an additional 1% exit fee due at payoff if we do not refinance or repay the entire loan by the original July 30, 2025 maturity date;

8)	eliminated the EBITDA coverage and interest coverage ratio tests; and

9)	reduced and simplified the reporting requirements to match the reporting we must make to the SEC as a public company.

With these changes and the net proceeds we received from our initial public offering and expect to receive from the sale of ELOC Shares, we expect to remain in compliance with all financial covenants in the loan agreement. We used approximately $1,500,000 of the net proceeds of our initial public offering to repay a portion of the principal amount of the Silverview Loan.

In April 2020, we were granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan could only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan could be forgiven if the proceeds are used in accordance with the terms of the program within the eight or 24-week measurement period. The loan terms required the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, our bank approved forgiveness of the loan of $3,776,100. During the year ended of December 31, 2021, the forgiveness was partially rescinded by the SBA and we recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in debt. Under the terms of the PPP loan, we have also recorded interest on the PPP loan at the rate of 1%, for a total of $101,535 as of September 30, 2024. We are currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that we have 18-24 months to repay the PPP loan. Following the date of the forgiveness, the remaining balance of the PPP loan of $2,269,456 is expected to be repaid in the next 12 months with our general assets.

In January 2022, we entered into an unsecured business loan and security agreement with Channel Partners Capital, LLC (the “2022 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000. The Channel Partners Loan matured on June 26, 2023 and accrued interest at a fixed rate of 13.982%. Principal of $16,528 plus interest is payable monthly. We had an option to prepay the Channel Partners Loan with a prepayment discount of 5.0%. As of both September 30, 2024 and December 31, 2023, the outstanding balance of the 2022 Channel Partners Loan was $0 (having been paid off in April 2023). In April 2023, we entered into a new secured business loan and security agreement with Channel Partners Capital, LLC (the “2023 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000, of which $47,104 of proceeds were used to pay off the 2022 Channel Partners Loan. The 2023 Channel Partners Loan matured on October 5, 2024 and accrues interest at a fixed rate of 13.34% per annum. A principal payment of $16,944 plus interest was payable monthly. We had an option to prepay the 2023 Channel Partners Loan with a prepayment discount of 5.0%. As of September 30, 2024 and December 31, 2023, the outstanding balance of the 2023 Channel Partners Loan was $16,569 and $149,824, respectively. Subsequent to September 30, 2024, we paid the remaining balance due under the 2023 Channel Partners Loan in October 2024.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

	Nine Months Ended September 30, (rounded to $000’s)		Years Ended December 31, (rounded to $000’s)
Summary of Cash Flows	2024	2023	2023	2022
Net Cash Used in Operating Activities	$(6,228,000)	$(6,068,000)	$(8,480,000)	$(9,297,000)
Net Cash Used in Investing Activities	(27,000)	(173,000)	(24,000)	(614,000)
Net Cash Provided by Financing Activities	6,210,000	6,047,000	8,358,000	9,929,000
Net increase (decrease) in cash	$(45,000)	$(194,000)	$(146,000)	$18,000

Net Cash Used in Operating Activities

During the nine months ended September 30, 2024 and 2023, net cash used in operating activities was approximately $(6,228,000) and $(6,068,000), respectively, resulting primarily from net income (loss) of approximately $5,426,000 and $(31,642,000), respectively, approximately $583,000 and $3,187,000, respectively, of cash was generated by changes in account balances of operating assets and liabilities, and non-cash adjustments to reconcile net income (loss) to net cash used in operating activities were approximately $(13,252,000) and $22,387,000 in the respective periods.

The approximately $(13,252,000) of non-cash adjustments for the nine months ended September 30, 2024 consisted primarily of approximately: $(8,324,000) of gain on change in fair value of convertible notes; $(1,734,000) of gain on change in fair value of warrant liabilities; $(457,000) of gain on change in fair value of acquisition contingency liability; $(3,421,000) of gain on investment; $984,000 of depreciation expense; $365,000 of non-cash amortization of operating lease right-of-use assets; and, $313,000 of non-cash interest expense primarily associated with our notes payable.

The approximately $22,387,000 of non-cash adjustments in the nine months ended September 30, 2023 included approximately: $1,106,000 of depreciation expense; $366,760 of non-cash amortization of operating lease right-of-use assets; 20,231,000 of loss on change in fair value of convertible notes; $346,000 of loss on change in fair value of warrant liabilities; and $321,000 of non-cash interest expense primarily associated with our notes payable.

During the years ended December 31, 2023 and 2022, net cash used in operating activities was approximately $(8,480,000) and $(9,297,000), respectively, resulting primarily from net losses of approximately $(36,798,000) and $(12,268,000), respectively. During the years ended December 31, 2023 and 2022, approximately $2,893,000 and $2,002,000, respectively, of cash was generated by changes in account balances of operating assets and liabilities. Non-cash adjustments to reconcile net loss to net cash used in operating activities were approximately $25,425,000 and $970,000 in the respective periods.

The approximately $25,425,000 of non-cash adjustments for the years ended December 31, 2023 consisted primarily of approximately: $22,765,000 of loss on change in fair value of convertible notes; a $240,000 loss on change in fair value of warrant liabilities; $1,430,000 of depreciation expense; $493,000 of non-cash amortization of operating lease right-of-use assets; and, $435,000 of non-cash interest expense primarily associated with our notes payable.

The approximately $970,000 of non-cash adjustments in the year ended December 31, 2022 included approximately: $1,513,000 of depreciation expense; $377,000 of non-cash amortization of operating lease right-of-use assets; $303,000 of issuance of warrants; $2,118,000 of gain on change in fair value of convertible notes; $148,000 of gain on change in fair value of warrant liabilities; and $918,000 of non-cash interest expense primarily associated with our notes payable.

Net Cash Used in Investing Activities

During the nine months ended September 30, 2024 and 2023, net cash used in investing activities was approximately $27,000 and $174,000, respectively. and were related primarily to the purchase of property and equipment, net of minor amounts related to cash purchased in conjunction with the acquisition of Thinking Tree Spirits and sales of assets. During the years ended December 31, 2023 and 2022, net cash used in investing activities was approximately $24,000 and $614,000, respectively. Investing activities during the years ended December 31, 2023 and 2022 were related primarily to the purchase of property and equipment, net of minor amounts related to sales of assets.

Net Cash Used in Financing Activities

During the nine months ended September 30, 2024 and 2023, net cash provided by financing activities was approximately $6,210,000 and $6,047,000, respectively. The cash proceeds received in the nine months ended September 30, 2024 were primarily comprised of proceeds from the sale of convertible notes of approximately $3,656,000 (of which approximately $1,433,000 was from a related party); approximately $695,000 proceeds from notes payable; approximately $2,025,000 from the sale of preferred stock. During the nine months ended September 30, 2024, the aggregate proceeds of the convertible notes, notes payable and preferred stock of approximately $6,376,000 were slightly offset by approximately $166,000 of other expenditures, including deferred transaction costs associated with our IPO of approximately $23,000, and repayment of notes payable of approximately $139,000. The cash proceeds received in the nine months ended September 30, 2023 of approximately $6,047,000 were related to proceeds from convertible notes of approximately $6,165,000 (of which approximately $3,000,000 was from a related party); $250,000 proceeds from notes payable. During the nine months ended September 30, 2023, the aggregate proceeds of the convertible notes and notes payable of approximately $6,415,000 were partially offset by an aggregate of approximately $368,000 of other expenditures, including repayment of notes payable of approximately $144,000, and deferred transaction costs associated with our terminated business combination of approximately $213,000.

During the years ended December 31, 2023 and 2022, net cash provided by financing activities was approximately $8,358,000 and $9,929,000, respectively. The cash proceeds received in 2023 were primarily comprised of proceeds from convertible notes of approximately $8,565,000 (of which approximately $3,750,000 was from a related party) and proceeds from notes payable of approximately $250,000. During the year ended December 31, 2023, the aggregate proceeds of the convertible notes and notes payable of approximately $8,815,000 were slightly offset by approximately $457,000 of other expenditures, including deferred transaction costs associated with the initial public offering we concluded in November 2024 of approximately $263,000, repayment of notes payable of approximately $183,000, and repurchase of common stock of approximately $11,000 from former employees. The cash proceeds received in 2022 were related to proceeds from convertible notes of approximately $10,740,000, of which approximately $4,675,000 was from a related party, and proceeds from notes payable of approximately $250,000, which were partially offset by an aggregate of approximately $1,009,000 of other expenditures, including repayment of notes payable of approximately $893,000, deferred transaction costs associated with our terminated business combination of approximately $147,000, repurchase of common stock of approximately $13,000, and approximately $50,000 in proceeds from an exercised warrant.

Supplemental Cash Flow Information

During the nine months ended September 30, 2024, supplemental cash flow activity included approximately: $1,585,000 of cash paid for interest expense; $1,266,000 of Series A Preferred Stock that was issued in exchange for inventory and barrels; $720,000 of Series A Preferred Stock that was issued in exchange for notes payable; $290,000 of unpaid deferred transaction costs that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities; and $43,000 of unpaid property and equipment additions. For the nine months ended September 30, 2023, supplemental cash flow activity included approximately: $1,572,000 of cash paid for interest expense; $405,000 of cash paid for amounts included in the measurement of lease liabilities; $903,000 of unpaid deferred transaction costs that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities; and $184,000 of unpaid property and equipment additions.

During the year ended December 31, 2023, supplemental non-cash cash flow activity included approximately: $2,091,000 of cash paid for interest expense; $290,000 of ROU assets obtained in exchange for new operating leases; $194,000 of unpaid property additions; and $1,020,000 of unpaid deferred transaction costs that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities. For the year ended December 31, 2022, supplemental cash flow activity included approximately: $1,694,000 of cash paid for interest expense; $4,219,000 for recording right-of-use assets obtained in exchange for new operating lease liabilities upon adoption of ASC 842; and $562,000 of deferred transaction costs associated with a now-terminated business combination agreement that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities.

Off-Balance Sheet Arrangements

We had no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of September 30, 2024 or for the periods presented. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our audited consolidated financial statements for the years ended December 31, 2023 and 2022 included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from fluctuations in interest rates, which may adversely affect the results of operations and our financial condition. We seek to minimize these risks through regular operating and financing activities.

Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any periods presented in our consolidated financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Valuation of Convertible Notes

The fair value of the convertible notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. We use a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning our prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the convertible notes are the timing and probability of an initial public offering, de-SPAC Merger, held to maturity, and default scenario outcomes.

Specifically, we discounted the cash flows for fixed payments that were not sensitive to our equity value by using annualized discount rates that were applied across valuation dates from issuance dates of the convertible notes to each reporting period. The discount rates were based on certain considerations including time to payment, an assessment of our credit position, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the convertible notes.

Valuation of Warrant Liabilities

The fair value of the warrant liabilities at issuance and at each reporting period are estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. We use the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning our prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of an initial public offering, de-SPAC Merger, held to maturity, and default scenario outcomes. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

Impairment of Long-Lived Assets

All long-lived assets used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. We did not record any impairment losses on long-lived assets for the nine months ended September 30, 2024 and 2023.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of our IPO, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

BUSINESS

Overview

We are a craft distiller producing, marketing and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences.

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2023 of Grand View Research, the craft spirits segment had revenues of in excess of $21.4 billion in 2023 and is estimated to grow at a compound annual growth rate (“CAGR”) of 29.4% between 2024 and 2030. We believe we are well positioned to grow in excess of the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams and broadening our wholesale distribution.

Out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years, plus numerous other Best of Class, Double Gold and Gold medals from multiple national and international spirits competitions. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premises and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel. Based upon our revenues and our continued track record of winning industry awards in an increasingly competitive environment, we believe we are one of the leading craft spirits producers in the United States.

We sell our products through wholesale distribution, directly to consumers through our five owned and operated distilleries and tasting rooms located in Washington and Oregon and by shipping directly to consumers on-line where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

Our growth strategy is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales by shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 46 states in which approximately 96.8% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected, we can also retarget and resell to these customers, thereby generating more revenue.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premises and off-premises. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grow through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Competitive Strengths

We attribute our success to the following competitive strengths.

●	Premium Aged Whiskeys. We have been testing, distilling and aging premium whiskeys since our inception over ten years ago. Unlike many new brands entering the premium craft whiskey and bourbon category that rely on sourced liquid for their blends, we chose to produce and age all of our own product in-house for our recently-launched super premium whiskey line under our Stiefel’s Select label. This approach has allowed us to leverage our experience and our innovative distillation methods while taking advantage of the Pacific Northwest’s unique climate to produce aged whiskeys that are of the highest quality and authentic to our name. We introduced our first single barrel selections to the public in late 2022 under the Stiefel’s Select brand. The initial single barrel selections, which included a four-grain bourbon, a high rye bourbon, a wheated bourbon, a peated bourbon, a 100% rye whiskey and a single malt whiskey, sold out quickly, and we have begun releasing more single barrel selections to the market. We expect to continue to release these whiskeys as either “single barrel picks” or “small batch blends” depending on the recipe and target market. We have been awarded a Double Gold Medal, Gold Medal and Best of Category for our first releases of Stiefel’s Select by some of the most prestigious spirits competitions in the world, including at the San Francisco International Spirits Competition and the Fred Minnick Ascot Awards.

●	Purposefully Aligned Products. We recently launched a new line of spirits called the Salute Series line of whiskeys in which we created a super-premium whiskey to generate high-margin revenue and raise donations for carefully-vetted non-profit groups that support active duty, retired and injured special operations heroes, veterans, first responders and their families. Each bottle of our initial release comes in a specially-designed bespoke whiskey tube with a commissioned reproduction lithograph from Michael Solovey, a well-known military artist. Each bottle currently sells for $125, of which $10 is donated to our non-profit partners. Our current partners include 21 national and local charities, such as the Green Beret Foundation, the Marine Raider Foundation, the Honor Foundation, the Special Forces Foundation, the Army Special Operations Association, the Special Operations Memorial Foundation, and the Foundation for Exceptional Warriors, among others. Since the launch of the Army SOF version in late October 2023through September 30, 2024, we have sold nearly 17,000 bottles directly to consumers in our tasting rooms and online, and to select wholesalers, representing more than $1,400,000 in revenue. In May 2024, we launched a three-bottle set commemorating the 80th anniversary of D Day, also featuring artwork by Michael Solovey depicting the combined air, land, and sea efforts on June 6, 1944 along the coast of Normandy, France. Since its launch in May 2024, we have sold nearly 7,000 bottles of this limited edition offering, with charitable components from such sales going to the Green Beret Foundation and other partnering charities. In August 2024, we launched the latest product under our Salute Series called War Dogs, and have sold more than 2,500 bottles online through just our DtC e-commerce channel, with charitable components from each sale going to military K-9 nonprofit groups. Both the D Day and War Dogs products retail for $95 each, plus taxes and shipping (if shipped DtC), and their rapid adoption among consumers show that we can continue to release affinity driven labels to attract consumer attention and purchase and help us drive more revenue with higher margins. We plan to launch additional versions honoring other branches of the military, first responders and military special occasions. This new product follows on the successful seven years of learnings producing and selling 1st Special Forces Group whiskey, from which we supported Special Forces charities at Joint Base Lewis McChord. We view our new Salute Series line to be a significant new development for our growth.

●	Compelling Product Offerings — Flavored Craft Spirits and Ready-to-Drink (“RTD”) Segments. We offer a diverse line of traditional and flavored craft spirits and innovative and refreshing canned RTD alcoholic beverages with appealing taste profiles, such as Cocoa Bomb Chocolate Whiskey, Florescence Grapefruit & Pomelo Vodka, Peachy Bourbon Canned Cocktail, and Blood Orange Vodkarita. This is evidenced by the more than 300 awards we have received over the past ten years. We were the original creator of Flavored Bourbon, a flavored bourbon that won “World’s Best Flavored Whiskey” by Whiskey Magazine in London two years in a row — an unprecedented feat. Through our recent acquisition of Thinking Tree Spirits, we added several of its super premium spirits to our portfolio of flavored craft spirits, including its Butterfly Pea Lavender Vodka, which was named Vodka of the Year for 2023 by Wine and Spirits Magazine.

●	Differentiated Distribution Strategy. We believe we have a strong distribution approach that increases the availability of our brands and product offerings to our target consumers.

●	Direct to Consumer (“DtC”).

●	We have five Heritage-branded tasting rooms and one Thinking Think Tree Spirits tasting room in the Pacific Northwest that allow us to sell directly to consumers and that we use to sample new products and ideas.

●	We also sell through e-commerce and engage in other subscription-based program activities to target customers to generate recurring revenue and customer loyalty. Commencing in March 2023, we contracted with a third-party e-commerce platform to sell online to consumers in 34 states via its three-tier compliant system. In March 2024, we ended that relationship and began migrating to LiquidRails, a third-party, three-tier compliant platform that relies on delivery to consumers via licensed retailers. This new platform expands our DtC outreach to 45 states and the District of Columbia and eliminates our shipping costs to the consumer, which will help us to both increase net margin and expand our sales opportunities. Prior to March 2023, we shipped directly to consumers in only nine states. We also recently added our offerings from our Salute Series line on to the Seelbach’s DtC platform, a third-party, three-tier compliant DtC platform that is well known to whiskey enthusiasts around the country, which expanded our reach to a new whiskey-focused DtC audience. This sales method allows us to collect high-margin sales and consumer data to drive future sales and to support the growth of our traditional spirits through the three-tier wholesale system. The future ability to accept bitcoin as a form of payment, upon the future adoption of a final Bitcoin Treasury Policy, for select online sales further differentiates us in the space among our competitors and opens up our products to a broader market of consumers and clientele.

●	In our Cask Club® program, consumers join as members and work with our distilling team to develop their own 10-liter barrel batches, which are custom aged, flavored, bottled, proofed and labeled in our retail locations. Over the last ten years we have demonstrated that this program creates repeat customer foot traffic in our tasting rooms and encourages members to bring friends and family to the locations to sample products, enjoy cocktails and purchase products of their own. It also serves as an innovation laboratory that provides us with an opportunity to develop and test new products and concepts with the goal of bringing the strongest performers to the market.

●	In our Spirits Club®, a DtC subscription service, we offer members the opportunity to purchase three or four selections of spirits per year, which are automatically shipped to their homes or are available for pick up in our tasting rooms.

●	Wholesale. We have distribution agreements with the two largest spirits distributors in the U.S., Southern Glazer’s Wine and Spirits (“SGWS”) and Republic National Distributing Company (“RNDC”), each of which has a dedicated sales force in our core states of Washington, Oregon and Alaska focused on our portfolios. The revenues of these two distributors in 2023 collectively represented more than 50% of the market share of the total wine and spirits wholesale market in the U.S. Our existing wholesale footprint includes the seven states in the Pacific Northwest (Washington, Oregon, Alaska, Idaho, Montana, Utah and Wyoming), Oklahoma and special-order options in Virginia through the state liquor system. Since the beginning of 2024, we have secured new wholesale distribution in Kansas, Kentucky, and portions of Colorado. We began wholesale distribution in those states in the third quarter of 2024. Our wholesale leadership team is actively meeting with additional distributors in other states, including several large beer wholesalers that are starting to distribute spirits as they see the volumes of beer in decline and the growth of spirits emerging in their markets, to expand our footprint for wholesale sales in 2024 and beyond.

●	Tribal Beverage Network. According to 500nations.com, a website focused on Native American tribal casinos and casino gambling, there are currently 245 tribes in the U.S. operating 524 gaming operations in 29 states, generating annual revenues of approximately $32 billion. In most counties across the U.S. in which there are tribal casinos, the casinos are the largest accounts for spirits, beer and wine in such counties. We believe a significant percentage of the millions of visitors collectively visiting those tribal-owned operations will patronize Heritage-branded TBN distillery tasting rooms to sample and consume cocktails, sign up for one or more of our subscription-based member programs and purchase bottles of spirits to go. Under this model, the tribes exercise their tribal sovereignty and enter a new business with significant revenue and margin potential. The TBN model also includes us working with each of the participating tribes to develop their own unique brands to feature in their properties and regions.

We believe the TBN model is unique in the adult beverage industry. To set up this network, we have leveraged the role of our Chief Executive Officer in overturning in 2018 a 184-year-old law prohibiting Native Americans from distilling spirits on tribal lands. We designed the TBN to assist Native American tribes in developing a new business, complementary to their existing casino and entertainment businesses, to attract new visitors and consumers. By working with us, tribes get access to our expertise and our full portfolio of brands. We believe this is a significant new business opportunity for tribes with the potential for strong revenue and profit growth, allowing tribes to capture the full margin benefit as manufacturers and the ability to collect and keep state spirits taxes for products made and sold on their sovereign land. Following the announcement of our partnership with the Tonto Apache Tribe in Arizona in 2023, in May 2024, we announced a landmark agreement with the Coquille Tribe of Oregon after helping the Tribe navigate negotiations with the Oregon Liquor Control Board to allow for the first Tribal distillery in Oregon. This is the first of such agreements between a Native American tribe and one of the 18 liquor control states in the United States.

●	Co-Located Retail Spaces. Our marketing plan includes partnering with some of the most highly-regarded premium craft spirits producers in key regions across the U.S. to co-brand and cross operate retail tasting rooms. Qualified partners must have the key attributes of high-quality products, a consumer-focused tasting room opportunity to drive trial and sales, and the ability to send and receive spirits in bulk for localized bottling. As we and these other producers cross-brand our collective tasting rooms to consumers who do not otherwise have access to them in their general markets, we believe we will collectively be driving more consumer trials and increased sales, as well as building co-marketed brands in other regions of the country without the expense of new buildings, leased spaces, production capacity, employees or other capital expenditures.

●	Capital-Efficient and Scalable Operational Structure. We have strategically structured, and plan to continue to structure, our organization and operations to minimize and most effectively manage our capital investment requirements while maintaining flexibility to rapidly scale our production capabilities to meet consumer demands. We do this by utilizing our internal distilling and bottling capabilities while leveraging a network of reputable third-party providers with industry expertise and experience performing various functions falling outside of our internal core competencies.

For example, we are able to contract with third-party canning and packaging companies to pack our RTDs rather than investing in the required equipment and supporting infrastructure and personnel for in-house canning operations. We can also source specific spirits or buy bulk spirits in the market or have them produced at tribal and non-tribal facilities under contract. We believe the planned expansion of the TBN will also enhance our ability to scale our production, distribution and selling operations with limited capital expenditures across many regions of the U.S. while allowing us to retain “local” brand status in those areas. We plan to continually review the structure of our organization and operations, and to make any changes we deem necessary, to best accommodate our growth and changing market conditions.

●	Food and Beverage Industry Experience. Our executive team and board of directors operate with a focus on human capital management and hold a firm belief that quality people with proven track records can produce quality results. Our leadership team and board of directors are made up of multi-disciplinary executives with proven track records of successfully launching, growing and operating companies of all sizes and across many industries, including in the spirits industry.

Strategies for Growth

Our growth plan focuses on gaining brand and product visibility, thereby increasing sales and market share, by executing the following strategies:

●	Grow Brand Recognition for Our Principal Product Lines Through High-Margin DtC Sales. By taking advantage of the internet and targeted digital marketing, we can place our brands in front of consumers and make direct sales to them. These sales generate high-margin revenue for us while building our customer database and product data. We plan to further leverage direct-to-consumer sales through company-owned tasting rooms, through the TBN and through co-located tasting rooms. Growing on our successful launch of the Army Special Operations Salute, our D-Day 80th Anniversary edition, our most recent War Dogs bourbon, and adding new versions for other branches of the military, first responders and military special events, we expect that our Salute Series line of spirits will be an important part of our accelerating reach with consumers. We believe the future addition to our online sales platform of a feature allowing customers to purchase our products using bitcoin as a form of payment will further drive attention and focus on our products and brands and expose us to new customers.

●	Grow Our Principal Product Lines Through High-Volume Distribution. By leveraging the data we collect from our DtC sales, we plan to continue to produce and sell innovative, premium-branded products through our primary channels of distribution. These channels consist of wholesale distribution to retail establishments such as retail supermarkets, liquor stores, state liquor stores (in control states), hotels, casinos, bars and restaurants.

●	Grow the TBN model. One of our primary focus areas is the expansion of the TBN to create a national network of tribal spirits production and retail operation locations in or around tribal casinos and high-foot-traffic entertainment districts on tribal lands. We believe these operations will benefit from the fact that, as sovereign nations, tribes are exempt from a variety of state and local zoning and construction codes and can collect and keep state and local excise and sales taxes on the products they produce and sell on tribal lands, along with distributing products to their own properties.

●	Continue to Innovate New Products. We plan to continue to employ a synergistic process of rapid development and testing of new products through DtC sales, sampling in our company-owned distilleries and tasting rooms and, in collaboration with the TBN, selling products to consumers in our Heritage-branded TBN distilleries. Once we obtain positive feedback on a new product, we can then launch it for sale directly to consumers via the internet to generate revenue and collect more data from consumers across the country. With new data in hand, we can make decisions with our wholesale partners on which products should be taken to the wholesale market. This direct-to-consumer launch model is a strategy we have utilized since our inception. It has been an important part of our ability to launch, test, re-formulate and re-launch products that have subsequently proven to be appealing to consumers.

●	Continue to Innovate Marketing Through the Adoption of Artificial Intelligence (“AI”). We plan to continue testing new AI technology, methods and tools focused on the creation of content, designs, themes and audience identification to maximize the efficiency of our marketing efforts.

Market

We believe we are well positioned to grow as the overall spirits market continues its growth at the expense of beer and wine. Recent studies demonstrate that the spirits market is growing annually in terms of total alcohol volume and as a percentage share of alcohol dollars. According to drink market analysis firm IWSR, a leading source of data and intelligence in the alcoholic beverage market, spirits have gained market share among other alcoholic beverages continuously since 1998 (23 years), as consumers trend away from beer and wine into spirits. From 2000 to 2023, the market share of spirits by value increased nearly 13 percentage points, from 29% to 42%, according to a 2024 Distilled Spirits Council of the United States (DISCUS) report, an increase in total dollar value of $11.7 billion. The same report noted that 2023 was the second straight year in which spirits revenues for suppliers surpassed beer supplier revenue, making spirits the largest dollar share of the alcohol beverage market in the U.S. IWSR anticipates that by 2029, for the first time ever, beer will no longer represent the largest percentage of alcoholic beverage sales by volume. Grandview Research estimated the North American spirits market to be $216.6 billion in 2023, growing at a CAGR of 6.3% from 2024 to $312.5 billion by 2030. Because spirits are worth more per ounce in the market than beer, as the spirits volume occupies more of the consumer share, the value of that share for spirits as a percentage of all alcohol dollars spent will be even higher. We believe we are leaning into the market just as the rate of increase in spirits volume and value are set to achieve historic growth, making us well positioned to grow with the predicted growth of the overall spirits segment.

According to IWSR, in 2015, craft spirits volume market share was just 2% of the total spirits market; by 2020, this had more than doubled to almost 5%. An even greater gain was seen in value terms, with 2015’s market share of 3% increasing to 7% by 2020. IWSR predicts that by 2025, craft spirits are forecasted to increase their volume market share to nearly 10%, and over 13% in market share value. This growth is in line with historic and current trends across the craft beer market from its inception in the 1980s, which initially represented less than 1% of the overall beer market and now commands more than 20% of the beer market by volume. IWSR posits that the driving force behind this growth will be the expansion of national distribution of craft spirits, some of which will be the result of acquisitions by larger groups. Confirming the IWSR predictions, the American Craft Spirits Association annual data project for 2022 shows that the market share for craft spirits has doubled since 2016.

Due to our position in the craft spirits segment of the overall spirits market, we are situated in the fastest-growing segment of the spirits market, which itself is the highest growth segment of the adult beverage market. In addition, according to the Distilled Spirits Council of The United States, consumers are increasingly shifting towards higher premium products in the spirits market, with spirits brands in the U.S. enjoying a multi-decade-long trend towards high-end and super premium products. Goldman Sachs Equity Research predicts super premium spirits products will soon represent almost 38% of the overall spirits market, and spirits have also demonstrated to be recession resistant in the U.S. over time, with a correlation coefficient of 0.002 since 1962 by volume.

Our Brands and Products

When we first opened in 2012, we produced only a limited line of traditional spirits products. However, in response to customer demand and consumer testing that we performed through our tasting rooms, we moved into the flavored segment in 2014 and launched 22 different flavored vodkas. As sales increased, we offered eight products through local distribution and over time have winnowed those products down to a core six flavors at wholesale. In 2014, we created a line of spirits products under the BATCH No. 12 tradename that we still sell today and is primarily featured in the well at on-premise accounts. It provides a baseline of volume for us as we execute on our plan to transition to higher-margins spirits.

In 2015, we launched Special Forces Whiskey, a premium brand positioned towards active-duty military, retired military, military families, and others supportive of the armed forces in the Pacific Northwest, where the 1st Special Forces Group is stationed at Joint Base Lewis McChord (“JBLM”). We have produced seven blends of Special Forces Whiskey annually since 2015, and a portion of the sales proceeds of this brand are donated by us to special forces charities annually. These donations currently support the 1st Special Forces Group at JBLM, and we have raised more than $150,000 for charities at JBLM to support military personnel and their families. We are expanding this concept to the multiple Special Forces groups across the country with a greater emphasis on distribution in more states and direct to consumer shipping through our e-commerce platform. Our new Salute Series line of whiskeys consists of various bottlings branded for U.S. military branches and first responders. Since the launch of the Army SOF version in late October 2023 through September 30, 2024, we have sold nearly 17,000 bottles directly to consumers in our tasting rooms and online, and to select wholesalers, representing more than $1,400,000 in revenue. In August 2024, we launched the latest product under our Salute Series called War Dogs and have sold more than 2,500 bottles online through just our DtC e-commerce channel, with charitable components from each sale going to military K-9 nonprofit groups. Both the D Day and War Dogs products retail for $95 each, plus taxes and shipping (if shipped DtC), and their rapid adoption among consumers show that we can continue to release affinity driven labels to attract consumer attention and purchases and help us drive more revenue with higher margins.

There are approximately 18.3 million active-duty military and retirees in the U.S., including National Guard, Air National Guard and reservists in each branch of the military. Assuming 1.5 dependents per person (a dependent is defined by the military as a spouse, child under 21 unmarried or under 23 if a student, parent or custodian dependent), the total population of active military, retired military and dependent affiliated persons is 45.75 million people. There are another 660,000 active-duty civilian law enforcement officers, 1 million career and volunteer firefighters, more than 5 million registered nurses and more than 1 million certified EMTs, plus millions of retirees and affiliated family members. We believe the new Salute Series line will continue to garner a growing following given the specialty packaging and non-profit charitable partnerships we are forming to support the launch and sale of the line.

In 2015, we also launched our Dual Barrel series of bourbon and rye whiskey, which through the end of 2022 was sold nationwide primarily through Total Wine and More under their Spirits Direct program. At the end of 2022, we withdrew that brand out of the Total Wine exclusive program so we can sell it across more states and across more retailers to achieve higher volume and growth.

On February 21, 2024, we acquired Thinking Tree Spirits, a small craft spirits producer and retailer located in Eugene, Oregon. In integrating Thinking Tree Spirits into our existing operations, we plan to continue to produce the best-performing products in its portfolio while working to expand its wholesale reach. We also plan to combine the Thinking Tree Spirits production facilities and tasting rooms with our production facilities and retail tasting rooms in Eugene to create a larger consumer experience while driving more high-margin revenue activity. We believe that with our broader sales reach and our more efficient production capabilities, we can generate revenue from this acquisition that exceed the annual revenues that we were generating from the products that were produced under our low-margin, third-party production contract we terminated on January 31, 2024. We believe the third-party production contract we terminated was not capable of increasing in value for us, was limiting the amount of profit we could generate from the products produced and created potential risk exposure from the number of employees involved in the operation. We believe the Thinking Tree Spirits acquisition will increase growth in the brands we continue to produce and sell, which could increase the value of those brands based on valuations multiples in the spirits industry. For example, Thinking Tree Spirit’s Butterfly Pea Lavender Vodka was named Vodka of the Year for 2023 by Wine and Spirits Magazine, making it one of the most premium products in the industry. We believe the addition of that product to our existing portfolio will strengthen the perception of our product offerings in the marketplace and help us grow our wholesale and retail revenues.

In 2017, we created and launched Flavored Bourbon, a bourbon flavored with brown sugar and cinnamon. It quickly grew into one of the fastest-growing flavored whiskeys in the Pacific Northwest and was named “World’s Best Flavored Whiskey” in 2018 and 2019 by Whiskey Magazine in London. In 2020, we sold a majority interest in the brand to an industry group and retained a significant minority position. We have an economic right to participate in any ultimate sales proceeds of any sale or other disposition of substantially all of the purchaser’s business or assets (for example, if the brand is sold, or if distributions or revenue shares from brand profits are generated). Following on the success of the Flavored Bourbon brand, and after examining the market, we created Cocoa Bomb chocolate whiskey, and tested it in limited distribution in the Pacific Northwest in 2022 with plans for wholesale expansion in 2023 and beyond. Cocoa Bomb was recently recognized as the best flavored whiskey in the West by Sunset Magazine.

While we were producing the whiskey products described above, we were aging additional whiskey with the goal of creating bottles of single-barrel selections with specific flavor profiles to appeal to the growing “bourbon hunter” demographic — a subset of whiskey drinkers who seek out small batch and unique high-quality whiskeys. Unlike many new brands entering the premium craft whiskey and bourbon category that rely on sourced liquid for all or a portion of their blends, we produce and age all of our products in-house for our Stiefel’s Select line. This allows us to leverage our experience and our innovative distillation methods while taking advantage of the Pacific Northwest’s unique climate to produce aged whiskeys that are authentic to our name and of the highest quality. Depending on the particular product, ingredients are blends of corn, rye, malted barley, unmalted barley, peated malt and wheat. Once aged in heavy-charred American Oak barrels, the finished product is bottled at 94 to 100 proof. Future releases could also include barrel-strength releases to be priced at the high end of the super-premium range. Each barrel is bottled, hand labeled, and hand numbered with sequentially-numbered bottles. All whiskeys under this brand are aged at least four years and are selected based on stringent tasting protocols we developed. We are working with Julia Nourney, an international whiskey expert, on additional blending and maturation protocols for the selection of barrels qualified for bottling under the brand. We also plan to build up our inventory of aging whiskey in barrels to increase product availability over time. Aged whiskeys are priced at super-premium prices and are frequently supply-constrained due to market demand and the time required to produce these products. As of September 30, 2024, we had 1,172 barrels of aged spirits in our warehouse that are aging for ourselves and others. In addition we had another 525 barrels of aged bourbon and rye whiskey in our inventory as part of the proceeds of our Series A Preferred Stock offering, bringing our total barrel inventory to 1,697 barrels through that date. Subsequent to September 30, 2024 all of the new 525 barrels were housed in licensed and bonded warehouses in Indiana and Kentucky, range in age from two to five years, and were transferred in bond to our warehouse in Gig Harbor, Washington. Our original barrel inventory prior to the addition of the new 525 barrels was comprised primarily of aged whiskeys but also included barrels of rum and brandy. The prices at which we sell a barrel ranges from a low of $5,500 when product is bottled for sale through the wholesale channel to a high of approximately $20,000 or more if the contents are sold by the bottle through our own retail channels. Since the launch of Stiefel’s Select, we have already been awarded a Double Gold Medal, Gold Medal and Best of Category for our first releases by some of the most prestigious spirits competitions in the world.

In late 2022, we also launched Florescence Vodka, a bold and clean vodka flavored with pomelo and grapefruit and made in collaboration with cookbook author and celebrity chef, Danielle Kartes. The product flavor and label of this product is geared toward female consumers, and through Ms. Kartes’s strong media presence, this product has already received significant media placement. It was recently approved for sale by Total Wine & More across Washington, Oregon and Alaska.

In keeping with consumer trends, we also developed a line of super premium spirits-based RTDs in 12-ounce cans for on-the-go consumers. The RTD segment is among the fastest-growing segments of the alcoholic beverage market in the U.S., and our line of award-winning RTDs began to gain wholesale momentum in the Pacific Northwest in late 2022. These products come in four flavors: Peachy Bourbon, Gin Jam Fizzzz, Easy Peasy Lemon Squeezy and Blood Orange Vodkarita. Each recipe features a burst of flavors, low carbonation and a low 6.9% ABV (alcohol by volume). In a recent survey of 993 customers in our tasting rooms, 70% replied they would purchase our RTD products at a retailer, with the largest group of responders to the survey in the 26-45 age demographic. All four products have won awards from respected tasting competitions, including Peachy Bourbon, which was named best overall RTD among all RTD products by the Seattle Cocktail Club, a collection of the top bartenders and industry insiders in the region. In May 2023, all four RTDs ran the table at the International SIP judging with 3 Gold Medals, a Double Gold Medal, two Consumer Choice Awards and an Innovation Award. In the U.S., RTDs are projected by Grand View Research to reach $2.4 billion in revenue by 2030 with a 13% CAGR from 2020 to 2030. Consumers are increasingly favoring RTDs because of their convenience, consistent flavor profiles and lower alcohol content, which we believe helps to position the products in the growing “better for you” segment of the adult beverages market.

We also feature a series of gins, rums and limited-edition products, primarily in our tasting rooms as we examine which products perform well enough to try to push into broader distribution.

Distribution and Sales

We utilize an omni-channel approach for the distribution of our products, which includes sales through our-branded distilleries and tasting rooms; wholesale through distributors to retailers and on-premises accounts, such as bars and restaurants; DtC online sales; sales through state control systems; and sales through the TBN.

This approach includes five company-owned and Heritage-branded tasting rooms, two of which are attached to our distilleries in Washington and Oregon. We are also in the process of licensing out our brand, products and programs under our TBN model to several tribes for HDC branded tasting room facilities in or next to their casino operations. More information on our TBN effort is detailed in the next section.

As part of our innovation cycle, we utilize our owned distilleries and tasting rooms in the Pacific Northwest and partner tasting rooms to test products and trial and sell directly to consumers. In our tasting rooms, consumers can try new products as well as the mainstay or limited-production branded spirits and cocktails while they experience the excitement of drinking in a differentiated environment. We have developed a strong membership base across our facilities with over 2,500 active members, many of whom participate in our surveys on trends and taste preferences. These members are either part of our Cask Club, which allows them to develop custom products selected from a list of pre-approved recipes in our portfolio and to age them in their own 10-liter casks in our facility, or they are members of our Spirits Club, receiving regular shipments of spirits throughout the year.

We also rely upon, and intend to increasingly grow, the wholesale distribution of our products. SGWS, the leading U.S. spirits distributor with an approximately 34.6% market share across the U.S. in 2021, distributes our original mainstream products in Washington, Oregon and Alaska. For the years ended December 31, 2023 and 2022, SGWS represented over 10% of our revenues. In July 2021, we began a distribution arrangement with RNDC, the second largest U.S. spirits distributor with an approximate 20.3% market share in 2021, covering 39 of the 50 states in the U.S. plus Canada. In February 2024, we launched wholesale distribution in Oklahoma through the MillerCoors beer network and added distribution in the third quarter of 2024 in Kansas, Kentucky and portions of Colorado. We supplement the work of our distributors with a direct sales force of individuals assigned to specific sales territories. These individuals manage the relationships with the applicable distributor’s sales teams, who themselves have teams of varying sizes selling products to accounts. This team works directly with retailers and on-premises operators to build demand and support their needs for marketing and other Heritage-specific information. In the nine-month period ended September 30, 2024, we sold approximately 16,521 cases of product through our wholesale channel, a decrease of approximately 18% compared to the 20,081 cases we sold on a wholesale basis in the nine-month period ended September 30, 2023, while seeing a slight decrease in our wholesale revenue of less than $7,000 in the nine-month period ended September 30, 2024 to $1,299,067 compared to wholesale revenue of $1,305,940 in the nine-month period ended September 30, 2023, a decrease of 0.5%. Such a small change in wholesale revenue can be attributed to a single day’s wholesale orders being shifted into or out of the quarter based on the timing of order fulfillment and when orders are picked up in the month. Of note were some significant wholesale orders that we shipped, and for which we booked the associated revenue, in June 2023 to a large retail chain customer. This year, similar orders were set up for July shipments, which caused those orders and their associated revenue to impact third quarter results. We believe this percentage increase in wholesale revenue, with a combined net absolute spread of 17.5% between the (18%) and (.05%), was a contributing factor to our significant increase in our overall gross margin for the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023, and further demonstrates that our migration away from lower-margin spirits to higher margin spirits is working. This improvement has the added value of allowing us to generate more revenue while using less cash in the production of fewer units of higher-margin products, which we believe will assist us in planning and forecasting as we work to scale and grow around these activities.

In 2023, we sold approximately 23,738 cases of product through our wholesale channel, a year-over-year increase of approximately 3.2% over the approximately 23,000 cases we sold through wholesale distribution in 2022, while preparing to transition our focus toward higher-margin products and away from very-low-margin and quasi-private label products for a select national spirits retailer.

To achieve our growth objective of increasing wholesale sales and revenue, we recently hired a national sales executive to work directly with our distributors and key accounts to gain greater focus and execution. In the U.S., liquor sales in approximately 17 states are controlled by state governments (such states, “Control States”), and as a result, all spirits products in such states are sold and distributed through state liquor warehouses and state owned or controlled stores. In those jurisdictions, distributors function like brokers, increasing product awareness to gain placement in retail and on-premises outlets. We also utilize sales managers who handle regional and local sales for specific stores. Sales managers are responsible for all activities related to the sales, distribution and marketing of our brands to the retail partners and distribution network.

As for our DtC channel, we have started to utilize new technologies and collaborations with the goal of reaching consumers in more than 46 states in 2024. This direct-to-consumer opportunity allows us to sell products to consumers in more states and enables the collection of consumer data and supports growth in product demand, which helps our distributors sell branded products in more states.

Tribal Beverage Network (TBN)

In addition to our traditional distribution channels, we have formed the TBN, which we believe will become an important production, sales and marketing channel over time, while helping to build our overall brand. This network was formed in collaboration with Native American tribes interested in entering a new business line that became available to them for the first time in 2018. In 2018, Justin Stiefel, our Co-Founder, Chairman and Chief Executive Officer, worked to lobby the U.S. Congress to pass legislation that overturned a 184-year federal law prohibiting spirits production on tribal lands. As a result of this landmark legislation, Native American tribes have a new economic opportunity and we are working with several Native American tribes on the development of our branded distilleries and tasting rooms, as well as the sale of our products and the creation of brands unique to participating tribes.

Today, Native American tribes that sell spirits to visitors at their casinos, restaurants, golf courses, hotels, resorts and shops are the largest sales accounts for spirits, wine and beer in each county in which they are present. Accordingly, we believe the potential revenue for participating Native American tribes is significant. As of December 31, 2023, there were approximately 245 Native American tribes in the U.S. with 524 tribal casinos in 29 states that generated annual revenues of approximately $32 billion. Not all tribes own casinos and several do not permit the sale of alcohol on their tribal lands. Each tribal casino that serves alcoholic beverages is the largest beer, wine and spirits account in the county or state in which they are located. Of the 524 tribal casinos, we estimate that approximately 250 are viable candidates for our TBN model. We calculate that with 100 TBN production and retail locations up and running in or near tribal casinos and entertainment districts, the participating tribes collectively can earn revenue from spirits sales and taxes on the products produced on their lands in excess of $450 million per year, and that we can earn royalties of approximately $45 million annually from these activities based on the value we bring to the relationships and operations. We believe the combination of growing TBN locations with more consumer exposure to our brand and products and the resulting product adoption within each region will support wholesale product sales with a positive feedback loop for our wholesale growth initiatives.

Using a “distributive and localized” network model, we expect to collaborate with tribes to lead the development of a nationwide tribal network for the production and sale of premium, branded craft spirits. The network is comprised of tribally-owned, localized distilleries with a centralized high-volume distributive distillery serving a specific area or region of the United States. Initial distilling production will occur at a single facility with additional distillers receiving bulk spirits for final production and sale. By using this approach to production, each localized distillery is expected to be able to produce finished spirits through bottling, canning and labeling without the need for excess distilling equipment and unused capacity.

We generally seek to negotiate multi-year contracts with tribes of up to nine years, plus extensions, and to charge a mix of advisory fees and royalties. In exchange for these fees, we provide services relating to economic analysis, location design, pre-opening hiring and training, marketing support, centralized marketing development, raw input sourcing, bulk buying power for direct inputs such as glass, labels, caps, merchandise, new product development, monthly reporting, compliance and back-office support, halo marketing, staff training and new product development. Upon the commencement of a contract, we charge development fees associated with analysis, pre-design, design and pre-opening service for advising the tribe on the development of distilleries, tasting rooms and brands, and then charge a royalty on gross revenue once the distillery is operating. As part of the agreement, the applicable tribe is expected to produce and sell our branded products, and we are expected to work jointly with the tribe on products and brands unique to the tribe and its locations and regions. We have already entered into agreements with multiple tribes, including the recently announced agreement with the Tonto Apache Tribe in Arizona, which is working to open its tasting room in early 2025 and its storage and bottling facility in 2025. In May 2024, we announced a landmark agreement with the Coquille Tribe of Oregon after helping the Tribe navigate negotiations with the Oregon Liquor Control Board to allow for the first Tribal distillery in Oregon. This is the first of such agreements between a Tribe and one of the 18 liquor control states in the United States. We have additional agreements in place with several other tribes in Washington, Idaho, and Oklahoma, which will each be publicly announced based on each Tribe’s own schedule. We are in discussions with several additional tribes in other states as we work to build out this model.

Pursuant to our multi-year agreement with the tribes, we license portions of our intellectual property, including our brands, recipes, awards and programs, to the tribe for use at their branded facility. We also assist the tribe with new product development, marketing, distribution, and tasting room operations, and Cask Club operations. We also provide training, expertise and experience in the design, construction and operation of the tribe’s distillery. We earn a monthly management fee from the tribe based on the monthly revenue of the tribe’s distillery, and receive a portion of the revenue earned by the tribe, in each case, for retail operations related to distilled spirits sales and services on site and based on additional production we bring to the facility. The parties can terminate the agreement under certain circumstances, including upon certain events of default, including a material breach of the agreement, failure to achieve profitability after five years, changes in federal or state laws related to alcohol, and a change of control of our company, among other limited events. We intend to enter into similar agreements with other Native American tribes going forward.

We believe that membership in the TBN provides extensive benefits to participating U.S. tribes, whether a tribe owns and operates a distributive facility or a localized distillery within the network, including profit margins that are estimated to equal or exceed 80% on retail activities before fees are charged. Tribes also enjoy unique benefits related to property and sales taxes associated with the production and sale of spirits on tribal trust land, including:

●	Tribes keep state and local liquor taxes on the sale of spirits they produce and sell to consumers on their lands, which allows tribes to generate strong profitability.

●	Tribal land is sovereign land, so tribes control their own zoning and permitting, which enables them to substantially reduce the time and expense required to begin construction as compared to building on non-tribal land.

●	Tribes pay no sales tax on purchases of equipment or construction of distilleries and tasting rooms, which lowers start-up costs as compared to non-tribal locations.

●	Tribes also pay no state or county property tax, inventory tax, personal property tax or ad valorem tax, which lowers their overall cost of operations compared to operations set up outside of the tribal land.

In addition to the revenue generated by spirits produced on-site, we plan to create a member-based rebate for each tribe participating in the TBN based upon the production and sale of products on tribal lands and the overall growth of the brands produced on tribal lands and benefitting from marketing support at tribal casinos and entertainment districts. We believe this rebate will encourage more tribes to enter the TBN and will enable participating tribes to share in the overall growth. In addition, by aligning with our nationwide branding and marketing efforts, TBN member tribes will receive support for the promotion of their own spirits production and associated events and activities. We believe that tribes that choose to locate a TBN distillery and our branded tasting room on, in or near a gaming and hospitality property will find the refined presentation of our locations adds a sophisticated, appealing experience to a dynamic space. The addition of this new customer amenity to a casino resort can highlight certain programs, thereby driving customer loyalty and repeat visits, while increasing margins through beverage sales via on-site restaurants and bars.

Under the TBN model, the participating tribes will fund the construction of their own distilleries and production and storage facilities and will pay all of the operating expenses of those facilities while we provide support for the tribe’s operations, marketing, new product development and regulatory compliance functions. Heritage will provide tasting room managers to ensure consistency of operations, training and product and brand integrity. The recovery of the cost to Heritage associated with these employees comes off the top of retail revenue generated in the TBN tasting rooms. To facilitate the efficient construction of tribal distilleries, we have a strategic relationship with Haskell Corporation (“Haskell”), a leading architectural, design and construction company in the beverage space. Under this arrangement, Haskell could serve as the engineering, procurement and construction partner for the tribal properties developing a larger production facility. Haskell has been recognized for its work in the design and construction of distilleries and was the highest-ranked food and beverage manufacturing contractor by Engineering News-Record in 2021 and 2020.

Marketing

We believe we have developed a successful sales and marketing approach with our limited resources and anticipate that investing additional resources will be an important element in increasing the visibility of our brands and product offerings to our target consumers to support our ongoing growth.

Omni-Channel Marketing Approach. Today’s consumers interact with brands through many channels, from traditional media to social media and other digital channels, and through various in-person and online purchasing methods. To build the visibility of our brands and create a grassroots consumer following to support our distribution channels, we have employed a strategic multichannel marketing approach that we believe allows consumers to engage with our company on their own terms and permits us to expand and deepen recognition for our brands. In addition to promotional activities, our marketing strategy utilizes data analytics, digital techniques and efficiency metrics, across a cross section of social media, lifestyle and brand influencer activities.

Working with one of our strategic advisors, we have developed an area of focus on DtC sales channels. While still in its early development and testing phases, the concept is to develop and streamline ways to get our products directly in front of consumers for trial, sampling and purchasing in our branded tasting rooms, partner TBN tasting rooms, TBN-specific entertainment districts with pop-up shops, trial, sampling, and bottle sales, and future planned co-located collaborative tasting rooms in partnership with other premium craft producers across the United States. The platform is built upon one-to-one marketing efforts through digital, social email and text to drive consumer trial and adoption of products and brands. We are also experimenting with artificial intelligence (“AI”) to create dynamic content to better identify and connect directly with consumers in key target demographic for each product and brand. The sales resulting from such efforts tends to be higher margin than the traditional wholesale route to market, which is the norm in the spirits industry right now. While all the other craft brands fight for shelf space in an increasingly crowded marketplace bottlenecked by more and more distributor consolidation, we are developing a route to go straight to the consumer through multiple paths in a one-stop retail way that allows us to control the dialog and the brand position and to collect the consumer data. This effort has the combined positive attributes of allowing us to generate sales at high margins, capture consumer data and contact information for future sales targeting, and to build brand and product recognition to better support the wholesale launches of the best performing products and brands in the general market.

Labelling and Innovative Packaging Initiatives. We recognize the importance of packaging and product labelling and their influences on consumers’ purchasing practices. We conduct surveys and consumer research to validate the taste profile and positioning of our products. As we grow and can access more resources, we expect our ability to refine our products in response to consumer interests will improve.

Production

We have two distilleries and two warehouses comprising an aggregate of approximately 100,000 square feet dedicated to end-to-end production and storage. Each distillery has and maintains mash, fermentation, distillation and bottling equipment. We began production of spirits after a thorough market search for high-quality equipment at each stage of the production process. For example, we selected Italian distilling equipment that provides for gentle treatment of the spirits and easy calibration to produce clean flavor profiles. Additionally, we source barrels made by Spanish coopers using American white oak that is cured in Spain for two years. We believe these special barrels and the charring levels in each one allows us to make consistent, smooth and flavorful spirits.

Sustainability is also an important aspect of our selection of grains. Where possible, we select family farms using organic and regenerative processes. As an example, according to the research database Science Direct, regeneratively grown grains typically save approximately 170,000 gallons of water per barrel produced over the course of the growing cycle.

Based on management’s estimates, we believe our current production capacity can expand by approximately six times without the need for additional investment. As volumes grow, we expect that future production capacity will also be provided by distilleries affiliated with member tribes in the TBN.

Raw Materials and Suppliers

Generally, the principal raw materials used in our products include corn and other grains (including rye, barley, wheat, barley malt and milo) and flavorings. The principal materials used in the packaging of our spirits include oak barrels, glass bottles, labels, aluminum cans and cartons. These materials are generally readily available from several sources, except for new oak barrels, which are available from only a more limited number of sources. As we have historically sourced grains from farms with which we have personal relationships, we have few long-term contracts in place with suppliers. However, these raw materials are sometimes affected by weather and other forces that could impact production and quantity.

Competition

The alcoholic beverage industry is highly competitive. We believe the principal areas of competition include, among others, flavor, packaging and positioning innovations, pricing, and distribution locations and shelf space, as well as promotional and marketing strategies. Our products compete with a wide range of other beverages, including spirits, beers and wines, and other alcoholic beverages, and increasingly non-alcoholic beverages designed and marketed to mimic the flavor of alcoholic beverages. Many of these products are produced by a relatively large number of companies, many of which have substantially greater financial, marketing and distribution resources than we do.

Within the craft spirits segment of the market, important factors affecting our ability to compete include speed of innovation, product appeal and differentiation to consumers, brand and product image, taste and flavor of products, trade and consumer promotions, attractive packaging, product placement and distribution, access to capital and other resources, marketing and pricing. We also rely on our distributors to provide stable and reliable distribution and to secure adequate shelf space in retail outlets. Competitive pressures could cause our products to lose market share or experience price erosion, which could materially impact our business and the results of operations. These pressures could include directly competitive innovations, new products that are better aligned with consumer preferences, greater marketing spending, better placements, or a decline in consumer interest in the craft spirits segment overall.

We have experienced, and continue to experience, competition from new entrants in the craft spirits category. According to the American Craft Spirits Association, in 2021 there were approximately 2,600 active craft distilleries in the United States. Leading global participants entering and operating in the craft spirits market through the acquisition of small brands include Rémy Cointreau, William Grant & Sons, Pernod Ricard SA (OTC: PRNDY), Anchor Brewers & Distillers, Diageo PLC (NYSE: DEO) and Rogue Ales & Spirits.

While competition in the craft spirits space is growing, most craft producers attempt to boast about a singular accomplishment, such as a singular product, a special package or a single marketing idea. We believe we offer several advantages relative to our competitors, including: a complete and end-to-end experience and product positioning; superior production methods resulting in award-winning products; a savvy and experienced team; an on-ramp for national distribution growth; a unique go-to-market growth route through the TBN; and creative marketing strategies. We believe few participants in the craft spirits segment can point to a similar collection of assets and opportunities.

Regulatory Matters

Along with our distributors, retail accounts and ingredients and packaging suppliers, we are subject to extensive regulation in the United States by federal, state and local government authorities with respect to registration, production processes, product attributes, packaging, labeling, storage and distribution of the craft spirits, RTD canned cocktails and other products we produce. When we work with tribes, we are also subject to certain tribal requirements.

We are subject to state and local tax requirements in all states in which our products are sold, as well as federal excise taxes on spirits we remove from bond. We monitor the requirements of relevant jurisdictions to maintain compliance with all tax liability and reporting matters. In states in which we maintain distilleries and tasting rooms, we are subject to several governmental authorities, including city and county buildings, land use, licensing and other codes and regulations.

We have contracted with a third party to manage our regulatory licensing and renewal activities. We maintain licenses that enable us to distribute our craft spirits and RTD pre-mixed cocktails in all 50 states plus Washington, D.C., and to sell directly to consumers in 46 states via a three-tier compliant third-party firm. We currently utilize software tools available to the industry and work with our license compliance service provider to navigate and manage the complex state-by-state tax and other regulations that apply to our operations in the alcoholic beverage industry. This has enabled us to expand our operations and to grow our revenue while reducing the administrative burden of tax compliance, reporting and product registration. We plan to leverage our expertise and relationships with third-party service providers in this area to assist tribes participating in the TBN.

Alcohol-related regulation

We are subject to extensive regulation in the United States by federal, state and local laws and regulations regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”) and the Food and Drug Administration (the “FDA”). The TTB is primarily responsible for overseeing alcohol production records supporting tax obligations, issuing spirits labeling guidelines, including input and alcohol content requirements, as well as reviewing and issuing certificates of label approval, which are required for the sale of spirits and alcoholic beverages through interstate commerce. We carefully monitor compliance with TTB rules and regulations, as well as the state laws of each state in which we sell our products. In the states in which our distilleries are located, we are subject to alcohol-related licensing and regulations by many authorities, including the state department of alcohol beverage control or liquor control. State agents and representatives investigate applications for licenses to sell alcoholic beverages, report on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted and enforce state alcoholic beverages laws. We are subject to municipal authorities with respect to aspects of our operations, including the terms of our use permits. These regulations may limit the production of alcoholic beverages and control the sale of alcoholic beverages, among other elements.

Employee and occupational safety regulation

We are subject to certain state and federal employee safety and employment practices regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act (“OSHA”), and regulations governing prohibited workplace discriminatory practices and conditions, including those regulations relating to COVID-19 virus transmission mitigation practices. These regulations require us to comply with manufacturing safety standards, including protecting our employees from accidents, providing our employees with a safe and non-hostile work environment and being an equal opportunity employer. We are also subject to employment and safety regulations issued by state and local authorities.

Environmental regulation

Due to our distilleries and production activities, we and certain third parties with which we work are subject to federal, state and local environmental laws and regulations. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogs to federal regulations and authorities intended to perform similar purposes.

Privacy and security regulation

We collect personal information from individuals. Accordingly, we are subject to several data privacy and security related regulations, including but not limited to: U.S. state privacy, security and breach notification laws; the General Data Protection Regulation (“GDPR”); and other European privacy laws, as well as privacy laws being adopted in other regions around the world. In addition, the Federal Trade Commission and many state attorneys general have interpreted existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of information about individuals. Certain states have also adopted robust data privacy and security laws and regulations. In response to such data privacy laws and regulations and those in other countries in which we do business, we have implemented several technological safeguards, processes, contractual third-party provisions, and employee trainings to help ensure that we handle information about our employees and customers in a compliant manner. We maintain a global privacy policy and related procedures and train our workforce to understand and comply with applicable privacy laws.

Intellectual Property

We strive to protect the reputation of our brand. We establish, protect and defend our intellectual property in several ways, including through employee and third-party nondisclosure agreements, copyright laws, domestic and foreign trademark protections, intellectual property licenses and social media and information security policies for employees. We have been granted over 75 trademark registrations in the United States for, among others, Heritage Distilling®, Heritage Distilling Co. (Stylized)®, our HDC Logo®, Cask Club®, Tribal Beverage Network® and the individual names and logos of certain of our products and numerous trademark registrations in other countries for the Heritage Distilling®, Heritage Distilling Co. (Stylized)®, HDC Logo® marks and the names and logos of certain Heritage products. We expect to continue to file trademark applications to protect our spirits brands.

We have also been granted copyright registration in the first version of our website located at www.heritagedistilling.com. Information contained on or accessible through our website is not incorporated by reference in or otherwise a part of this prospectus. As a copyright exists in a work of art once it is fixed in tangible medium, we intend to continue to file copyright applications to protect newly-developed works of art that are important to our business.

We also rely on, and carefully protect, proprietary knowledge and expertise, including the sources of certain supplies, formulations, production processes, innovation regarding product development and other trade secrets necessary to maintain and enhance our competitive position.

Human Capital

As of September 30, 2024, we had 101 employees, of which 33 worked part-time. Of our 101 employees, we employed 15 in corporate and administrative capacities, 9 in marketing and sales and e-commerce activities, 54 in retail activities, 22 in production, warehouse and product development activities and 1 dedicated to TBN activities. None of our employees is covered by a collective bargaining agreement.

We believe our employees are key to achieving our business objectives. Our key human capital measures include employee safety, turnover, absenteeism and productivity. We frequently benchmark our compensation practices and benefit programs against those of companies in comparable industries and in the geographic areas where our facilities are located. We believe our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Our notable health, welfare and retirement benefits include:

●	company-subsidized health insurance;

●	401(k) Plan;

●	tuition assistance program via FSA savings plan; and

●	paid time off.

Employee safety is one of our top priorities. We develop and administer company-wide policies designed to ensure the safety of each team member and compliance with OSHA standards. Throughout the COVID-19 pandemic, we were deemed an essential employer and continued to operate with COVID-19 prevention protocols in place to minimize the risk of the spread of COVID-19 in our workplaces. Many of our administrative staff were required to work from home.

We strive for workforce retention with semi-annual retention bonuses for hourly employees and critical new hires. New and open positions are posted for viewing by our current workforce, and internal promotions are encouraged.

We strive to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. We require and provide training for our employees covering harassment, discrimination and unconscious bias. This training is tracked and recorded by us and is mandatory for all new hires. Our employees have multiple avenues available through which inappropriate behavior can be reported, including a confidential hotline. Our policies require all reports of inappropriate behavior to be promptly investigated with appropriate action taken.

Seasonality

We experience some seasonality whereby the peak summer months and the winter holidays show a higher level of sales and consumption. However, the structure of our business and range of products in our portfolio are designed to mitigate major fluctuations. Based on historical activities, more than one-third of our annual revenue is earned in the fourth quarter of each year, and absent a major disruption or change in operations, management does not anticipate that to change in the foreseeable future.

Properties

We maintain our principal corporate offices, distribution warehouse and barrel-aging rickhouse in Gig Harbor, Washington. We have production distilleries in both Tumwater, Washington and Eugene, Oregon. We also maintain retail tasting rooms in Gig Harbor, Roslyn and Tumwater, Washington and two tasting rooms in Eugene, Oregon. All of our facilities are leased, and we believe our facilities are adequate for our current needs and that suitable additional space will be available on commercially-acceptable terms as required.

Legal Proceedings

We may be subject to legal disputes and subject to claims that arise in the ordinary course of business. Although the results of such litigation and claims in the ordinary course of business cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our business, results of operations, cash flows or financial condition. Regardless of outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. Currently, there is no litigation pending against our company that could materially affect our company.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers
Justin Stiefel	49	Chairman, Chief Executive Officer, and Treasurer
Jennifer Stiefel	49	Director, President, and Secretary
Michael Carrosino	63	Executive Vice President of Finance, Chief Financial Officer
Beth Marker	64	Senior Vice President of Retail Operations
Danielle Perkins	35	Senior Vice President of Wholesale Operations
Non-Employee Directors
Troy Alstead	61	Director
Christopher H. Smith	86	Director
Matthew J. Swann	54	Director
Eric S. Trevan, Ph.D.	48	Director
Andrew Varga	58	Director
Jeffery Wensel, M.D., Ph.D.	63	Director

Executive Officers

Justin Stiefel was a co-founder of our company and has been our Chief Executive Officer and a director since 2011 and Treasurer and Chairman of the Board since 2022. Mr. Stiefel is the driving force behind our focus on consumer-friendly products and experiences and is the creator of the TBN concept, having worked in 2018 to secure in Congress the repeal of an 1834 statute that prohibited distilling in Indian country. Prior to our founding, Mr. Stiefel served as a top staff member in the United States Senate, first as Deputy Press Secretary, then Legislative Aide, then Chief Counsel to the senior Senator for Alaska, Ted Stevens. He then become one of the youngest Chiefs of Staff in the history of the U.S. Senate for Lisa Murkowski, the junior Senator for Alaska. In 2004, Mr. Stiefel joined the international law firm of Dorsey and Whitney LLP as Of Counsel. Mr. Stiefel later formed his own consulting firm assisting clients, individual businesses and tribes (American Indian, Alaskan Native and Native Hawaiians), with their needs in advancing legislation, regulations and policy initiatives in Washington, DC. Mr. Stiefel holds a BS in Chemical Engineering from the University of Idaho and a Juris Doctor from Catholic University of America, where he graduated in the top ten in his class, Magna Cum Laude. He has also completed coursework at the United States Naval War College, focused on strategic decision making. He has served as a director for several non-profit organizations and sits on the Milgard Executive Counsel at the Milgard School of Business at the University of Washington. Mr. Stiefel is a member of three bar associations, in Washington State, Alaska and Washington, DC. He is active in advocating for legislative modernization in spirits, liquor laws and regulations, including drafting and negotiating legislative and regulatory changes at the state and federal levels on behalf of the craft spirits industry.

Jennifer Stiefel was a co-founder of our company, has been our President and a director since 2011 and Secretary since 2022. She oversees our brand preservation and consumer experience portions of our operations to ensure consistency and excellence throughout. She also is an instrumental part of the executive team focused on growing the TBN. Prior to our founding, Ms. Stiefel served in the United States Senate as a staff member of the Senate Appropriations Committee. She subsequently taught elementary school in Virginia, acting as team lead for science. In her younger years she worked in her family’s manufacturing business in Alaska, growing up to work in all facets of the company. She holds a BA in Elementary Education from the University of Idaho and a Masters in Instructional Education from Central Michigan University. Ms. Stiefel is a director for several non-profit organizations. Ms. Stiefel is the wife of Justin Stiefel, our Chairman and Chief Executive Officer.

Michael Carrosino has served as our Executive Vice President of Finance and Chief Financial Officer since November 25, 2024. Prior to that, he served as Executive Vice President of Finance and Acting Chief Financial Officer from June 2023 to November 2024. Mr. Carrosino is a veteran Finance and Operations executive with over 40 years of experience across multiple public and private industries. Mr. Carrosino’s functional experience is broad in the areas of Accounting, FP&A, Human Resources, and Operations and includes multiple acquisitions and divestitures, fundraisings, restructurings and other strategic events. Since January 2017, Mr. Carrosino held several independent fractional/interim chief financial officer consulting roles through CFO Selections, a provider of fractional chief financial officer and controller services, and related recruiting and placement. While with CFO Selections, Mr. Carrosino provided fractional chief financial officer services for several companies in various industries, including: Foss Maritime (marine services); The Space Needle (tourism and hospitality); Oberto Brands (consumer meat snacks); and, Concure Oncology (cancer treatment). From October 1999 to January 2017, Mr. Carrosino held several senior-level/chief financial officer positions, including: CFO & Co-Founder of Tatoosh Distillery (June 2010 to July 2014); CFO of SASH Senior Home Sale Services (real estate services) (November 2011 to January 2014); VP Finance/CFO of Maxwell IT (outsourced IT/EMR IT services) (January 2005 to October 2008); VP Finance/CFO of Hyperion Innovations/ColdHeat (innovative consumer products) (June 2006 to October 2008); CFO & Treasurer of Pacific Biometrics OTC: PBME.OB (lab services) (June 2003 to October 2004); VP Finance/CFO of Inologic, Inc. (start-up biotechnology) (May 2002 to June 2003); CFO & Co-Founder of Vrtise (VPN B2C Information Distribution Network) (January 2001 to June 2003); VP Finance of Classmates.com (online directory) (April 2000 to December 2000); CFO of VacationSpot (vacation rental website) (October 1999 to April 2000 sale to Expedia); VP Finance of Advanced Research Systems (EMR software developer) (January 1999 to September 1999); and, Acting CFO for America Online’s Sprynet division (February 1998 acquisition from CompuServe to December 1998 sale to MindSpring). Mr. Carrosino’s prior experience includes tenures with Cell Therapeutics, Inc. from 1993 to 1997 where he managed the SEC Form 10 Registration, IPO, and subsequent SEC filings; Esterline Technologies from 1988 to 1993 where his responsibilities included all SEC filings; and, Arthur Andersen from 1981 to 1987. Mr. Carrosino has also served on a number of non-profits Boards, including Treasurer and Director of Festa Italiana (since 1989); Treasurer and Board Member of Whim W’him Dance Company (2009 to 2012); and Trustee of Seattle Yacht Club (2019 to 2022). Mr. Carrosino is a CPA-inactive (State of WA). He received a B.A. degree in Humanities in 1980 and a B.A. degree in Business Administration — Accounting in 1981 from Seattle University.

Beth Marker has served as our Senior Vice President of Retail Operations since February 2024. She joined our company in 2017 to launch the Roslyn, WA location. She recently initiated a Retail Realignment Project that under her new role as SVP of Retail Operations, seeks to drive increasingly robust and cost-effective growth across all retail channels. With decades of experience in field sales, project management and marketing, she built an extensive career launching new products and brand assets on a national level. Prior to joining our company, she held various executive positions within the cosmetic and fragrance industry at both Revlon and Lancôme before joining Nordstrom in product development. After relocating to the Cascade foothills of central Washington, Ms. Marker joined Safeway’s store management group where she further honed her skills in product promotion, diversity and retail management. Having grown up on her generational family farm in Indiana, she learned the value of maximizing resources early on. She holds a BS in Fine Arts Administration from Butler University. Ms. Marker has served as a director for various local non-profits.

Danielle Perkins has served as our Senior Vice President of Wholesale Operations since February 2024 and has been with our company since 2018. She brings 14 years of experience in the alcohol industry and oversees wholesale sales and distribution, including managing our wholesale sales team and contractors, setting goals and targets for our sales team and our distribution partners, overseeing the data resulting from wholesale sales and then reporting on the same to management. Ms. Perkins previously held the roles of Regional Vice President of Sales — West and Vice President of Control States. During this time, she has overseen expansion, distribution and sales in over 20 states for our company and our brands. Before joining our company, Ms. Perkins worked as a Sales Manager with New Holland Brewing Company, managing spirit sales and distributor partners in the Midwest. She began her career in the beverage industry working on-premises as a Beverage Director in Chicago, IL. She holds a BA in Musical Theatre from Columbia College Chicago.

Non-Employee Directors

Troy Alstead joined our board of directors on November 25, 2024. Since 2017, Mr. Alstead has been the founder and proprietor of Ocean5 and Table 47, concepts opened in 2017 for dining, entertainment and events. In February 2016, Mr. Alstead retired from Starbucks Corporation (Nasdaq: SBUX), an American coffee company and coffeehouse chain, after 24 years with the company, having most recently served as Chief Operating Officer. Mr. Alstead served as Chief Operating Officer beginning in 2014. From 2008 to 2014, Mr. Alstead served as that company’s Chief Financial Officer and Chief Administrative Officer. Additionally, Mr. Alstead served as Group President from 2013 until his promotion to Chief Operating Officer. Mr. Alstead joined Starbucks in 1992 and over the years served in several operational, general management, and finance roles. Mr. Alstead spent a decade in Starbucks’ international business, including roles as Senior Leader of Starbucks International, President Europe/Middle East/Africa headquartered in Amsterdam, and Chief Operating Officer of Starbucks Greater China, headquartered in Shanghai. Mr. Alstead is also a member of the board of directors of Levi Strauss & Co. (NYSE: LEVI), Harley-Davidson, Inc. (NYSE: HOG), Array Technologies Inc. (Nasdaq: ARRY), OYO Global and RASA Indian Grill. Mr. Alstead earned a B.A. in business administration from the University of Washington.

Christopher H. “Toby” Smith has been a director of our company since 2022. Mr. Smith is actively engaged in the practice of law in representing both domestic and international corporate clients. At the outset of his career he was a partner of the New York firm of Whitman & Ransom (now Winston & Strawn LLP.) and later served as Of Counsel to the firm of Foley & Lardner. Mr. Smith is licensed to practice law in New York, Connecticut and Washington, D.C. Mr. Smith founded and, since February 1986 has been, an attorney at Alexander, Smith & Company, Inc., a Connecticut-based legal and financial advisory firm. Mr. Smith has served numerous public and private enterprises, nationally and internationally, as Executive Chairman of the Board, Lead Director, Chief Executive Officer, Chief Financial Officer, and General Counsel. Representative experience includes Puma USA, Sylvania International, Escada, London Fog, Medical Staffing Network, Barnes Engineering, Atkins Nutritionals, Thompson Media, and Oneida, Ltd. Mr. Smith also served as Chief Executive Officer of the Wildlife Conservation Society, which is better known as the Bronx Zoo. Mr. Smith is a graduate of Williams College and the Yale Law School. His post-graduate work included clerkships on the United States Court of Appeals in Washington, D.C. and the Supreme Court of Connecticut. He also served as a Fellow of the Organization of American States and studied comparative law in Venezuela.

Matthew J. Swann was appointed to our board on January 6, 2025. Mr. Swann is a Strategic Advisor and Chief Technology Officer (CTO) with decades of experience in the technology industry, specializing in cloud computing, fintech and digital payments and technology transformation. Since January 2023, Mr. Swann has been the President of Foo Services, a technology consulting firm. From March 2021 to February 2023, he served as CTO at NuBank (NYSE: NU), one of the world’s largest digital financial services platforms, where he drove innovation, growth and strategy across product and platform development. From 2018 to March 2021, he served as CTO of Booking.com (NASDAQ: BKNG), an online travel agency. Before Booking.com, he held senior-level technology positions with several international companies, including establishing and overseeing all international digital payment platforms as a Vice President at Amazon (NASDAQ: AMZN) for nearly a decade, serving as CTO for StubHub, and serving as Chief Information Officer for Citibank (NYSE: C) overseeing its Global Consumer Bank, Cards, Payments and Digital divisions. Currently, Mr. Swann serves as a Director at Payfare Inc. (TSE: PAY), where he supports digital innovation and transformation strategies. He also serves as a non-executive Director at Thredd Payments, a London-based fintech firm. He received a Bachelor of Science degree, Computer Information Systems, from Arizona State University.

Eric S. Trevan, Ph.D. has been a director of our company since 2022. Dr. Trevan has been an Assistant Professor at California State University San Marcos since 2020 and was previously a Visiting Scholar of Innovation, Business and Economic Policy for Tribal Nations at the Evergreen State College from 2016 to 2021. Since January 2019, he has also served as President of Local Solutions, an artificial intelligence (AI) market analytics company. Dr. Trevan is an economist and is regarded as a thought leader on Native economies and economic policy, specializing in complex financial arrangements that mediate public and private regulations, policies and economic resources. Beginning in 2021, Dr. Trevan served as Chairman of Twelve Clans Inc., the sovereign wealth fund of the Ho-Chunk Nation, has served since 2022 on the Boards of Directors of Gun Lake Investments, the non-gaming investment arm of the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, has served since 2022 on the board of directors of Northern Initiatives, a non-profit Community Development Financial Institution, has served since 2017 on the board of directors of the Noo-Kayet Development Corporation, the economic development arm of the Port Gamble S’Klallam Tribe, and has served since 2019 on the board of directors of the Cheyenne and Arapaho Business Development Corporation of the Cheyenne and Arapaho Tribes. Dr. Trevan was formerly a Policy Advisor to the Treasury Tribal Advisory Committee at the U.S. Department of Treasury. Dr. Trevan has a Ph.D. from Arizona State University Watts College of Public Solutions, Community Resources and Development (Local and Native Economies), a Master’s Degree in Administration (Public Administration) from Central Michigan University, and a Bachelor’s Degree in Public Administration/Economics from Western Michigan University. He is a Tribal citizen of the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, Gun Lake Tribe in Michigan.

Andrew Varga joined our board of directors on November 25, 2024, and has served as a consultant to our company since April 2023. Since June 2015, Mr. Varga has been the founder and principal of AV Train Consulting, a strategy and marketing consulting firm primarily serving the pizza, wine and bourbon industries. From July 2013 to February 2015, Mr. Varga was the President of Zimmerman Advertising, an advertising firm. From September 2009 to July 2013, Mr. Varga served as Senior Vice President and Chief Marketing Officer of Papa John’s International, Inc. (Nasdaq: PZZA). From January 1988 to September 2009, Mr. Varga held various executive positions with Brown-Forman Corporation (NYSE: BF-A; BF-B), a company engaged in the production and distribution of alcoholic beverages, including Jack Daniel’s Tennessee Whiskey and its associated brand extensions, Woodford Reserve and Old Forester. Mr. Varga was responsible for the company’s Wines and Spirits portfolio in the North American Region, Mr. Varga was Senior Vice President/Managing Director, Wines Marketing, with global responsibility for the wine portfolio, Vice President/Director of Corporate Strategy, leading Brown-Forman’s strategic planning process and reporting to the company’s Chairman and Chief Executive Officer, and various positions of increasing responsibility for Brown-Forman, including Brand Director for Korbel Champagne. While at Brown-Forman, he helped launch the Woodford Reserve and Old Forester brands. Mr. Varga received a BBA degree from the University of Kentucky and an M.B.A. degree from Queens College.

Jeffery Wensel, M.D., Ph.D. has been a director of our company since 2017. Dr. Wensel is a practicing neuroradiologist and inventor with multiple patents to his name since 1995. Dr. Wensel’s fascination with distillation and spirits began years before his medical education. He earned his medical degree from the University of Iowa in 1990. Dr. Wensel completed his residency at the University of Arizona and his Neuroradiology Fellowship at the UCLA Medical Center in Los Angeles. For more than the past five years, Dr. Wensel has engaged in the private practice in radiology in Eugene, Oregon and has consulted for other doctors around the U.S. Dr. Wensel is fluent in a Spanish and has functioning knowledge of nine other languages. He is active in our Eugene operations and is focused on leading our efforts around rum production.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the CFTC to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being the subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being the subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Composition and Structure; Director Independence

Our business and affairs are managed under the direction of our board of directors. As of the closing of this offering, our board of directors consists of eight members. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors are divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class are eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Set forth below is information regarding the membership of each class of directors, effective as of the closing of this offering.

Director:	Initial Term Expires:
Class I Directors:	At the 2027 annual meeting of stockholders
Justin Stiefel
Troy Alstead
Eric S. Trevan, Ph.D.

Class II Directors:	At the 2026 annual meeting of stockholders
Jennifer Stiefel
Andrew Varga
Matthew J. Swann

Class III Directors:	At the 2025 annual meeting of stockholders
Jeffrey Wensel, M.D., Ph.D.
Christopher (Toby) Smith

While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, we believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow our board of directors to fulfill its responsibilities. As set forth in our corporate governance guidelines, when considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors and director nominees will provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Our board of directors expects a culture of ethical business conduct. Our board of directors encourages each member to conduct a self-review to determine if he or she is providing an effective service to our company and our stockholders. Should it be determined that a member of our board of directors is unable to effectively act in the best interests of our stockholders, such member would be encouraged to resign.

Board Leadership Structure

Our amended and restated bylaws and our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure is in the best interests of our company. Justin Stiefel currently serves as our Chief Executive Officer and Chairman of the Board.

As Chairman of the Board, Mr. Stiefel’s key responsibilities include facilitating communication between our board of directors and management, assessing management’s performance, managing board members, preparation of the agenda for each board meeting, acting as chair of board meetings and meetings of our company’s stockholders and managing relations with stockholders, other stakeholders and the public.

We will continue to take steps to ensure that adequate structures and processes are in place to permit our board of directors to function independently of management. The directors are be able to request at any time a meeting restricted to independent directors for the purpose of discussing matters independently of management and are encouraged to do so should they feel that such a meeting is required. Further, at the conclusion of each regular or special meeting of the board of directors, the Chairman inquires of the Lead Director and/or the independent members of the Board if they wish to meet in executive session. Minutes of the executive session are taken by the Lead Director and filed with the minutes of our company but sealed unless corporate action is taken.

Committees of our Board of Directors

The standing committees of our board of directors consist of an audit committee, a compensation committee, a nominating and corporate governance committee and a technology and cryptocurrency committee. Each of the committees reports to our board of directors as they deem appropriate and as our board may request. Each of the first three committees listed above has a committee charter setting out the mandate of such committee, including the responsibilities of the chair of such committees. The charter for the technology and cryptocurrency committee will be developed and adopted after the closing of this offering.

The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The audit committee is responsible for, among other matters:

●	appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them;

●	overseeing our independent registered public accounting firm’s qualifications, independence and performance;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and

●	reviewing and approving related person transactions.

Our audit committee consists of three of our directors, Messrs. Alstead, Smith and Dr. Trevan, each of whom meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and the Nasdaq rules. Mr. Alstead serves as chairman of our audit committee. Our board of directors has determined that Mr. Alstead qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act. Our board of directors has adopted a written charter for the audit committee, which is available on our corporate website at www.HeritageDistilling.com. The information on our website is not part of this prospectus.

Compensation Committee

The compensation committee is responsible for, among other matters:

●	reviewing key employee compensation goals, policies, plans and programs;

●	reviewing and approving the compensation of our directors, chief executive officer and other executive officers;

●	producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	administering our stock plans and other incentive compensation plans.

Our compensation committee consists of three of our directors, Dr. Trevan, Mr. Swann and Dr. Wensel, each of whom meets the definition of “independent director” under the rules of Nasdaq and the definition of non-employee director under Rule 16b-3 promulgated under the Exchange Act. Dr. Trevan serves as chairman of our compensation committee. Our board of directors has adopted a written charter for the compensation committee, which is available on our corporate website at www.HeritageDistilling.com. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other matters:

●	determining the qualifications, qualities, skills and other expertise required to be a director and developing and recommending to the board for its approval criteria to be considered in selecting nominees for director;

●	identifying and screening individuals qualified to become members of our board of directors, consistent with criteria approved by the Committee and our board of directors;

●	overseeing the organization of our board of directors to ensure that the duties and responsibilities of the board are discharged properly and efficiently;

●	reviewing the committee structure of the board of directors and the composition of such committees and recommending directors for appointment to each committee together with recommendations for the Chairs of such committees; and

●	identifying best practices for the board’s discharge of its duties and responsibilities including policies and principles that ensure good governance throughout the enterprise.

Our nominating and corporate governance committee consists of three of our directors, Messrs. Smith, Alstead and Swann, each of whom meets the definition of “independent director” under the rules of Nasdaq. Mr. Smith serves as chairman of our nominating and corporate governance committee. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our corporate website at www.HeritageDistilling.com. The information on our website is not part of this prospectus.

Technology and Cryptocurrency Committee

Our Technology and Cryptocurrency Committee is responsible for, among other things,

●	evaluating our current use of technology, including security protocols, selection of software and vendors, and safeguarding of data and information;

●	evaluating new technology that may be able to create efficiencies for our processes, improve sales or revenue opportunities, allow us to reach new customers or otherwise improve our overall operations;

●	developing and recommending to the full board the adoption of a Bitcoin Treasury Policy to include policies regarding accepting, acquiring, holding, using and disposing of such cryptocurrency and other developments related to such policy, and then monitoring on an ongoing basis the implementation of the same;

●	create recommendations for our use of AI in our processes to advance the business; and

●	develop new strategies for us to grow the enterprise as new technological opportunities arise.

Our technology and cryptocurrency committee consists of four of our directors, Messrs. Swann and Dr. Trevan, each of whom meets the definition of “independent director” under the rules of Nasdaq and Mr. Varga and Mr. Stiefel. Mr. Swann serves as chairman of our technology and cryptocurrency committee committee. Our board of directors will adopted a written charter for the technology and cryptocurrency committee, to be developed by that committee after the closing of this offering, which will be available on our corporate website at www.HeritageDistilling.com, upon its adoption. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of another entity that had one or more of its executive officers serving as a member of our board of directors or compensation committee. None of our compensation committee members, when appointed, will have at any time been one of our officers or employees.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate.

Director Term Limits

Our board of directors has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals serving as directors as it does not believe that such a limit is in the best interests of our company. Our nominating and corporate governance committee will annually review the composition of our board of directors, and its collective and individual performance. Our board of directors will strive to achieve a balance between the desirability of its members having a depth of relevant experience, on the one hand, and the need for renewal and new perspectives, on the other hand.

Diversity Policy

Our board of directors is committed to nominating the best individuals to fill director and executive roles. Our board has not adopted policies relating to the identification and nomination of diverse directors and executives as it does not believe that it is necessary in the case of our company to have such written policies at this time. Our board of directors believes that diversity is important to ensure that board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. We have not adopted a target regarding diverse candidates on our board or in executive officer positions as our board believes that such arbitrary targets are not appropriate for our company. We currently have one female director on our board, one Native American director and three women holding an executive position within our company.

Risk Oversight

Our board of directors oversees the risk management activities designed and implemented by our management. Our board of directors executes its oversight responsibility for risk management both directly and through its committees. The full board of directors also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors regularly receives detailed reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors has delegated to the audit committee the principal oversight of our risk management process. Our other board committees, however, also consider and address risks and risk management as they perform their respective committee responsibilities. All committees report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise risk.

Code of Ethics

Our board of directors has adopted a Code of Ethics that applies to all of our employees, contractors, and consultants, including our chief executive officer, (acting) chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.HeritageDistilling.com by clicking on “Investors.” If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address within four business days of such amendment or waiver. The information on our website is not part of this prospectus.

Our board of directors, management and all employees of our company are committed to implementing and adhering to the Code of Ethics. Therefore, it is up to each individual to comply with and follow the Code of Ethics. If an individual is concerned that there has been a violation of the Code of Ethics, he or she will be able to report in good faith to his or her superior. While a record of such reports will be kept confidential by our company for the purposes of investigation, the report may be made anonymously and no individual making such a report will be subject to any form of retribution.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to any individual who served as chief executive officer at any time during the year ended December 31, 2024 and each other person who was serving as an executive officer of our company at the end of such year whose total compensation exceeded $100,000. These individuals are referred to in this prospectus as the “named executive officers”. For each executive officer who also served as a director of our private company, we have included in such compensation any compensation earned as stock awards and deferred and accrued cash fees for service as a director.

Name and Principal Position	Year	Salary(1)	Bonus(1)	Stock Awards(2)	All Other Compensation(3)	Total
Justin Stiefel	2024	$135,160	—	$160,000	$9,167	$304,327
Chief Executive Officer; Treasurer	2023	98,653	—	—	10,000	108,653

Jennifer Stiefel	2024	139,367	—	160,000	9,167	308,534
President; Secretary	2023	97,962	—	—	10,000	107,962

Michael Carrosino(4)	2024	210,674	—	—	—	210,674
Executive Vice President, Finance; Chief Financial Officer	2023	35,464	—	—	—	35,464

Beth Marker	2024	175,639	—	6,000	—	181,639
SVP Retail Operations	2023	84,917	—	—	—	84,917

Danielle Perkins	2024	163,215	—	10,000	—	173,215
SVP Wholesale	2023	150,831	—	—	—	150,831

(1)	Does not include deferred compensation from 2023 and 2024 that will be paid in 2025, as follows:

●	$63,076 to Justin Stiefel;

●	$63,076 to Jennifer Stiefel;

●	$107,395 to Michael Carrosino;

●	$4,000 to Beth Marker;

●	$46,876 to Danielle Perkins.

(2)	Represents the aggregate grant date fair value of restricted stock units granted to the executive officer during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. These amounts do not reflect the actual value that will eventually be realized by the executive officer at the time the award becomes vested.

(3)	Other compensation consisted of deferred compensation payable for service as a director. Fees were paid out following the closing of our November 2024 initial public offering. Since the closing of our initial public offering, employee directors are no longer eligible to receive additional compensation for service on the board.

(4)	Michael Carrosino became our Executive Vice President of Finance and Acting Chief Financial Officer in June 2023 and became our Chief Financial Officer in November 2024.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024, regarding our compensation plans under which equity securities are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan category(1)	(a)	(b)	(c)
2019 Equity compensation plan approved by security holders	251,600	$14.44	4,900
2024 Equity compensation plan approved by security holders	—	—	2,500,000
Total	251,600	$14.44	2,504,900

Equity Incentive Plans

2019 Equity Incentive Plan.

On April 25, 2019, our board of directors adopted our 2019 Equity Incentive Plan (the “2019 Plan”) to provide an additional means to attract, motivate, retain and reward selected employees and other eligible persons. Our stockholders approved the plan on or about April 25, 2019. Employees, officers, directors and consultants that provided services to us or one of our subsidiaries were eligible to receive awards under the 2019 Plan. Awards under the 2019 Plan were issuable in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards.

As of September 30, 2024, stock grants of an aggregate of 243,089 restricted stock units and 6,011 options had been made under the 2019 Plan, and 7,400 shares authorized under the 2019 Plan remained available for award purposes.

Our board of directors may amend or terminate the 2019 Plan at any time. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2019 Plan is not exclusive — our board of directors and the Compensation Committee of the board may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The 2019 Plan will terminate on April 25, 2029. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options under the 2019 Plan is seven years after the initial date of the award, unless the options were granted to a stockholder holding stock with more than ten percent of the total combined voting power of all classes of stock of the Company, in which case the maximum term will be five years.

2024 Equity Incentive Plan.

In November 2024, our board of directors adopted and our stockholders approved our 2024 Equity Incentive Plan (the “2024 Plan”).

Purpose. The purpose of our 2024 Plan is to encourage and enable our officers, employees, directors and other key persons (including consultants and prospective employees) upon whose judgment, initiative and efforts we largely depend for the successful conduct of our business to acquire a proprietary interest in our company.

Eligibility. Participants in our 2024 Plan may include full or part-time officers, employees, directors and key persons (including advisors and consultants) of our company who are selected to receive awards from time to time by the administrator in its sole discretion.

Administration. Our 2024 Plan is administered by our compensation committee, or, if at any time our compensation committee is not in existence, our board of directors. In addition, to the extent applicable law permits, our board of directors may delegate any of its authority under our 2024 Plan to another committee or one or more officers, and our compensation committee may delegate any of its authority hereunder to one or more officers, except that no such delegation is permitted with respect to awards made to individuals who are subject to Section 16 of the Exchange Act unless the delegation is to another committee consisting entirely of “nonemployee directors” within the meaning of Rule 16b-3 of the Exchange Act. Subject to the provisions of our 2024 Plan, the administrator has the power to administer the plan, including but not limited to, the power to select the eligible officers, employees, directors, and key employees to whom awards are granted; to determine the number of shares to be covered by each award; to determine the terms and conditions of any award and to amend any outstanding award.

Authorized Shares. 2,500,000 shares of our common stock were authorized for issuance under our 2024 Plan. All authorized shares may be issued as described below under Types of Awards. The shares available for issuance may be authorized but unissued shares or shares reacquired by us and held in its treasury. The share reserve under our 2024 Plan is depleted by the maximum number of shares, if any, that may be issuable under an award as determined at the time of grant. However, awards that may only be settled in cash (determined at the time of grant) do not deplete the share reserve.

If (i) an award lapses, expires, terminates or is cancelled without the issuance of shares, (ii) it is determined during or at the conclusion of the term of an award that all or some portion of the shares with respect to which the award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (iii) shares are forfeited under an award, (iv) shares are issued under any award and we subsequently reacquire them pursuant to rights reserved upon the issuance, (v) an award or a portion thereof is settled in cash, or shares are withheld by us in payment of the exercise price or withholding taxes of an award, then such shares will be recredited to the reserve and may again be used for new awards. However, shares recredited to reserve pursuant to clause (iv) in the preceding sentence may be subject to further restrictions as called for in the 2024 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards shall not count against the overall share limit in the 2024 Plan.

Adjustments to Shares. If, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in our capital stock, the outstanding shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of our company, or additional shares or new or different shares or other securities of our company or other non-cash assets are distributed with respect to such shares or other securities, or, if, as a result of any merger, consolidation or sale of all or substantially all of our assets, the outstanding shares are converted into or exchanged for a different number or kind of securities of our company or any successor entity (or a parent or subsidiary thereof), the administrator will make an appropriate or proportionate adjustment if allowed or required in (i) the maximum number of shares reserved for issuance under our 2024 Plan; (ii) the number and kind of shares or other securities subject to any then outstanding awards under our 2024 Plan; and (iii) the exercise price for each share subject to any then outstanding stock options. If required, the administrator also may adjust the number of shares subject to outstanding awards and the exercise price and the terms of outstanding awards to take into consideration material changes in accounting practices or principles, extraordinary dividends, acquisitions or dispositions of stock or property or any other event if it is determined by the administrator that such adjustment is appropriate to avoid distortion in the operation of our 2024 Plan, subject to the limitations described in our 2024 Plan.

Effect of a Sale Event. Unless otherwise provided in an award or other agreement, upon a “sale event,” if the successor or surviving corporation (or parent thereof) so agrees, then, without the consent of any holder of an award (or other person with rights in an award), some or all outstanding awards may be assumed, or replaced with the same type of award with similar terms and conditions, subject to adjustments described in our 2024 Plan, by the successor or surviving corporation (or parent thereof) in the sale event. A “sale event” is generally defined for this purpose as (i) any person becoming the beneficial owner of 50% or more of the combined voting power of our then-outstanding securities (subject to exceptions and other limitations described in our 2024 Plan), (ii) our stockholders approving a plan of complete liquidation or dissolution of our company, (iii) the consummation of (a) an agreement for the sale or disposition of all or substantially all of our assets (other than to certain excluded persons), (b) a merger, consolidation or reorganization of our company with or involving any other corporation (subject to specified exceptions), or (iv) a change in the majority of our board of directors that is not approved by a supermajority of the existing board. More detailed descriptions and additional information on limitations relating to each of these sale events is in our 2024 Plan.

If, after a sale event in which the awards are assumed or replaced, the award holder experiences a termination event as a result of a termination of service without cause, due to death or disability, or as a result of a resignation for good reason, in each case within 24 months after a sale event, then the award holder’s awards will be vested in full or deemed earned in full (assuming target performance, if applicable).

To the extent the awards are not assumed or replaced in the sale event, then, (i) each option will become immediately and fully vested and, unless the administrator determines otherwise, will be canceled on the sale event in exchange for a cash payment equal to the excess of the price paid in the sale event over the exercise price of the option as may be required in the Plan, and all options with an exercise price lower than the price paid in the sale event will be canceled for no consideration, (ii) restricted stock and restricted stock units (not subject to performance goals) will be vested in full and settled, along with any accompanying dividend equivalent units, and (iii) all awards subject to performance goals with outstanding performance periods will be canceled in exchange for a cash payment equal to the amount that would have been due under the award if performance had been satisfied at the better of target or the performance trend through the sale event.

Solely with respect to awards granted on and after the completion of this offering, and except as otherwise expressly provided in any agreement with an award holder, if the receipt of any payment by an award holder under the circumstances described above would result in the payment by the award holder of any excise tax provided for in Section 280G and Section 4999 of the Code, then the amount of such payment shall be reduced to the extent required to prevent the imposition of such excise tax.

Limit on Director Awards. The maximum value of awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year to the non-employee director in respect of the director’s service as a member of our board of directors during such year (including service as a member or chair of any committees of the board), shall be established by the administrator for any calendar year, although our board of directors may, in its discretion, make exceptions to any such limits in extraordinary circumstances.

Types of Awards. Awards under our 2024 Plan may consist of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards, restricted stock units, stock appreciation rights or any combination of those awards, or other legal instruments, securities or awards approved by the Compensation Committee of our board of directors. Some provisions of our 2024 Plan relating to these award types are summarized below.

Stock Options. A stock option is an award entitling the recipient to acquire shares, at such exercise price as determined by the administrator (which may not be lower than the fair market value of the underlying shares on the date of grant) and subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationships) and/or achievement of pre-established performance goals and objectives. Stock options granted under our 2024 Plan may be either non-qualified stock options or incentive stock options. Incentive stock options may be granted only to our employees or employees of our subsidiaries and must meet certain requirements specified in our 2024 Plan and the Code. Stock options will become exercisable at such time or times as determined by the administrator at or after the grant date and set forth in the stock option agreement. The administrator may at any time accelerate the exercisability of all or any portion of any stock option.

Restricted Stock. A restricted stock award is a grant (or sale, at such purchase price as determined by the administrator) of shares that are subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationships) or achievement of pre-established performance goals and objectives. The terms and conditions of each such agreement shall be determined by the administrator.

Unrestricted Stock. The administrator may grant (or sell at par value or such higher purchase price determined by the administrator) unrestricted shares, in respect of past services, in exchange for cancellation of a compensation right, as a bonus, or any other valid consideration, or in lieu of any cash compensation due to such individual.

Restricted Stock Units and Dividend Equivalent Units. The administrator may grant restricted stock units representing the right to receive a future payment of cash, the amount of which is determined by reference to our shares, shares or a combination of cash and shares. The administrator will determine all terms and conditions of an award of restricted stock units, including but not limited to the number granted, in what form they will be settled, whether performance goals must be achieved for the restricted stock units to be earned, the length of any vesting or performance period and the date of payment, and whether the grant will include dividend equivalent units. The administrator will determine all terms and conditions of an award of dividend equivalent units, including whether payment will be made in cash or shares. However, no dividend equivalent units may be paid for restricted stock units not earned or that do not become vested.

Stock Appreciation Rights. A stock appreciation right entitles a participant (or other individual entitled to exercise the stock appreciation right) to receive from us upon exercise of the exercisable portion of the stock appreciation right an amount determined by multiplying the excess, if any, of the awarded fair market value or fair grant value, as applicable, of one share of common stock on the date of exercise over the exercise price of the stock appreciation right by the number of shares with respect to which the stock appreciation right is exercised, subject to any limitations of the 2024 Plan or that the administrator may impose. A stock appreciation right may be payable in cash, shares of common stock valued at fair market value or a combination of the two, as the administrator may determine or provide in the award agreement. The administrator will establish each option’s and stock appreciation right’s exercise price per share and shall specify the exercise price in the award agreement. Unless otherwise determined by the administrator, the exercise price will not be less than 100% of the awarded fair market value or fair grant value, as applicable, of one share on the grant date of the option or stock appreciation right. In no event shall the option price per share of any option be less than par value per share of our common stock.

Termination of Employment or Service. Except as otherwise provided in any award agreement or an award holder’s employment offer letter, severance letter or services agreement, or as determined by administrator at the time of the award holder’s termination of employment or service:

●	If the termination is for cause, the award holder will forfeit all outstanding awards immediately upon termination and will not be permitted to exercise any stock options following termination.

●	If the termination is due to the award holder’s death or disability (when the award holder could not have been terminated for cause), the award holder will forfeit the unvested portion of any award, and any vested stock options will remain exercisable until the earlier of the original stock option expiration date or 12 months from the date of termination, subject to calculating the triggering event that begins the tacking period as called for in the 2024 Plan.

●	If the termination was for any reason other than cause, death or disability (when the award holder could not have been terminated for cause), the award holder will forfeit the unvested portion of any award, and any vested stock options will remain exercisable until the earlier of the original stock option expiration date or three months from the date of termination, subject to certain restriction in the 2024 Plan.

Term of Plan and Plan Amendments. Our 2024 Plan will continue until all shares reserved for issuance under it are issued, or, if earlier, until the administrator terminates it as described below. No incentive stock options may be granted after the ten (10) year anniversary of the date of stockholder approval of our 2024 Plan unless the stockholders have approved an extension.

Our board of directors may, at any time, amend, terminate or discontinue our 2024 Plan, except that our stockholders must approve any amendment to the extent approval is required by Section 16 of the Exchange Act, the Code, the listing requirements of any principal securities exchange or market on which our shares are then traded or any other applicable law. In addition, stockholders must approve any amendment to our 2024 Plan that would materially increase the number of shares reserved (except as permitted by the adjustment provisions of our 2024 Plan) or that would diminish the protections afforded by the anti-repricing provisions of our 2024 Plan.

Any termination of our 2024 Plan will not affect the authority of our board of directors and the administrator to administer outstanding awards or affect the rights of award holders with respect to awards previously granted to them.

Award Amendments, Cancellation and Disgorgement. Subject to the anti-repricing and other requirements of our 2024 Plan, the administrator may modify, amend or cancel any award. However, except as otherwise provided in our 2024 Plan or an award agreement, the consent of the award holder is required for any amendment that materially diminishes the holder’s rights under the award. Our 2024 Plan includes exceptions to the consent requirement for actions necessary to comply with applicable law or the listing requirements of securities exchanges, to preserve favorable accounting or tax treatment of any award for our company or to the extent the administrator determines that an action does not materially and adversely affect the value of the award or is in the best interest of the affected award holder or any other person who has an interest in the award.

The administrator has full power and authority to terminate or cause an award holder to forfeit an award, and require an award holder to disgorge to us, any gains attributable to the award, if the award holder engages in any action constituting, as determined by the administrator in its discretion, cause for termination, or a breach of any award agreement or any other agreement between the award holder and us or one of our affiliates concerning noncompetition, non-solicitation, confidentiality, trade secrets, intellectual property, non-disparagement or similar obligations. In addition, any awards granted pursuant to our 2024 Plan, and any shares issued or cash paid pursuant to an award, will be subject to any recoupment or claw-back policy that is adopted by us from time to time, or any recoupment or similar requirement otherwise made applicable to us by law, regulation or listing standards.

Repricing and Backdating Prohibited. Notwithstanding anything in our 2024 Plan to the contrary, and except for the adjustments provided for in our 2024 Plan, neither the administrator nor any other person may (i) amend the terms of outstanding stock options to reduce the exercise or grant price of such outstanding stock options; (ii) cancel outstanding stock options in exchange for stock options with an exercise or grant price that is less than the exercise or grant price of the original stock options; or (iii) cancel outstanding stock options with an exercise or grant price above the current fair market value of a share in exchange for cash or other securities. In addition, the administrator may not make a grant of a stock option with a grant date that is effective prior to the date the administrator takes action to approve the award.

Incentive Plan Awards

We did not make any stock option grants or other equity awards to our executive officers during the year ended December 31, 2023.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to our named executive officers as of December 31, 2024.

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested(1)	Market Value of Shares or Units of Stock that have not Vested(2)
Justin Stiefel
Restricted Stock Unit Award	—	—	—	42,000	$168,000

Jennifer Stiefel
Restricted Stock Unit Award	—	—	—	42,000	$168,000

Beth Marker	—	—	—
Restricted Stock Unit Award	—	—	—	1,500	$6,000

Danielle Perkins	—	—	—
Restricted Stock Unit Award	—	—	—	2,500	$10,000

(1)	All Restricted Stock Unit Awards are “double trigger” and both a service-based component and a liquidity-event component (including applicable lock-up periods) must be satisfied prior to an award being settled. The liquidity-event component of these Restricted Stock Unit Awards consists of (a) a Change of Control (as defined in the related Restricted Stock Unit Award), (b) the expiration of any lock-up in connection with an IPO (as defined in the related Restricted Stock Unit Award), (c) the Sale of a Heritage Brand (as defined in the related Restricted Stock Unit Award) or the sale of any Heritage subsidiary, or any entity in which we have an ownership stake of no less than 10%; or upon our receipt of a third-party valuation or outside investment valuing our company as a whole or any subsidiary at $200 million or more.
(2)	The value reflected is based upon the fair grant value of $4.00 per share.

DIRECTOR COMPENSATION

General

The following discussion describes the significant elements of the expected compensation program for members of the board of directors and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Directors who are also executive officers (each, an “Excluded Director”) are not be entitled to receive any compensation for his or her service as a director, committee member or Chair of our board of directors or of any committee of our board of directors.

Director Compensation

We have accrued, but never paid, a cash retainer to directors for their service on the Board. Independent directors who served in 2024 agreed to defer cash compensation until after our November 2024 offering. Independent directors earned $10,000 per year in cash compensation for services rendered in 2024, calculated pro rata if a full year was not served.

The following table sets forth the aggregate non-employee director compensation earned for services for the year ended December 31, 2024 (excluding compensation to our executive officers set forth in the summary compensation table above). Directors Wensel, Baumann, Trevan, Alstead and Varga agreed to defer receipt of their fees until 2025.

Name	Fees Earned or Paid in Cash(1)	Stock Awards	All Other Compensation	Total ($)
Jeffery Wensel, M.D., Ph.D.	$10,000	$96,000	$—	$106,000
Laura Baumann(2)	1,667	—	—	1,667
Eric S. Trevan, Ph.D.	10,000	8,000	—	18,000
Christopher (Toby) Smith	10,000	8,000	—	18,000
Troy Alstead(3)	833	—	—	833
Andrew Varga(3)	833	—	—	833
Total:	$33,333	$112,000	$—	$145,333

(1)	Represents cash fees payable to the members of our board of directors for the year ended December 31, 2024. Directors agreed to defer their cash fees until 2025.
(2)	Ms. Baumann resigned from our board of directors in February 2024.
(3)	Mr. Alstead and Mr. Varga were appointed to our board of directors at the closing of our November 2024 initial public offering and the fees shown in the table above represents fees for December 2024.

Cash Compensation. Under a new director compensation program adopted in connection with our November 2024 initial public offering, we pay each non-employee director a cash fee, payable quarterly, of $40,000 per year for service on our board of directors.

Committee Fees. If a non-employee director is designated to participate on a committee of our board of directors as either a chairperson or non-chairperson member, such director is entitled to compensation in addition to the quarterly cash fee in accordance with the following table:

	Chair	Member
Audit Committee	$5,000/qtr	$2,500/qtr
Compensation Committee	$5,000/qtr	$2,500/qtr
Nominating and Governance Committee	$5,000/qtr	$2,500/qtr
Technology and Cryptocurrency Committee	$5,000/qtr	$2,500/qtr

Directors serving as chair of a committee only earn the fee associated with their work as Chair; they are not eligible to earn both the Chair fee and the Member fee for their work on the same committee.

Equity Awards:

●   One-Time Initial RSU Award. Each newly appointed non-employee director receives a one-time initial restricted stock unit (“RSU”) award for shares of our common stock, which shares vest in arrears in two equal tranches on the first and second anniversaries of service on our Board. The amount of awards is set by the Compensation Committee.

●   One-Time Initial Stock Option Grant (optional). In addition to the one-time initial RSU Award, each non-employee director shall also be eligible to receive a one-time initial grant of stock options, each in an amount designated by the Compensation Committee of our board of directors, from any equity compensation plan approved by the Compensation Committee of our Board.

●   Annual Grant Eligibility. The Compensation Committee, pursuant to the 2024 Plan, shall develop the award type, eligibility amount, and vesting schedule of awards to be granted to non-employee directors on an annual basis for continued service, concurrent with the Annual Shareholder Meeting.

●   Retaining Awards. Directors who receive such awards for their service on the board will be entitled to keep the vested grants for the year pro rata up to the date of a “qualified event”. A “qualified event” includes (i) death, (ii) incapacitation from which the director is not likely to return, (iii) removal other than for cause, (iv) resignation, (v) voluntarily electing not to stand for re-election, or (vi) not being nominated for election to the board for an additional term. In the case of (v) and (vi), the last date shall be the date on which the new director’s term begins.

Reimbursement. In addition to such compensation, we will reimburse each non-employee director for all preapproved expenses within 30 days of receiving satisfactory written documentation setting out the expense actually incurred by such director. These include reasonable transportation and lodging costs incurred for attendance at any meeting of our Board of Directors.

Additionally, on April 1, 2023, we entered into a consulting agreement with AV Train Consulting, LLC (“AV Train”), an entity wholly owned by Andrew Varga, a director, pursuant to which Mr. Varga agreed to act as our Acting Chief Revenue Officer and provide other related sales, marketing and strategic planning services. In exchange for the provision of such services, we paid AV Train an amount equal to $12,500 per month. The consulting agreement was entered into on a month-to-month basis.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 22, 2025 by:

●	each person known by us to be a beneficial owner of more than 5% of our outstanding common stock;

●	each of our directors and director nominees;

●	each of our named executive officers; and

●	all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported based on regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after January 22, 2025. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. We are not aware of any of our stockholders that, as of January 22, 2025, beneficially owned more than 5% of our common stock.

In the table below, the beneficial ownership of our common stock is 5,423,611 shares of common stock outstanding as of January 22, 2025. Unless otherwise noted below, the address of the persons listed on the table is c/o Heritage Distilling Holding Company, Inc., 9668 Bujacich Road, Gig Harbor, Washington 98332.

	Shares Beneficially Owned
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class (%)(1)
Named Executive Officers and Directors
Justin Stiefel	40,699	(2)	*
Jennifer Stiefel	64,844	(3)	1.20%
Michael Carrosino	2,500		*
Beth Marker	189	(4)	*
Danielle Perkins	—		—
Troy Alstead	13,070	(5)	*
Christopher (Toby) Smith	2,500		*
Matthew J. Swann	4,320	(6)	*
Eric S. Trevan, Ph.D.	5,394		*
Andrew Varga	5,000		*
Jeffrey Wensel, M.D., Ph.D.	27,443		*
Executive Officers and Directors as a Group (11 persons)	165,959		3.06

*	less than 1%.

(1)	The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding. To calculate a stockholder’s percentage of beneficial ownership, we include in the denominator the common stock outstanding and in the numerator all shares of our common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person that are exercisable or will come into existence within 60 days of January 22, 2025. Common stock options and derivative securities held by other stockholders are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless we have indicated otherwise, each person named in the table has sole voting power and sole investment power for the shares listed opposite such person’s name.

(2)	Represents 38,962 shares of common stock and 1,737 shares of common stock held in Mr. Stiefel’s IRA account. Mr. Stiefel disclaims beneficial ownership of the shares held by Ms. Stiefel.

(3)	Represents 64,584 shares of common stock and 260 shares of common stock held in Ms. Stiefel’s IRA account. Ms. Stiefel disclaims beneficial ownership of the shares held by Mr. Stiefel.

(4)	Represents five shares of common stock and 184 shares of common stock issuable upon the exercise of options that may be exercised within 60 days of January 22, 2025.

(5)	Represents 12,500 shares of common stock and 570 shares of common stock issuable upon the exercise of options that may be exercised within 60 days of January 22, 2025.

(6)	Represents 3,750 shares of common stock and 570 shares of common stock issuable upon the exercise of options that may be exercised within 60 days of January 22, 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related party had or will have a direct or indirect material interest. A “related party” includes:

●	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

●	any person who beneficially owns more than 5% of our common stock;

●	any immediate family member of any of the foregoing; or

●	any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In connection with the consummation of the IPO we completed in November 2024, our board of directors adopted a written related-party transactions policy. Pursuant to this policy, the Audit Committee of our board of directors review all material facts of all related-party transactions and either approve or disapprove entry into the related-party transaction. In determining whether to approve or disapprove entry into a related-party transaction, our Audit Committee shall take into account, among other factors, the following: (i) the benefits of the transaction; (ii) the terms of the transaction; and (iii) whether the transaction would impact the independence of a Related Party, as defined in the policy.

Related Party Transactions

With the exception of the compensation arrangements for our named executive officers and directors, which are describe above, and the transactions set forth below, we were not a party to any related party transactions during the year ended December 31, 2024 or since December 31, 2024, and there are no currently proposed related-party transaction that is under consideration by us.

Transactions with Tiburon Opportunity Fund, L.P. Between April 19, 2022 and November 8, 2022, Tiburon Opportunity Fund, L.P., as well as the lead investor in Tiburon Opportunity Fund, L.P. individually (together “Tiburon”), a related party that is a current stockholder of our company that owned more than 10% of our outstanding common stock as of December 31, 2023 and 2022, purchased our unsecured convertible promissory notes in the aggregate principal amount of $6,311,250 that bore interest at the rate of 29% per annum and were to mature on July 31, 2024. In connection with the purchase of such unsecured convertible promissory notes, we issued to Tiburon common stock purchase warrants to purchase up to $2,337,500 shares of common stock after the closing of our November 2024 initial public offering for a purchase price equal to the purchase price of the shares of common stock to be sold in our November 2024 initial public. In April 2024, we amended the exercise price of such warrants to a fixed price of $6.00 per share, which fixed the number of shares issuable upon the exercise of such warrants at 389,583 shares.

Additionally, in March 2023, Tiburon purchased from us an unsecured convertible promissory note in the principal amount of $1,620,000 that bore interest at the rate of 29% per annum and was to mature on July 31, 2024. Between May 1, 2023 and September 30, 2023, Tiburon (as well as the lead investor in Tiburon) purchased from us unsecured convertible promissory notes in the aggregate principal amount of $2,362,500 that bore interest at the rate of 10% per annum and were to mature on July 31, 2024. Between October 1, 2023 and April 17, 2024, Tiburon purchased from us additional unsecured convertible promissory notes in the aggregate principal amount of $3,247,425 ($2,405,500 of principal before exchange into common stock) that bore interest at the rate of 12.5% per annum and were to mature on August 29, 2026. We did not make any payments of principal or interest on the promissory notes issued to Tiburon (or the lead investor in Tiburon). On November 1, 2023, the convertible promissory notes issued to Tiburon (as well as the lead investor in Tiburon) in 2022 and prior to August 29, 2023 were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 1,717,559 shares of our common stock. On April 18, 2024, the remaining promissory notes issued to Tiburon (as well as the lead investor in Tiburon) were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 1,203,783 shares of our common stock.

Transactions with Other Related Parties. As of November 1, 2023, Anson Investments Master Fund LP (“Anson”), Daniel B. Cathcart (“Cathcart”), and Douglas A. George (“George”), were each a related party that is a current stockholder of our company that owned more than 5% of our outstanding common stock. Between November 10, 2023 and February 13, 2024, Anson purchased unsecured convertible promissory notes in the aggregate principal amount of $156,244 ($150,000 of principal before exchange into common stock), Cathcart purchased unsecured convertible promissory notes in the aggregate principal amount of $503,000 ($500,000 of principal before exchange into common stock), and George purchased unsecured convertible promissory notes in the aggregate principal amount of $410,650 ($400,000 of principal before exchange into common stock) each that bore interest at the rate of 12.5% per annum and were to mature on August 29, 2026. We did not make any payments of principal or interest on the promissory notes issued to Anson, Cathcart or George. On April 4, 2024, the promissory notes issued to Cathcart were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 361,600 shares of our common stock. On April 9, 2024, the promissory notes issued to George were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 296,680 shares of our common stock. On April 12, 2024, the promissory notes issued to Cathcart were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 111,330 shares of our common stock.

Factoring Agreements. On May 3, 2024, we secured $100,000 under the terms of an accounts receivable factoring arrangement with Tiburon for which we paid a $10,000 origination fee and were obligated to pay a fee of $1,000 for every two weeks any payment remained overdue. Payment under the factoring arrangement was due the earlier of: (i) the third day following our receipt of payment under the factored receivable; (ii) our achievement of certain fundraising milestones; or (iii) on June 15, 2024.

As of July 1, 2024, we secured $166,667 under the terms of an accounts receivable factoring arrangement with Tiburon for which we paid a $16,667 origination fee and were obligated to pay a fee of $1,000 for every two weeks any payment remained overdue. Payment under the factoring arrangement was due on the earlier of: (i) the third day following receipt of payment under the factored receivable; (ii) our achievement of certain fundraising milestones; or (iii) August 15, 2024.

As of July 5, 2024, we secured $250,000 under the terms of an accounts receivable factoring arrangement with Anson for which we paid $27,000 in fees. Our repayment obligations under the factoring arrangement were subsequently exchanged for Series A Preferred Stock.

In August 2024, the $100,000 and $166,667 received from Tiburon under the terms of the factoring arrangement, including accrued fees and related warrants, was exchanged for an aggregate of 29,661 shares of Series A Preferred Stock and 13,333 warrants to purchase shares of common stock at $4.00 per share, and warrants to purchase 77,778 shares of common stock at an exercise price of $6.00 per share.

In September 2024, the $250,000 received from Anson and the $27,000 in accrued fees under the terms of the factoring arrangement was exchanged for an aggregate of 27,700 shares of Series A Preferred Stock and 12,500 warrants to purchase shares of common stock at $4.00 per share. Under the exchange agreement, Anson retained its warrants to purchase 83,333 shares of common stock at an exercise price of $6.00 per share.

In October 2024, we sold 250 barrels of aged whiskey to Tiburon for $166,667. Under the terms of the sale, in the event Tiburon resells the barrels back to us, the resale prices shall be the price paid by Tiburon per barrel under the agreement plus a 15% simple annual interest rate of 1.25% per month from the date Tiburon purchased the barrels from us. We also agreed to store the barrels for Tiburon at no fee until Tiburon sells the barrels to either us or a third party.

For further information, please see Notes 5, 14 and 16 of our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2024 included elsewhere in this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock, certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that became effective upon completion of our November 2024 initial public offering and applicable law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 75,000,000 shares of capital stock, of which 70,000,000 shares are common stock, par value $0.0001 per share, and 5,000,000 shares are preferred stock, par value $0.0001 per share, of which 500,000 shares have been designated Series A Convertible Preferred Stock.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, pre-emptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our board of directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on the determination of our board of directors as to whether, considering our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of one-third of the outstanding shares of common stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Amendments to our certificate of incorporation require the vote of two thirds of all outstanding voting shares.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under our amended and restated certificate of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our board of directors is authorized to issue shares of preferred stock without shareholder approval.

Series A Convertible Preferred Stock

In May 2024, our board of directors designated 500,000 shares of our authorized shares of preferred stock as Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The Series A Preferred Stock has a stated value of $12 per share (the “Series A Stated Value”). As of the date of this prospectus, 494,840 shares of Series A Preferred Stock are issued and outstanding.

Dividends. The holders of Series A Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends on the Series A Preferred Stock at the rate of 15% per annum of the Series A Stated Value (or $1.80 per share) payable if and when declared by our board of directors or upon conversion or redemption of the Series A Preferred Stock. Dividends on the Series A Preferred Stock may be paid by us in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder will receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Series A Conversion Price (as defined below). We may make payments of dividends in common stock only if the average closing price of our common stock over the five trading days preceding the dividend payment date is at or above the Series A Conversion Price.

Voting Rights. Holders of the Series A Preferred Stock have no voting rights except in connection with a proposed amendment to the terms of the Series A Preferred Stock or as required by law.

Optional Conversion. Each share of Series A Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series A Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then applicable Series A Conversion Price. The “Series A Conversion Price” is $4.00 per share, the price per share at which our common stock was sold in our November 2024 initial public offering. However, a holder (together with its affiliates) may not convert any of such holder’s shares of Series A Preferred Stock to the extent that the holder (together with its affiliates) would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately after conversion, as such percentage ownership is determined in accordance with the terms of the Series A Preferred Stock.

Mandatory Conversion. Each share of Series A Preferred Stock will automatically be converted on June 15, 2027 into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series A Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable Series A Conversion Price.

Redemption. From and after June 15, 2025, at the option of our board of directors, we may redeem the shares of Series A Preferred Stock at the time outstanding, in whole or in part, out of funds legally available therefore. The redemption price per share for shares of Series A Preferred Stock redeemed will be an amount equal to 110% of the sum of (i) the Series A Stated Value, plus (ii) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid. We will provide not less than 30 nor more than 60 days prior notice to the holders of any shares of Series A Preferred Stock to be redeemed.

Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of Series A Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to stockholders before any payment will be made to the holders of any other shares of our capital stock, including our common stock, by reason of their ownership thereof, an amount per share of Series A Preferred Stock equal to the greater of (i) 110% of the sum of (a) the Series A Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up.

Series B Convertible Preferred Stock

In January 2025, our board of directors designated 750,000 shares of our authorized shares of preferred stock as Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock has a stated value of $12 per share (the “Series B Stated Value”). As of the date of this prospectus, 50,000 shares of Series B Preferred Stock are issued and outstanding.

Dividends. The holders of Series B Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends on the Series B Preferred Stock at the rate of 15% per annum of the Series B Stated Value (or $1.80 per share) payable if and when declared by our board of directors or upon conversion or redemption of the Series B Preferred Stock. Dividends on the Series B Preferred Stock may be paid by us in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder will receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Series B Conversion Price (as defined below). We may make payments of dividends in common stock only if the average closing price of our common stock over the five trading days preceding the dividend payment date is at or above the Series B Conversion Price.

Voting Rights. Holders of the Series B Preferred Stock have no voting rights except in connection with a proposed amendment to the terms of the Series B Preferred Stock or as required by law.

Optional Conversion. Each share of Series B Preferred Stock may be converted at any time after the six-month anniversary of the date of issuance at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then applicable Series B Conversion Price of such shares of Series B Preferred Stock. The “Series B Conversion Price” for a share of Series B Preferred Stock is the fixed price equaling the volume weighted average price of our common stock on the trading day preceding the date of issuance of such share of Series B Preferred Stock, or $1.10 per share for the outstanding shares of Series B Preferred Stock. However, a holder (together with its affiliates) may not convert any of such holder’s shares of Series B Preferred Stock to the extent that the holder (together with its affiliates) would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately after conversion, as such percentage ownership is determined in accordance with the terms of the Series B Preferred Stock. Notwithstanding the terms of the Series B Preferred Stock, we and the Investor have entered into a letter agreement dated January 23, 2025 under which the Investor has agreed that it will not convert shares of Series B Preferred Stock owned by it for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such conversion.

Mandatory Conversion. Each share of Series B Preferred Stock will automatically be converted on the third anniversary of the date of issuance of such share of Series B Preferred Stock, or January 23, 2028 in the case of the outstanding shares of Series B Preferred Stock, into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable Series B Conversion Price of such share of Series B Preferred Stock.

Redemption. From and after the ninety (90) day anniversary of the purchase of the Series B Preferred Stock, at the option of our board of directors, we may redeem the shares of Series B Preferred Stock at the time outstanding, in whole or in part, out of funds legally available, therefore. The redemption price per share for shares of Series B Preferred Stock redeemed will be an amount equal to 110% of the sum of (i) the Series B Stated Value, plus (ii) the amount of the aggregate dividends then accrued on such share of Series B Preferred Stock and not previously paid. We will provide not less than 30 nor more than 60 days prior notice to the holders of any shares of Series B Preferred Stock to be redeemed.

Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of Series B Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to stockholders, after payment of any liquidation preference payable to the holders of the outstanding shares of our Series A Preferred Stock and before any payment will be made to the holders of any other shares of our capital stock, including our common stock, by reason of their ownership thereof, an amount per share of Series B Preferred Stock equal to the greater of (i) 110% of the sum of (a) the Series B Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series B Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up.

Outstanding Warrants

As of January 22, 2025, the following warrants are outstanding:

●	Warrants to purchase up to 1,098,430 shares of common stock for a purchase price of $0.001 per share. Such warrants are exercisable by a holder at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and have no expiration date;

●	Warrants to purchase up to 2,623,564 shares of common stock for a purchase price of $0.001 per share. Such warrants are exercisable by a holder at any time unless such exercise would cause the holder to beneficially own more than 4.99% or 9.99% of our outstanding shares of common stock and have no expiration date;

●	Warrants to purchase up to 382,205 shares of common stock for a purchase price of $0.01 per share. Such warrants are exercisable by a holder at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and will expire on November 21, 2029;

●	Warrants to purchase up to 84,377 shares of common stock with an exercise price equal to $4.00 per share that are exercisable at any time and that expire on November 21, 2029;

●	Warrants to purchase up to 991,667 shares of common stock with an exercise price equal to $6.00 per share, which are fixed and non-adjustable for stock splits, stock dividends or any other reason, that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and that expire between August 2028 and August 2029;

●	Warrants to purchase up to 725,608 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the volume weighted average price per share (“VWAP”) of our common stock over a 10-trading-day period reaches $8.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2026;

●	Warrants to purchase up to 1,451,216 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $12.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on May 25, 2027;

●	Warrants to purchase up to 1,814,020 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $20.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2029;

●	Warrants to purchase up to 246,261 shares of common stock with an exercise price equal to $4.00 per share and are subject to mandatory cashless exercise after June 15, 2027 if the closing price of our common stock for a period of five consecutive trading days equals or exceeds $5.00 per share. These warrants are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and expire on June 15, 2029.

Pursuant to the terms of such warrants, except as otherwise noted above, the applicable exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

Options

As of the date of this prospectus, we have outstanding options to purchase an aggregate 6,164 shares of our common stock with a weighted-average exercise price of $157.89 per share that expire between June 2025 and November 2026, all of which were issued under the 2019 Plan.

Restricted Stock Units

As of the date of this prospectus, we had 245,589 outstanding restricted stock units, all issued under the 2019 Plan.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law (“DGCL”). Consequently, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

●	any breach of their duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws also provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We plan on obtaining directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may be unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. Under the employment agreements for Justin Stiefel and Jennifer Stiefel, we have agreed to indemnify and relieve them jointly and severally from all liabilities that they undertook in the past or will undertake in the future as individuals to underwrite operations of the business. Examples of this include personal guarantees on real estate leases, vehicle leases, company credit cards, revolving accounts, vendor accounts, federal bonds, and tax payment agreements.

To the best of our knowledge, during the past two fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds the lesser of (A) $120,000 or (B) one percent of our average total assets at year-end for the last two completed fiscal years, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

The provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of the stockholders may be called only by the board of directors pursuant to a resolution adopted by the majority of the board of directors.

Supermajority Vote of Stockholders. Our certificate of incorporation require the affirmative vote of the holders of at least two-thirds of the voting power of all of our outstanding shares of voting stock, voting together as a single class, to amend, alter, change or repeal our bylaws or certain provisions of our certificate of incorporation.

Removal of Directors; Vacancies. Our bylaws provide that a director may be removed for cause by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote; provided, however, that notice of intention to act upon such matter shall have been given in the notice calling such meeting.

Amendment of Bylaws. Our bylaws provide that the bylaws may be altered, amended or repealed at any meeting of the board of directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Preferred Stock. Our certificate of incorporation authorizes the issuance of 4,500,000 additional shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors in their sole discretion. Our board of directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, 23rd Floor, New York, New York 10005 and its telephone number is (800) 468-9716.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by the Investor of (i) up to 5,000,000 ELOC Shares that we may elect, in our sole discretion, to issue and sell to the Investor, from time to time under the ELOC Purchase Agreement; and (ii) up to 67,162 Commitment Shares that may be issued to the Investor upon the exercise of the Commitment Warrant we issued to the Investor as consideration for the Investor’s execution and delivery of the ELOC Purchase Agreement. We and the Investor have also entered into a letter agreement dated January 23, 2025 under which the Investor has agreed that it will not exercise the Commitment Warrant for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such exercise.

For additional information regarding the issuance of shares covered by this prospectus, see the section titled “The Equity Line of Credit” above. We are registering the shares pursuant to the provisions of the ELOC Registration Rights Agreement we entered into with the Investor on January 23, 2025 in order to permit it to offer the shares for resale from time to time. Except for the transactions contemplated by the ELOC Purchase Agreement and the ELOC Registration Rights Agreement, and its investment in our Series B Preferred Stock as contemplated by the ELOC Purchase Agreement and in our initial public offering in November 2024, the Investor has not had any material relationship with us within the past three years.

The Investor is an underwriter, and any underwriters, broker-dealers or agents who are affiliates of broker-dealers that participate in the sale of the shares or interests therein will be “underwriters,” within the meaning of Section 2(11) of the Securities Act.

The table below presents information regarding the Investor and the ELOC Shares that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Investor, and reflects holdings as of January 22, 2025. The number of shares in the column “Maximum Number of Shares to be Offered Pursuant to this Prospectus” represents all of the shares that the Investor may offer under this prospectus. The Investor may sell some, all or none of the ELOC Shares or the Commitment Shares in this offering. We do not know how long the Investor will hold the ELOC Shares or Commitment Shares before selling them, and we currently have no agreements, arrangements or understandings with the Investor regarding the sale of any of the ELOC Shares or the Commitment Shares. However, on any given trading day, the Investor may not sell ELOC Shares in an amount greater than twenty percent (20%) of such shares received if the price for such trade is less than the purchase price of such shares. There shall be no restriction on the percentage of such shares that may be sold by the Investor on any one trading day if the trading price for such sale exceeds the purchase price of such shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act and includes shares with respect to which the Investor has sole or shared voting and investment power. The percentage of common stock beneficially owned by the Investor prior to the offering shown in the table below is based on an aggregate of 5,423,611 shares of our common stock outstanding on January 22, 2025. Because the purchase price of the common stock issuable under the ELOC Purchase Agreement is determined on each Fixed Purchase Date, with respect to a Fixed Purchase, on the applicable VWAP Purchase Date, with respect to a VWAP Purchase, and on the applicable Additional VWAP Purchase Date, with respect to an Additional VWAP Purchase, the number of shares that may actually be sold by us to the Investor under the ELOC Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Investor pursuant to this prospectus.

We may amend or supplement this prospectus from time to time in the future to update or change the Selling Stockholder list and the securities that may be resold.

Please see the section titled “Plan of Distribution” for further information regarding the Investor’s method of distributing these securities.

	Shares beneficially owned before this offering		Maximum number of Shares to be offered pursuant to this prospectus		Shares beneficially held immediately after this offering
Name of Selling Stockholder	Number of Shares(3)	Approximate percentage of outstanding Shares(4)	Number of Shares(5)	Approximate percentage of outstanding Shares	Number of Shares(6)	Approximate percentage of outstanding Shares
C/M Capital Master Fund LP (1)(2)	153,000	2.8%	5,067,162	48.3%	153,000	1.4%

(1)	The business address for C/M Capital Master Fund, LP is 1111 Brickell Avenue Suite 2920, Miami, Florida 33131.

(2)	C/M Capital Partners, LP manages the investments of C/M Capital Master Fund, LP and has discretionary authority to vote and dispose of the shares held by C/M Capital Master Fund, LP, and may be deemed to be the beneficial owner of these shares. Thomas Walsh and Jonathan Juchno in their capacity as partners of C/M Capital Partners LP, may also be deemed to have investment discretion and voting power over the shares held by C/M Capital Master Fund LP. C/M Capital Partners LP, Mr. Walsh and Mr. Juchno each disclaim any beneficial ownership of the common shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the ELOC Purchase Agreement.

(3)	In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that the Investor may be required to purchase under the ELOC Purchase Agreement because the issuance of such shares is solely at our discretion and is subject to conditions contained in the ELOC Purchase Agreement, the satisfaction of which are entirely outside of the Investor’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the Fixed Purchases, VWAP Purchase, or Additional VWAP Purchase, as applicable, of common stock is subject to certain agreed upon maximum amount limitations set forth in the ELOC Purchase Agreement. Also, the ELOC Purchase Agreement prohibits us from issuing and selling any of our common stock to the Investor to the extent such shares, when aggregated with all other common stock then beneficially owned by the Investor, would cause the Investor’s beneficial ownership of our common stock to exceed the Beneficial Ownership Limitation.

(4)	Applicable percentage ownership is based on 5,423,611 shares outstanding as of January 22, 2025.

(5)

The registration statement of which this prospectus forms a part is registering for resale a maximum 5,000,000 ELOC Shares, in addition to the 67,162 Commitment Shares that are issuable upon the exercise of the Commitment Warrant.

(6)

Assumes the sale of all 5,067,162 shares registered pursuant to this prospectus comprised of 5,000,000 shares issued as ELOC Shares, and 67,162 in Commitment Shares that would result from the exercise of the Commitment Warrant.

PLAN OF DISTRIBUTION

The Investor may sell all or a portion of the shares held by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the Investor will be responsible for underwriting discounts or commissions or agent’s commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	privately negotiated transactions;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Investor may also sell shares owned by it under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Investor may transfer the shares by other means not described in this prospectus. If the Investor effects such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Investor or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The Investor may sell shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Investor may also loan or pledge shares to broker-dealers that in turn may sell such shares.

Under the terms of the ELOC on any given trading day Investor shall not sell shares of Common Stock received by Investor through the normal put of shares by the Company in an amount greater than twenty percent (20%) of such shares received if the price for such trade is less than the purchase price of the shares. There shall be no restriction on the percent of such shares that may be sold by Investor on any one trading day if the trading price for such sale exceeds the purchase price of such shares.

The Investor may pledge or grant a security interest in some or all of the shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the Investor to include the pledgee, transferee or other successors in interest as a selling stockholder under this prospectus. The Investor also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

There can be no assurance that the Investor will sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part.

Broker-dealers engaged by the Investor may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Investor (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated.

The Investor is an underwriter, and any underwriters, broker-dealers or agents who are affiliates of broker-dealers that participate in the sale of the shares or interests therein will be “underwriters,” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between the Investor and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation.

To the extent required, the shares of our common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Investor that the anti-manipulation rules of Regulation M under the Exchange Act may prohibit the Investor, and any other distribution participants that are participating in the distribution of our shares of common stock, from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) and purchasing shares of common stock in the open market while the ELOC Purchase Agreement is in effect. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Investor for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Investor may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by Pryor Cashman LLP, New York, New York.

EXPERTS

The consolidated financial statements of Heritage Distilling Holding Company, Inc. as of December 31, 2023 and 2022 and for the years then ended have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph regarding our ability to continue as a going concern, appearing herein. Such consolidated financial statements are included in this prospectus and registration statement in reliance upon the report of Marcum LLP appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document is not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect the registration statement and its exhibits and schedules and other information on SEC’s website at www.sec.gov.

We also maintain a website at www.heritagedistilling.com, at which you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. You may also request a copy of these filings, at no cost, by writing to us at 9668 Bujacich Road, Gig Harbor, Washington 98332, or telephoning us at (253) 509-0008.

HERITAGE DISTILLING HOLDING COMPANY, INC.
CONSOLIDATED FINANCIAL STATEMENTS

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Balance Sheet
(unaudited)

	September 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash	$31,845	$76,878
Accounts Receivable	300,488	721,932
Inventory	3,594,404	2,756,350
Other Current Assets	1,987,829	1,717,650
Total Current Assets	5,914,566	5,272,810

Long Term Assets
Property and Equipment, net of Accumulated Depreciation	5,940,893	6,428,112
Operating Lease Right-of-Use Assets, net	3,446,225	3,658,493
Investment in Flavored Bourbon LLC	14,285,222	10,864,000
Intangible Assets (Note 10)	818,016	—
Goodwill (Note 10)	636,997	—
Other Long Term Assets	44,817	44,817
Total Long Term Assets	25,172,170	20,995,422
Total Assets	$31,086,736	$26,268,232

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	$5,795,687	$5,228,786
Accrued Payroll	1,672,147	1,321,298
Accrued Tax Liability	1,623,407	1,468,994
Other Current Liabilities	2,143,301	1,827,013
Operating Lease Liabilities, Current	1,199,185	1,294,706
Notes Payable, Current	14,415,942	14,270,956
Convertible Notes at fair value-Current (including related party convertible notes of $8,783,749 and $17,220,203 as of September 30, 2024 and December 31, 2023, respectively) (See Notes 5 and 15)	18,482,353	36,283,891
Accrued Interest, Current	1,165,066	1,152,998
Total Current Liabilities	46,497,088	62,848,642

Long Term Liabilities
Operating Lease Liabilities, net of Current Portion	2,902,893	3,081,924
Notes Payable, net of Current Portion	389,875	—
Convertible Notes (Whiskey Notes) (including related party convertible notes of $5,346,807 and $390,607 as of September 30, 2024 and December 31, 2023, respectively)	14,283,752	1,452,562
Warrant Liabilities (2022 and 2023 Convertible Notes) (including related party warrant liabilities of $367,401 and $340,918 as of September 30, 2024 and December 31, 2023, respectively)	856,614	794,868
Warrant Liabilities (Whiskey Notes) (including related party warrant liabilities of $6,346 and $406,774 as of September 30, 2024 and December 31, 2023, respectively)	18,658	1,512,692
Other Long Term Liabilities	127,076	—
Total Long Term Liabilities	18,578,868	6,842,046
Total Liabilities	65,075,956	69,690,688

Commitments and Contingencies (Note 10)

Stockholders’ Deficit
Preferred Stock, par value $0.0001 per share; 5,000,000 shares authorized; 494,840 and 0 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	49	—
Common Stock, par value $0.0001 per share; 70,000,000 and 10,000,000 shares authorized; 441,914 and 381,484 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	72	67
Additional Paid-In-Capital	35,428,726	31,421,953
Accumulated Deficit	(69,418,067)	(74,844,476)
Total Stockholders’ Deficit	(33,989,220)	(43,422,456)
Total Liabilities & Stockholders’ Deficit	$31,086,736	$26,268,232

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statement of Operations
(unaudited)

	For the Nine Months Ended September 30,
	2024	2023
NET SALES
Products	$4,051,087	$3,372,935
Services	1,258,820	2,152,449
Total Net Sales	5,309,907	5,525,384

COST OF SALES
Products	3,428,979	3,459,750
Services	94,852	675,046
Total Cost of Sales	3,523,831	4,134,796
Gross Profit	1,786,076	1,390,588

OPERATING EXPENSES
Sales and Marketing	3,758,713	4,563,346
General and Administrative	4,632,016	6,003,594
Total Operating Expenses	8,390,729	10,566,940
Operating Loss	(6,604,653)	(9,176,352)

OTHER INCOME/(EXPENSE)
Interest Expense	(1,897,299)	(1,892,563)
Gain on investments	3,421,222	—
Change in Fair Value of Convertible Notes	8,324,198	(20,230,983)
Change in Fair Value of Warrant Liabilities	1,734,308	(345,709)
Change in fair value of contingency liability	457,127	—
Other Income	656	3,865
Total Other Income/(Expense)	12,040,212	(22,465,390)
Income/(Loss) Before Income Taxes	5,435,559	(31,641,742)
Income Taxes	(9,150)	—
Net Income/(Loss)	$5,426,409	$(31,641,742)

Net Income/(Loss) Per Share, Basic	$12.37	$(82.94)

Weighted Average Common Shares Outstanding, Basic	428,558	381,518

Net Income/(Loss) Per Share, Diluted	$(3.12)	$(82.94)

Weighted Average Common Shares Outstanding, Diluted	4,579,822	381,518

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Stockholders’ Deficit
(unaudited)

	Common Stock		Preferred Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Beginning Balance December 31, 2023	381,484	$67	—	$—	$31,421,953	$(74,844,476)	$(43,422,456)
Thinking Tree Spirits Acquisition	50,958	5	—	—	(5)	—	—
Preferred Stock Issued	—	—	494,840	49	1,680,468	—	1,680,517
Shares Repurchased	(21)	—	—	—	(3,690)	—	(3,690)
Warrants Issued	—	—	—	—	2,330,000	—	2,330,000
Warrants Exercised	9,493	—	—	—	—	—	—
Net Income	—	—	—	—	—	5,426,409	5,426,409
Ending Balance September 30, 2024	441,914	$72	494,840	$49	$35,428,726	$(69,418,067)	$(33,989,220)

	Common Stock		Preferred Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Beginning Balance December 31, 2022	381,616	$67	—	$—	$31,414,698	$(38,046,057)	$(6,631,291)
Shares Repurchased	(64)				(10,530)		(10,530)
Share-based Compensation					18,594		18,594
Net Loss	—	—	—	—	—	(31,641,742)	(31,641,742)
Ending Balance September 30, 2023	381,552	$67	—	$—	$31,422,762	$(69,687,799)	$(38,264,969)

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the Nine Months Ended September 30,
	2024	2023
Net Income / (Loss)	$5,426,409	$(31,641,742)
Adjustments to Reconcile Net Income/(Loss) to Net Cash Used in Operating Activities:
Depreciation and Amortization Expense	984,329	1,106,265
Amortization of operating lease right-of-use assets	365,088	366,760
Loss / (Gain) on disposal of property and equipment	37,154	(1,984)
Gain on Investment	(3,421,222)	—
Change in Fair Value of Convertible Notes	(8,324,198)	20,230,983
Change in Fair Value of Warrant Liabilities	(1,734,308)	345,709
Change in Fair Value of Contingency Liabilities	(457,127)	—
Non-cash Interest Expense	312,571	320,503
Non-cash Share-based Compensation	—	18,594

Changes in Operating Assets and Liabilities:
Accounts Receivable	421,444	(7,432)
Inventory	286,343	595,055
Other Current Assets	(36,518)	116,349
Other Long Term Assets	—	76,270
Accounts Payable	473,729	1,388,931
Other Current Liabilities	(134,204)	1,539,612
Operating Lease Liabilities	(427,373)	(521,633)
Net Cash Used in Operating Activities	(6,227,883)	(6,067,760)

Cash Flow from Investing Activities
Purchase of Property and Equipment	(32,125)	(208,053)
Proceeds from Sale of Assets	—	34,350
Proceeds from Purchase of Thinking Tree Spirits	5,090	—
Net Cash Used in Investing Activities	(27,035)	(173,703)

Cash Flow from Financing Activities
Proceeds from Notes Payable (including factoring agreements)	694,914	250,000
Proceeds from Whiskey Notes (including proceeds from related party Whiskey Notes of $1,100,000 and $0 for the nine months ended September 30, 2024 and 2023, respectively)	3,655,870	—
Proceeds from Convertible Notes (including proceeds from related party convertible notes of $0 and $1,200,000 for the nine months ended September 30, 2024 and 2023, respectively)	—	6,165,000
Repayment of Notes Payable	(139,255)	(144,305)
Common Stock Shares Repurchased	(3,690)	(10,530)
Proceeds from Preferred Stock and warrant issuance	2,025,000	—
Deferred Transaction Costs associated with S-1 Filing	(22,954)	(213,005)

Net Cash Provided by Financing Activities	6,209,885	6,047,160
Net (Decrease) in Cash	(45,033)	(194,303)
Cash - Beginning of Period	76,878	223,034
Cash - End of Period	$31,845	$28,731

Supplemental Cash Flow Information related to Interest Paid & Income Taxes Paid:
Cash Paid during the Period for:
Interest Expense	$1,584,729	$1,572,060
Income Tax	$9,150	$—
Cash paid for amounts included in the measurement of lease liabilities	$—	$405,176

Supplemental Schedule of Non-cash Investing and Financing Activities:
Preferred Stock and warrants issued in exchange for barrels and inventory	$1,265,600	$—
Preferred Stock and warrants issued in exchange for factoring agreement notes payable including Interest and fees	$719,919	$—
Unpaid property and equipment additions	$43,081	$184,110
Deferred Transaction Costs associated with S-1 Filing in Accounts Payable and Other Current Liabilities	$290,204	$902,772
Leased assets obtained in exchange for new operating lease liabilities	$152,821	$290,060

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION

Description of operations — Heritage Distilling Holding Company (“HDHC” or the “Company”) is a Delaware corporation, formed for the purpose of investing in, managing, and/or operating businesses that are engaged in the production, sale, or distribution of alcoholic beverages. The Company is headquartered in Gig Harbor, Washington and has one wholly owned subsidiary, Heritage Distilling Company, Inc. (“HDC”) that is included in the consolidated financial statements.

HDC has operated since 2011 as a craft distillery making a variety of whiskeys, vodkas, gins and rums as well as RTDs and operates distillery tasting rooms in Washington and Oregon.

Initial Public Offering — On November 25, 2024, the Company closed an initial public offering (“IPO”) of 1,687,500 shares of common stock at $4.00 per share. Concurrently, the Company also closed a concurrent private offering of 382,205 common warrants to purchase 382,205 shares of common stock at $0.01 per share at $3.99 per warrant. (See Note 16.)

Basis of Presentation — The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the Company’s wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in the consolidation process. Certain accounts relating to the prior year have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on the net loss or net assets as previously reported.

Stock Split — On May 11, 2024, the Board and stockholders of the Company approved, and on May 14, 2024 the Company effected, a .57-for-1 reverse stock split. All share and per share numbers included in these Financial Statements as of and for all periods presented reflect the effect of that stock split unless otherwise noted.

Unaudited Interim Financial Information — The accompanying condensed consolidated balance sheet as of September 30, 2024, the condensed consolidated statement of operations and the condensed consolidated statements of stockholders’ deficit, for the nine months ended September 30, 2024 and 2023, and the condensed consolidated statement of cash flows for the nine months ended September 30, 2024 and 2023 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2024 and the results of its operations for the nine months ended September 30, 2024 and 2023 and cash flows for the nine months ended September 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2024 and 2023 are also unaudited. The results for the nine-month periods ended September 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

The accompanying condensed consolidated balance sheet as of December 31, 2023 has been derived from the Company’s audited consolidated financial statements for the year ended December 31, 2023 included in the Company’s registration statement on Form S-1, as amended (File No. 333-279382). These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2023.

Liquidity and Going Concern — The accompanying condensed consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company’s recurring net losses, negative working capital, increased accumulated deficit and stockholders’ deficit, raise substantial doubt about its ability to continue as a going concern. During the nine months ended September 30, 2024, the Company recorded net income of approximately $5.4 million (of which approximately $10.5 million stemmed from the net increase in fair value of certain convertible notes, warrants and contingencies and approximately $3.4 million stemmed from the net gain recognized on investments). During the nine months ended September 30, 2024, the Company reported net cash used in operations of approximately $6.2 million. On September 30, 2024, the accumulated deficit was approximately $69.4 million and the stockholders’ deficit was approximately $34.0 million. Excluding the approximately $10.5 million from the nine months ended September 30, 2024 increase in fair value ($10.2 million inception to date increase in fair value) of the aforementioned convertible notes, warrants and contingencies: the Company would have incurred a net loss for the nine months ended September 30, 2024 of approximately $5.1 million; at September 30, 2024, the accumulated deficit would have been approximately $59.2 million; and the stockholders’ deficit would have been approximately $23.7 million. In connection with these condensed consolidated financial statements, management evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to meet its obligations as they become due within one year from the date of issuance of these financial statements. Management assessed that there were such conditions and events, including a history of recurring operating losses, and negative cash flows from operating activities, and significant current debt obligations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

As of September 30, 2024, the Company believes its current cash balances coupled with anticipated cash flow from operating activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying condensed consolidated financial statements.

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

Global Conflict

Management continues to monitor the changing landscape of global conflicts and their potential impacts on its business. First among these concerns is the ongoing conflict in Ukraine, which has caused disruption in the grain, natural gas and fertilizer markets, and the result of which is uncertainty in pricing for those commodities. Because the Company relies on grains for part of its raw inputs, these disruptions could increase the supply costs. However, since the Company sources all its grain from local or known domestic suppliers, management considers that the impact of the Ukraine war is not significant based on the Company’s history and relationship with the existing farmers and growers. The other potential conflict the Company monitors is the threatening military activity between China and Taiwan. The Company used to source its glass bottles from suppliers in China and has recently migrated this production to Taiwan. Although the Company now has what it considers an adequate supply of its glass bottles at the current utilization rate, considering the potential disruption in Taiwan, the Company has started to evaluate new producers who can produce glass bottles in other countries. Finally, most recently the attacks on Israel and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, impacting prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation.

Inflation

The inflation rate could remain high in the foreseeable future. This could put cost pressure on the Company faster than it can raise prices on its products. In such cases the Company could lose money on products, or its margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting the Company’s growth plans. Likewise, labor pressures could continue to increase as employees become increasingly focused on their own standard of living, putting upward labor costs on the Company before the Company has achieved some or all of its growth plans. Management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future.

U.S. Government Operations

The chance that continued inaction in Congress to secure final passage of annual spending bills puts the Company at risk of a government shutdown, which could impact its ability to secure certain federal permits through the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”), including transfer in bond permits, and formula or label approvals. Likewise, tribal partners the Company is working with to open HDC branded distilleries and tasting rooms will rely on securing their own TTB permits. Any government shutdown could slow down progress on development, opening or operating those locations.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates — The presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include the valuation of common stock, common stock warrants, convertible notes, warrant liabilities, and stock options. Results could differ from those estimates. Estimates are periodically reviewed due to changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.

Fair value option — As permitted under ASC Topic 825, Financial Instruments (“ASC Topic 825”), the Company has elected the fair value option to account for its convertible notes issued since 2022. In accordance with ASC Topic 825, the Company records the convertible notes at fair value with changes in fair value recorded as a component of other income (expense) in the consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes are expensed as incurred and are not deferred. The Company concluded it is appropriate to apply the fair value option as they are liabilities not classified as a component of stockholders’ equity (deficit). In addition, the convertible notes meet all applicable criteria for electing fair value option under ASC Topic 825.

Fair value measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The valuation hierarchy contains three levels:

Level 1	—	Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2	—	Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3	—	Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize observable inputs and minimize unobservable inputs.

In determining the appropriate levels, the Company analyzes the assets and liabilities measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s financial instruments consist primarily of cash, accounts receivable, inventory and accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature. The carrying value of long-term debt approximates fair value because of the market interest rate of the debt. The convertible notes and warrant liabilities associated with the Company’s convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above.

During the nine months ended September 30, 2024 and 2023, there were no transfers between Level 1, Level 2, and Level 3.

Convertible notes — The Company’s convertible promissory notes are recognized initially and subsequently at fair value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes on the Company’s consolidated balance sheets. The changes in the fair value of these convertible notes are recorded as “changes in fair value of convertible notes” as a component of other income (expenses) in the consolidated statements of operations. The changes in fair value related to the accrued interest components are also included within the single line of change in fair value of convertible notes on the consolidated statements of operations.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant liabilities — The Company issued certain warrants for the purchase of shares of its common stock in connection with the Company’s convertible notes (see Note 7) and classified them as a liability on its consolidated balance sheets. These warrants are classified as a liability under ASC 480 as the Company may settle the warrants by issuing a variable number of its common shares and the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. The warrant liabilities are initially recorded at fair value on the issuance date of each warrant and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

Concentrations of credit risk — Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts receivable, accounts payable and bank demand deposits that may, from time to time, exceed Federal Depository Insurance Corporation (“FDIC”) insurance limits. To mitigate the risks associated with FDIC insured limits, the Company recently opened an Insured Cash Swap (“ICS”) service account at its primary bank. Under terms of the ICS, when the bank places funds for the Company using ICS, the deposit is sent from the Company’s transaction account into deposit accounts at other ICS Network banks in amounts below the standard FDIC insured maximum of $250,000 for overnight settling. If the Company’s account exceeds the FDIC limit of $250,000 at the end of the business day, funds are automatically swept out by the Company’s bank and spread among partner banks in accounts, each totaling less than $250,000. This makes the Company’s funds eligible for FDIC insurance protection each day. The funds are then swept back into the Company’s account at the beginning of the next business day. The aggregate limit that can be protected for the Company under this program is approximately $150 million.

The Company considers the concentration of credit risk associated with its accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. As of September 30, 2024 and December 31, 2023, the Company had customers that individually represented 10% or more of the Company’s accounts receivable. There were three and two individual customers that together represented 70% and 71% of total accounts receivable, as of September 30, 2024 and December 31, 2023, respectively. There were two and three individual customer accounts that together represented 48% and 58% of total revenue for the nine months ended September 30, 2024 and 2023, respectively. There were three and three individual suppliers that together represented 40% and 48% of total accounts payable, as of September 30, 2024 and December 31, 2023, respectively.

Concentration of Revenues

	Nine Months Ended September 30,
	2024	2023
Customer A	35%
Customer B	13%	11%
Customer C		18%
Customer D		29%
	48%	58%

Accounts receivable — Accounts receivable are reported at net realizable value. Receivables consist of amounts due from distributors. In evaluating the collectability of individual receivable balances, the Company considers several factors, including the age of the balance, the customers’ historical payment history, its credit worthiness and economic trends. There was no allowance for credit losses to reflect CECL (Current Expected Credit Losses) adoption as of September 30, 2024 and December 31, 2023.

Inventories — Inventories are stated at the lower of cost or net realizable value, with cost being determined under the weighted average method, and consist of raw materials, work-in-process, and finished goods. Costs associated with spirit production and other costs related to manufacturing of products for sale, are recorded as inventory. Work-in-process inventory is comprised of all accumulated costs of raw materials, direct labor, and manufacturing overhead to the respective stage of production. Finished goods and raw materials inventory includes the supplier cost, shipping charges, import fees, and federal excise taxes. Management routinely monitors inventory and periodically writes off damaged and unsellable inventory. There was no valuation allowance as of September 30, 2024 and December 31, 2023.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company holds volumes of barreled whiskey, which generally will not be sold within one year of their production due to the duration of the aging process. Consistent with industry practices, all barreled whiskey is classified as work-in-process inventory and is included in current assets.

Goodwill — Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not subject to amortization, and instead, assessed for impairment annually at the end of each fiscal year, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount in accordance with ASC 350 — Intangibles — Goodwill and Other.

The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, in which case a quantitative impairment test is not required.

As provided for by ASU 2017-04, Simplifying the Test for Goodwill Impairment, the quantitative goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. An impairment loss is recognized for any excess of the carrying amount of the reporting unit over its fair value up to the amount of goodwill allocated to the reporting unit. Income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit are considered when measuring the goodwill impairment loss, if applicable.

Finite-Lived Intangible Assets — Intangible assets are recorded at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets acquired through business combinations are measured at fair value at the acquisition date.

Intangible assets with finite lives are comprised of customer relationships and intellectual property and are amortized over their estimated useful lives on an accelerated basis over the projected pattern of economic benefits. Finite-lived intangible assets are reviewed for impairment annually, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value has been reduced to less than its carrying amount.

Business Combinations — The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805 — Business Combinations, by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, measured at the acquisition date fair value. The determination of fair value involves assumptions, estimates and judgments. The initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net assets acquired. Contingent consideration is included within the purchase price and is initially recognized at fair value as of the acquisition date. Contingent consideration classified as either an asset or liability, is remeasured to fair value each reporting period, until the contingency is resolved. Changes in contingent consideration period-over-period are recognized in earnings.

Acquisition related expenses are recognized separately from the business combination and are expensed as incurred.

Deferred transaction costs — Deferred transaction costs consist of direct legal, accounting, filing and other fees and costs directly attributable to: the proposed Business Combination Agreement that was terminated in May 2023; and, the Company’s recently completed IPO. Deferred transaction costs were approximately $1,711,122 and $1,397,964 as of September 30, 2024 and December 31, 2023, respectively. The Company had previously incurred deferred transaction costs related to a proposed Business Combination Agreement that was terminated May 18 2023, with related deferred transaction costs then being expensed (in the quarter ended June 30, 2023). Subsequent to the termination of the Business Combination Agreement, the Company prepared for an initial public offering (“IPO”) (which the Company successfully consummated on November 25, 2024). Accordingly, the deferred offering costs relating to the Company’s contemplated IPO continued to be deferred and capitalized as incurred as of September 30, 2024. Subsequent to September 30, 2024, in November 2024, the deferred offering costs relating to the Company’s contemplated IPO were offset against IPO proceeds upon the consummation of the Company’s initial public offering.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net of accumulated depreciation — Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets — generally three to twenty years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the lease. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Upon retirement or sale, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.

Leases The Company has operating leases for corporate offices, warehouses, distilleries and tasting rooms that are accounted for under ASC 842. The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from a lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company recognizes lease expense for lease payments on a straight-line basis over the term of the lease. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification. For modified leases, the Company also reassess the lease classification as of the modification’s effective date.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling the Company’s credit rating on its history arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. The Company’s calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect the Company’s ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, the Company determines the borrowing rates for all operating leases.

The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non- cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the consolidated balance sheets.

Impairment of long-lived assets — All of the Company’s long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition is estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. The Company did not record any impairment losses on long-lived assets for the nine months ended September 30, 2024 and 2023.

Investments/Investment in Flavored Bourbon LLC — Non-marketable equity investments of privately-held companies are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issuer pursuant to Accounting Standards Codification (“ASC”) Topic 321 Investments — Equity Securities (“ASC 321”) as the Company does not exert any significant influence over the operations of the investee company.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company performs a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Company considers include but are not limited to; i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that the investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value of the investment.

As of September 30, 2024 and December 31, 2023, the Company had a 12.2% and 15.1% ownership interest in Flavored Bourbon, LLC, respectively, and did not record any impairment charges related to its investment in Flavored Bourbon, LLC for the year ended December 31, 2023. See also Note 5 — Payment Upon Sale of Flavored Bourbon, LLC. In January 2024, Flavored Bourbon LLC conducted a capital call, seeking to raise $12 million from current and new investors at the same valuation as the last raise (which was in 2021). The Company chose not to participate in the raise, but still retained its rights to full recovery of is capital account of $25.3 million, with the Company being guaranteed a pay out of this $25.3 million in the event the brand is sold to a third party, or the Company can block such sale. As of September 30, 2024, a total of $9,791,360 of the $12 million was raised, with the remainder targeted to be raised by the end of 2024. The Company retains 12.2% ownership interest in this entity plus a 2.5% override in the waterfall of distributions. As a result of the January 2024 capital call, which was the first triggering event to perform a review of the fair value of its Investment in Flavored Bourbon, LLC since the prior transaction in 2021, in accordance with adjusting for observable price changes for similar investments of the same issuer pursuant to ASC 321 as noted above, the Company performed a qualitative assessment of its Investment in Flavored Bourbon, LLC. The Company determined that the Class E Units being offered were similar enough to the Company’s investment in Class A Units (with differences including the Class A Units’ liquidation preference seniority and preferential voting rights related to sale or liquidation) to trigger a reassessment of the value of the Company’s Investment in Flavored Bourbon LLC, which was done using the Option Pricing Model Backsolve Valuation Method (“OPM Backsolve Valuation Method”). The Company’s analysis determined the fair value of its Investment in Flavored Bourbon, LLC, should be adjusted to $14,285,000 as of June 30, 2024 from $10,864,000 recorded previously, with the resulting increase in fair value of $3,421,000 recorded as gain on increase in value of Flavored Bourbon, LLC on the condensed consolidated statement of operations for the period ended June 30, 2024.

The OPM Backsolve Valuation Method derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security. The recent transaction involving Class E Units was utilized as the reference transaction in the OPM Backsolve Valuation Method analysis to derive a value of the Company’s Class A Units. The OPM Backsolve Valuation Method analysis applies the Black-Scholes-Merton option pricing model, which is impacted by the following assumptions:

●	Expected Term. The probability weighted expected term incorporates the Company’s assumptions about the time necessary for the business to develop and position itself for a potential liquidity event.

●	Expected Volatility. As Flavored Bourbon, LLC shares are privately held, the volatility used is based on a benchmark of comparable companies within the distilled spirits industry.

●	Expected Dividend Yield. The dividend rate used is zero as Flavored Bourbon, LLC has never paid any cash dividends, and we do not anticipate any in the foreseeable future.

●	Risk-Free Interest Rate. The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected term.

The assumptions the Company used in calculating the fair value as of June 30, 2024 included: expected term of 5 years; expected volatility of 70%; expected dividends of $0; and, risk-free interest rate of 4.08% (based on the 5-year T-Bill rate).

Treasury stock — Treasury stock is shares of the Company’s own stock that have been issued and subsequently repurchased by the Company. Converting outstanding shares to treasury shares does not reduce the number of shares issued but does reduce the number of shares outstanding. These shares are not eligible to receive dividends.

The Company accounts for treasury stock under the cost method. Upon the retirement of treasury shares, the Company deducts the par value of the retired treasury shares from common stock and allocates the excess of cost over par as a deduction to additional paid-in capital based on the pro-rata portion of additional paid-in-capital, and the remaining excess as an increase to accumulated deficit. Retired treasury shares revert to the status of authorized but unissued shares. All shares repurchased to date have been retired. For the nine months ended September 30, 2024 and 2023, the Company repurchased 21 and 64 shares, respectively, of common stock.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting — The Company operates in a single segment. The segment reflects how the Company’s operations are evaluated by senior management and the structure of its internal financial reporting. Both financial and certain non-financial data are reported and evaluated to assist senior management with strategic planning.

Revenue recognition — The Company’s revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of direct consumers. The Company’s revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of a product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to the Company. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

Direct to Consumer — The Company sells its spirits and other merchandise directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet (e-commerce).

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly shipments in accordance with each contract. The Company transfers control and recognizes revenue for these contracts upon shipment of the spirits to the customer.

Tasting room and internet spirit sales are paid for at the time of sale. The Company transfers control and recognizes revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

The Company periodically offers discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — The Company sells its spirits to wholesale distributors under purchase orders. The Company transfers control and recognizes revenue for these orders upon shipment of the spirits from the Company’s warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. The Company pays depletion allowances to its wholesale distributors based on their sales to their customers which are recorded as a reduction of wholesale product revenue. The Company also pays certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for nine months ended September 30, 2024 and 2023 were $50,541 and $32,455, respectively.

In December 2023, the Company entered into an agreement with a wholesaler distributor network in Oklahoma, which purchases products from the Company at wholesale and resells and distributes that product throughout the state through the state’s three tier system. Since the beginning of January 2024, the Company has secured new wholesale distributors in Kansas, Kentucky, and portions of Colorado, all of which started between July and September 2024.

Third Party — The Company produces and sells barreled spirits to third party customers who either hold them for investment or who have a plan to use the product in the future once the spirits are finished aging. Third party barreled spirits are paid with a deposit up front, with the remainder billed at the time of completion when the finished spirits are then produced and supplied to the customer. In most cases, the barrels are stored during aging for the customer at a fee. As of September 30, 2024 and December 31, 2023, the Company had deferred revenues of $451,803 and $1,039,863, respectively, included in other current liabilities within the consolidated balance sheets. These performance obligations are expected to be satisfied within one year.

Service revenue — Represents fees for distinct value-added services that the Company provides to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over-time as the agreed upon services are completed. The Company recorded service revenue of $1,258,820 and $2,152,449 for the nine months ended September 30, 2024 and 2023, respectively. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents revenue disaggregated by sales channel:

	For the Nine Months Ended September 30,
	2024	2023
Direct to Consumer	$2,526,301	$1,838,694
Wholesale	1,299,067	1,305,940
Third Party	225,719	228,301
Total Products Net Sales	4,051,087	3,372,935
Services	1,258,820	2,152,449
Total Net Sales	$5,309,907	$5,525,384

Substantially all revenue is recognized from sales of goods or services transferred when contract performance obligations are met. As such, the accompanying consolidated financial statements present financial information in a format which does not further disaggregate revenue, as there are no significant variations in economic factors affecting the nature, amount, timing, and uncertainty of cash flows.

Excise taxes — Excise taxes are levied on alcoholic beverages by governmental agencies. For imported alcoholic beverages, excise taxes are levied at the time of removal from the port of entry and are payable to the U.S. Customs and Boarder Protection (the “CBP”). For domestically produced alcoholic beverages, excise taxes are levied at the time of removal from a bonded production site and are payable to the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”). These taxes are not collected from customers but are instead the responsibilities of the Company. The Company’s accounting policy is to include excise taxes in “Cost of Sales” within the consolidated statements of operations, which totaled $144,711 and $142,026 for the nine months ended September 30, 2024 and 2023, respectively.

Shipping and handling costs — Shipping and handling costs of $153,323 and $71,817 for the nine months ended September 30, 2024 and 2023, respectively were included in “Cost of Sales” within the condensed consolidated statements of operations.

Stock-based compensation — The Company measures compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The Company uses a third-party valuation firm to assist in calculating the fair value of the Company’s stock options. This valuation model requires the Company to make assumptions and judgment about the variables used in the calculation, including the volatility of the Company’s common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested stock options, whether forfeited or not, is not reversed.

In the past the Company granted stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Company’s Board of Directors on the date the equity award was granted.

The Board of Directors determines the value of the underlying stock by considering several factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s stockholders, and the lack of liquidity of the Company’s common stock.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the nine months ended September 30, 2024 and 2023, the Company did not grant any stock option awards. The Company has not granted any stock options since 2019, when the Company’s 2018 Plan was terminated in favor of the 2019 Plan, under which the Company has granted restricted stock units (“RSUs”). (See Note 9.) Subsequent to September 30, 2024, upon the closing of the Company’s initial public offering (which occurred on November 25, 2024), the 2024 Equity Incentive Plan (the “2024 Plan”) became effective, authorizing the issuance of up to 2,500,000 shares of common stock. (See Note 16.)

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

Advertising — The Company expenses costs relating to advertising either as costs are incurred or the first time the advertising takes place. Advertising expenses totaled $311,195 and $766,011 for the nine months ended September 30, 2024 and 2023 respectively and were included in “Sales and marketing” in the condensed consolidated statements of operations.

Income taxes — The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. The Company’s policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits as a component of income tax expenses. The Company is not aware of any entity level uncertain tax positions.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Net income/(loss) per share attributable to common stockholders — The Company computed basic net income/(loss) per share attributable to common stockholders by dividing net income/(loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net income/(loss) per common share after giving consideration to all potentially dilutive common stock, including stock options, RSU awards, and warrants to purchase common stock outstanding during the period determined using the treasury-stock method as well as the convertible notes outstanding during the period determined using the if-converted method, except where the effect of including such securities would be antidilutive.

Recent accounting pronouncements — In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income (loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Company for its annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the Company’s chief operating decision–making group (the “CODM”). The new standard is effective for the Company for its annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 3 — INVENTORIES

Inventories consisted of the following:

	September 30, 2024	December 31, 2023
Finished Goods	$547,981	$531,302
Work-in-Process	1,976,318	989,712
Raw Materials	1,070,105	1,235,336
Total Inventory	$3,594,404	$2,756,350

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	Estimated Useful Lives (in years)	September 30, 2024	December 31, 2023
Machinery and Equipment	5 to 20	$3,806,698	$3,469,204
Leasehold Improvements	Lease term	7,378,639	7,378,639
Computer and Office Equipment	3 to 10	2,478,715	2,492,310
Vehicles	5	248,304	248,304
Construction in Progress	N/A	84,955	11,500
Total Property and Equipment		13,997,311	13,599,957
Less: Accumulated Depreciation		(8,056,418)	(7,171,845)
Property and Equipment, net of Accumulated Depreciation		$5,940,893	$6,428,112

Depreciation expense related to property and equipment for the nine months ended September 30, 2024 and 2023 was $952,345 and $1,106,265, respectively.

NOTE 5 — CONVERTIBLE NOTES

Increased Authorized Capital for Convertible Notes

On October 30, 2023, the Company’s Board of Directors and shareholders took certain actions and approved amendments to the Company’s amended and restated certificate of incorporation and bylaws in preparation for a planned initial public offering (the “Actions and Amendments”). These Actions and Amendments, among other things: increased the Company’s authorized capital from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and 500,000 shares of Founders Common Stock (which Founders Common Stock has four votes per share). Subsequent to December 31, 2023, the Company filed a second amendment to its amended and restated certificate of incorporation to increase authorized capital to 70,000,000 shares. Further, in May 2024, the Company filed a third amendment to its amended and restated certificate of incorporation to increase authorized capital to 75,000,000 shares, including 5,000,000 shares of preferred stock. Upon approval of the October 30, 2023 increase in authorized shares, the 2022 and 2023 Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred subsequent to September 30, 2024, on November 25, 2024) for 3,312,148 shares of common stock and 507,394 prepaid warrants; The actual unconditional exchange of the Convertible Notes and reclassification of the aggregate September 30, 2024 fair value of $19,338,967 in Convertible Notes to equity under the terms of the Subscription Exchange Agreement will occur upon the effectiveness of the Company’s IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. Until such time, the Convertible Notes will remain on the Company’s balance sheet and the change in their fair value will also continue to be recognized as Other Income/(Expense) in the Company’s Statement of Operations.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 5 — CONVERTIBLE NOTES (cont.)

2022 Convertible Promissory Notes

During April 2022 through December 2022, the Company issued multiple unsecured convertible promissory notes (the “2022 Notes”) with aggregate net cash proceeds of approximately $10,740,000 and aggregate principal sum of $14,599,523 to various new and existing investors, including $4,675,000 in cash proceeds and $6,311,250 in principal to a related party (See Note 14). In February 2023, the Company issued one convertible note to an existing investor under the terms of the 2022 Notes with net cash proceeds of $260,000 and a principal sum of $351,000. In May 2023, the Company agreed with one investor to transfer their 2022 Note with a principal sum of $135,000 to instead be included under their 2023 Round 3 Note (for a total Round 3 Note of $2,160,000 for said investor). Aggregate cash proceeds and principal sum of the 2022 Notes totaled $10,900,000 and $14,815,523, respectively, including $4,675,000 of cash proceeds and $6,311,250 of principal to a related party. The 2022 Notes had a maturity date of July 31, 2024. The 2022 Notes were convertible, in whole or in part, into shares of the Company’s common stock at a conversion price of $157.89 per share at the option of the convertible noteholders, at any time and from time to time. If the Company consummates an IPO or a merger with a SPAC (a “deSPAC merger”), the unpaid and accrued balances of the 2022 Notes and the associated interest were to automatically convert into the Company’s common stock at a discounted conversion price from either the price per share at which the Company’s common stock is sold in the IPO or the redemption price per share under a deSPAC merger. The 2022 Notes also contained certain other covenants that, among other things, imposed certain restrictions on indebtedness and investments. The 2022 Notes’ proceeds were to be used for general corporate purposes, including working capital needs, capital expenditures, and the share repurchase program. In October and November 2023, the holders of the 2022 Notes agreed to exchange the convertible notes and accrued interest under the mandatory conversion provision of the 2022 Notes, for common stock of the Company. (See “Exchange of 2022 and 2023 Convertible Promissory Notes” below.)

2023 Convertible Promissory Notes

Beginning in March 2023 through August 2023, the Company issued multiple convertible promissory notes (collectively the “2023 Convertible Notes”) with various terms to various new and existing investors with aggregate net cash proceeds of $5,330,000 and aggregate principal sum of $7,230,500 (of which $2,950,000 in cash proceeds and $3,982,500 in principal was from a related party). In October and November 2023, the holders of the 2023 Convertible Notes agreed to exchange the convertible notes and accrued interest for common stock and prepaid warrants to purchase common stock of the Company. (See “Exchange of 2022 and 2023 Convertible Promissory Notes” below.)

Exchange of 2022 and 2023 Convertible Promissory Notes

In October 2023, the holders of the 2022 and 2023 Convertible Notes entered into a Subscription Exchange Agreement to exchange into equity the value of their 2022 and 2023 Convertible Notes with all accrued interest and fees through, and effective as of, June 30, 2023. In October 2023, in accordance with the Subscription Exchange Agreement, and upon approval of an increase in authorized capital to accommodate such exchange, an aggregate fair value of $33,849,109 in convertible notes was exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred subsequent to September 30, 2024, on November 25, 2024) for an aggregate of 3,312,148 shares of common stock (with a previous fair value of $30,344,094 as of September 30, 2023 and a principal amount of $24,795,755, including accrued interest) and 507,394 prepaid warrants to purchase common stock (with a previous fair value of $3,505,015 as of September 30, 2023 and a principal amount of $1,714,574, including accrued interest). As of September 30, 2024, the aggregate fair value of the convertible notes had decreased to $18,482,353 (with $16,057,069 attributable to the 3,312,148 shares of common stock, and $2,425,284 attributable to the 507,394 prepaid warrants to purchase common stock.) As of September 30, 2024, the change in fair value of the 2022 and 2023 Convertible Notes, is included in the change in fair value of convertible notes in the Company’s condensed consolidated statement of operations for the nine months ended September 30, 2024. As further discussed below (See Note 8 — Fair Value Measurement), such valuation reflects the fixed number of shares and prepaid warrants exchanged for the convertible notes as impacted by the valuation methodologies and inputs, including an estimated common stock share value of $7.50 ($13.16 post split) per share as of March 31, 2024 as compared to a subsequent assumed share value of $5.00 per share as of September 30, 2024.

The aggregate fair value of the exchanged notes will be reclassified from Convertible Notes to equity under the terms of the Subscription Exchange Agreement upon the closing of the Company’s IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. At which time, the value of the shares and prepaid warrants will be recorded as common stock at the IPO price per share (of $4.00 per share), and the remaining fair value of the Convertible Notes will be recognized as a gain in Change in Value of Convertible Notes on the Company’s condensed consolidated statement of operations (calculated using an IPO price of $4.00 per share

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 5 — CONVERTIBLE NOTES (cont.)

The agreement had a true up provision in the event the eventual IPO price is higher or lower than the conversion rate of $13.16 per share stated in the document. Under the terms of the Subscription Exchange Agreement, the true up provision was eliminated and the strike price of the warrants related to the 2022 Notes was fixed at a negotiated fixed, non-adjustable rate of $6.00 per share. If the Company had not listed the common stock on a national or international securities exchange by February 28, 2025 (which date was amended from October 31, 2024 previously (See Note 16)), the Holder will have had the right to exchange the common sock issued under the Subscription Exchange Agreement for promissory notes (the “New Notes”) on terms substantially similar to the Notes exchanged (contingent upon the consummation of the Company’s initial public offering) in October 2023. When the Subscription Exchange Agreement was executed, the Company did not have enough shares of common stock in the authorized capital account to accommodate all shares due. The Note Holders agreed to waive any requirement of the Company to have enough shares in the authorized capital account to account for the exchange for common stock and prepaid warrants.

Payment Upon Sale of Flavored Bourbon, LLC

Under the terms of the 2022 and 2023 Convertible Promissory Notes’ Securities Purchase Agreements, upon the sale of the Flavored Bourbon brand to an arm’s length third party and the receipt by the Company of any proceeds due to it from such brand sale, the holders of the 2022 and 2023 Convertible Promissory Notes shall receive a one-time payment in an amount equal to 150% of their original subscription amount. Such payment shall be in addition to any other amounts otherwise due and shall survive the conversion or repayment of the 2022 and 2023 Convertible Promissory Notes. Accordingly, the $10,900,000 in 2022 Convertible Promissory Notes subscriptions and $5,430,000 in 2023 Convertible Promissory Notes subscriptions will be due an aggregate of $24,495,000 upon the sale of Flavored Bourbon, LLC to an arm’s length third party.

2023 Series — Convertible Whiskey Special Ops 2023 Notes

In September 2023, the Company opened a $5,000,000 round of convertible notes with a 12.5% interest rate and an August 29, 2026 maturity date (the “Whiskey Special Ops 2023 Notes” or the “Whiskey Notes”). In March 2024, the round was increased to $10,000,000. As of September 30. 2024 and December 31, 2023, the Company had $8,526,245 and $2,975,000, respectively, in outstanding principal, and $6,630,870 and $2,975,000, respectively, of proceeds of Whiskey Special Ops 2023 Notes with: a fair value for the Notes (separately) of $14,283,752 and $1,452,568, respectively, (of which, $2,405,500 and $800,000, respectively, in principal, $2,233,000 and $800,000, respectively, of proceeds, and $5,346,807 and $390,607, respectively, in Fair Value was with a related party); and a fair value for the related Warrant Liability of $18,658 and $1,512,692, respectively, (of which $6,346 and $406,774, respectively, in Fair Value was with a related party). The Whiskey Special Ops 2023 Notes included warrant coverage equal to the Subscription Amount actually paid by the Holder pursuant to the Securities Purchase Agreement, divided by the Exercise Price, as defined as the price per share of the Company’s assumed IPO or, in the event the Company has not consummated the IPO, $10.00 dollars per share. Total warrants outstanding if calculated using the then assumed IPO price of $5.00 per share as of September 30, 2024 would be 755,919 (of which 254,562 would be to a related party). The warrants include a mandatory cashless exercise provision whereby any warrants not previously exercised, will be automatically cashlessly exercised, beginning on the third anniversary of their issuance date, on any trading day that the 20-day VWAP of the common stock equals or exceeds a price per share equal to or greater than 125% of the exercise price of the warrant.

The Company agreed to make royalty payments on the Whiskey Special Ops 2023 Notes at the rate of $10 per bottle of a new product offering of Special Forces labelled spirits. As of September 30, 2024 , the Company had sold 16,922 bottles of the new product offering of Special Forces labelled spirits, representing more than $1,439,072 in retail shelf value. These royalties were eliminated in conjunction with the April 2024 exchange of the Whiskey Notes and related Warrants into common stock (contingent upon the closing of the Company’s initial public offering, which occurred subsequent to September 30, 2024, on November 25, 2024).

The outstanding balance of the Whiskey Special Ops 2023 Notes and accrued interest could have, in whole or part, been converted into common stock prior to maturity at the option of the holder so long as the price per share was equal to or greater than the original IPO price. Any principal and accrued interest remaining outstanding upon maturity would have been mandatorily converted into common stock of the Company at the rate of $1.25 per $1.00 of outstanding principal and accrued interest at a price per share equal to the then market price per share, but in no case less than 80% of the Company’s original IPO price. The aggregate Fair Value of $14,283,752 and $1,452,562, respectively, in Whiskey Notes (separately) and the related Fair Value of the Warrant Liability of $18,658 and $1,512,692, respectively, as of September 30, 2024 and December 31, 2023 will be reclassified from being a liability to equity under the terms of the Subscription Exchange Agreement upon the closing of the Company’s IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional conversion of the Whiskey Notes into equity.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 5 — CONVERTIBLE NOTES (cont.)

Exchange of Whiskey Notes

In April 2024, the holders of Whiskey Notes (including 755,919 related Warrants based on a $5.00 per share exercise price) agreed to exchange for common stock (and prepaid warrants). The then outstanding $23,311,063 in aggregate fair value, (including $8,723,321 which was with a related party); $8,678,433 of principal amount, including accrued interest (including $3,247,425 which was with a related party); $6,630,870 of proceeds, (of which $2,233,000 was with a related party) of the Whiskey Notes and related Warrants (Warrant Liability), in accordance with a Subscription Exchange Agreement, exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred subsequent to September 30, 2024, on November 25, 2024) for a total of 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock (of which 1,203,783 shares were with a related party). Such pre-paid warrants will be eligible for exercise without the payment of additional consideration (except the $0.001 per share exercise price) at any time that the respective holder beneficially owns a number of shares of common stock that is less than 4.99% of the Company’s outstanding shares of common stock for a number of shares that would cause the holder to beneficially own up to 4.99% of the Company’s outstanding shares of common stock, and having no expiration date.

The aggregate fair value of the exchanged Whiskey Notes and related Warrants will be reclassified from liabilities to equity under the terms of the Subscription Exchange Agreement (when the common stock and prepaid warrants are unconditionally issued in exchange for the Whiskey Notes and related Warrants) upon the closing of the Company’s IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional exchange of the Whiskey Notes and related Warrants for equity, at which time, the value of the shares and prepaid warrants will be recorded as common stock at the IPO price(of $4.00 per share), and the remaining fair value of the Convertible Notes will be recognized as a gain in Change in Value of Convertible Notes on the Company’s condensed consolidated statement of operations. (Calculated using an IPO price of $4.00 per share.) Until such a time, the Whiskey Notes and related Warrant Liabilities will remain on the Company’s balance sheet, and the change in their fair values will also continue to be recognized as Other Income/(Expense) in the Company’s Statement of Operations.

Convertible Notes at fair value consisted of the following:

	September 30, 2024	December 31, 2023
2022 Convertible Promissory Notes	$9,356,815	$18,801,206
2023 Convertible Promissory Notes	9,125,538	17,482,685
Whiskey Special Ops 2023 Notes	14,283,752	1,452,562
Total Convertible Notes Payable	$32,766,105	$37,736,453
Less: Convertible Notes Payable, Current	(18,482,353)	(36,283,891)
Convertible Notes Payable, net of Current Portion	$14,283,752	$1,452,562

NOTE 6 — BORROWINGS

Borrowings of the Company, not including the Convertible Notes discussed in Note 5, consisted of the following:

	September 30, 2024	December 31, 2023
Silverview Loan	$12,250,000	$12,250,000
PPP Loan	2,269,456	2,269,456
COVID19 TTS Loan	39,247	—
City of Eugene	389,875	—
Channel Partners Loan	16,569	149,824
Total Notes Payable	14,965,147	14,669,280
Less: Debt Issuance Costs	(159,330)	(398,324)
	14,805,817	14,270,956
Less: Notes Payable, Current	(14,415,942)	(14,270,956)
Notes Payable, net of Current Portion	$389,875	$—

In March and September 2021, the Company executed a secured term loan agreement and an amendment with Silverview Credit Partners, L.P. (the “Silverview Loan”) for an aggregate borrowing capacity of $15,000,000. The Silverview Loan originally matured on April 15, 2025, which was extended to October 25, 2026 as part of the Silverview Loan modification executed subsequent to September 30, 2024 (on October 1, 2024). The Silverview Loan accrued interest through the 18-month anniversary of the closing date at (i) a fixed rate of 10.0%, which portion was payable in cash, and (ii) at a fixed rate of 6.5%, which portion was payable in kind and added to the outstanding obligations as principal. Effective on the 19th month anniversary of the closing date, the Silverview Loan accrues interest at a fixed rate of 15.0% through maturity. Interest payable in cash is required to be repaid on the fifteenth day of each calendar month. The Company had an option to prepay the Silverview Loan with a prepayment premium up to 30.0% of the obligations during the first twenty-four months of the loan, after which time the Company can prepay the loan with no premium due.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 6 — BORROWINGS (cont.)

The Company is now past that initial twenty-four-month window and can prepay all or some of the outstanding balance without penalty. The Silverview Loan also contains certain financial and other debt covenants that, among other things, impose certain restrictions on indebtedness, liens, investments and capital expenditures. The financial covenants require that, at the end of each applicable fiscal period as defined pursuant to the Silverview Loan agreement, the Company has either (i) an EBITDA interest coverage ratio up to 2.00 to 1.00, or (ii) a cash interest coverage ratio of not less than 1.25 to 1.00. Commencing with the fiscal quarter ending June 30, 2021, the Company shall maintain liquidity of not less than $500,000. The Silverview Loan may be used for general corporate purposes, including working capital needs and capital expenditures. The Company violated various financial and other debt covenants regarding its failure to comply with the financial covenants and to timely furnish its consolidated financial statements for the year ended December 31, 2023. As the chance of meeting the same or more restrictive covenants at subsequent compliance measurement dates within the following year was remote, the Company determined that the Silverview Loan should be classified as a current liability as of December 31, 2023. As of both September 30, 2024 and December 31, 2023, the outstanding balance of the Silverview Loan was $12,250,000. The lender had previously agreed to waive any existing covenant compliance matters as of December 31, 2022 and to forbear exercising its rights and remedies under the loan agreement through December 31, 2023.

In June 2024, the Company reached an agreement in principal (which was finalized and agreed to subsequent to September 30, 2024 (in October 2024)) with Silverview to complete a loan modification of the Silverview Loan in the following ways, which will go into effect upon the close of the Company’s initial public offering (which occurred subsequent to September 30, 2024, on November 25, 2024): 1) extend the maturity date by 18 months to October 25, 2026; 2) recast the amortization schedule to reduce the amount paid each quarter to allow the Company to preserve cash, as follows: $974,729 due 12/25/2024, $700,000 due 6/30/2025 and then $500,000 due every six months thereafter; 3) increase in the coupon rate from 15% to 16.5% in the month starting after the close of the Company’s initial public offering (which occurred subsequent to September 30, 2024, on November 25, 2024), with monthly interest payments remaining in effect; 4) waiver of any past missed amortization payments; 5) waiver of any past missed covenant faults; 6) 1% additional exit fee due at loan payoff; 7) an additional 1% exit fee due at payoff if the Company does not refinance or repay the entire debt by July 30, 2025; 8) the elimination of EBITDA coverage and interest coverage ratio tests; and 9) greatly reduced and simplified reporting requirements to match the reporting the Company must make as a public company.

In April 2020, the Company was granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan may only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan may be forgiven if the proceeds are used in accordance with the terms of the program within the 8 or 24-week measurement period. The loan terms require the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, the Company’s bank approved forgiveness of the loan of $3,776,100. During the year ended of December 31, 2021, the forgiveness was partially rescinded by the SBA and the Company recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in debt. Under the terms of the PPP loan, the Company has also recorded interest on the PPP loan at the rate of 1%, for a total of $101,535 and $84,561 as of September 30, 2024 and December 31, 2023, respectively. The Company is currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that the Company has 18-24 months to repay the PPP loan.

In January 2022, the Company entered into an unsecured business loan and security agreement with Channel Partners Capital, LLC (the “2022 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000. The Channel Partners Loan matured on June 26, 2023 and accrued interest at a fixed rate of 13.982%. Principal of $16,528 plus interest is payable monthly. The Company had an option to prepay the Channel Partners Loan with a prepayment discount of 5.0%. As of December 31, 2022, the outstanding balance of the 2022 Channel Partners Loan was $82,887. In April 2023, the Company entered into a new secured business loan and security agreement with Channel Partners Capital, LLC (the “2023 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000, of which. $47,104 of proceeds were used to pay off the 2022 Channel Partners Loan. The 2023 Channel Partners Loan matured and was paid off in full on October 5, 2024. During its term it accrued interest at a fixed rate of 13.34%. Payment of $16,944, principal plus interest was payable monthly. The Company had an option to prepay the 2023 Channel Partners Loan with a prepayment discount of 5.0%. As of September 30, 2024 and December 31, 2023, the outstanding balance of the 2023 Channel Partners Loan was $16,569 and $149,824, respectively. Subsequent to September 30, 2024, the Company paid the remaining balance due under the 2023 Channel Partners Loan in October, 2024.

In February 2024, the Company acquired the debt of Thinking Tree Spirits with City of Eugene in the amount of $389,875. The City of Eugene loan will mature on May 1. 2028 with an accrual rate of 0% interest through July 31, 2025, beginning August 1, 2025 the City of Eugene loan begins accruing interest at the rate of 5%. Monthly payments began September 1, 2025 in the amount of $6,714, including accrued interest..

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 6 — BORROWINGS (cont.)

In May 2024, the Company raised $100,000 under the terms of an accounts receivable factoring arrangement with a related party. (See Notes 14 and 16.)

As of July 1, 2024, the Company raised an additional aggregate of $299,667 between two separate investors under the terms of a July 1, 2024 accounts receivable factoring arrangement, including $166,667 from the related party. The Company issued an aggregate of 66,549 five year warrants to purchase common stock at $6.00 per share in conjunction with the July 1, 2024 accounts receivable factoring agreements. (See Notes 14 and 16.)

In August 2024, the aggregate of $399,667 received from the two separate investors under the terms of the May 2024 and July 2024 factoring agreements, including accrued fees and 66,549 related warrants was exchanged for an aggregate of 44,291 shares of Series A Preferred Stock and 19,983 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. (Including $266,667 received from a related party, which was exchanged for 29,661 shares of Series A Preferred Stock, and 13,333 warrants.) Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the 19,983 warrants at $5.00 per share were recalculated and reissued as 24,979 warrants at $4.00 per share (and the 13,333 related party warrants at $5.00 per share were recalculated and reissued as 16,667 warrants at $4.00 per share). (See Notes 14 and 16.)

In July 2024, the Company raised an additional $250,000 from an investor under the terms of a July 2024 accounts receivable factoring arrangement. The Company issued 83,333 five year warrants to purchase common stock at $6.00 per share in conjunction with the July 2024 accounts receivable factoring arrangement (which remain outstanding). As of September 2024, the Company recorded a total liability of $277,000 (including $27,000 of fees) related to this July 2024 factoring agreement, which was exchanged for 27,700 shares of Series A Preferred Stock, including 12,500 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the 12,500 warrants at $5.00 per share were recalculated and reissued as 15,625 warrants at $4.00 per share. (See Note 16.)

As of September 30, 2024, the principal repayments of the Company’s debt measured on an amortized basis of $14,965,147 will be due within five years from the issuance of these condensed consolidated financial statements. The outstanding principal of $14,805,817 and $14,270,956, respectively, net of debt issuance costs of $159,330 and $398,324, respectively, was classified as a current liability on the Company’s consolidated balance sheets as of September 30, 2024 and December 31, 2023. The outstanding principal of $389,874 was classified as a long-term liability on the Company’s consolidated balance sheet as of September 30, 2024.

The following table represents principal repayments from 2024 and the years through 2028 and thereafter:

Years Ending	Amount
2024	$14,575,272
2025	20,466
2026	63,539
2027	66,789
2028	239,081
thereafter	—
$14,965,147

Liabilities for Deferred Revenue — During 2023, the Company entered into a distilled spirits barreling production agreement with a related party for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made in January 2023. In March 2024, the agreement was amended to 600 barrels for $500,000, with the then $500,000 excess prepayment used to purchase a Whiskey Note in the principal amount of $672,500, which was subsequently exchanged (contingent upon the consummation of the Company’s initial public offering) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock. (See Note 16.)

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — WARRANT LIABILITIES

2022 and 2023 Convertible Promissory Notes Warrants

During 2022 and 2023, the Company issued warrants to purchase common stock to the 2022 Notes holders, including a related party, in an amount equal to 50% of the cash proceeds (see Notes 5, 14 and 16). These warrants are exercisable on or after the occurrence of an IPO or a deSPAC merger and expire on July 31, 2027. The warrant exercise price is equal to: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO, or (ii) if the Company consummates a deSPAC merger, 100% of the redemption price related to such deSPAC merger. The warrants will automatically be exercised cashlessly if the stock price hits 125% of the IPO price. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the 2022 Notes, including the notes issued in February 2023, and March 31, 2023, using a probability weighted expected return method and the Monte Carlo Simulation. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in 2022 was approximately $581,364, of which $300,059 was associated with the related party warrant liabilities. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in February 2023 was approximately $12,874. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net loss of $61,746 and a net loss of $345,709 resulting from the change in fair value of the warrant liabilities for the nine months ended September 30, 2024 and 2023 respectively, of which $26,242 and $153,736, respectively was related to the change in value of the related party warrant liabilities. On September 30, 2024 and December 31, 2023, the fair value of the warrant liabilities was $856,614 and $794,868, respectively of which $367,401 and $340,918, respectively, were associated with the related party warrant liabilities.

In April 2024,under a Securities Exchange Agreement, the strike price of the warrants became fixed at a negotiated fixed, non-adjustable price of $6.00 per share (as opposed to the previous pricing which was contingent on the IPO price), these 908,334 warrants now have a fixed price and include a cashless exercise provision, and will no longer qualify to be classified as liabilities in accordance with ASC 480, and their fair value that has previously been recorded as warrant liabilities will be reclassified to equity upon the closing of the Company’s IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional fixing of the strike price at $6.00 per share. (See Note 16.)

2023 Series — Convertible Whiskey Special Ops 2023 Notes Warrants

From August 2023 to April 2024, the Company issued warrants to purchase common stock to the Whiskey Note holders, including a related party, in an amount equal to the cash proceeds divided by the exercise price. (see Notes 5, 14 and 16). These warrants were exercisable on or after the earlier of (i) occurrence of an IPO, or (ii) August 29, 2024, and expire on August 29, 2028. The warrant exercise price was equal to the lesser of: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO, or (ii) $10.00 per share. The warrants will automatically be exercised on a cashless basis after the three-year anniversary of the issuance date if the stock price hits 125% of the warrant exercise price. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the Whiskey Notes using a probability weighted expected return method and the Monte Carlo Simulation. The fair value of the warrant liabilities at the issuance dates in the nine months ended September 30, 2024 and December 31, 2023 was approximately $302,020 and $1,621,527, respectively, of which $111,112 and $436,041, respectively, was associated with the related party warrant liabilities. The fair value of the warrant liabilities at the issuance dates in April 2024 was approximately $48,889, of which $26,706 was associated with the related party warrant liabilities. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net gain of $1,796,054 (of which $487,844 was to a related party) resulting from the change in fair value of the warrant liabilities to $18,658 (of which $6,346 was to a related party) for the nine months ended September 30, 2024.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — WARRANT LIABILITIES (cont.)

In April 2024, the Whiskey Notes (including 755,919 related warrants) were exchanged (contingent upon the consummation of the Company’s initial public offering) for common stock. The then outstanding $23,311,063 in aggregate fair value ($8,678,433 of principal amount, including accrued interest; $6,630,870 of proceeds) of the Whiskey Notes and related Warrants (Warrant Liability) in accordance with a Subscription Exchange Agreement, exchanged for a total of 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock. The Whiskey Notes and related warrants were exchanged (contingent upon the consummation of the Company’s initial public offering) for common stock; however, the Whiskey Notes and related Warrant Liabilities remain on the Company’s balance sheet until subsequent to September 30, 2024 (upon the closing of the Company’s IPO (which occurred on November 25, 2024) — which is the remaining prerequisite for the unconditional exchange of the outstanding indebtedness and related warrants for equity). (See Note 16.)

As of September 30, 2024, as part of the Series A Preferred Stock offering, the holders of the Series A Preferred Stock received warrants entitling its holder to purchase an aggregate of 197,013 of shares of common stock determined by (a) 25% of the Subscription Amount of such Investor divided by (b) $5.00, and shall have an exercise price equal to the lesser of $5.00 or the price per share at which the common stock is sold in the Company’s Initial Public Offering (the “Exercise Price”), subject to splits, combinations or other like adjustments. Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the exercise price of the 197,013 warrants was fixed at $4.00 per share. (See Note 16.) The Warrants will expire June 15, 2029. At any time after June 15, 2027, the Warrants shall automatically exercise on a cashless basis if the common stock has traded for 5 consecutive trading days at or above 125% of the Exercise Price.

NOTE 8 — FAIR VALUE MEASUREMENT

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as of September 30, 2024 and December 31, 2023 under Level 3.

	Fair Value Measurement as of
	September 30,	December 31,
	2024	2023
2022 and 2023 Convertible Notes	$18,482,353	$36,283,891
Whiskey Special Ops 2023 Notes	14,283,752	1,452,562
Warrant Liabilities 2022 and 2023	856,614	794,868
Warrant Liabilities Whiskey Special Ops	18,658	1,512,692
Acquisition Contingency Liabilities	127,076	—
Total Liabilities at Fair Value	$33,768,453	$40,044,013

In November of 2023, the Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering) for common stock and prepaid warrants effective as of June 30, 2023. (See Note 5.) As of September 30, 2024, the $415,265 decrease in fair value of the 2022 and 2023 Convertible Notes, is included as a gain in the change in fair value of convertible notes in the Company’s condensed consolidated statement of operations. As further discussed below, such valuation reflecting the fixed number of shares and prepaid warrants exchanged for the convertible notes as impacted by the valuation methodologies and inputs, including an estimated common stock share value of $7.50 ($13.16 post split) per share as of March 31, 2024; as compared to a subsequent share value of $5.00 per share as of September 30, 2024; and, subsequent to September 30, 2024, $4.00 per share, upon the November 25, 2024 initial public offering at $4.00 per share.

As of June 30, 2024, the then outstanding $13,978,467 in aggregate fair value, of the Whiskey Notes and related Warrants (Warrant Liability), in accordance with a Subscription Exchange Agreement, exchanged (contingent upon the consummation of the Company’s initial public offering) for a total of 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock.

As further discussed in Note 7, the Convertible Notes (and related Warrant Liabilities) remain as liabilities on our balance sheet, and the change in their fair value will continue to be recognized as Other Income/(Expense) in the Company’s Statement of Operations, until subsequent to September 30, 2024 (upon the closing of the Company’s IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional conversion of the outstanding indebtedness and related warrants into equity). At which time, the value of the shares and prepaid warrants will be recorded as common stock at the IPO price of $4.00 per share, and the remaining fair value of the Convertible Notes will be recognized as Change in Value of Convertible Notes on the Company’s condensed consolidated statement of operations. (See Note 16.)

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

Valuation of Acquisition Contingency Liability — In conjunction with the Thinking Tree Spirits acquisition, for the quarter ended March 31, 2024, the Company recorded estimated fair values of $584,203 in estimated future contingent payments. The acquisition was recorded at a fair value probability applied to the contingent earn out payments based on assumptions made at that time. The fair value of the acquisition will be re-measured for each subsequent reporting period until resolution of the contingent earn out payments, and any resulting increases or decreases in fair value, are recorded on the income statement as an operating loss or gain. The recorded fair value of the acquisition was reviewed as of June 30, 2024, with a decrease in valuation for the contingent earn out payments to $127,076, resulting in a decrease in fair value recorded on the income statement as an operating gain of $457,127 for the period ended June 30, 2024. (See Note 10.) As of September 30, 2024, the recorded fair value of the acquisition was reviewed, with no further change in fair value.

Valuation of Convertible Notes — The fair value of the Convertible Notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning the Company’s prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the 2022 Notes are the timing and probability of an IPO, deSPAC Merger and default scenario outcomes (see the table below). Specifically, the Company discounted the cash flows for fixed payments that were not sensitive to the equity value of the Company at payment by using annualized discount rates that were applied across valuation dates from issuance dates of the Convertible Notes to September 30, 2024 and December 31, 2023. The discount rates were based on certain considerations including time to payment, an assessment of the credit position of the Company, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the Convertible Notes.

The significant unobservable inputs that are included in the valuation of the 2022 and 2023 Convertible Notes as of September 30, 2024 and December 31, 2023, include:

	September 30, 2024		December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Discount Rate	25 – 75%	25 – 75%	48.5%	48.5%
Expected Term (in years)	0.83	0.83	0.122 – 1.081	0.122 – 1.081
Probability Scenarios
IPO	98%		70%
deSPAC	0%		0%
Default/Dissolution/Forced Liquidation	1%		20%
Held to Maturity	1%		10%

The significant unobservable inputs that are included in the valuation of the Whiskey Special Ops 2023 Notes as of September 30, 2024 and December 31, 2023 include:

	September 30, 2024		December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Discount Rate	50.68%	50.68%	54.0%	91.3%
Expected Term (in years)	0.83	0.83	0.125 – .667	0.125 – .667
Probability Scenarios
IPO	98%		70%
deSPAC	0%		0%
Default/Dissolution/Forced Liquidation	1%		20%
Held to Maturity	1%		10%

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

Valuation of Warrant Liabilities — The fair value of the warrant liabilities at issuance and at each reporting period was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. The Company used the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning the Company’s prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of IPO, deSPAC Merger and default scenario outcomes (see the table below). The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

The significant unobservable inputs that are included in the valuation of the 2022 Convertible Promissory Notes warrant liabilities as of September 30, 2024 and December 31, 2023, include:

	September 30, 2024		December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Expected Term (in years)	0.122 – 1.081		0.122 – 1.081
Volatility	70%	70%	70%	70%
Risk-free Rate	74%	74%	74%	74%
Probability scenarios
IPO	98%		70%
deSPAC	0%		0%
Default/Dissolution/Liquidation	1%		20%
Held to Maturity	1%		10%

The significant unobservable inputs that are included in the valuation of the 2023 Series — Convertible Whiskey Special Ops 2023 Notes warrant liabilities as of September 30, 2024 and December 31, 2023 include:

	September 30, 2024		December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Expected Term (in years)	.83		0.125 – 4.667
Volatility	70%	70%	70%	70%
Risk-free Rate	74%	74%	3.8 – 3.87%	3.8 – 3.87%
Probability scenarios
IPO	98%		70%
deSPAC	0%		0%
Default/Dissolution/Liquidation	1%		20%
Held to Maturity	1%		10%

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs:

See Note (1) below

	2022 and 2023 Convertible Notes	Whiskey Special Ops Notes	2022 Notes Warrant Liabilities	Whiskey Special Ops Notes Warrant Liabilities	Acquisition Contingency Liabilities
Balance as of December 31, 2022	$8,041,000	$-	$433,000	$-	$-
Issuance(1)	5,577,126	261,596	12,874	313,404	-
Change in Fair Value(1)	20,230,983	-	345,709	-	-
Balance as of September 30, 2023	$33,849,109	$261,596	$791,583	$313,404	$-

Balance as of December 31, 2023(1)	$36,283,891	$1,452,562	$794,868	$1,512,692	$-
Issuances	-	3,353,850	-	302,020	584,203
Change in Fair Value	(17,801,538)	9,477,340	61,746	(1,796,054)	(457,127)
Balance as of September 30, 2024(1)	$18,482,353	$14,283,752	$856,614	$18,658	$127,076

(1)	The above table has been revised to correct the following misstatements in previously issued interim condensed consolidated financial statements included in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2024. In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the misstatements from qualitative and quantitative perspectives, and concluded that the misstatements were not material to the interim condensed consolidated financial statements for the quarterly periods ended September 30, 2024 and 2023.

See Note (1) above

	2022 and 2023 Convertible Notes	Whiskey Special Ops Notes	2022 Notes Warrant Liabilities	Whiskey Special Ops Notes Warrant Liabilities
Issuances during 2023
As previously reported	12,854,653
Adjustment	(7,277,527)
As Corrected	5,577,126

Change in fair value in 2023
As previously reported	12,953,456
Adjustment	7,277,527
As Corrected	20,230,983

Balance as of December 31, 2023
As previously reported	33,849,109	261,596	791,583	313,404
Adjustment	2,434,782	1,190,966	3,285	1,199,288
As Corrected	36,283,891	1,452,562	794,868	1,512,692

Balance as of September 30, 2024
As previously reported	16,047,571	13,092,786	853,329	(1,180,630)
Adjustment	2,434,782	1,190,966	3,285	1,199,288
As Corrected	18,482,353	14,283,752	856,614	18,658

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — STOCKHOLDERS’ EQUITY

On May 14, 2024, the Board and Shareholders of the Company approved a .57-for-1 reverse stock split. All share and per share numbers included in these Financial Statements as of and for the nine months ended September 30, 2024 and 2023 and the year ended December 31, 2023 all periods presented reflect the effect of that stock split unless otherwise noted.

Common Stock — On October 31, 2023, the Company’s Board of Directors and shareholders increased the number of shares the Company is authorized to issue from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and 500,000 shares of Founders Common Stock, par value of $0.0001 per share. (which Founders Common Stock has four votes per share). The key terms of the common stocks are summarized below:

Dividends — The holders of common stock and Founders Common Stock are entitled to receive dividends if declared by the Board of Directors. No dividends have been declared since the inception of the Company.

Voting rights — The holders of Founders Common Stock are entitled to four votes for each share of Founders Common Stock and general common stockholders are entitled to one vote for each share of general common stock.

Upon approval of this increase in authorized shares, the 2022 and 2023 Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering) for 3,312,148 additional shares of common stock and 507,394 prepaid warrants; The actual unconditional exchange of the Convertible Notes and reclassification of the aggregate fair value of exchanged notes (of $18,482,353 and $36,283,891 as of September 30, 2024 and December 31, 2023, respectively) will be reclassified from Convertible Notes to equity under the terms of the Subscription Exchange Agreement will occur upon the closing of the Company’s IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. (See Note 5.) Upon approval of the April 2024 increase of authorized capital stock, the Whiskey Special Operation Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred subsequent to September 30, 2024, on November 25, 2024) for 2,399,090 additional shares of common stock and 546,927 prepaid warrants; The actual unconditional exchange of the Convertible Notes and reclassification of the aggregate fair value of exchanged notes (of $14,283,752 and $1,452,568 as of September 30, 2024 and December 31, 2023, respectively) will be reclassified from Convertible Notes to equity under the terms of the Subscription Exchange Agreement upon the closing of the Company’s anticipated IPO (which occurred subsequent to September 30, 2024, on November 25, 2024) — which is the remaining prerequisite for the unconditional exchange of the Whiskey Special Operation Convertible Notes for equity. (See Note 5.) As of September 30, 2024, the Company had 441,914 shares of common stock issued and outstanding. As of September 30, 2024, including the 5,711,238 shares of common stock related to the conversion of the Convertible Notes, the Company had 6,153,152 shares of common stock issued and outstanding. During the nine months ended September 30, 2024 and year ended December 31, 2023, the Company repurchased 21 and 72 shares of common stock, respectively, and 0, 9,493 and 0 common stock warrants, respectively, were exercised.

In the second quarter of 2024, the Company’s Board of Directors and shareholders took certain actions and approved amendments to the Company’s amended and restated certificate of incorporation and bylaws in preparation for the Company’s initial public offering (which occurred subsequent to September 30, 2024, on November 25, 2024) (the “Actions and Amendments”). These Actions and Amendments, included, among other things:

●	filing a second amendment to the Company’s amended and restated certificate of incorporation on April 1, 2024, to increase the Company’s authorized capital stock from 10,000,000 shares to 70,000,000 shares, including 69,500,000 shares of common stock and 500,000 shares of Founders Common Stock. The increase in authorized shares included provision for the additional shares to be issued with the Company’s anticipated IPO, including those discussed in the following paragraphs, and other future equity activities not yet known.

●	filing a third amendment to the Company’s amended and restated certificate of incorporation on May 14, 2024, to further increase the Company’s authorized capital stock to 75,000,000 shares, including 5,000,000 shares of preferred stock.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

Contingent upon the consummation of the Company’s initial public offering (which occurred subsequent to September 30, 2024, on November 25, 2024), 65,891 of the October 2023 prepaid warrants to purchase common stock were exercised into 65,891 shares of common stock.

Prepaid Warrants to Purchase Common Stock -- In August 2024, certain holders of shares of common stock agreed to exchange an aggregate of 2,816,291 shares of their common stock into a like number of pre-paid warrants. Such pre-paid warrants will be eligible for exercise without the payment of additional consideration at any time that the respective holder beneficially owns a number of shares of common stock that is less than 9.99% of the Company’s outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 9.99% of the Company’s outstanding shares of common, and having no expiration date.

Preferred stock — In May 2024, the Company’s Board of Directors and Shareholders approved an offering of Series A Convertible Preferred Stock of up to $5,000,000, of which $4,948,478 was issued and outstanding and $51,522 remained available for issuance as of September 30, 2024. The shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) were sold at a Subscription Price of $10 per share and have a stated value of $12 per share (the “Stated Value”), and included stock purchase warrants to purchase shares of common stock calculated at 25% of the subscription price then divided by $5.00, with an exercise price equal to the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. The warrants expire June 15, 2029. At any time after June 15, 2027, the Warrants shall be automatically exercised on a cashless basis if the common stock has traded for 5 consecutive trading days at or above 125% of the Exercise Price. The Series A Preferred Stock is entitled to receive, out of funds legally available therefor, cumulative dividends at the rate of 15% per annum of the Stated Amount (or $1.80 per share) payable if and when declared by the Board of Directors of the Company or upon conversion or redemption of the Series A Preferred Stock.

Dividends on the Series A Preferred Stock may be paid by the Company in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder shall receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Conversion Price (as defined below). The Company may make payments of dividends in common stock only if the average closing price of the common stock over the five trading days preceding the dividend payment date is at or above the Conversion Price. Holders of the Series A Preferred Stock have no voting rights except as required by law.

Each share of Series A Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Stated Value plus (ii) the amount of all accrued dividends, by (b) the then applicable Conversion Price. The “Conversion Price” was initially equal to $5.00 per share, subject to adjustment to the price per share at which the common stock is sold at the Company’s Initial Public Offering if lower than the initial Conversion Price (and was fixed at $4.00 per share subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share). Each share of Series A Preferred Stock will automatically be converted on June 15, 2027 into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Stated Value plus (ii) the amount of all accrued dividends, by (b) the then-applicable Conversion Price.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

Any time on or after June 15, 2025, the Company shall have the right to redeem some or all of the outstanding shares of Series A Preferred Stock from funds legally available therefor, upon at least 30 days prior written notice to the holders of the Series A Preferred Stock, at a redemption price per share equal to 110% of the sum of the Stated Amount plus all accrued and unpaid dividends on such shares of Series A Preferred Stock.

As of September 30, 2024, the Company had received subscriptions of $4,948,478 of Series A Preferred Stock (of which $1,831,265 was from a related party), including $2,025,000 in cash (of which $834,000 was from a related party); $1,155,000 in the form of 525 barrels of aged whiskey (with an average value of $2,200 per barrel and with $259,875 allocated to barrel fixed assets and $895,125 allocated to whiskey inventory); $110,600 was paid by the sale of and transfer to the Company by a related party of an aggregate of 50 barrels of premium aged whiskey (with an average value of $2,212 per barrel and with $24,750 allocated to barrel fixed assets and $85,850 allocated to whiskey inventory); and, $719,919 was paid by the cancellation of outstanding indebtedness (factoring agreements) during the three months ended September 30, 2024 (of which $296,619 was from a related party). In addition, the Series A Preferred Stockholders who were issued Series A Preferred Stock during the three months ended September 30, 2024 received an additional 510,315 warrants with an exercise price of $6.00 per share as part of the Series A Preferred Stock subscriptions (the “$6.00 Warrants”) (of which 321,026 of the $6.00 Warrants were issued to a related party). In September 2024, the 510,315 $6.00 Warrants (including 321,026 $6.00 Warrants from a related party) were exchanged for 93,789 shares of Series A Preferred Stock that did not include any related warrants (including 59,001 shares of Series A Preferred Stock that did not include any related warrants for a related party). The value assigned to the $6.00 Warrants exchanged for Series A preferred Stock that did not include any warrants was negotiated to be $937,959 (including $590,045 from a related party), or $1.838 per $6.00 Warrant using a Black-Scholes Valuation model with a then estimated IPO stock price of $5.00 per share and exercise price of $6.00 per share (See Note 16.), The Company allocated the net proceeds between the warrants and the Series A Preferred Stock using the relative fair value method.

In connection with the $4,948,478 of Series A Preferred Stock, the Company also issued 197,013 warrants to purchase common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering (of which 60,563 of the $5.00 Warrants were issued to a related party). (See Note 16.) Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the 197,013 warrants at $5.00 per share were recalculated and reissued as 246,267 warrants at $4.00 per share (and the 60,563 related party warrants at $5.00 per share were recalculated and reissued as 75,705 warrants at $4.00 per share.).

The Series A Preferred Stock has a liquidation preference equal to the greater of (i) 110% of the sum of (a) the Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. Accordingly, the Series A Preferred Stock liquidation preference as of September 30, 2024 (with 494,840 shares outstanding and a stated value of $5,938,173) was $6,669,697.

Stock options — The Company’s 2018 Equity Incentive Plan was approved by the HDC Board and the HDC shareholders in March 2018. On April 27, 2019, in anticipation of the Company’s reorganization on May 1, 2019, the HDHC Board and the HDHC sole stockholder approved HDHC’s 2019 Equity Incentive Plan (the “2019 Plan”). Subsequent to September 30, 2024, upon the closing of the Company’s initial public offering (which occurred on November 25, 2024), the 2024 Equity Incentive Plan (the “2024 Plan”) became effective, authorizing the issuance of up to 2,500,000 shares of common stock.

The 2019 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until April 2029). The cost of awards under the 2019 Plan generally is based on the fair value of the award on its grant date. The maximum number of shares that may be utilized for awards under the 2019 Plan is 256,500.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

The following sets forth the outstanding ISOs and related activity under the 2019 Plan for the nine months ended September 30, 2024:

Options Outstanding	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	6,178	$157.89	1.85	$—
Forfeited	(167)	$157.89
Outstanding at September 30, 2024	6,011	$157.89	1.11	$—
Exercisable at September 30, 2024	6,011	$157.89	1.11	$—

ISOs require a recipient to remain in service to the Company, ISOs generally vest ratably over periods ranging from one to four years from the vesting start date of the grant and vesting of ISOs ceases upon termination of service to the Company. Vested ISOs are exercisable for three months after the date of termination of service. The terms and conditions of any ISO shall comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder. The exercise price of each ISO is the fair market value of the Company’s stock on the applicable date of grant. The Company used the mean volatility estimate from Carta’s 409A valuation based on the median 5-year volumes of select peer companies. Fair value is estimated based on a combination of shares being sold at $157.89 up through February of 2019 and the most recent 409A completed when these ISOs were issued in April of 2018 valuing the Company’s stock at $157.89 per share. No ISOs may be granted more than ten (10) years after the earlier of the approval by the Board, or the stockholders, of the 2019 Plan.

There were no grants in the nine months ended September 30, 2024 and the year ended December 31, 2023. As of September 30, 2024, the Company had $0 of unrecognized compensation expense related to ISOs expected to vest over a weighted average period of 0.0 years. The weighted average remaining contractual life of outstanding and exercisable ISOs is 1.10 years.

The following table presents stock-based compensation expense included in the condensed consolidated statements of operations related to ISOs issued under the 2019 Plan:

	For the Nine Months Ended September 30,
	2024	2023
Cost of Sales	$—	$—
Sales and Marketing	—	—
General and Administrative	—	18,595
Total Share-based Compensation	$—	$18,595

Restricted stock units — The RSU awards granted in 2019 under the 2019 Plan were granted at the fair market value of the Company’s stock on the applicable date of grant. RSU awards generally vest ratably over periods ranging from one to four years from the grant’s start date. Upon termination of service to the Company, vesting of RSU awards ceases, and most RSU grants are forfeited by the participant, unless the award agreement indicates otherwise. The majority of RSU awards are “double trigger” and both the service-based component, and the liquidity-event component (including applicable lock-up periods) must be satisfied prior to an award being settled. Upon settlement, the RSU awards are paid in shares of the Company’s common stock. The Company recognizes the compensation expense for the restricted stock units based on the fair value of the shares at the grant date amortized over the stated period for only those shares that are not subject to the double trigger.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

The following table summarizes the RSU activity for the nine months ended September 30, 2024:

	Restricted Stock Units	Weighted Average Exercise Price Per Share
Unvested and Outstanding at December 31, 2023	116,944	$157.89
Granted	232,025	$4.00
Forfeited/Canceled/Expired	(105,880)	$157.89
Unvested and Outstanding at September 30, 2024	243,089	$11.00

During the nine months ended September 30, 2024 and 2023, the Company recognized no stock-based compensation expense in connection with RSU awards granted under the plans. Compensation expense for RSU awards is recognized upon meeting both the time-vesting condition and the triggering event condition. During the nine months ended September 30, 2024, 440 restricted stock units (“RSUs”) were forfeited. In May 2024, 105,360 RSUs were voluntarily terminated, leaving 11,064 issued RSUs to settle at a grant value of $157.89 per unit. In May 2024, the Board of Directors approved awarding 232,025 RSUs to employees, directors and consultants with a fair grant value of $4.00 per unit. These RSUs contain a double trigger and, upon grant, were deemed to have met their time-based service requirements for vesting. They will settle on the expiration of the Market Stand-off provision in the 2019 stock incentive plan (or May 24, 2025, which is 180 days from the November 25, 2024 closing of the Company’s initial public offering, which occurred subsequent to September 30, 2024). Assuming all of them settle into common stock we would expect to book an expense of $2,674,995 at the fair grant values per RSU for the total 243,089 awards as of September 30, 2024.

Equity-classified warrants — The Company estimates the fair values of equity warrants using the Black-Scholes option-pricing model on the date of issuance. During the nine months ended September 30, 2024 and 2023, the Company issued 197,013 and zero warrants, respectively, (of which, 60,563 and 0 were to a related party) to purchase common stock. As of September 30, 2024 and December 31, 2023, there were outstanding and exercisable warrants to purchase 337,495 and 116,928, respectively, shares of common stock. As of September 30, 2024, the weighted-average remaining contractual term was 4.20 years for the outstanding and exercisable warrants.

Deferred Compensation — Beginning in May 2023, certain senior level employees elected to defer a portion of their salary until such time as the Company completed a successful public registration of its stock (which occurred subsequent to September 30, 2024, on November 25, 2024). Upon success of the Company’s initial public offering, each employee will then be paid their deferred salary plus $2 dollars in RSUs or stock options (under the new 2024 Plan noted above) for every $1 dollar of deferred salary. As of September 30, 2024, the Company recorded approximately $787,653 including employer tax obligation of such deferred payroll expense, in accrued liabilities. Accordingly, as of September 30, 2024 the Company has also committed to issue approximately $1,339,006 in equity compensation related to the deferred compensation.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 10 — ACQUISITION OF THINKING TREE SPIRITS

Business Combinations — On February 21, 2024, the Company purchased all the outstanding stock of Thinking Tree Spirits, Inc. (“TTS”), which was accounted for as a business combination, requiring assets and liabilities assumed to be measured and recorded at their acquisition date fair values as of acquisition date. The resolution of the contingent earn out payments, will be reviewed at each subsequent reporting period, and any increases or decreases in fair value will be recorded in the income statement as an operating gain or loss.

Under the terms of the stock sale, the Company paid the shareholders of TTS $670,686 (net of $50,000 held back for post-closing accounting true-ups) using shares of common stock of the Company. The $670,686 was paid using common stock of the Company at a negotiated price of $13.16 per share (or 50,972 shares), subject to a true-up provision (to the price per share of the Company’s anticipated IPO, if lower — as of September 30, 2024: $5.00 per share or 134,137 shares) that expired on August 31, 2024, but which was subsequently extended by the Parties to after the conclusion of the dissenters rights process under Oregon law.

In September 2024, the Company extended the true-up provision under the terms of the TTS stock sale from August 31, 2024 to the date of settlement of the Thinking Tree Spirits Dissenters Rights Process, resulting in the delay in reclassifying the TTS purchase price liability to equity (under ASC-480). Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the true-up provision related to the $670,686 at $4.00 per share equaled 167,671 shares, an increase of 116,699 shares over the original 50,972 shares, but subject to any reductions for payments made to dissenters. (See below and also Note 16).

ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount. In September 2024, under the terms of the TTS stock sale, the true-up provision for the $670,686 purchase price payment in the form of common stock was extended through the settlement of the Thinking Tree Spirits Dissenters Rights Process (See Note 16). Once the final determination is made on the amount owed to dissenters, if any, that amount will be deducted from the true-up amount and the resulting number of shares of common stock will be issued at the price per share of the common stock in the Company’s initial public offering (which occurred subsequent to September 30, 2024, on November 25, 2024, at $4.00 per share), at which time, the conversion price will become fixed and the purchase price will no longer qualify to be classified as a liability in accordance with ASC 480, and will be reclassified to equity. The estimated fair value of the $127,076 in estimated future contingent values (discussed also below) is recorded as a (long term) liability until such time as their obligation for potential payment becomes established as something more than zero and the payment number of shares is established, at which time, such future contingent payments will likewise be reclassified from liabilities to equity in accordance with ASC 480.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 10 — ACQUISITION OF THINKING TREE SPIRITS (cont.)

Allocation of the purchase price based on the estimated fair values of the acquired assets and liabilities assumed as of February 21, 2024 are as follows:

Amounts
Assets:
Inventory	$143,423
Other Current Assets/(Liabilities), net	(3,068)
Property and Equipment	127,600
Intangible Asset – Thinking Tree Trade Name	490,000
Intangible Asset – Thinking Tree Customer Relationships	360,000
Goodwill	636,997
Total Assets	$1,754,952
Liabilities:
Accounts Payable and Other Current Liabilities	$42,739
SBA Loan	389,875
Other Non-Current Liabilities	17,449
Total Liabilities	450,063
Total Purchase Consideration	$1,304,889

In conjunction with the acquisition, for the quarter ended March 31, 2024, the Company recorded estimated fair values of $1,254,889 for payments in the form of Company common stock (including $670,686 in common stock of the Company and $584,203 in estimated future contingent payments). The acquisition was recorded at estimated fair values, based on the payments made, and a fair value probability applied to the contingent earn out payments. The fair value of the acquisition will be re-measured for each subsequent reporting period until resolution of the contingent earn out payments, and any increases or decreases in fair value will be recorded in the income statement as an operating loss or gain. The recorded fair value of the acquisition was reviewed as of June 30, 2024, with a decrease in valuation for the contingent earn out payments to $127,076 and decrease in fair value recorded in the income statement as an operating gain of $457,127. The recorded fair value of the acquisition was reviewed as of September 30, 2024, with no change in fair value deemed necessary.

Under the terms of the TTS acquisition, TTS shareholders will be eligible to receive contingent earn out payments from the Company through February 21, 2027 of:

●	Up to $800,000 per year (payable in Company common stock) in each of the first 3 years post acquisition with the final closing date on December 31, 2026 (for an aggregate of up to $2,400,000), calculated as $1.00 worth of Company common stock for every $1.00 of revenue of TTS brands and activities that exceed the previous year’s TTS associated revenue. Shortfalls in years 1 and 2 to be caught up in years 2 and/or 3, if revenues are then sufficient.

●	$395,000 if TTS is successful in securing an agreement for a new tasting room location, to be branded TTS and Heritage Distilling, or as a Company approved sub-brand or collective brand, within a certain confidential retail location in Portland OR within 3 years, TTS shareholders will receive an additional $395,000, payable at HDHC’s election either in cash or in shares of the Company’s common stock (based on closing price 30 days post opening of such location).

The fair value of property and equipment was estimated by applying the cost approach, which estimates fair value using replacement or reproduction cost of an asset of comparable utility, adjusted for loss in value due to depreciation and economic obsolescence. The fair value of the contingent earn-out was estimated using a discounted cash flow approach, which included assumptions regarding the probability-weighted cash flows of achieving certain capacity development milestones.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 10 — ACQUISITION OF THINKING TREE SPIRITS (cont.)

Intangible assets were determined to meet the criterion for recognition apart from tangible assets acquired and liabilities assumed. The fair values of intangible assets were estimated based on various valuation techniques including the use of discounted cash flow analyses, and multi-period excess earnings valuation approaches, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. These valuation inputs included estimates and assumptions about forecasted future cash flows, long-term revenue growth rates, and discount rates. The fair value of the customer relationships intangible asset was determined using a discounted cash flow model that incorporates the excess earnings method and will be amortized on an accelerated basis over the projected pattern of economic benefits of approximately 6 to 10 years.

As described in more detail above, Intangible Assets and Goodwill related to the TTS acquisition are composed of the following as of September 30, 2024:

	Life	Cost	Accumulated Amortization	Accumulated Impairment Charge	Net
Intangible Assets:
Thinking Tree Trade Name	6 years	$490,000	$20,539	$—	$469,461
Thinking Tree Customer Relationships	10 years	360,000	11,444	$—	$348,556
Goodwill – Thinking Tree Acquisition	N/A	636,997	N/A	$—	$636,997
Total		$1,486,997	$31,983	$—	$1,455,014

There were no intangible assets or goodwill as of December 31, 2023.

Thinking Tree Spirits Dissenters’ Rights Process: In July 2024 three Thinking Tree Spirits shareholders served their notice to exercise dissenters’ rights under Oregon law. Dissenters’ rights statutes allow a party opposed to certain transactions to demand payment in cash for the value of their interests held rather than receive shares in the resulting entity. Parties can either agree upon a negotiated value or a dissenter who does not believe they are being fairly compensated for the value of their interests may seek a judicially determined value. In the case of a private entity, or a transaction involving private companies with no public clearing price for their stock, certain methods, models and assumptions are used to attempt to estimate or derive a fair market value. The statutory deadline has passed for any other Thinking Tree Spirits shareholders to claim dissenter’s rights.

The amount being sought by the dissenters would consume most, if not all, of the amount in stock paid in the transaction, and management believes the amount of compensation they are seeking is too high.

Because this process creates uncertainty related to how many net Heritage shares are owed to the remaining Thinking Tree Spirits shareholders, management has made the decision to place any Heritage shares of stock that were to go to Thinking Tree Spirits shareholders in escrow until the matter is resolved. Likewise, any make-up shares that we assumed were to be issued at the close of the Company’s initial public offering will also be held in escrow until the same final value determination is made. This is to ensure Heritage is not double paying for the company in both shares and cash.

To the extent any amount of cash is due to the three dissenters from Heritage, management will deduct that from the total amount of consideration that had been agreed upon for the Thinking Tree Spirits acquisition, and the remaining amount due to the remaining Thinking Tree Spirits shareholders, if any, will be then paid in Heritage shares at the agreed upon transaction price per share in the original transaction. Any unused Heritage shares will be returned to the treasury and will not be considered outstanding. So long as these shares are held in escrow they will not be eligible for trading or voting.

Subsequent to November 25, 2024 we settled with one of the three TTS dissenters and we sent the remaining two dissenters the statutorily required payment offers and documentation to attempt to wind down the dissenters process. The statutorily required thirty (30) day review period for those offers passed on January 6, 2025 with one objection from one of the remaining dissenters. Nevertheless, we believe the matter to be concluded, but there is a risk either or both of the late responding dissenters could attempt to extract more value than the offer that was sent to them. It is unclear under Oregon law how successful they would be in such attempts since the review period has passed. As a result of netting out the amount paid to such dissenters from the makeup provisions of our acquisition agreement with the remaining TTS shareholders, we assume we will issue the remaining TTS shareholders an additional 83,407 shares of our unregistered common stock which will be subject to lockup agreements that do not allow such shares to be sold until after the one hundred and eighty (180) day anniversary of the date of their grant. The granting of such shares shall occur after this offering becomes effective after we have been advised by outside counsel that the risk of a dissenter reopening the matter has passed or is nonmaterial.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 11 — LEASES

The Company adopted ASC Topic 842 on January 1, 2022 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under ASC Topic 840, Leases, which was the accounting standard in effect for those periods. The Company has operating leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment which have been accounted for using the adopted standard. The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non-cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

The following table presents the consolidated lease cost for amounts included in the measurement of lease liabilities for leases for the nine months ended September 30, 2024 and 2023, respectively:

	Nine Months Ended September 30,
	2024	2023
Lease Cost:
Amortization of Right-of-Use Assets (finance)	$18,441	$22,147
Interest on Finance Lease Liabilities	—	275
Operating lease cost(1)	1,103,053	1,119,356
Total lease cost	$1,121,494	$1,141,778

(1)	Included in “Cost of sales”, “Sales and Marketing” and “General and Administrative “expenses in the accompanying consolidated statements of operations.

The following table presents weighted-average remaining lease terms and weighted-average discount rates for the consolidated operating leases as of September 30, 2024 and 2023, respectively:

	September 30,
	2024	2023
Weighted-average remaining lease term – operating leases (in years)	5.5	6.2
Weighted-average discount rate – operating leases	22%	22%

The Company’s ROU assets and liabilities for operating leases were $3,446,225 and $4,102,077, respectively, as of September 30, 2024. The ROU assets and liabilities for operating leases were $3,658,493 and $4,376,630, respectively, as of December 31, 2023. The ROU assets for operating leases were included in “Operating Lease Right-of-Use Assets, net” in the accompanying consolidated balance sheets. The liabilities for operating leases were included in the “Operating Lease Liabilities, Current” and “Operating Lease Liabilities, net of Current Portion” in the accompanying consolidated balance sheets.

Maturities of lease liabilities for the remainder of 2024 and the years through 2028 and thereafter are as follows:

Years Ending	Amounts
$353,212
2025	1,313,344
2026	1,254,722
2027	1,237,902
2028	1,225,327
thereafter	1,887,780
Total lease payments	$7,272,287
Less: Interest	(3,170,210)
Total Lease Liabilities	$4,102,077

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 12 — COMMITMENTS AND CONTINGENCIES

As an inducement to obtain financing in 2022 and 2023 through convertible notes, the Company agreed to pay a portion of certain future revenues we may receive from the sale of FBLLC or the Flavored Bourbon brand to the investors in such financings in the amount of 150% of their subscription amount for an aggregate of approximately $24,495,000. See Note 5 — Payment Upon Sale of Flavored Bourbon, LLC.

In July 2024, three Thinking Tree Spirits shareholders served their notice to exercise dissenters’ rights under Oregon law Dissenters’ rights statutes. (See Note 16.)

The Company maintains operating leases for various facilities. See Note 11, Leases, for further information.

Litigation — From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.

As of September 30, 2024 and December 31, 2023, the Company has not been subject to any pending litigation claims.

Management Fee — The Company is required to pay a monthly management fee to Summit Distillery, Inc (see Note 14).

NOTE 13 — RETIREMENT PLAN

The Company sponsors a traditional 401(k), Roth 401(k) and profit-sharing plan (the “Plan”), in which all eligible employees may participate after completing 3 months of employment. No contributions have been made by the Company during the nine months ended September 30, 2024 and 2023.

NOTE 14 — RELATED-PARTY TRANSACTIONS

Management Agreement

On October 6, 2014, the Company entered into a management agreement with Summit Distillery, Inc., an Oregon corporation, to open a new Heritage Distilling Company location in Eugene, Oregon. The Company engaged Summit Distillery, Inc., to manage the Eugene location for an annual management fee. The principals and sole owners of Summit Distillery, Inc., are also shareholders of HDHC. For each of the nine months ended September 30, 2024 and 2023, the Company expensed a management fee of $135,000 and $135,000, respectively, to Summit Distilling, Inc. The fee is based upon a percentage of the Company’s trailing twelve months, earnings before interest, taxes and depreciation expense, as defined in the management agreement.

2022 and 2023 Convertible Notes

During 2022, the Company issued multiple unsecured convertible promissory notes under the terms of the 2022 Notes to a related party who is a current shareholder of the Company and owns more than 10% of the Company’s outstanding common stock as of September 30, 2024 and December 31, 2023 and 2022. The aggregate principal sum of the related party convertible 2022 Notes was $6,311,250 with an aggregate cash proceed of $4,675,000 (see Note 5). Concurrent with the execution of the 2022 Notes, the Company issued warrants to the related party in an amount equal to 50% of the cash proceeds from the convertible notes (see Note 7). The Company initially allocated the $4,675,000 aggregate cash proceeds from the related party to the convertible 2022 Notes and the associated warrants on their respective issuance dates in the aggregate amounts of $4,422,379 and $252,621, respectively.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 14 — RELATED-PARTY TRANSACTIONS (cont.)

During 2023, the Company issued multiple additional unsecured convertible promissory notes under the terms of the 2023 Notes to the same related party for a principal sum of $3,982,500 with a cash proceed of $2,950,000 (see Note 5).

As of September 30, 2024, the fair value of the related party convertible notes and warrant liabilities was $8,783,749 and $367,401, respectively. As of December 31, 2023, the fair value of the related party convertible notes and warrant liabilities was $17,220,203 and $340,918, respectively.

In October 2023, the related party agreed to exchange its then held 2022 and 2023 Convertible Promissory Notes for 1,717,559 shares of common stock. (See Note 5 — Exchange of 2022 and 2023 Convertible Promissory Notes.)

As of September 30, 2024, $3,247,425 of Whiskey Special Ops 2023 Notes were held by the related party, plus 254,562 warrants to purchase common stock, calculated using a then estimated IPO price of $5.00 per share. As of December 31, 2023, $800,000 in principal of the Whiskey Special Ops 2023 Notes were held by the related party, plus 91,200 warrants to purchase common stock, calculated using a then estimated IPO price of $5.00 per share. On February 29, 2024, the related party agreed to exchange its then held Whiskey Notes and related warrants for 1,203,783 shares of common stock under the terms of the most recent round of 2023 Convertible Notes and the aforementioned warrants were terminated. (See Note 5.)

2023 Barrel Production Contract

During 2023, the Company entered into a distilled spirits barreling production agreement with the related party for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made in January 2023. In March 2024, the agreement was amended to 600 barrels for $500,000, with the then $500,000 excess prepayment used to purchase a Whiskey Note in the principal amount of $672,500 and subsequently exchanged (contingent upon the consummation of the Company’s initial public offering) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock.

Factoring Agreement(s)

In May 2024, the Company raised $100,000 under the terms of an accounts receivable factoring arrangement with the related party, with fees of 10% (or $10,000) and $1,000 for every 2 weeks payment remains overdue. Payment under the factoring agreement is due the earlier of: within 3 days of receipt of payment under the factored accounts receivable; the achievement of certain fundraising milestones; or June 15, 2024. As of June 30, 2024 the factoring agreement remained unpaid. In July 2024, the investor agreed to exchange his interest in the factoring agreement of $113,285 into a subscription for the purchase of 11,328 shares of Series A Preferred Stock and 5,092 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per shares at which the Company’s common stock is sold in the Company’s initial public offering (the “$5.00 Warrants”), and 29,705 warrants at $6.00 per share (the “$6.00 Warrants”) and related warrants. (See Note 16.) Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the 5,092 warrants at $5.00 per share were recalculated and reissued as 6,366 warrants at $4.00 per share. (See Note 16.)

As of July 1, 2024, the Company raised an additional aggregate of $299,667 between two separate investors under the terms of a July 2024 accounts receivable factoring arrangement with fees of 10% (or $29,966) and $1,000 (separately, to each of the two investors) for every 2 weeks payment remains overdue. Additionally, the two investors received five year warrants to purchase an aggregate of 66,549 shares of common stock at $6.00 per share (or cashlessly following a standard cashless exercise formula). (See Note 16.) Of the total July 2024 accounts receivable factoring agreement, $166,667 and 44,333 of the warrants are with the related party, Payment under the factoring is due the earlier of: within 3 days of receipt of payment under the factored receivable; the achievement of certain fundraising milestones; or August 15, 2024. Effective July 31, 2024, the investors agreed to exchange their interests in the factoring agreement of $329,633, including accrued fees and related warrants, for an aggregate of 32,963 shares of Series A Preferred Stock, 14,891 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the Company’s common stock is sold in the Company’s initial public offering (the “$5.00 Warrants”), and 86,864 warrants at $6.00 per share (the “$6.00 Warrants”). (Including $166,667 received from the related party, which was exchanged for 18,333 shares of Series A Preferred Stock, 8,241 related $5.00 Warrants, and 48,073 related $6.00 Warrants.) (See Note 16.) Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the 14,891 warrants at $5.00 per share were recalculated and reissued as 18,614 warrants at $4.00 per share, and the 8,241 related party warrants at $5.00 per share were recalculated and reissued as 10,301 warrants at $4.00 per share. (See Note 16.)

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 14 — RELATED-PARTY TRANSACTIONS (cont.)

In September 2024, the $6.00 Warrants discussed above and in Note 9 (including 321,026 $6.00 Warrants from the related party) were exchanged for 93,789 shares of Series A Preferred Stock that did not include any related warrants (including 59,001 shares of Series A Preferred Stock that did not include any related warrants for a related party). The value assigned to the $6.00 Warrants exchanged for Series A preferred Stock that did not include any warrants was negotiated to be $937,959 (including $590,045 from a related party), or $1.838 per $6.00 Warrant, using a Black-Scholes Valuation model with an estimated IPO stock price of $5.00 per share and exercise price of $6.00 per share.

In September 2024, the Company purchased 50 barrels of premium aged whiskey from the related party for $110,600, or $2,212 per barrel (comprised of $495 per barrel and $1,717 of spirits, for an aggregate total of $24,750 to fixed assets and $85,850 to inventory). The $110,600 was paid by the Company in the form of 11,060 shares of Series A Preferred Stock and 5,530 related warrants to purchase common stock at the lesser of $5.00 per share or the price per shares at which the Company’s common stock is sold in the Company’s initial public offering. Subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, the 5,530 warrants at $5.00 per share were recalculated and reissued as 6,913 warrants at $4.00 per share. (See Note 16.)

In October 2024, the Company sold 250 barrels of aged whiskey to the related party for $166,667. Under the terms of the sale, in the event the related party resells the barrels back to the Company, the resell prices shall be the price paid per barrel under the agreement plus a 15% simple annual interest rate of 1.25% per month from the date the related party purchased the barrels from the Company. The Company also agreed to store the barrels for the related party at no fee until the related party sells the barrels to either the Company or a third party.

On November 22, 2024 (Subsequent to September 30, 2024, and prior to the Company’s initial public offering on November 25, 2024), the related party exchanged 250,000 shares of common stock for 250,000 prepaid warrants to purchase common stock.

NOTE 15 — BASIC AND DILUTED NET LOSS PER SHARE

The Company computes basic net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. The Company computes diluted net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period, plus the dilutive effect of the stock options, RSU awards and exercisable common stock warrants, as applicable pursuant to the treasury stock method, and the convertible notes, as applicable pursuant to the if-converted method. The following table sets forth the computation of basic and diluted net loss per share:

	For the Nine Months Ended September 30,
	2024	2023
Basic earnings per share of common stock:
Net Income (Loss) for the period	$5,426,409	$(31,641,742)
Preferred stock dividend	(125,187)	-
Net income (loss) for the period – basic	$5,301,222	$(31,641,742)

Weighted average number of shares of common stock - basic	428,558	381,518
Net Income (Loss) per share of common stock - basic	$12.37	$(82.94)

Diluted earnings per share of common stock:
Net income (loss) for the period - basic	$5,301,222	$(31,641,742)
Change in fair value of dilutive convertible notes	(17,801,538)	-
Change in fair value of dilutive warrants	(1,794,334)	-
Net Income (loss) for the period - diluted	$(14,294,650)	$(31,641,742)

Weighted average number of shares of common stock - basic	428,558	381,518
Convertible notes	3,819,542	-
Warrants	331,722	-
Weighted average number of shares of common stock - diluted	4,579,822	381,518

Net Income (Loss) per share of common stock - diluted	$(3.12)	$(82.94)

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 15 — BASIC AND DILUTED NET LOSS PER SHARE (cont.)

Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The following number of shares of common stock from the potential exercise or conversion of outstanding potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	For the Nine Months Ended September 30,
	2024	2023
ISOs	6,011	6,187
RSUs	243,089	117,004
Equity-classified Warrants	337,495	70,308
Liability-classified Warrants 2022 Notes	908,334	59,221
Convertible Notes	2,946,015	144,524
Preferred Stock	1,065,296	0
Total	5,506,240	397,244

NOTE 16 — SUBSEQUENT EVENTS

For its condensed consolidated financial statements as of September 30, 2024 and for the period then ended, the Company evaluated subsequent events through the date these financial statements were issued. Other than the items noted below, there were no subsequent events identified for disclosure as of the date the financial statements were issued.

Subsequent to September 30, 2024, on November 25, 2025, the Company consummated its IPO whereby it sold a total of 1,687,500 shares of common stock, at an offer price of $4.00 per share. The Company received net proceeds from the IPO of $5,960,000 after deducting underwriting discounts and commission of $790,000.

Concurrent with the closing of the IPO on November 25, 2024, the Company consummated a private offering to certain of its existing security holders, of common stock warrants to purchase an aggregate of up to 382,205 shares of common stock (the “Common Warrants”) at an exercise price of $0.01 per share. The Common Warrants were sold in such private placement for a purchase price of $3.99 per Common Warrant, which was equal to the $4.00 price per share at which the common stock was sold in the IPO offering less the $0.01 exercise price. The Company received net proceeds from the private offering of Common Warrants of $1,397,998 after deducting underwriting discounts and commission of $127,000. The Common Warrants are immediately exercisable and will expire five years from the date of issuance. Subject to limited exceptions, a holder of Common Warrants will not have the right to exercise any portion of its Common Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. The Company offered the Common Warrants to enable certain existing securityholders of the Company that were expected to participate in the offering to maintain their percentage ownership interest in the Company without violating the purchaser concentration rules of Nasdaq applicable to initial public offerings of common stock. The Common Warrants and the shares of common stock issuable upon exercise of such warrants were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

Concurrent with the closing of the IPO on November 25, 2024, any contingencies disclosed above related to the accounting treatment recognizing the conversion of debt to equity for the following private transactions were lifted as a result of the IPO (see Notes 5, 6, 7 and 8):

a)	The 2022 and 2023 Convertible Promissory Notes which were previously exchanged for 3,312,148 shares of common stock and 507,394 prepaid warrants to purchase common stock (See Notes 5 and 14);

b)	The 2023 Series — Convertible Whiskey Special Ops 2023 Notes and related warrants which were previously exchanged for 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock (See Notes 5 and 14);

c)	The $399,667 received from the two separate investors under the terms of the May 2024 and July 2024 factoring agreements, including accrued fees and 66,549 related warrants, which was exchanged for an aggregate of 44,291 shares of Series A Preferred Stock and 24,979 warrants to purchase shares of common stock at $4.00 per share (including $266,667 received from a related party, which was exchanged for 29,661 shares of Series A Preferred Stock, and 16,667 warrants). (See Notes 6 and 14.)

d)	The $250,000 received from an investor under the terms of a July 2024 accounts receivable factoring agreement, including accrued fees, which was exchanged for 27,700 shares of Series A Preferred Stock, including 15,625 warrants to purchase shares of common stock at $4.00 per share. (See Notes 6 and 14.)

In addition to the Common Warrants discussed above, pursuant to the Underwriting Agreement dated November 21, 2024, by and between the Company and the underwriters named therein (the “Representative”), we issued 84,375 of Representative’s Warrants to the Representative with an initial exercise date on or after May 24, 2025, an exercise price of $4.00 per share, and an expiration date of November 21, 2029.

Subsequent to September 30, 2024, the Company’s 2024 Equity Incentive Plan (authorizing up to 2,500,000 shares of common stock to be issued) (the “2024 Plan”) was approved by the Board of Directors and stockholders, and became effective upon the Company’s November 25, 2024 initial public offering.

Under the terms of the February 21, 2024 TTS acquisition, the Company paid the shareholders of TTS $670,686 using common stock of the Company at a negotiated price of $13.16 per share (or 50,972 shares), subject to a true-up provision (to the price per share of the common stock in the Company’s anticipated IPO, if lower — estimated at $5.00 as of September 30, 2024, or 134,137 shares of common stock) that expired on August 31, 2024. ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount. In September 2024, the Company extended the true-up provision under the terms of the TTS stock sale from August 31, 2024 to the date of settlement of the Thinking Tree Spirits Dissenters Rights Process, resulting in the delay in reclassifying the TTS purchase price liability to equity (under ASC-480). (See also Note 10). Once the final determination is made on the amount owed to dissenters, if any, that amount will be deducted from the true-up amount and the resulting number of shares of common stock will be issued at the price per share of the common stock in the Company’s initial public offering (which was consummated subsequent to September 30, 2024, upon the November 25, 2024 initial public offering at $4.00 per share, which will result in the $670,686 being paid by 167,671 shares of common stock, an increase of 116,699 shares over the 50,972 shares previously paid, subject to reductions for any payments made to dissenters).

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

Subsequent to November 25, 2024 we settled with one of the three TTS dissenters and we sent the remaining two dissenters the statutorily required payment offers and documentation to attempt to wind down the dissenters process. The statutorily required thirty (30) day review period for those offers passed on January 6, 2025 with one objection from one of the remaining dissenters. Nevertheless, we believe the matter to be concluded, but there is a risk either or both of the late responding dissenters could attempt to extract more value than the offer that was sent to them. It is unclear under Oregon law how successful they would be in such attempts since the review period has passed. As a result of netting out the amount paid to such dissenters from the makeup provisions of our acquisition agreement with the remaining TTS shareholders, we assume we will issue the remaining TTS shareholders an additional 83,407 shares of our unregistered common stock which will be subject to lockup agreements that do not allow such shares to be sold until after the one hundred and eighty (180) day anniversary of the date of their grant. The granting of such shares shall occur after this offering becomes effective after we have been advised by outside counsel that the risk of a dissenter reopening the matter has passed or is nonmaterial.

In October 2024, the Company sold 250 barrels of aged whiskey to a related party for $166,667. Under the terms of the sale, in the event the related party resells the barrels back to the Company, the resell prices shall be the price paid per barrel under the agreement plus a 15% simple annual interest rate of 1.25% per month from the date the related party purchased the barrels from the Company. The Company also agreed to store the barrels for the related party at no fee until the related party sells the barrels to either the Company or a third party.

In October 2024, the holders of the 2022 and 2023 Convertible Promissory Notes that had entered into a Subscription Exchange Agreement to exchange into equity the value of their 2022 and 2023 Convertible Notes (with all accrued interest and fees through, and effective as of, June 30, 2023) extended the date by which the holders would have the right to exchange the common stock issued under the Subscription Exchange Agreement for promissory notes (the “New Notes”) on terms substantially similar to the Notes exchanged (contingent upon the consummation of the Company’s initial public offering) if the Company has not listed the common stock on a national or international securities exchange from October 31, 2024 to February 28, 2025.

On November 22, 2024 (Subsequent to September 30, 2024, and prior to the Company’s initial public offering on November 25, 2024), a related party exchanged 250,000 shares of common stock for 250,000 prepaid warrants to purchase common stock.

In January 2025 the Company entered into a term sheet for an equity line of credit purchase agreement (“the ELOC Purchase Agreement Term Sheet”) with an investor (the ELOC Investor”). Pursuant to the ELOC Purchase Agreement Term Sheet, upon the effectiveness of a related Registration Statement (the ELOC Registration Statement”) the Company and the investor will enter into an equity line of credit purchase agreement whereby the Company will have the right from time to time (at the Company’s option) to direct the Investor to purchase up to $15,000,000 of the Company’s common stock (subject to certain limitations and conditions. (the “ELOC Purchase Agreement”, or the “Facility”). The amount of sales of common stock to the investor under the ELOC Purchase Agreement (the “ELOC Shares”), and the timing of any sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among others, market conditions, the trading price of the Company’s shares and determinations by the Company regarding the use of proceeds from any sale of such ELOC Shares. The net proceeds from any sales under the Facility will depend on the frequency with, and prices at, which the ELOC Shares are sold to the Investor.

Within five (5) business days of the close of execution of the documents for this offering the Company will issue prepaid warrants exercisable into $75,000 worth of common stock priced at the VWAP per share for the trading day preceding the date such documents are executed (the “Commitment Warrants”). The Commitment Warrants shall have an exercise price of $0.001 per share and shall not be exercisable if such exercise into common stock, when combined with other common stock owned by Investor, would cause its ownership to exceed 4.99% of our overall outstanding common stock. Upon exercise of the Commitment Warrants the resulting shares shall be called “Commitment Shares”. The Investor has agreed not to sell more of such Commitment Shares in any one trading day than is equal to seven percent (7%) of the total trading volume on the day such Commitment Shares are sold. Such warrants will be issued to the Investor as consideration for its entry into the ELOC Purchase Agreement (the “Commitment Warrants”). Further, the Company and the Investor have entered into a letter agreement dated January 23, 2025 under which Investor shall not be allowed to convert its Commitment Warrants into common stock in an amount greater than 1% of the total outstanding common stock of the Company after such conversion would be completed (the “1% Blocker”) As of January 23, 2025, except for the shares of the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock”) discussed below, no other shares have been issued to the Investor.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

Pursuant to the ELOC Purchase Agreement,  the Investor also agreed to purchase $1,000,000 of the Company’s Series B Preferred Stock, of which $500,000 will be purchased, and the Company will deliver such Series B Preferred Shares, within twenty four (24) hours after the ELOC Registration Statement is filed with the SEC. The second tranche of $500,000 will be purchased, and the Company will deliver such Series B Preferred shares, within three trading days following the date the ELOC Registration Statement is declared effective by the SEC. Each share of Series B Preferred Stock will have a purchase price of $10.00 per share and a stated value of $12.00 per share, will pay dividends at the rate of 15% per annum of the stated value (or $1.80 per share), and will be convertible by the holder at any time following the 180th day following the date such Series B Preferred shares  are purchased, provided that the Company and the Investor have entered into a letter agreement dated January 23, 2025 under which Investor shall not be allowed to convert its Series B Preferred Stock into common stock in an amount greater than 1% of the total outstanding common stock of the Company after such conversion would be completed (the “1% Blocker”). The conversion of Series B Preferred Stock into common stock shall be determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the Conversion Price. The Conversion Price shall be the fixed price equaling the Volume Weighted Average Price on the trading day preceding the date the documents required for the offering are executed. The Series B Preferred Stock will be subject to redemption by the Company at the Company’s option at any time following the ninety (90) day anniversary such Series B Preferred Stock is acquired, but subject to any restrictions on such redemption in the Company’s credit facilities, at a redemption price equal to the stated value of the Series B Preferred Stock to be redeemed plus any accrued but unpaid dividends thereon. The shares of common stock that could result from any conversion of Series B Preferred Stock are not being registered in the ELOC Registration Statement. Additional shares of the Company’s Series B Preferred Stock may be sold after the date the ELOC Registration Statement becomes effective.

In accordance with the Company’s obligations under the ELOC Purchase Agreement and the Registration Rights Agreement, dated as of January 23, 2025, between the Company and the Investor (the “ELOC Registration Rights Agreement”), the Company is filing the ELOC Registration Statement to register the resale by the Investor of (i) up to $15,000,000 of ELOC Shares that the Company may elect, in the Company’s sole discretion, to issue and sell to the Investor, from time to time from and after the Commencement Date under the ELOC Purchase Agreement, and (ii) 67,162 Commitment Shares that would result from the exercise of the Commitment Warrants. Unless earlier terminated, the ELOC Purchase Agreement will remain in effect until the earlier of: (i) January 23, 2028, i.e., the expiry of the 36-month period commencing on the date of the ELOC Purchase Agreement, (ii) the date on which the Investor has purchased the Maximum Commitment Amount (the “Commitment Period”), or (iii) an earlier date mutually agreed upon by both the Company and the Investor in the future.

Under the terms of the ELOC Purchase Agreement, the Investor may not purchase any ELOC Shares under the ELOC Purchase Agreement if such shares, when aggregated with all other shares then beneficially owned by the Investor and its affiliates would result in the Investor beneficially owning shares in excess of 4.99% of the number of the Company’s shares outstanding.

In conjunction with the ELOC Purchase Agreement, on January 23, 2025, the Company’s Board of Directors approved the terms of the ELOC Purchase Agreement and Registration Rights Agreement, the offering of up to 750,000 shares of Series B Preferred Stock, and the filing of the related ELOC Registration Statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Heritage Distilling Holding Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heritage Distilling Holding Company, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements were prepared assuming the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management and the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2022.

Costa Mesa, California

May 13, 2024 (except for the effects of the reverse stock split described in Note 1, as to which the date is July 5, 2024)

Heritage Distilling Holding Company, Inc.
Consolidated Balance Sheet

	As of December 31,
	2023	2022
ASSETS
Current Assets
Cash	$76,878	$223,034
Accounts Receivable	721,932	494,714
Inventory	2,756,350	3,641,895
Other Current Assets	1,717,650	1,089,734
Total Current Assets	5,272,810	5,449,377

Long Term Assets
Property and Equipment, net of Accumulated Depreciation	6,428,112	7,683,163
Operating Lease Right-of-Use Assets, net	3,658,493	3,841,480
Investment in Flavored Bourbon LLC	10,864,000	10,864,000
Other Long Term Assets	44,817	121,087
Total Long Term Assets	20,995,422	22,509,730
Total Assets	$26,268,232	$27,959,107

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	$5,228,786	$3,153,423
Accrued Payroll	1,321,298	989,850
Accrued Tax Liability	1,468,994	1,287,728
Other Current Liabilities	1,827,013	997,363
Operating Lease Liabilities, Current	1,294,706	1,453,456
Notes Payable, Current	14,270,956	13,883,471
Convertible Notes Payable (including related party convertible notes of $17,220,203 and $0 as of December 31, 2023 and 2022, respectively) (See Notes 5 and 15)	36,283,891	—
Accrued Interest, Current	1,152,998	88,065
Total Current Liabilities	62,848,642	21,853,356

Long Term Liabilities
Operating Lease Liabilities, net of Current Portion	3,081,924	3,285,726
Convertible Notes Payable (2022 and 2023 Convertible Notes) (including a related party convertible note of $0 and $3,476,057 as of December 31, 2023 and 2022, respectively)	—	8,041,000
Convertible Notes Payable (Whiskey Notes) (including a related party convertible note of $390,607 and $0 as of December 31, 2023 and 2022, respectively)	1,452,562	—
Warrant Liabilities (2022 and 2023 Convertible Notes) (including a related party warrant liability of $340,918 and $187,181 as of December 31, 2023 and 2022, respectively)	794,868	433,000
Warrant Liabilities (Whiskey Notes) (including a related party warrant liability of $406,774 and $0 as of December 31, 2023 and 2022, respectively)	1,512,692	—
Accrued Interest, net of Current Portion	—	977,316
Total Long-Term Liabilities	6,842,046	12,737,042
Total Liabilities	69,690,688	34,590,398

Commitments and Contingencies (Note 10)

Stockholders’ Deficit
Common Stock, par value $0.0001 per share; 10,000,000 and 3,000,000 shares authorized as of December 31, 2023 and 2022 respectively; 381,484 and 381,555 shares issued and outstanding as of December 31, 2023 and 2022, respectively	67	67
Additional Paid-In-Capital	31,421,953	31,414,699
Accumulated Deficit	(74,844,476)	(38,046,057)
Total Stockholders’ Deficit	(43,422,456)	(6,631,291)
Total Liabilities & Stockholders’ Deficit	$26,268,232	$27,959,107

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Consolidated Statement of Operations

	For the Years Ended December 31,
	2023	2022
NET SALES
Products	$5,136,482	$5,228,682
Services	2,834,742	3,080,884
Total Net Sales	7,971,224	8,309,566

COST OF SALES
Products	4,963,176	5,245,106
Services	857,007	852,034
Total Cost of Sales	5,820,183	6,097,140
Gross Profit	2,151,041	2,212,426

OPERATING EXPENSES
Sales and Marketing	5,938,315	6,441,449
General and Administrative	7,477,285	7,598,319
Total Operating Expenses	13,415,600	14,039,768
Operating Loss	(11,264,559)	(11,827,342)

OTHER INCOME (EXPENSE)
Interest Expense	(2,526,740)	(2,611,371)
Change in Fair Value of Convertible Notes	(22,764,854)	2,117,636
Change in Fair Value of Warrant Liabilities	(240,159)	148,364
Other Income	4,892	(87,402)
Total Other Expense	(25,526,860)	(432,773)
Loss Before Income Taxes	(36,791,419)	(12,260,115)
Income Taxes	(7,000)	(8,101)
Net Loss	$(36,798,419)	$(12,268,216)

Net Loss Per Share, Basic and Diluted	$(96.45)	$(32.18)

Weighted Average Common Shares Outstanding, Basic and Diluted	381,543	381,266

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Consolidated Statements of Stockholders’ Deficit

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Beginning Balance December 31, 2022	381,555	$67	$31,414,699	$(38,046,057)	$(6,631,291)
Shares Repurchased	(71)	—	(11,340)	—	(11,340)
Share-based Compensation	—	—	18,594	—	18,594
Net Loss	—	—	—	(36,798,419)	(36,798,419)
Ending Balance December 31, 2023	381,484	$67	$31,421,953	$(74,844,476)	$(43,422,456)

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Beginning Balance December 31, 2021	381,163	$67	$30,988,020	$(25,777,841)	$5,210,246
Shares Repurchased	(82)	—	(12,960)	—	(12,960)
Share-based Compensation	—	—	86,659	—	86,659
Warrants Issued	—	—	303,000	—	303,000
Warrants Exercised	474	—	49,980	—	49,980
Net Loss	—	—	—	(12,268,216)	(12,268,216)
Ending Balance December 31, 2022	381,555	$67	$31,414,699	$(38,046,057)	$(6,631,291)

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Consolidated Statements of Cash flows

	For the Years Ended December 31,
	2023	2022
Net Loss	$(36,798,419)	$(12,268,216)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation Expense	1,430,240	1,512,661
Amortization of operating lease right-of-use assets	492,806	377,169
Loss on disposal of property and equipment	43,290	38,383
Non-cash Warrant Issued	—	303,000
Change in Fair Value of Convertible Notes	22,764,854	(2,117,636)
Change in Fair Value of Warrant Liabilities	240,159	(148,364)
Non-cash Interest Expense	435,373	917,645
Non-cash Share-based Compensation	18,594	86,659

Changes in Operating Assets and Liabilities:
Accounts Receivable	(227,218)	(270,243)
Inventory	885,547	685,011
Other Current Assets	61,230	875,198
Other Long Term Assets	76,270	—
Accounts Payable	1,078,467	1,359,727
Other Current Liabilities	1,691,432	(42,613)
Operating Lease Liabilities	(672,371)	(604,987)
Net Cash Used in Operating Activities	(8,479,746)	(9,296,606)

Cash Flow from Investing Activities
Purchase of Property and Equipment	(26,512)	(639,383)
Proceeds from Sale of Asset	2,400	25,000
Net Cash Used in Investing Activities	(24,112)	(614,383)

Cash Flow from Financing Activities
Proceeds from Notes Payable	250,000	250,000
Proceeds from Whiskey Notes (including proceeds from related party Whiskey Notes of $800,000 for the year ended December 31, 2023)	2,975,000	—
Proceeds from Convertible Notes (including proceeds from related party convertible notes of $2,950,000 and $4,675,000 for the Twelve months ended December 31, 2023 and 2022, respectively)	5,590,000	10,740,000
Debt Issuance Cost	—	(6,250)
Repayment of Notes Payable	(183,062)	(892,622)
Repayment of Finance Lease Obligations		(52,703)
Proceeds from Warrant exercised		49,980
Deferred Transaction Costs associated with S-1 Filing	(262,896)	—
Deferred Transaction Costs associated with Business Combination	—	(146,700)
Common Stock Shares Repurchased	(11,340)	(12,960)
Net Cash Provided by Financing Activities	8,357,702	9,928,745
Net Increase (Decrease) in Cash	(146,156)	17,756
Cash – Beginning of Period	223,034	205,278
Cash – End of Period	$76,878	$223,034

Supplemental Cash Flow Information related to Interest Paid & Income Taxes Paid:
Cash Paid during the Period for:
Interest Expense	$2,091,366	$1,693,726
Income Tax Expense	$7,000	$8,101

Supplemental Schedule of Non-cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$290,060	$4,218,649
Deferred Transaction Costs associated with S-1 Filing in Accounts Payable and Other Current Liabilities	$1,020,004	$562,117
Unpaid property and equipment additions	$194,366	$3,175

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION

Description of operations — Heritage Distilling Holding Company (“HDHC” or the “Company”) is a Delaware corporation, for the purpose of investing in, managing, and/or operating businesses that are engaged in the production, sale, or distribution of alcoholic beverages. The Company is headquartered in Gig Harbor, Washington and has one wholly owned subsidiary, Heritage Distilling Company, Inc., (“HDC”) that is included in the consolidated financial statements.

HDC has operated since 2011 as a craft distillery making a variety of whiskeys, vodkas, gins and rums as well as RTDs and operates distillery tasting rooms in Washington and Oregon.

Business Combination Agreement — On December 9, 2022, the Company entered into a business combination agreement (as amended, the “Business Combination Agreement”) with a publicly-traded special purpose acquisition company (“SPAC”). On May 18, 2023, the Business Combination Agreement was terminated and deferred expenses related to the transaction were expensed. Subsequent to the termination of the Business Combination, the Company contemplates an initial public offering (“IPO”).

Basis of Presentation — The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the Company’s wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in the consolidation process. Certain accounts relating to the prior year have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on the net loss or net assets as previously reported.

Stock Split — On May 14, 2024, the Board and Shareholders of the Company approved a .57-for-1 reverse stock split. All share and per share numbers included in these Financial Statements as of and for the years ended December 31, 2023 and 2022 reflect the effect of that stock split unless otherwise noted.

Liquidity and Going Concern — The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company’s recurring net losses, negative working capital, increased accumulated deficit and stockholders’ deficit, raise substantial doubt about its ability to continue as a going concern. During the year ended December 31, 2023, the Company incurred a net loss of approximately $36.8 million (of which approximately $23.0 million of the net loss stemmed from the increase in fair value of certain convertible notes and warrants) and reported net cash used in operations of approximately $8.3 million. On December 31, 2023, the accumulated deficit was approximately $74.8 million and the stockholders’ deficit was approximately $43.4 million. Excluding the approximately $23.0 million from the 2023 increase in fair value ($20.7 inception to date increase in fair value) of the aforementioned convertible notes and warrants: the Company would have incurred a 2023 net loss of approximately $13.8 million; reported net cash used in operations of approximately $8.5 million; at December 31, 2023, the accumulated deficit would have been approximately $51.8 million and the stockholders’ deficit would have been approximately $20.4 million. In connection with these consolidated financial statements, management evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to meet its obligations as they become due within one year from the date of issuance of these financial statements. Management assessed that there were such conditions and events, including a history of recurring operating losses, and negative cash flows from operating activities, and significant current debt obligations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2023, the Company believes its current cash balances coupled with anticipated cash flow from operating activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying consolidated financial statements. The Company has issued an aggregate principal amount of $22,146,023 in unsecured 2022 and 2023 convertible notes, plus an additional $2,975,000 in the current round of Whiskey Special Ops 2023 Notes (See Notes 5 and 16) to various new and existing investors including a related party, which together, have generated net cash proceeds of $19,305,000 through December 31, 2023.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

In October and November 2023, the holders of the unsecured 2022 and 2023 convertible notes agreed to exchange the 2022 and 2023 convertible notes and accrued interest for common stock and prepaid warrants to purchase common stock of the Company. In February 2024, the holders of the Whiskey Notes agreed to exchange the notes and related warrants and accrued interest for common stock and prepaid warrants to purchase common stock of the Company. The aggregate fair value of the 2022 and 2023 convertible notes and the Whiskey Notes will be reclassified from Convertible Notes to equity under the terms of the respective Subscription Exchange Agreements upon the effectiveness of the Company’s anticipated IPO. (See Notes 5 and 16.) Subsequent to December 31, 2023, the Company continued to issue additional Whiskey Special Ops 2023 Notes. (See Note 16.)

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

Global Conflict

Management continues to monitor the changing landscape of global conflicts and their potential impacts on its business. First among these concerns is the ongoing conflict in Ukraine, which has caused disruption in the grain, natural gas and fertilizer markets, and the result of which is uncertainty in pricing for those commodities. Because the Company relies on grains for part of its raw inputs, these disruptions could increase the supply costs. However, since the Company sources all its grain from local or known domestic suppliers, management considers that the impact of the Ukraine war is not significant based on the Company’s history and relationship with the existing farmers and growers. The other potential conflict the Company monitors is the threatening military activity between China and Taiwan. The Company used to source its glass bottles from suppliers in China and has recently migrated this production to Taiwan. Although the Company now has what it considers an adequate supply of its glass bottles at the current utilization rate, considering the potential disruption in Taiwan, the Company has started to evaluate new producers who can produce glass bottles in other countries. Finally, most recently the attacks on Israel and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, impacting prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation.

Inflation

The inflation rate could remain high in the foreseeable future. This could put cost pressure on the Company faster than it can raise prices on its products. In such cases the Company could lose money on products, or its margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting the Company’s growth plans. Likewise, labor pressures could continue to increase as employees become increasingly focused on their own standard of living, putting upward labor costs on the Company before the Company has achieved some or all of its growth plans. Management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

Interest Rates

Interest rates have been rising lately, and there are no signs that rates will drop soon. If interest rates continue to rise or remain higher than recent history has experienced, there is a risk it will cost more for the Company to conduct its business or to get access to credit. There is also a risk that consumers may feel increased economic pressure and not be willing to spend on the Company’s goods or services. Management continues to focus on interest rates and their impact on the business, the cost of borrowing and the potential impacts on its future capital-raising efforts.

U.S. Government Operations

The chance that continued inaction in Congress to secure final passage of annual spending bills puts the Company at risk of a government shutdown, which could impact its ability to secure certain federal permits through the TTB, including transfer in bond permits, and formula or label approvals. Likewise, tribal partners the Company is working with to open HDC branded distilleries and tasting rooms will rely on securing their own TTB permits. Any government shutdown could slow down progress on development, opening or operating those locations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates — The presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include the valuation of common stock, common stock warrants, convertible notes, warrant liabilities, and stock options. Results could differ from those estimates. Estimates are periodically reviewed due to changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.

Fair value option — As permitted under ASC Topic 825, Financial Instruments (“ASC Topic 825”), the Company has elected the fair value option to account for its convertible notes issued in 2022 and 2023. In accordance with ASC Topic 825, the Company records the convertible notes at fair value with changes in fair value recorded as a component of other income (expense) in the consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes are expensed as incurred and are not deferred. The Company concluded it is appropriate to apply the fair value option as they are liabilities not classified as a component of stockholders’ equity (deficit). In addition, the convertible notes meet other applicable criteria for electing fair value option under ASC Topic 825.

Fair value measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The valuation hierarchy contains three levels:

Level 1 —	Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 —	Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.
Level 3 —	Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize observable inputs and minimize unobservable inputs.

In determining the appropriate levels, the Company analyzes the assets and liabilities measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s financial instruments consist primarily of cash, accounts receivable, inventory and accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature. The carrying value of long-term debt approximates fair value because of the market interest rate of the debt. The convertible notes and warrant liabilities associated with the Company’s convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above.

During the years ended December 31, 2023 and 2022, there were no transfers between Level 1, Level 2, and Level 3.

Convertible notes — The Company’s convertible promissory notes are recognized initially and subsequently at fair value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes on the Company’s consolidated balance sheets. The changes in the fair value of these convertible notes are recorded as “changes in fair value of convertible notes” as a component of other income (expenses) in the consolidated statements of operations. The changes in fair value related to the accrued interest components are also included within the single line of change in fair value of convertible notes on the consolidated statements of operations.

Warrant liabilities — The Company issued certain warrants for the purchase of shares of its common stock in connection with the Company’s convertible notes (see Note 7) and classified them as a liability on its consolidated balance sheets. These warrants are classified as a liability under ASC 480 as the Company may settle the warrants by issuing a variable number of its common shares and the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. The warrant liabilities are initially recorded at fair value on the issuance date of each warrant and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

Concentrations of credit risk — Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts receivable, accounts payable and bank demand deposits that may, from time to time, exceed Federal Depository Insurance Corporation (“FDIC”) insurance limits. To mitigate the risks associated with FDIC insured limits the Company recently opened an Insured Cash Swap (“ICS”) service account at its primary bank. Under terms of the ICS, when the bank places funds for the Company using ICS, the deposit is sent from the Company’s transaction account into deposit accounts at other ICS Network banks in amounts below the standard FDIC insured maximum of $250,000 for overnight settling. If the Company’s account exceeds the FDIC limit of $250,000 at the end of the business day, funds are automatically swept out by our bank and spread among partner banks in accounts, each totaling less than $250,000. This makes the Company’s funds eligible for FDIC insurance protection each day. The funds are then swept back into the Company’s account at the beginning of the next business day. The aggregate limit that can be protected for the Company under this program is approximately $150 million.

The Company considers the concentration of credit risk associated with its accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. As of December 31, 2023 and 2022, the Company had customers that individually represented 10% or more of the Company’s accounts receivable. There were two and three individual customers that represented 71% and 57% of total accounts receivable, as of December 31, 2023 and 2022, respectively. There were four and three individual customer accounts that represented 64% and 57% of total revenue for the years ended December 31, 2023 and 2022, respectively. There were three and one individual suppliers that represented 48% and 19% of total accounts payable, as of December 31, 2023 and 2022, respectively.

Accounts receivable — Accounts receivable are reported at net realizable value. Receivables consist of amounts due from distributors. In evaluating the collectability of individual receivable balances, the Company considers several factors, including the age of the balance, the customers’ historical payment history, its credit worthiness and economic trends. There was no allowance for credit losses to reflect CECL adoption as of December 31, 2023 and 2022.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories — Inventories are stated at the lower of cost or net realizable value, with cost being determined under the weighted average method, and consist of raw materials, work-in-process, and finished goods. Costs associated with spirit production and other costs related to manufacturing of products for sale, are recorded as inventory. Work-in-process inventory is comprised of all accumulated costs of raw materials, direct labor, and manufacturing overhead to the respective stage of production. Finished goods and raw materials inventory includes the supplier cost, shipping charges, import fees, and federal excise taxes. Management routinely monitors inventory and periodically writes off damaged and unsellable inventory. There was no valuation allowance as of December 31, 2023 and 2022.

The Company holds volumes of barreled whiskey, which will not be sold within one year due to the duration of the aging process. Consistent with industry practices, all barreled whiskey is classified as work-in-process inventory and is included in current assets.

Deferred transaction costs — Deferred transaction costs consist of direct legal, accounting, filing and other fees and costs directly attributable to the proposed Business Combination Agreement that (see Note 1). Deferred transaction costs were approximately $1,397,964 and $708,817 as of December 31, 2023 and 2022, respectively. As of May 18, 2023, the Business Combination Agreement was terminated. Accordingly, the related balance of deferred transaction costs related to the Business Combination in the amount of $423,869 were expensed to general and administrative expense during the period ended June 30, 2023, deferred transaction costs expensed related to the Business Combination Agreement portion were $208,682 and $215,187 as of June 30, 2023 and December 31, 2022, respectively. Subsequent to the termination of the Business Combination Agreement, the Company is contemplating an initial public offering (“IPO”). Accordingly, the deferred offering costs relating to the Company’s contemplated IPO will continue to be deferred and capitalized as incurred, and were $1,397,964 and $493,630 as of December 31, 2023 and 2022, respectively. The deferred offering costs relating to the Company’s contemplated IPO will be offset against IPO proceeds upon the consummation of the offering. In the event the IPO is terminated, abandoned or significantly delayed, any deferred transaction costs will be immediately recognized in operating expenses.

Liabilities for Deferred Revenue — During 2023, the Company entered into a distilled spirits barreling production agreement with Tiburon Opportunity Fund, L.P. This agreement is for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made in January 2023. Subsequent to December 31, 2023, this agreement was amended in March 2024 to a reduced number of 600 barrels for $500,000. The then $500,000 excess prepayment was then used to purchase a Whiskey Note in the principal amount of $672,500 and subsequently exchanged (contingent upon the consummation of this offering) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock. (See Note 16.).

Property and equipment, net of accumulated depreciation — Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets — generally three to twenty years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the lease. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Upon retirement or sale, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases — The Company adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to accumulated deficit. Upon adoption, the operating lease right-of-use (“ROU”) asset was measured at cost, which included the initial measurement of the lease liability, prepaid rent and initial direct costs incurred by the Company, less incentives received. The operating lease liability represents the present value of the remaining minimum lease payments as of January 1, 2022. The Company elected the package of three practical expedients, which allowed an entity to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. The Company elected not to apply the use-of-hindsight to reassess the lease term. The Company elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of operations over the lease term. The Company elected the practical expedient to not separate lease and non-lease components for all leases. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting.

The Company has operating leases for corporate offices, warehouses, distilleries and tasting rooms that are accounted for under ASC 842. The Company determines if an arrangement is a lease at inception. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from a lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company recognizes lease expense for lease payments on a straight-line basis over the term of the lease. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification. For modified leases, the Company also reassess the lease classification as of the modification’s effective date.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling the Company’s credit rating on its history arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. The Company’s calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect the Company’s ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, the Company determines the borrowing rates for all operating leases.

The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non- cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the consolidated balance sheets.

Impairment of long-lived assets — All of the Company’s long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition is estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. The Company did not record any impairment losses on long-lived assets for the years ended December 31, 2023 and 2022.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments/Investment in Flavored Bourbon LLC — Non-marketable equity investments of privately held companies are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to Accounting Standards Codification (“ASC”) Topic 321 Investments — Equity Securities (“ASC 321”) as the Company does not exert any significant influence over the operations of the investee company.

The Company performs a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Company considers include but are not limited to; i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that the investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value of the investment.

As of December 31, 2023 and 2022, the Company had a 15.1% ownership interest in Flavored Bourbon, LLC. and did not record any impairment charges related to its investments. See also Note 5 — Payment Upon Sale of Flavored Bourbon, LLC. In January 2024, Flavored Bourbon LLC conducted a capital call, successfully raising $12 million from current and new investors at the same valuation as the last raise. The Company chose not to participate in the raise, but still retained its rights to full recovery of is capital account of $25.3 million, with the Company being guaranteed a pay out of this $25.3 million in the event the brand is sold to a third party, or the Company can block such sale. The Company retains 11.2071% ownership interest in this entity plus a 2.5% override in the waterfall of distributions. The valuation and accounting for this event will be recorded in the Company’s financial statements for the quarter ended March 31, 2024. See Note 16.

Treasury stock — Treasury stock is shares of the Company’s own stock that have been issued and subsequently repurchased by the Company. Converting outstanding shares to treasury shares does not reduce the number of shares issued but does reduce the number of shares outstanding. These shares are not eligible to receive dividends.

The Company accounts for treasury stock under the cost method. Upon the retirement of treasury shares, the Company deducts the par value of the retired treasury shares from common stock and allocates the excess of cost over par as a deduction to additional paid-in capital based on the pro-rata portion of additional paid-in-capital, and the remaining excess as an increase to accumulated deficit. Retired treasury shares revert to the status of authorized but unissued shares. All shares repurchased to date have been retired. For the years ended December 31, 2023 and 2022, the Company repurchased 71 and 82 shares of common stock at a price of $157.89 per share, respectively.

Segment reporting — The Company operates in a single segment. The segment reflects how the Company’s operations are evaluated by senior management and the structure of its internal financial reporting. Both financial and certain non-financial data are reported and evaluated to assist senior management with strategic planning.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition — The Company’s revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of direct consumers. The Company’s revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of a product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to the Company. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

Direct to Consumer — The Company sells its spirits and other merchandise directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet (e-commerce).

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly shipments in accordance with each contract. The Company transfers control and recognizes revenue for these contracts upon shipment of the spirits to the customer.

Tasting room and internet spirit sales are paid for at the time of sale. The Company transfers control and recognizes revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

The Company periodically offers discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — The Company sells its spirits to wholesale distributors under purchase orders. The Company transfers control and recognizes revenue for these orders upon shipment of the spirits from the Company’s warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. The Company pays depletion allowances to its wholesale distributors based on their sales to their customers which are recorded as a reduction of wholesale product revenue. The Company also pays certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for years ended December 31, 2023 and 2022 were $66,271 and $44,591, respectively.

Third Party — The Company produces and sells barreled spirits to Third Party customers who either hold them for investment or who have a plan to use the product in the future once the spirits are finished aging. Third Party Barreled Spirits are paid with a deposit up front, with the remainder billed at the time of completion when the finished spirits are then produced and supplied to the customer. In most cases, the barrels are stored during aging for the customer at a fee. As of December 31, 2023 and 2022, the Company had deferred revenues of $1,039,863 and $244,248, respectively, included in other current liabilities within the consolidated balance sheets. These performance obligations are expected to be satisfied within one year.

Service revenue — Represents fees for distinct value-added services that the Company provides to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over-time as the agreed upon services are completed. The Company recorded $2,834,742 and $3,080,884 in service revenue in the consolidated statements of operations for the years ended December 31, 2023 and 2022, respectively. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents revenue disaggregated by sales channel:

	For the Years Ended December 31,
	2023	2022
Direct to Consumer	$3,183,664	$3,473,326
Wholesale	1,657,851	1,643,356
Third Party	294,967	112,000
Total Products Net Sales	5,136,482	5,228,682
Services	2,834,742	3,080,884
Total Net Sales	$7,971,224	$8,309,566

Substantially all revenue is recognized from sales of goods or services transferred when contract performance obligations are met. As such, the accompanying consolidated financial statements present financial information in a format which does not further disaggregate revenue, as there are no significant variations in economic factors affecting the nature, amount, timing, and uncertainty of cash flows.

Excise taxes — Excise taxes are levied on alcoholic beverages by governmental agencies. For imported alcoholic beverages, excise taxes are levied at the time of removal from the port of entry and are payable to the U.S. Customs and Boarder Protection (the “CBP”). For domestically produced alcoholic beverages, excise taxes are levied at the time of removal from a bonded production site and are payable to the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”). These taxes are not collected from customers but are instead the responsibilities of the Company. The Company’s accounting policy is to include excise taxes in “Cost of Sales” within the consolidated statements of operations, which totaled $230,230 and $258,706 for the years ended December 31, 2023 and 2022, respectively.

Shipping and handling costs — Shipping and handling costs of $165,961 and $184,712 were included in “Cost of Sales” within the consolidated statements of operations for the years ended December 31, 2023 and 2022, respectively. Costs are lower in 2023 versus the same time period in 2022 as the Company transferred fulfillment and shipping responsibility for much of the Company’s eCommerce sales to consumers to a third party.

Stock-based compensation — The Company measures compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The Company uses a third-party valuation firm to assist in calculating the fair value of the Company’s stock options. This valuation model requires the Company to make assumptions and judgment about the variables used in the calculation, including the volatility of the Company’s common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested stock options, whether forfeited or not, is not reversed.

In the past the Company granted stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Company’s Board of Directors on the date the equity award was granted.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Board of Directors determines the value of the underlying stock by considering several factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s stockholders, and the lack of liquidity of the Company’s common stock.

During the years ended December 31, 2023 and 2022, the Company did not grant any stock option awards. The Company has not granted any stock options since 2019, when the Company’s 2018 Plan was terminated in favor of the 2019 Plan, under which, the Company has granted RSUs. See Note 9.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

Advertising — The Company expenses costs relating to advertising either as costs are incurred or the first time the advertising takes place. Advertising expenses totaled $920,879 and $1,223,985 for the years ended December 31, 2023 and 2022, respectively and were included in “Sales and marketing” in the consolidated statements of operations. Costs were higher in 2022 as one additional large sponsorship contract existed at that time that was not renewed in 2023.

Income taxes — The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. The Company’s policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits as a component of income tax expenses. The Company is not aware of any entity level uncertain tax positions.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Net loss per share attributable to common stockholders — The Company computed basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per common share after giving consideration to all potentially dilutive common stock, including stock options, restricted stock unit (“RSU”) awards, and warrants to purchase common stock outstanding during the period determined using the treasury-stock method as well as the convertible notes outstanding during the period determined using the if-converted method, except where the effect of including such securities would be antidilutive.

Recently adopted accounting pronouncements standards — In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), which establishes a new approach to estimate credit losses on certain financial instruments. The update requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amended guidance will also update the impairment model for available-for-sale debt securities, requiring entities to determine whether all or a portion of the unrealized loss on such securities is a credit loss. The standard became effective for interim and annual periods beginning after December 15, 2022. Effective January 1, 2023, the Company adopted the provisions of ASU No. 2016-13 and determined that adoption did not have a material impact on our consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 3 — INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2023	2022
Finished Goods	$531,302	$877,847
Work-in-Process	989,712	1,233,462
Raw Materials	1,235,336	1,530,586
Total Inventory	$2,756,350	$3,641,895

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	Estimated Useful Lives (in years)	December 31, 2023	December 31, 2022
Machinery and Equipment	5 to 20	$3,469,204	$3,270,528
Leasehold Improvements	Lease term	7,378,639	7,350,908
Computer and Office Equipment	3 to 10	2,492,310	2,492,310
Vehicles	5	248,304	171,629
Construction in Progress	N/A	11,500	128,598
Total Property and Equipment		13,599,957	13,413,973
Less: Accumulated Depreciation		(7,171,845)	(5,730,810)
Property and Equipment, net of Accumulated Depreciation		$6,428,112	$7,683,163

Depreciation expense related to property and equipment for the years ended December 31, 2023 and 2022 was $1,430,240 and $1,512,661 respectively.

NOTE 5 — CONVERTIBLE NOTES

Increased Authorized Capital for Convertible Notes

On October 30, 2023, the Company’s Board of Directors and shareholders took certain actions and approved Amendments to the Company’s certificate of incorporation and bylaws in preparation for a planned initial public offering (the “Actions and Amendments”). These Actions and Amendments, among other things: increased the Company’s authorized capital from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and 500,000 shares of Founders Common Stock (which Founders Common Stock has four votes per share). Subsequent to December 31, 2023, the Company is in process filing a Second Amendment to its Amended and Restated Certificate of Incorporation to increase authorized capital to 70,000,000 shares. (See Note 16.). Upon approval of the October 30, 2023 increase in authorized shares, the 2022 and 2023 Convertible Notes were exchanged (contingent upon the consummation of this offering) for 3,312,148 additional shares of common stock and 507,394 prepaid warrants; The actual unconditional exchange of the Convertible Notes and reclassification of the aggregate fair value of $36,283,890 in Convertible Notes to equity (of Common Stock Par Value and Paid-in-capital of $387 and $36,283,504, respectively) under the terms of the Subscription Exchange Agreement will occur upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. Until such time, the Convertible Notes will remain on our balance sheet and the change in their fair value will also continue to be recognized as Other Income/(Expense) in our Statement of Operations.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 5 — CONVERTIBLE NOTES (cont.)

2020 Convertible Promissory Note

In March and August 2020, the Company issued multiple unsecured convertible promissory notes (the “March 2020 Notes” and “August 2020 Notes”, respectively) with an aggregate principal sum of $1,120,000 with a maturity date of December 31, 2021. The outstanding amounts plus accrued and unpaid interest could be converted into shares of the Company’s common stock at the conversion price. Unless earlier converted into shares, the August 2020 Notes could automatically convert if upon the closing of a private offering of common stock or one of its subsidiaries of at least $5,000,000, the note plus any accrued and unpaid interest could automatically convert into common stock at the lesser of $143.20, or a 20% discount off the price per share of common stock sold in private offering. In 2021, all but one of the notes were converted into shares of the Company at a discounted conversion price of $75.00 per share. As of December 31, 2021, the Company had one investor that did not elect to convert, with a convertible note balance of $450,000 and accrued interest of $49,425. This remaining note plus accrued interest were paid in full in 2022.

2022 Convertible Promissory Notes

During April 2022 through December 2022, the Company issued multiple unsecured convertible promissory notes (the “2022 Notes”) with aggregate net cash proceeds of approximately $10,740,000 and aggregate principal sum of $14,599,523 to various new and existing investors, including $4,675,000 in cash proceeds and $6,311,250 in principal to a related party (See Note 14). In February 2023, the Company issued one convertible note to an existing investor under the terms of the 2022 Notes with net cash proceeds of $260,000 and a principal sum of $351,000. In May 2023, the Company agreed with one investor to transfer their 2022 Note with a principal sum of $135,000 to instead be included under their 2023 Round 3 Note (for a total Round 3 Note of $2,160,000 for said investor). As of December 31, 2023, the cash proceeds and principal sum of the 2022 Notes totaled $10,900,000 and $14,815,523, respectively, including $4,675,000 of cash proceeds and $6,311,250 of principal to a related party. The 2022 Notes have a maturity date of July 31, 2024. The 2022 Notes are convertible, in whole or in part, into shares of the Company’s common stock at a conversion price of $157.89 per share at the option of the convertible noteholders, at any time and from time to time. If the Company consummates an IPO or a merger with a SPAC (a “deSPAC merger”), the unpaid and accrued balances of the 2022 Notes and the associated interest will automatically convert into the Company’s common stock at a discounted conversion price from either the price per share at which the Company’s common stock is sold in the IPO or the redemption price per share under a deSPAC merger. The 2022 Notes also contain certain other covenants that, among other things, impose certain restrictions on indebtedness and investments. The 2022 Notes may be used for general corporate purposes, including working capital needs, capital expenditures, and the share repurchase program. In October and November 2023, the holders of the 2022 Notes agreed to exchange the convertible notes and accrued interest under the mandatory conversion provision of the 2022 Notes, for common stock of the Company. (See below.)

2023 Convertible Promissory Notes

Beginning in March 2023 through August 2023, the Company issued multiple convertible promissory notes (collectively the “2023 Convertible Notes”) with various terms to various new and existing investors with aggregate net cash proceeds of $5,330,000 and aggregate principal sum of $7,230,500 (of which $2,950,000 in cash proceeds and $3,982,500 in principal was from a related party). In October and November 2023, the holders of the 2023 Convertible Notes agreed to exchange the convertible notes and accrued interest for common stock and prepaid warrants to purchase common stock of the Company. (See below.)

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 5 — CONVERTIBLE NOTES (cont.)

Exchange of 2022 and 2023 Convertible Promissory Notes

In October 2023 the holders of the 2022 and 2023 Convertible Notes entered into a Subscription Exchange Agreement to exchange into equity the value of their 2022 and 2023 Convertible Notes with all accrued interest and fees through, and effective as of, June 30, 2023. In October 2023, in accordance with the Subscription Exchange Agreement, and upon approval of an increase in authorized capital to accommodate such exchange, an aggregate fair value of $33,849,109 in convertible notes was exchanged (contingent upon the consummation of this offering) for an aggregate of 3,312,148 shares of common stock (with a previous fair value of $30,344,094 as of September 30, 2023 and a principal amount of $24,795,755, including accrued interest) and 507,394 prepaid warrants to purchase common stock (with a previous fair value of $3,505,015 as of September 30, 2023 and a principal amount of $1,714,574, including accrued interest). The aggregate fair value of the exchanged notes will be reclassified from Convertible Notes to equity under the terms of the Subscription Exchange Agreement upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. As of December 31, 2023, the aggregate fair value of the convertible notes had increased to $36,283,891 (with $31,665,014 attributable to the 3,312,148 shares of common stock, and $4,618,876 attributable to the 507,394 prepaid warrants to purchase common stock.) The agreement had a true up provision in the event the eventual IPO price is higher or lower than the conversion rate of $13.16 per share stated in the document. Under the terms of the Subscription Exchange Agreement, the true up provision was eliminated and the strike price of the warrants related to the 2022 Notes was fixed at a negotiated fixed, non-adjustable rate of $6.00 per share. If the Company has not listed the Common Stock on a national or international securities exchange by October 31, 2024, the Holder will have the right to exchange the Common Stock issued under the Subscription Exchange Agreement for promissory notes (the “New Notes”) on terms substantially similar to the Notes exchanged (contingent upon the consummation of this offering) in October 2023. When the Subscription Exchange Agreement was executed, the company did not have enough shares of common stock in the authorized capital account to accommodate all shares due. The Note Holders agreed to waive any requirement of the Company to have enough shares in the authorized capital account to account for the exchange for common stock and prepaid warrants.

Payment Upon Sale of Flavored Bourbon, LLC

Under the terms of the 2022 and 2023 Convertible Promissory Notes’ Securities Purchase Agreements, upon the sale of the Flavored Bourbon brand to an arm’s length third party and the receipt by the Company of any proceeds due to it from such brand sale, the holders of the 2022 and 2023 Convertible Promissory Notes shall receive a one-time payment in an amount equal to 150% of their original subscription amount. Such payment shall be in addition to any other amounts otherwise due and shall survive the conversion or repayment of the 2022 and 2023 Convertible Promissory Notes. Accordingly, the $10,900,000 in 2022 Convertible Promissory Notes subscriptions and $5,430,000 in 2023 Convertible Promissory Notes subscriptions will be due an aggregate of $24,495,000 upon the sale of Flavored Bourbon, LLC to an arm’s length third party.

2023 Series — Convertible Whiskey Special Ops 2023 Notes

In September 2023, the Company opened a $5,000,000 Round of convertible notes with a 12.5% interest rate and an August 29, 2026 maturity date (the “Whiskey Special Ops 2023 Notes” or the “Whiskey Notes”). Subsequent to December 31, 2023, the Round was increased to $10,000,000.

As of December 31, 2023, the Company had $2,975,000 in outstanding principal of Whiskey Special Ops 2023 Notes with: a fair value for the Notes (separately) of $1,452,562 (of which, $800,000 in principal and $390,607 in Fair Value was with a related party); and a fair value for the related Warrant Liability of $1,512,692 (of which $406,774 in Fair Value was with a related party). The Whiskey Special Ops 2023 Notes include warrant coverage equal to the Subscription Amount actually paid by the Holder pursuant to the Securities Purchase Agreement, divided by the Exercise Price, as defined as the price per share of the Company’s assumed IPO or, in the event the Company has not consummated the IPO, $10.00 dollars per share. Total warrants outstanding if calculated using an assumed IPO price of $5.00 per share as of December 31, 2023 would be 595,000 (of which 160,000 would be to a related party). The warrants include a mandatory cashless exercise provision whereby any warrants not previously exercised, will be automatically cashlessly exercised, beginning on the third anniversary of their issuance date, on any trading day that the 20-day VWAP of the common stock equals or exceeds a price per share equal to or greater than 125% of the exercise price of the warrant.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 5 — CONVERTIBLE NOTES (cont.)

The Company agreed to make royalty payments on the Whiskey Special Ops 2023 Notes at the rate of $10 per bottle of a new product offering of Special Forces labelled spirits. As of December 31, 2023, the Company had sold 4,680 bottles of the new product offering of Special Forces labelled spirits, representing more than $465,274 in retail shelf value, and recorded $46,800 of royalties due to the Whiskey Special Ops Noteholders. These royalties were eliminated in conjunction with the exchange of the Whiskey Notes and related Warrants into common stock subsequent to December 31, 2023.

The outstanding balance of the Whiskey Special Ops 2023 Notes and accrued interest may, in whole or part, be converted into common stock prior to maturity at the option of the holder so long as the price per share is equal to or greater than the original IPO price. Any principal and accrued interest remaining outstanding upon maturity will be mandatorily converted into common stock of the Company at the rate of $1.25 per $1.00 of outstanding principal and accrued interest at a price per share equal to the then market price per share, but in no case less than 80% of the Company’s original IPO price. The aggregate Fair Value of $1,452,562 in Whiskey Notes (separately) and the related Fair Value of the Warrant Liability of $1,512,692 will be reclassified from being a liability to equity under the terms of the Subscription Exchange Agreement upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional conversion of the Whiskey Notes into equity.

Subsequent to December 31, 2023, through April 26, 2024 the Whiskey Notes (including 884,116 related Warrants based on a $7.50 per share exercise price) agreed to exchange for common stock. The then outstanding $26,797,284 (including $10,895,111 which was with a related party) in aggregate fair value ($8,678,433 of principal amount, including accrued interest; $6,630,870 of proceeds), of which $3,247,425 was with a related party) of the Whiskey Notes and related Warrants (Warrant Liability), in accordance with a Subscription Exchange Agreement, exchanged (contingent upon the consummation of this offering) for a total of 2,399,090 shares of our common stock and 546,927 prepaid warrants to purchase our common stock (of which 2,111,900 shares were with a related party). The aggregate fair value of the exchanged Whiskey Notes and related Warrants will be reclassified from liabilities to equity under the terms of the Subscription Exchange Agreement upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional exchange of the Whiskey Notes for equity.

Convertible Notes at fair value consisted of the following:

	December 31, 2023	December 31, 2022
2022 Convertible Promissory Notes	$18,801,206	$8,041,000
2023 Convertible Promissory Notes	17,482,685	—
Whiskey Special Ops 2023 Notes	1,452,562	—
Total Convertible Notes Payable	$37,736,453	$8,041,000
Less: Convertible Notes Payable, Current	(36,283,891)	—
Convertible Notes Payable, net of Current Portion	$1,452,562	$8,041,000

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 6 — BORROWINGS

Borrowings of the Company, not including the Convertible Notes discussed in Note 5, consisted of the following:

	December 31, 2023	December 31, 2022
Silverview Loan	$12,250,000	$12,250,000
PPP Loan	2,269,456	2,269,456
Channel Partners Loan (January 2022)	—	82,887
Channel Partners Loan (April 2023)	149,824	—
Total Notes Payable	14,669,280	14,602,343
Less: Debt Issuance Costs	(398,324)	(718,872)
	$14,270,956	$13,883,471

In March and September 2021, the Company executed a secured term loan agreement and an amendment with Silverview Credit Partners, L.P. (the “Silverview Loan”) for an aggregate borrowing capacity of $15,000,000. The Silverview Loan matures on April 15, 2025. The Silverview Loan accrued interest through the 18-month anniversary of the closing date at (i) a fixed rate of 10.0%, which portion was payable in cash, and (ii) at a fixed rate of 6.5%, which portion was payable in kind and added to the outstanding obligations as principal. Effective on the 19th month anniversary of the closing date, the Silverview Loan accrues interest at a fixed rate of 15.0% through maturity. Interest payable in cash is required to be repaid on the fifteenth day of each calendar month. The Company had an option to prepay the Silverview Loan with a prepayment premium up to 30.0% of the obligations during the first twenty-four months of the loan, after which time the Company can prepay the loan with no premium due.

The Company is now past that initial twenty-four-month window and can prepay all or some of the outstanding balance without penalty. The Silverview Loan also contained certain financial and other debt covenants that, among other things, impose certain restrictions on indebtedness, liens, investments and capital expenditures. The financial covenants required that, at the end of each applicable fiscal period as defined pursuant to the Silverview Loan agreement, the Company either had (i) an EBITDA interest coverage ratio up to 2.00 to 1.00, or (ii) a cash interest coverage ratio of not less than 1.25 to 1.00. Commencing with the fiscal quarter ending June 30, 2021, the Company was to maintain liquidity of not less than $500,000. The Silverview Loan may be used for general corporate purposes, including working capital needs and capital expenditures.

The Company violated various financial and other debt covenants regarding its failure to comply with the financial covenants and to timely furnish its consolidated financial statements for the year ended December 31, 2023. As the chance of meeting the same or more restrictive covenants at subsequent compliance measurement dates within the following year is remote, the Company determined that the Silverview Loan should be classified as a current liability as of December 31, 2023. As of both December 31, 2023 and 2022, the outstanding balance of the Silverview Loan was $12,250,000. The lender had previously agreed to waive any existing covenant compliance matters as of December 31, 2022 and to forbear exercising its rights and remedies under the loan agreement through December 31, 2023.

In April 2020, the Company was granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan may only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan may be forgiven if the proceeds are used in accordance with the terms of the program within the 8 or 24-week measurement period. The loan terms require the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, the Company’s bank approved forgiveness of the loan of $3,776,100. During the year ended of December 31, 2021, the forgiveness was partially rescinded by the SBA and the Company recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in debt. Under the terms of the PPP loan, the Company has also recorded interest on the PPP loan at the rate of 1%, for a total of $84,561 as of December 31, 2023. The Company is currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that the Company has 18-24 months to repay the PPP loan. Following the date of the forgiveness, the remaining balance of the PPP loan of $2,269,456 is expected to be repaid in the next 12 months with the Company’s general assets.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 6 — BORROWINGS (cont.)

In January 2022, the Company entered into an unsecured business loan and security agreement with Channel Partners Capital, LLC (the “2022 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000. The Channel Partners Loan matured on June 26, 2023 and accrued interest at a fixed rate of 13.982%. Principal of $16,528 plus interest is payable monthly. The Company had an option to prepay the Channel Partners Loan with a prepayment discount of 5.0%. As of December 31, 2023 and 2022, the outstanding balance of the 2022 Channel Partners Loan was $0 and $82,887, respectively. In April 2023, the Company entered into a new secured business loan and security agreement with Channel Partners Capital, LLC (the “2023 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000, of which. $47,104 of proceeds were used to pay off the 2022 Channel Partners Loan. The 2023 Channel Partners Loan will mature on October 5, 2024 and accrues interest at a fixed rate of 13.34%. Payment of $16,944, principal plus interest is payable monthly. The Company has an option to prepay the 2023 Channel Partners Loan with a prepayment discount of 5.0%. As of December 31, 2023 and 2022, the outstanding balance of the 2023 Channel Partners Loan was $149,824 and $0, respectively.

As of December 31, 2023, the principal repayments of the Company’s debt measured on an amortized basis of $14,669,280 are expected to be due within one year from the issuance of these consolidated financial statements. The outstanding principal of $14,270,956, net of debt issuance costs of $398,324, was classified as a current liability on the Company’s consolidated balance sheets as of December 31, 2023.

NOTE 7 — WARRANT LIABILITIES

2022 and 2023 Convertible Promissory Notes Warrants

During 2022 and 2023, the Company issued warrants to purchase the Company’s common stock to the 2022 Notes holders, including a related party, in an amount equal to 50% of the cash proceeds (see Note 5 and Note 14). These warrants are exercisable on or after the occurrence of an IPO or a deSPAC merger and expire on July 31, 2027. The warrant exercise price is equal to: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO, or (ii) if the Company consummates a deSPAC merger, 100% of the redemption price related to such deSPAC merger. The warrants will automatically be exercised cashlessly if the stock price hits 125% of the IPO price. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the 2022 Notes, including the note issued in February 2023, and March 31, 2023 using a probability weighted expected return method and the Monte Carlo Simulation. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in 2022 was approximately $581,364, of which $300,059 was associated with the related party warrant liabilities. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in February 2023 was approximately $12,874. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net loss of $348,994 and a net gain of $148,364 resulting from the change in fair value of the warrant liabilities for the years ended December 31, 2023 and 2022, respectively, of which $149,710 and $68,635, respectively was related to the change in value of the related party warrant liabilities. On December 31, 2023 and 2022, the fair value of the warrant liabilities was $794,868 and $433,000, respectively of which $340,918 and $188,480 were associated with the related party warrant liabilities.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 7 — WARRANT LIABILITIES (cont.)

In April of 2024,under a Securities Exchange Agreement, the strike price of the warrants became fixed at a negotiated fixed, non-adjustable price of $6.00 per share (as opposed to the previous pricing which was contingent on the IPO price), whereas these 908,334 warrants now have a fixed price and include a cashless exercise provision, and will no longer qualify to be classified as liabilities in accordance with ASC 480, and their fair value that has previously been recorded as warrant liabilities will be reclassified to equity. (See Note 16.)

2023 Series — Convertible Whiskey Special Ops 2023 Notes Warrants

During 2023, the Company issued warrants to purchase the Company’s common stock to the Whiskey Note holders, including a related party, in an amount equal to the cash proceeds divided by the exercise price. (see Note 5 and Note 14). These warrants are exercisable on or after the earlier of (i) occurrence of an IPO, or (ii) August 29, 2024, and expire on August 29, 2028. The warrant exercise price is equal to the lesser of: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO, or (ii) $10.00 per share. The warrants will automatically be exercised cashlessly after the three-year anniversary of the issuance date if the stock price hits 125% of the warrant exercise price. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the Whiskey Notes using a probability weighted expected return method and the Monte Carlo Simulation. The fair value of the warrant liabilities at the issuance dates in 2023 was approximately $1,621,527, of which $436,041 was associated with the related party warrant liabilities. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net gain of $108,835 (of which $29,267 was to a related party) resulting from the change in fair value of the warrant liabilities to $1,512,692 (of which $406,774 was to a related party) for the year ended December 31, 2023.

Subsequent to December 31, 2023 and through April 26, 2024, the Whiskey Notes (including 884,116 related warrants) were exchanged (contingent upon the consummation of this offering) for common stock. The then outstanding $26,797,284 in aggregate fair value ($8,678,433 of principal amount, including accrued interest; $6,630,870 of proceeds) of the Whiskey Notes and related Warrants (Warrant Liability) in accordance with a Subscription Exchange Agreement, exchanged (contingent upon the consummation of this offering) for a total of 2,399,090 shares of our common stock and 546,927 prepaid warrants to purchase our common stock. The Whiskey Notes and related warrants were exchanged (contingent upon the consummation of this offering) for common stock; however, the Whiskey Notes and related Warrant Liabilities remain on our balance sheet until subsequent to December 31, 2023 (upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional exchange of the outstanding indebtedness and related warrants for equity). (See Note 16.)

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as of December 31, 2023 and 2022 under Level 3.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT

	Fair Value Measurement as of
	December 31, 2023	December 31, 2022
2022 and 2023 Convertible Notes	$36,283,891	$8,041,000
Whiskey Special Ops 2023 Notes	1,452,562	—
Warrant Liabilities 2022 and 2023	794,868	433,000
Warrant Liabilities Whiskey Special Ops	1,512,692	—
Total Liabilities at Fair Value	$40,044,013	$8,474,000

In November of 2023, the aggregate fair value of the Convertible Notes (which was $33,849,109 as of September 30, 2023 and $36,283,891 as of December 31, 2023) was exchanged (contingent upon the consummation of this offering) for common stock and prepaid warrants effective as of June 30, 2023. (See Note 5.).

As further discussed in Note 7, the Convertible Notes (and related Warrant Liabilities) remain on our balance sheet, and the change in their fair value will continue to be recognized as Other Income/(Expense) in our Statement of Operations, until subsequent to December 31, 2023 (upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional conversion of the outstanding indebtedness and related warrants into equity). (See Note 16.)

Valuation of Convertible Notes — The fair value of the Convertible Notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning the Company’s prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the 2022 Notes are the timing and probability of an IPO, deSPAC Merger and default scenario outcomes (see the table below). Specifically, the Company discounted the cash flows for fixed payments that were not sensitive to the equity value of the Company at payment by using annualized discount rates that were applied across valuation dates from issuance dates of the Convertible Notes to December 31, 2023 and 2022. The discount rates were based on certain considerations including time to payment, an assessment of the credit position of the Company, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the Convertible Notes.

The significant unobservable inputs that are included in the valuation of the 2022 and 2023 Convertible Notes as of December 31, 2023 and 2022, include:

	December 31, 2023		December 31, 2022
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Discount Rate	48.5%	48.5%	47.2% – 52.2%	48.7%
Expected Term (in years)	0.122 – 1.081	0.122 – 1.081	0.250 – 1.197	0.565
Probability Scenarios
IPO	70%		5% – 20%
deSPAC	0%		20% – 25%
Default/Dissolution/Forced Liquidation	20%		45% – 60%
Held to Maturity	10%		0%

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

The significant unobservable inputs that are included in the valuation of the Whiskey Special Ops 2023 Notes as of December 31, 2023 include:

	December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average
Discount Rate	54%	91.3%
Expected Term (in years)	0.125 – .667	0.125 – .667
Probability Scenarios
IPO	70%
deSPAC	0%
Default/Dissolution/Forced Liquidation	20%
Held to Maturity	10%

Valuation of Warrant Liabilities — The fair value of the warrant liabilities at issuance and at each reporting period was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. The Company used the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning the Company’s prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of IPO, deSPAC Merger and default scenario outcomes (see the table below). The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

The significant unobservable inputs that are included in the valuation of the 2022 Convertible Promissory Notes warrant liabilities as of December 31, 2023 and 2022, include:

	December 31, 2023		December 31, 2022
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Expected Term (in years)	0.122 – 1.081		0.250 – 0.700
Volatility	70%	70%	70.0%	70.0%
Risk-free Rate	74%	74%	2.9% – 4.4%	3.7%
Probability scenarios
IPO	70%		5% – 20%
deSPAC	0%		20% – 25%
Default/Dissolution/Liquidation	20%		45% – 60%
Held to Maturity	10%		0%

The significant unobservable inputs that are included in the valuation of the 2023 Series — Convertible Whiskey Special Ops 2023 Notes warrant liabilities as of December 31, 2023 include:

	December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average
Expected Term (in years)	0.125 – 4.667
Volatility	70%	70%
Risk-free Rate	3.8% – 3.87%	3.8% – 3.87%
Probability scenarios
IPO	70%
deSPAC	0%
Default/Dissolution/Liquidation	20%
Held to Maturity	10%

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs:

	2022 and 2023 Convertible Notes	Whiskey Special Ops Notes	2022 Notes Warrant Liabilities	Whiskey Special Ops Notes Warrant Liabilities
Balance as of January 1, 2022	$—	$—	$—	$—
Initial Fair Value of Instruments	—	—	581,364	—
Issuance	10,158,636	—	—	—
Change in Fair Value	(2,117,636)	—	(148,364)	—
Balance as of December 31, 2022	$8,041,000	$—	$433,000	$—
Issuances	5,577,125	1,353,473	12,874	1,621,527
Change in Fair Value	22,665,765	99,089	348,994	(108,835)
Balance as of December 31, 2023	$36,283,891	$1,452,562	$794,868	$1,512,692

NOTE 9 — STOCKHOLDERS’ EQUITY

Common stock — On October 31, 2023, the Company’s Board of Directors and shareholders increased the number of shares the Company is authorized to issue from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and 500,000 shares of Founders Common Stock, par value of $0.0001 per share. Subsequent to December 31, 2023, the Company is in process filing a Second Amendment to its Amended and Restated Certificate of Incorporation to increase authorized capital to 70,000,000 shares. (See Note 16.) The key terms of the common stocks are summarized below:

Dividends — The holders of common stock and Founders Common Stock are entitled to receive dividends if declared by the Board of Directors. No dividends have been declared since the inception of the Company.

Voting rights — The holders of Founders Common Stock are entitled to four votes for each share of Founders Common Stock and general common stockholders are entitled to one vote for each share of general common stock.

Upon approval of this increase in authorized shares, the 2022 and 2023 Convertible Notes were exchanged (contingent upon the consummation of this offering) for 3,312,148 additional shares of common stock and 507,394 prepaid warrants; The actual unconditional exchange of the Convertible Notes and reclassification of the aggregate fair value of exchanged notes (of $36,283,891 as of December 31, 2023) will be reclassified from Convertible Notes to equity (of Common Stock Par Value of $331 and Paid-in-capital of $36,283,560) under the terms of the Subscription Exchange Agreement will occur upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. (See Note 5.) As of December 31, 2023, the Company had 381,484 shares of common stock issued and outstanding. As of December 31, 2023, including the 3,312,148 shares of common stock related to the conversion of the 2022 and 2023 Convertible Notes, the Company had 3,693,632 shares of common stock issued and outstanding. During the year ended December 31, 2023, the Company repurchased 126 shares of common stock and no common stock warrants were exercised.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

Stock options — The Company’s 2018 Equity Incentive Plan was approved by the HDC Board and the HDC shareholders in March 2018. On April 27, 2019, in anticipation of the Company’s reorganization on May 1, 2019, the HDHC Board and the HDHC sole stockholder approved HDHC’s 2019 Equity Incentive Plan (the “2019 Plan”).

The 2019 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until April 2029). The cost of awards under the 2019 Plan generally is based on the fair value of the award on its grant date. The maximum number of shares that may be utilized for awards under the 2019 Plan is 450,000.

The following sets forth the outstanding ISOs and related activity for the years ended December 31, 2023 and 2022:

Options Outstanding	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	8,470	$157.89	3.82	$—
Forfeited	(333)	$157.89
Outstanding at December 31, 2022	8,137	$157.89	2.78	$—
Exercisable at December 31, 2022	7,847	$157.89	2.76	$—
Forfeited	(1,959)	$157.89
Outstanding at December 31, 2023	6,178	$157.89	1.86	$—
Exercisable at December 31, 2023	6,178	$157.89	1.86	$—
Remaining unvested at December 31, 2023	—	$157.89

ISOs require a recipient to remain in service to the Company, ISOs generally vest ratably over periods ranging from one to four years from the vesting start date of the grant and vesting of ISOs ceases upon termination of service to the Company. Vested ISOs are exercisable for three months after the date of termination of service. The terms and conditions of any ISO shall comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder. The exercise price of each ISO is the fair market value of the Company’s stock on the applicable date of grant. The Company used the mean volatility estimate from Carta’s 409A valuation based on the median 5-year volumes of select peer companies. Fair value is estimated based on a combination of shares being sold at $157.89 up through February of 2019 and the most recent 409A completed when these ISOs were issued in April of 2018 valuing the Company’s stock at $157.89 per share. No ISOs may be granted more than ten (10) years after the earlier of the approval by the Board, or the stockholders, of the 2019 Plan.

There were no grants in the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had $0 of unrecognized compensation expense related to ISOs expected to vest over a weighted average period of 0.0 years. The weighted average remaining contractual life of outstanding and exercisable ISOs is 1.86 years.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

The following table presents stock-based compensation expense included in the consolidated statements of operations related to ISOs issued under the 2019 Plan:

	For the Twelve Months Ended December 31,
	2023	2022
Cost of Sales	$—	$12,215
Sales and Marketing	—	21,361
General and Administrative	18,595	53,083
Total Share-based Compensation	$18,595	$86,659

Restricted stock units — The RSU awards granted in 2019 under the 2019 Plan were granted at the fair market value of the Company’s stock on the applicable date of grant. RSU awards generally vest ratably over periods ranging from one to four years from the grant’s start date. Upon termination of service to the Company, vesting of RSU awards ceases, and most RSU grants are forfeited by the participant, unless the award agreement indicates otherwise. The majority of RSU awards are “double trigger” and both the service-based component, and the liquidity-event component (including applicable lock-up periods) must be satisfied prior to an award being settled. Upon settlement, the RSU awards are paid in shares of the Company’s common stock. The Company recognizes the compensation expense for the restricted stock units based on the fair value of the shares at the grant date amortized over the stated period for only those shares that are not subject to the double trigger.

The following table summarizes the RSU activity for the years ended December 31, 2023 and 2022:

	Restricted Stock Units	Weighted Average Exercise Price Per Share
Unvested and Outstanding at December 31, 2021	105,727	$157.89
Granted	14,015	$157.89
Forfeited/Canceled/Expired	(734)	$157.89
Unvested and Outstanding at December 31, 2022	119,008	$157.89
Granted	—	$157.89
Forfeited/Canceled/Expired	(2,020)	$157.89
Unvested and Outstanding at December 31, 2023	116,988	$157.89

During the years ended December 31, 2023 and 2022, the Company recognized no stock-based compensation expense in connection with RSU awards granted under the plans. Compensation expense for RSU awards is recognized upon meeting both the time-vesting condition and the triggering event condition. As of December 31, 2023, based upon the grant date fair value of such RSU awards of $157.89 per share, we would expect to recognize $18,471,789 of previously unrecognized compensation expense for RSU awards upon the settling of those RSUs and the expiration any associated lock up agreements entered into in connection with this offering.

Equity-classified warrants — During the year ended 2022, the Company issued 8,166 warrants to purchase the Company’s common stock to certain broker companies as part of consideration for services performed related to funding purposes. The warrants are exercisable, in whole or in part, into shares of the Company’s common stock at an exercise price of $90 per share at the option of the warrant holders, at any time. The Company determined that warrants are equity instruments in accordance with ASC 815 — Derivatives and Hedging. The fair value of the warrants at the date of the issuance was $303,000 and was recorded as part of “General and Administrative” expense in the consolidated statements of operations and an increase in additional paid in capital in the consolidated balance sheets.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

The Company estimates the fair values of equity warrants using the Black-Scholes option-pricing model on the date of issuance. During the year ended December 31, 2023, the Company did not issue any warrants to purchase the Company’s common stock. During the years ended December 31, 2023 and 2022, the assumptions used in the Black-Scholes option pricing model were as follows:

	For the Years Ended December 31,
	2023	2022
Weighted Average Expected Volatility	—	44.32%
Expected Dividends	—	0.00%
Weighted Average Expected Term (in years)	—	5.00
Risk-Free Interest Rate	—	2.14%

As of December 31, 2023, 35,720 warrants were added for previous variable warrants. As of December 31, 2023 and 2022, there were outstanding and exercisable warrants to purchase 116,928 and 81,208, respectively, shares of the Company’s common stock, As of December 31, 2023, the weighted-average remaining contractual term was 1.56 years for the outstanding and exercisable warrants.

Deferred Compensation — Beginning in May 2023, certain senior level employees elected to defer a portion of their salary until such time as the Company completed a successful public registration of its stock. Upon success of the public registration, each employee will then be paid their deferred salary plus $2 dollars in RSUs or stock options (under the new 2024 Plan — See Note 16) for every $1 dollar of deferred salary. As of December 31, 2023, the Company recorded about $407,963 including employer tax obligation of such deferred payroll expense, included in accrued liabilities. Accordingly, as of December 31, 2023 the Company has also committed to issue approximately $650,138 in equity compensation related to the deferred compensation.

NOTE 10 — INCOME TAXES

The tax effects of significant items comprising the Company’s deferred taxes as of December 31 are as follows:

	December 31,
	2023	2022
Deferred Tax Assets
Reserves	$74,283	$83,134
Deferred Wages	93,745	—
Lease Liability	1,005,696	1,072,236
Net Operating Loss Carryforwards	11,250,985	8,973,639
Credit Carryforwards	164,796	91,614
Fixed Asset Basis	1,016,323	517,435
Other Carryforwards	55,583	16,616
Allowance for Bad Debts	—	16,969
Total Deferred Tax Assets	13,661,412	10,771,642
Less: Valuation Allowance	(10,309,361)	(7,429,810)
Deferred Tax Liabilities
Investment in Flavored Bourbon LLC	(2,511,373)	(2,472,700)
Right-of-Use Assets	(840,677)	(869,132)
Total Deferred Tax Liabilities	(3,352,050)	(3,341,831)
Net Deferred Tax Assets	$—	$—

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The change in the valuation allowance for the period ended December 31, 2023 was an increase of $2,879,551 and change in the valuation allowance for the period ended December 31, 2022 was an increase of $3,229,449.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 10 — INCOME TAXES (cont.)

At December 31, 2023 and 2022, the Company has federal net operating loss carryforwards of $49,287,572 and $40,443,870 respectively, which have an indefinite carryforward period. Under Sections 382 and 383 of the Code, substantial changes in our ownership may limit the amount of net operating loss and research that could be used annually in the future to offset taxable income. The tax benefits related to future utilization of federal net operating loss carryforwards, credit carryovers, and other deferred tax assets may be limited or lost if the cumulative changes in ownership exceeds 50% within any three-year period. The Company has not completed a formal Section 382/383 analysis under the Code regarding the limitation of net operating loss and tax credit carryforwards. If a change in ownership were to have occurred, the annual limitation may result in a reduction of available tax attributes in a given tax year.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to its operating loss carry forward, the U.S. federal statute of limitations remains open for 2018 and onward. The Company has no ongoing or recently closed income tax examinations. The Company recognizes tax benefits from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits. Interest and penalties related to uncertain tax positions are classified as income tax expense.

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:

	For the Years Ended December 31,
	2023	2022
Effective Tax Rate Reconciliation
Statutory Rate	21.0%	21.0%
State Taxes	0.72%	1.84%
Permanent Items	(13.26)%	3.43%
Change in Valuation Allowance	(7.83)%	(26.34)%
Tax Credits	0.0%	0.0%
True-ups/Other	(0.64)%	0.0%
Total	(0.00)%	(0.07)%

The benefit from and provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 21% to earnings before taxes, primarily because of the valuation allowance, nondeductible items, state taxes, fair value adjustments, true-up adjustments.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 11 — LEASES

The Company adopted ASC Topic 842 on January 1, 2022 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under ASC Topic 840, Leases, which was the accounting standard in effect for those periods. The Company has operating leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment which have been accounted for using the adopted standard. The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non-cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

The following table presents the consolidated lease cost for amounts included in the measurement of lease liabilities for operating leases for the years ended December 31, 2023, and 2022, respectively:

	Years Ended December 31,
	2023	2022
Lease Cost:
Amortization of Right-of-Use Assets	$29,299	$49,395
Interest on Lease Liabilities	275	2,177
Operating lease cost(1)	1,495,846	1,512,015
Total lease cost	$1,525,420	$1,563,587

(1)	Included in “Cost of sales”, “Sales and Marketing” and “General and Administrative “expenses in the accompanying consolidated statements of operations.

The following table presents weighted-average remaining lease terms and weighted-average discount rates for the consolidated operating leases as of December 31, 2023 and 2022, respectively:

	December 31,
	2023	2022
Weighted-average remaining lease term – operating leases (in years)	6	6.5
Weighted-average discount rate – operating leases	22%	22%

The Company’s ROU assets and liabilities for operating leases were $3,658,493 and $4,376,630, respectively, as of December 31, 2023. The ROU assets and liabilities for operating leases were $3,841,480 and $4,739,182, respectively, as of December 31, 2022. The ROU assets for operating leases were included in “Operating Lease Right-of-Use Assets, net” in our accompanying consolidated balance sheets. The liabilities for operating leases were included in the “Operating Lease Liabilities, Current” and “Operating Lease Liabilities, net of Current Portion” in the accompanying consolidated balance sheets.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 11 — LEASES (cont.)

Maturities of lease liabilities for the years through 2028 and thereafter are as follows:

Amounts
Years Ending
2024	$1,449,504
2025	1,245,614
2026	1,187,039
2027	1,199,467
2028	1,227,821
thereafter	1,892,919
Total lease payments	$8,202,364
Less: Interest	(3,825,734)
Total Lease Liabilities	$4,376,630

NOTE 12 — COMMITMENTS AND CONTINGENCIES

As an inducement to obtain financing in 2022 and 2023 through convertible notes, the Company agreed to pay a portion of certain future revenues we may receive from the sale of FBLLC or the Flavored Bourbon brand to the investors in such financings in the amount of 150% of their subscription amount for an aggregate of approximately $24,495,000. See Note 5 — Payment Upon Sale of Flavored Bourbon, LLC.

The Company maintains operating leases for various facilities. See Note 11, Leases, for further information.

Litigation — From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.

As of December 31, 2023 and 2022, the Company has not been subject to any pending litigation claims.

Management Fee — The Company is required to pay a monthly management fee to Summit Distillery, Inc (see Note 14).

NOTE 13 — RETIREMENT PLAN

The Company sponsors a Roth 401(k) and profit-sharing plan (the “Plan”), in which all eligible employees may participate after completing 3 months of employment. No contributions have been made by the Company during the years ended of December 31, 2023 and 2022.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 14 — RELATED-PARTY TRANSACTIONS

Management Agreement

On October 6, 2014, the Company entered into a management agreement with Summit Distillery, Inc., an Oregon corporation, to open a new Heritage Distilling Company location in Eugene, Oregon. The Company engaged Summit Distillery, Inc., to manage the Eugene location for an annual management fee. The principals and sole owners of Summit Distillery, Inc., are also shareholders of HDHC. For each of the years ended December 31, 2023 and 2022, the Company expensed a management fee of $180,000 and $180,000 respectively, to Summit Distilling, Inc. The fee is based upon a percentage of the Company’s trailing twelve months, earnings before interest, taxes and depreciation expense, as defined in the management agreement.

2022 and 2023 Convertible Notes

During 2022, the Company issued multiple unsecured convertible promissory notes under the terms of the 2022 Notes to a related party who is a current shareholder of the Company and owns more than 10% of the Company’s outstanding common stock as of December 31, 2022 and 2023. The aggregate principal sum of the related party convertible 2022 Notes was $6,311,250 with an aggregate cash proceed of $4,675,000 (See Note 5). Concurrent with the execution of the 2022 Notes, the Company issued warrants to the related party in an amount equal to 50% of the cash proceeds from the convertible notes (see Note 7). The Company initially allocated the $4,675,000 aggregate cash proceeds from the related party to the convertible 2022 Notes and the associated warrants on their respective issuance dates in the aggregate amounts of $4,422,379 and $252,621, respectively.

During 2023, the Company issued multiple additional unsecured convertible promissory notes under the terms of the 2023 Notes to the same related party for a principal sum of $3,982,500 with a cash proceed of $2,950,000 (See Note 5).

As of December 31, 2022, the fair value of the related party convertible notes and warrant liabilities was $3,476,057 and $187,181, respectively. As of December 31, 2023, the fair value of the related party convertible notes and warrant liabilities was $17,220,203 and $340,918, respectively.

2023 Series — Convertible Whiskey Special Ops 2023 Notes

As of December 31, 2023, $800,000 in principal of the Whiskey Special Ops 2023 Notes were held by the related party, plus 106,667 warrants to purchase common stock, calculated using an estimated IPO price of $7.50 per share. Subsequent to December 31, 2023, the Company issued an additional $1,433,000 of Whiskey Special Ops 2023 Notes with a similarly calculated 191,067 warrants to the same related party.

On February 29, 2024, the related party agreed to exchange its then held Whiskey Notes and related warrants for equity under the terms of the most recent round of 2023 Convertible Notes and the aforementioned warrants were terminated. (See Note 16.)

2023 Barrel Production Contract

During 2023, the Company entered into a distilled spirits barreling production agreement with Tiburon Opportunity Fund, L.P. This agreement is for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made in January 2023. Subsequent to December 31, 2023, this agreement was amended in March 2024 to a reduced number of 600 barrels for $500,000. The then $500,000 excess prepayment was then used to purchase a Whiskey Note in the principal amount of $672,500 and subsequently exchanged (contingent upon the consummation of this offering) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock. (See Note 16.).

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 15 — BASIC AND DILUTED NET LOSS PER SHARE

The Company computes basic net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. The Company computes diluted net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period, plus the dilutive effect of the stock options, RSU awards and exercisable common stock warrants, as applicable pursuant to the treasury stock method, and the convertible notes, as applicable pursuant to the if-converted method. The following table sets forth the computation of basic and diluted net loss per share:

	For the Years Ended December 31,
	2023	2022
Numerator:
Net Loss	$(36,798,419)	$(12,268,216)
Denominator:
Weighted Average Common Shares Outstanding, Basic and Diluted	381,543	381,266
Net Loss Per Share, Basic and Diluted	$(96.45)	$(32.18)

Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	For the Years Ended December 31,
	2023	2022
ISOs	6,178	8,137
Equity-classified Warrants	116,928	81,208
Liability-classified Warrants	2,020,139	—
Convertible Notes	431,276	183,939
RSU Awards	116,988	119,008
Total	2,691,509	392,292

NOTE 16 — SUBSEQUENT EVENTS

For its consolidated financial statements as of December 31, 2023 and for the period then ended, the Company evaluated subsequent events through the date on which those financial statements were issued. Other than the item noted below, there were no subsequent events identified for disclosure as of the date the financial statements were available to be issued.

On May 14, 2024, the Board and Shareholders of the Company approved a .57-for-1 reverse stock split. All share and per share numbers included in these Financial Statements as of and for the years ended December 31, 2023 and 2022 reflect the effect of that stock split unless otherwise noted.

The Company’s Board of Directors and shareholders took certain actions and approved Amendments to the Company’s certificate of incorporation and bylaws in preparation for a planned initial public offering (the “Actions and Amendments”), and have begun the process of filing of the Second Amendment to Amended and Restated Certificate of Incorporation of Heritage Distilling Holding Company, Inc. These Actions and Amendments, among other things: will increase the Company’s authorized capital from 10,000,000 shares to 70,000,000 shares, including 69,500,000 shares of common stock and 500,000 shares of Founders Common Stock. The increase in authorized shares will include provision for the additional shares to be issued with the Company’s anticipated IPO, including those discussed in the following paragraphs, and other future equity activities not yet known.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 16 — SUBSEQUENT EVENTS (cont.)

In March 2024, the Company increased the $5,000,000 Round of convertible notes with a 12.5% interest rate and an August 29, 2026 maturity date (the “Whiskey Special Ops 2023 Notes”) to $10,000,000.

Subsequent to $2,975,000 raised through December 31, 2023, the Company raised additional proceeds under the terms of the Whiskey Special Ops 2023 Notes (“Whiskey Notes”) of $767,000 in January 2024, $718,110 in February 2024, $1,630,760 in March 2024, and $540,000 in April 2024, through April 26, 2024, for aggregate total principal of $6,803,370 and proceeds of $6,630,870 (of which, $2,405,500 of principal and $2,233,000 of proceeds was with a related party). Beginning in January 2024, the Company offered holders of the Whiskey Notes an option to exchange their Whiskey Notes and related warrants for equity under the terms of the most recent round of 2023 Convertible Notes. Subsequent to December 31, 2023 and through April 26, 2024, the Whiskey Notes (including 884,116 related warrants) agreed to exchange for common stock. The then-outstanding $26,797,284 in aggregate fair value of the Whiskey Notes and related Warrants (Warrant Liability) were exchanged (contingent upon the consummation of this offering) for a total of 2,399,090 shares of our common stock and prepaid warrants for 546,927 shares of common stock under a negotiated Subscription Exchange Agreement. The actual unconditional exchange of the Whiskey Notes and related warrants and reclassification to equity (of Common Stock Par Value and Paid-in-capital of $517 and $27,591,635, respectively) under the terms of the Subscription Exchange Agreement will occur upon the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional exchange of the Whiskey Notes and related warrants for equity. Until such a time, the Whiskey Notes and related Warrant Liabilities will remain on our balance sheet, and the change in their fair values will also continue to be recognized as Other Income/(Expense) in our Statement of Operations. (See Note 5.)

In December 2023, the Company entered into an agreement with a wholesaler distributor network in Oklahoma, which will purchase products from the Company at wholesale and resell and distribute that product throughout the state through the state’s three tier system. The Company entered into contracts with wholesale distributors for distribution of its products into Kansas, Kentucky, Colorado and portion of Texas with a goal of completing those negotiations by the end of the second quarter of 2024.

In May 2024, 105,360 RSUs were voluntarily terminated and 80 RSUs were forfeited, leaving 11,064 issued RSUs to settle at a grant value of $157.89 per share. The Company had previously anticipated recognizing $18,394,817 of previously unrecognized compensation expense for those RSU awards upon the expiration of lock up agreements entered into in connection with this offering. As a result of the termination of the aforementioned RSUs, the Company now expects to recognize an expense of $1,746,895 upon the expiration of any lock ups for the remaining. In April 2024, certain holders of common stock and prepaid warrants received from the 2023 October Subscription Exchange Agreements agreed to amend those agreements as they relate to the exercise price for warrants offered as part of the 2022 Convertible Notes. Under the terms of a Subscription Exchange Agreement, the strike price of the warrants related to the 2022 Notes was fixed at a negotiated fixed, non-adjustable $6.00 per share and include a cashless exercise provision. Accordingly, these 908,334 warrants will no longer qualify to be classified as liabilities in accordance with ASC 480, and their fair value that has previously been recorded as warrant liabilities will be reclassified to equity.

In April 2024 all holders of Whiskey Notes agreed to exchange their notes and warrants for common stock under a Subscription Exchange Agreement. Under the terms of a Subscription Exchange Agreements, the Whiskey Notes and related 755,919 warrants were exchanged (contingent upon the consummation of this offering) for 2,399,090 shares of common stock and 546,927 prepaid warrants. Accordingly, those warrants will no longer qualify to be classified as liabilities in accordance with ASC 480, and their fair value that has previously been recorded as warrant liabilities will be reclassified to equity. (See Note 7.) The Whiskey Notes and related warrants were exchanged (contingent upon the consummation of this offering) for common stock; however, the Whiskey Notes and related Warrant Liabilities remain on our balance sheet until the effectiveness of the Company’s anticipated IPO — which is the remaining prerequisite for the unconditional conversion of the outstanding indebtedness and related warrants into equity.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 16 — SUBSEQUENT EVENTS (cont.)

The Underwriting Agreement and the related warrants granted to the Underwriter equal to 5% of the total proceeds raised in the offering at an exercise price equal to the offering price. This number of warrants may increase by up to 15% if the Underwriter elects to utilize the overallotment rights of the Offering.

In February 2024, the Company purchased all the outstanding stock of Thinking Tree Spirits, Inc. (“TTS”). Under the terms of the stock sale, the Company paid the shareholders of TTS $670,686 (net of $50,000 held back for post-closing accounting true-ups) using shares of common stock of the Company, and assumed $364,500 of debt. The $670,686 was paid using common stock of the Company at a negotiated price of $13.16 per share (or 50,972 shares), subject to a true-up provision that expires August 31, 2024 to the price per share of the Company’s anticipated IPO, if lower, (currently $5.00, or 134,137 shares). The acquisition will be recorded at a fair value, based on the $670,686 initial payment, and a fair value probability applied to the contingent earn out payments. The valuation and accounting for this acquisition will be recorded in the Company’s financial statements for the quarter ended March 31, 2024. The fair value of the acquisition will be re-measured for each subsequent reporting period until resolution of the contingent earn out payments, and any increases or decreases in fair value will be recorded in the income statement as an operating loss or gain. Under the terms of the TTS acquisition, TTS shareholders will be eligible to receive contingent earn out payments from the Company through February 17, 2027 of:

●	Up to $800,000 per year (payable in Company common stock) in each of the first 3 years post acquisition (for an aggregate of up to $2,400,000), calculated as $1.00 worth of Company common stock for every $1.00 of revenue of TTS brands and activities that exceed the previous year’s TTS associated revenue. Shortfalls in years 1 and 2 to be caught up in years 2 and/or 3, if revenues are then sufficient.

●	$395,000 if TTS is successful in securing an agreement for a new tasting room location, to be branded TTS and Heritage Distilling, or as a Company approved sub-brand or collective brand, within a certain confidential retail location in Portland OR within 3 years, TTS shareholders will receive an additional $395,000, payable at HDHC’s election either in cash or in shares of the Company’s common stock (based on closing price 30 days post opening of such location).

See Note 10 related to the treatment of the shares owed to TTS shareholders related to recently asserted dissenters’ rights related to that transaction.

On January 31, 2024, we terminated a contract to produce a world-class gin for a large international spirit brand owner as we shift our focus toward putting our resources into higher margin activities under our own core brands and programs and reducing risks associated with hourly labor in certain markets. The termination of this contract is expected to result in decreased production services revenue beginning in the first quarter of 2024 while also helping us to improve our margin as we focus on higher margin activities.

Subsequent to December 31, 2023, Flavored Bourbon LLC conducted a capital call, successfully raising $12 million from current and new investors at the same valuation as the last raise. The Company chose not to participate in the raise, but still retained its rights to full recovery of is capital account of $25.3 million, with the Company being guaranteed a pay out of this $25.3 million in the event the brand is sold to a third party, or the Company can block such sale. The Company retains 11.2071% ownership interest in this entity plus a 2.5% override in the waterfall of distributions. The valuation and accounting for this event will be recorded in the Company’s financial statements for the quarter ended March 31, 2024.

Up to a maximum of 5,000,000 Shares of Common Stock

and

67,162 Shares Issuable Upon the Exercise of the Commitment Warrant

Heritage Distilling Holding Company, Inc.

PROSPECTUS

Common Stock

February 4, 2025